Notice of the
2026
Annual General Meeting and Proxy Statement





ULTRA CLEAN HOLDINGS, INC.
26462 Corporate Avenue
Hayward, CA 94545

NOTICE OF 2026 ANNUAL MEETING OF STOCKHOLDERS OF ULTRA CLEAN HOLDINGS, INC.

Purposes:

- Elect our directors
- Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal 2026
- Hold an advisory vote on executive compensation
- Approval of an amendment and restatement of our stock incentive plan
- Approval of an amendment and restatement of our employee stock purchase plan
- Conduct other business that may properly come before the annual meeting or any adjournment or postponement thereof

Adjournments or Postponements

In the event of an adjournment, postponement or emergency that may change the annual meeting's time, date or location, we will make an announcement, issue a press release or post information at www.uct.com/investors to notify stockholders, as appropriate. Information on or accessible through our website is not incorporated by reference in this Proxy Statement.

Important Notice Regarding The Availability Of Proxy Materials For The Stockholder Meeting To Be Held On May 22, 2026: This Proxy Statement, along with our 2026 Annual Report to Stockholders, is available on the following website: http://materials.proxyvote.com.

Sincerely,

/s/ James Xiao
James Xiao
Chief Executive Officer
April 27, 2026



Date:

May 22, 2026
Time: 12:30 p.m. Pacific Time

Virtual Meeting:

www.virtualshareholdermeeting.com/UCTT2026

The Annual Meeting will be held in a virtual meeting format only. You will not be able to attend the Annual Meeting physically. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/UCTT2026, you must enter the control number found on your proxy card, voting instruction form or notice.

Who Can Vote:

March 27, 2026 is the record date for voting. Only stockholders of record at the close of business on that date may vote at the annual meeting or any adjournment thereof.

All stockholders are cordially invited to attend the meeting. At the meeting, you will hear a report on our business and have a chance to meet some of our directors and executive officers.

 **VOTE ONLINE**

 **VOTE BY PHONE**

 **VOTE BY MAIL**
Sign, date and return your proxy card in the postage-paid envelope.

 **VOTE DURING THE MEETING**
Whether you expect to attend the meeting or not, please vote electronically via the Internet or by telephone or by completing, signing and promptly returning the enclosed proxy card in the enclosed postage-prepaid envelope. You may change your vote and revoke your proxy at any time before the polls close at the meeting by following the procedures described in the accompanying proxy statement.

ULTRA CLEAN HOLDINGS, INC.

2026 ANNUAL MEETING OF STOCKHOLDERS
NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

TABLE OF CONTENTS



ULTRA CLEAN HOLDINGS, INC.
26462 Corporate Avenue
Hayward, CA 94545

PROXY STATEMENT FOR 2026 ANNUAL MEETING OF STOCKHOLDERS

May 22, 2026

Information Concerning Solicitation and Voting

Your vote is very important. For this reason, our Board of Directors is requesting that you permit your shares of common stock to be represented at our 2026 Annual Meeting of Stockholders by the proxies named on the enclosed proxy card. This proxy statement contains important information for you to consider in deciding how to vote on the matters brought before the meeting. The date of this proxy statement is April 27, 2026. The proxy statement and form of proxy are first being mailed to our stockholders on or about April 27, 2026.

Important Notice Regarding The Availability Of Proxy Materials For The Stockholder Meeting To Be Held On May 22, 2026: This Proxy Statement, along with our 2025 Annual Report to Stockholders, is available on the following website: http://materials.proxyvote.com.

General Information

Ultra Clean Holdings, Inc., referred to in this proxy statement as "Ultra Clean," "UCT," the "Company" or "we," is soliciting the enclosed proxy for use at our Annual Meeting of Stockholders to be held on May 22, 2026 at 12:30 p.m., Pacific Time or at any adjournment thereof for the purposes set forth in this proxy statement. Our annual meeting will be a virtual meeting of stockholders, which will be conducted via a live audio webcast. You will be able to attend the Annual Meeting, submit your questions and vote online during the meeting by visiting www.virtualshareholdermeeting.com/UCTT2026.

In the event of an adjournment, postponement or emergency that may change the Annual Meeting's time, date or location, we will make an announcement, issue a press release or post information at www.uct.com/investors to notify stockholders, as appropriate. Information on or accessible through our website is not incorporated by reference in this Proxy Statement.

Who May Attend and Vote at Our Annual Meeting

All holders of our common stock, as reflected in our records at the close of business on March 27, 2026, the record date for voting, may attend and vote at the meeting. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/UCTT2026, you must enter the control number found on your proxy card, voting instruction form or notice you previously received.

Each share of common stock that you owned on the record date entitles you to one vote on each matter properly brought before the meeting. As of the record date, there were issued and outstanding 44,825,713 shares of our common stock, $0.001 par value.

Holding Shares as a "Beneficial Owner" (or in "Street Name")

Most stockholders are considered the "beneficial owners" of their shares, that is, they hold their shares through a broker, bank or nominee rather than directly in their own names. As summarized below, there are some distinctions between shares held of record and those owned beneficially or in "street name."

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, you are considered the stockholder of record with respect to those shares. If you are a stockholder of record, we are sending paper copies of the proxy materials directly to you. As our stockholder of record, you have the right to grant your voting proxy directly to us by signing and mailing the enclosed proxy card or by voting on the Internet or telephone or at the annual meeting.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or nominee, you are considered the beneficial owner of shares held in street name, and the proxy statement is being forwarded to you by or on behalf of your broker, bank or nominee (who is considered the stockholder of record with respect to those shares). As the beneficial

owner, you have the right to direct your broker, bank, or nominee how to vote by following the instructions you receive from your broker, bank or nominee. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote these shares at the annual meeting unless you request, complete and deliver a proxy from your broker, bank or nominee.

How to Vote

You may vote in person at the virtual meeting or by proxy.

Voting by Proxy. If you are a stockholder of record, you may vote by proxy over the Internet, by telephone or by mail if you complete and return the enclosed proxy card by following the instructions on the proxy card. If your shares are held in street name, you have the right to direct your broker, bank or nominee how to vote by following the instructions you receive from your broker, bank or nominee. The shares voted electronically, telephonically or represented by the proxy cards received, properly marked, dated, signed and not revoked, will be voted at the annual meeting. We recommend that you vote by proxy even if you plan to attend the meeting. You may change your vote at the meeting even if you have previously submitted a proxy.

Voting at the Annual Meeting. The method or timing of your vote will not limit your right to vote at the annual meeting. However, if your shares are held in the name of a bank, broker or other nominee, you must obtain a legal proxy, executed in your favor, from the holder of record to be able to vote at the annual meeting. You should allow yourself enough time prior to the annual meeting to obtain this proxy from the holder of record.

How Proxies Work

This proxy statement is furnished in connection with the solicitation of proxies by us for use at the annual meeting and at any adjournment of that meeting. If you give us your proxy, you authorize us to vote your shares at the meeting in the manner you direct. You may vote for all, some or none of our director candidates. You may also vote for or against the other proposals, or you may abstain from voting.

If you give us your proxy but do not specify how your shares shall be voted on a particular matter, your shares will be voted:

- FOR the election of each of the named nominees for director;

- FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm;

- FOR the approval of the compensation of our named executive officers;

- FOR the approval of an amendment and restatement of our stock incentive plan;

- FOR the approval of an amendment and restatement of our employee stock purchase plan; and

- with respect to any other matter that may come before the annual meeting, as recommended by our Board of Directors or otherwise in the proxies' discretion.

Changing or Revoking Your Vote

You have the right to revoke your previously submitted proxy at any time before your proxy is exercised at the annual meeting.

If you are the stockholder of record, you may revoke your proxy by resubmitting your vote on a later date on the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the annual meeting will be counted), by signing and returning a new proxy card with a later date, by attending and voting at the annual meeting or by giving written notice to our Secretary that you wish to revoke your previously submitted proxy.

If you hold shares beneficially in street name, you may revoke your proxy by submitting new voting instructions to your broker, bank or nominee by following the instructions they provide you or, if you have obtained a legal proxy from your broker, bank or nominee giving you the right to vote your shares, by attending and voting at the annual meeting.

Note that for both stockholders of record and beneficial owners, attendance at the annual meeting will not cause your previously granted proxy to be revoked unless you specifically so request or vote in person at the annual meeting.

Important Notice Regarding Delivery of Stockholder Documents

Only one proxy statement, annual report and set of accompanying materials, if applicable, are being delivered by us to multiple stockholders sharing an address, who have consented to receiving one set of such materials, until we receive contrary instructions from any such stockholders. We will deliver, promptly upon written or oral request, a separate copy of such materials to a stockholder at a shared address to which a single copy of such materials was delivered. A stockholder who wishes to receive a separate copy of the proxy statement and accompanying materials now or in the future, or stockholders sharing an address who are receiving multiple copies of the proxy statement and accompanying materials and wish to receive a single copy of such materials, should submit a request to Broadridge, c/o Householding Department, 51 Mercedes Way, Edgewood, NY 11717 or call 800-542-1061.

Votes Needed to Hold the Meeting and Approve Proposals

In order to carry on the business of the annual meeting, stockholders entitled to cast a majority of the votes at a meeting of stockholders must be represented at the meeting, either in person or by proxy. Abstentions and broker non-votes are counted for the purpose of determining the presence of a quorum. Broker non-votes occur when shares held by a broker on behalf of a beneficial owner are not voted with respect to a particular proposal, which generally occurs when the broker has not received voting instructions from the beneficial owner and lacks the discretionary authority to vote the shares itself.

Election of Directors. Our Amended and Restated Bylaws provide that a director nominee must receive a majority of the votes cast with respect to such nominee in uncontested director elections (i.e., the number of shares voted "for" a director nominee must exceed the number of shares voted "against" such nominee). Accordingly, abstentions and broker non-votes will have no effect on the outcome of this proposal. If an incumbent director nominee fails to receive a majority of the votes cast in an uncontested election, the director shall immediately tender his or her resignation to the Board. The Nominating, Sustainability and Corporate Governance Committee of the Board, or such other committee designated by the Board, shall make a recommendation to the Board as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board shall act on the resignation, taking into account the committee's recommendation, and publicly disclose its decision regarding the resignation within 90 days following certification of the election results. If the Board accepts a director's resignation, or if a nominee for director is not elected and the nominee is not an incumbent director, the remaining members of the Board may fill the resulting vacancy or may decrease the size of the Board.

Brokers do not have discretionary authority to vote shares without instructions from beneficial owners in the election of directors. Therefore, beneficial owners who are not stockholders of record and who want their votes to be counted in the election of directors must give voting instructions to their bank, broker or nominee before the date of the annual meeting.

Ratification of the appointment of our independent registered public accounting firm. The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote on the proposal will be required to ratify the appointment of our independent registered public accounting firm for the current fiscal year. We believe that the ratification of our independent registered public accounting firm is a routine proposal for which brokers may vote shares held on behalf of beneficial owners who have not given voting instructions with respect to that proposal. Accordingly, abstentions will have the same effect as negative votes for this proposal.

Advisory vote on the compensation of our named executive officers. The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote on the proposal will be sufficient to approve, by an advisory, non-binding vote, the compensation of our named executive officers for fiscal 2025. The advisory vote on the compensation of our named executive officers, while held annually, is not considered a routine proposal; therefore, brokers lack the discretionary authority to vote shares without instructions from beneficial owners for this proposal. Accordingly, abstentions will have the same effect as negative votes for this proposal, and broker non-votes will have no effect on the outcome of this proposal.

Approval of an amendment and restatement of our stock incentive plan. The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote on the proposal will be required to approve the amendment and restatement of our stock incentive plan, which will, among others, increase the number of shares available for issuance under the stock incentive plan from 12,555,695 to 16,055,695. The approval of the amendment and restatement of the stock incentive plan is not considered a routine proposal; therefore, brokers lack the discretionary authority to vote shares without instructions from beneficial owners for this proposal. Accordingly, abstentions will have the same effect as negative votes for this proposal, and broker non-votes will have no effect on the outcome of this proposal.

Approval of an amendment and restatement of our employee stock purchase plan. The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote on the proposal will be required to approve the amendment and restatement of our employee stock purchase plan, which will, among others, increase the number of shares available for issuance under the stock incentive plan from 1,055,343 to 1,505,343. The approval of the amendment and restatement of the employee stock purchase plan is not considered a routine proposal; therefore brokers lack the discretionary authority to vote shares without instructions from beneficial owners for this proposal. Accordingly, abstentions will have the same effect as negative votes for this proposal, and broker non-votes will have no effect on the outcome of this proposal.

Approval of any other matter properly submitted to the stockholders at the annual meeting generally will require the affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote on that matter.

Security Ownership of Certain Beneficial Owners and Management

The table below sets forth information as of March 1, 2026 regarding the beneficial ownership (as defined by Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of our common stock by:

- each person or group known by us to own beneficially more than five percent of our common stock;

- each of our directors, director nominees and named executive officers individually; and

- all directors and executive officers as a group.

In accordance with applicable rules of the Securities and Exchange Commission (the "SEC"), beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable, and shares subject to restricted stock units that vest and are delivered, within 60 days of March 1, 2026. Shares issuable pursuant to the exercise of stock options, and restricted stock units that vest, in the 60 days following March 1, 2026, are deemed outstanding for the purpose of computing the ownership percentage of the person holding such options, or shares subject to restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person. The percentage of beneficial ownership for the following table is based on 45,498,321 shares of common stock outstanding as of March 1, 2026.

The address of each of the named individuals in the table below is c/o Ultra Clean Holdings, Inc., 26462 Corporate Avenue, Hayward, CA 94545 unless otherwise indicated below. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

NAME AND ADDRESS OF BENEFICIAL OWNER	SHARES OF COMMON STOCK BENEFICIALLY OWNED	
	NUMBER	PERCENT
Greater than 5% Stockholders		
BlackRock, Inc.[1] 50 Hudson Yards New York, NY 10001	6,748,231	14.8%
The Vanguard Group[2] 100 Vanguard Boulevard Malvern, PA 19355	4,580,193	10.1%
Frontier Capital Management Co., LLC.[3] 99 Summer Street Boston, MA 02110	3,509,839	7.7%
Invesco Ltd.[4] 1331 Spring Street NW, Suite 2500 Atlanta, GA 30309	3,399,834	7.5%
Named Executive Officers, Directors and Director Nominees		
James Xiao[5]	0	*
James P. Scholhamer[6]	282,855	*
Sheri L. Savage[7]	42,063	*
Harjinder Bajwa[8]	33,700	*
Christopher S. Cook[9]	36,688	*
Jeffrey L. McKibben[10]	10,647	*
Clarence L. Granger[11][12]	112,817	*
Thomas T. Edman[12]	46,041	*
David T. ibnAle[12]	45,241	*
Emily M. Liggett[12]	43,775	*
Ernest E. Maddock[12]	56,241	*
Jacqueline A. Seto[12]	28,950	*
Joanne Solomon[12]	9,508	*
All Executive Officers and Directors as a Group (17 persons)[13]	822,251	1.8%

* Less than 1%.

(1) Based on a Schedule 13G filed with the SEC on April 30, 2025 for the period ended March 31, 2025.

(2) Based on a Schedule 13G filed with the SEC on August 12, 2024 for the period ended July 31, 2024.

(3) Based on a Schedule 13G filed with the SEC on February 17, 2026 for the period ended December 31, 2025.

(4) Based on a Schedule 13G filed with the SEC on February 12, 2026 for the period ended December 31, 2025.

(5)   Mr. Xiao was appointed, effective September 2, 2025, as the Company's Chief Executive Officer and a member of the Company's Board of Directors.

(6)   Mr. Scholhamer stepped down, effective March 4, 2025, as the Company's Chief Executive Officer and as a member of the Company's Board of Directors.

(7)   Includes 22,298 restricted stock units that were scheduled to vest on April 30, 2026.

(8)   Mr. Bajwa's employment as Chief Operating Officer was terminated effective January 25, 2026. No restricted stock units are scheduled to vest.

(9)   Includes 20,865 restricted stock units that were scheduled to vest on April 30, 2026.

(10)   Includes 10,647 restricted stock units that were scheduled to vest on April 30, 2026.

(11)   Mr. Granger served as the Company's Chief Executive Officer on an interim basis from March 5, 2025 to September 1, 2025.

(12)   Includes 8,198 restricted stock units that vest on the earlier of the day before the 2026 Annual Meeting of Stockholders and May 21, 2026.

(13)   Consists of shares beneficially owned by our current executive officers and directors as of March 1, 2026, which include (i) 4,115 restricted stock units that were scheduled to vest on March 31, 2026; (ii) 93,115 restricted stock units that were scheduled to vest on April 30, 2026; and (iii) 57,386 restricted stock units that were scheduled to vest on the earlier of the day before the 2026 Annual Meeting of Stockholders and May 21, 2026.

At the close of business on March 27, 2026, the record date, we had 44,825,713 shares of common stock outstanding. Each share of our common stock is entitled to one vote on all matters properly submitted for a stockholder vote.

Delinquent Section 16(a) Reports

Section 16(a) requires our directors, executive officers and beneficial holders of 10% or more of a registered class of our equity securities to file certain reports with the SEC regarding ownership of, and transactions in, our equity securities. Based solely on a review of Forms 3, 4 and 5 and amendments thereto furnished to us and written representations we received from our directors and officers required to file the reports, we believe that all of our directors, executive officers and beneficial holders of 10% or more of a registered class of our equity securities, filed, on a timely basis, all reports required by Section 16(a) of the Exchange Act for the year ended December 26, 2025.

Cost of Proxy Solicitation

We will pay the cost of this proxy solicitation. Some of our employees may also solicit proxies, without any additional compensation. We may also reimburse banks, brokerage firms and nominees for their expenses in forwarding proxy materials to their customers who are beneficial owners of our common stock and obtaining their voting instructions.

Deadline for Receipt of Stockholder Proposals

If you wish to submit a proposal for inclusion in the proxy statement for our 2027 Annual Meeting of Stockholders, you must follow the procedures outlined in Rule 14a-8 of the Exchange Act, and we must receive your proposal at the address below no later than January 3, 2027. Stockholders intending to present a proposal at the next annual meeting without the inclusion of such proposal in the Company's proxy materials, including for the election of director nominees, must comply with the requirements set forth in our Amended and Restated Bylaws. The Amended and Restated Bylaws require, among other things, that a stockholder must submit a written notice of intent to present such a proposal at the address below not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting of stockholders (as long as the date of the annual meeting is not advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date, in which case notice must be received no earlier than 120 days prior to such meeting and no later than the later of 70 days prior to such meeting or the 10th day following the public announcement of the date of such meeting). Therefore, we must receive notice of such proposal for the 2027 Annual Meeting of Stockholders no earlier than January 22, 2027, and no later than February 21, 2027, otherwise such notice will be considered untimely and we will not be required to present it at the 2027 Annual Meeting of Stockholders. The Company reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements. In addition to the requirements contained in our Amended and Restated Bylaws, to comply with the SEC's universal proxy rules, a stockholder who intends to solicit proxies in support of director nominees other than our nominees must comply with the additional requirements of Rule 14a-19 of the Exchange Act.

Contacting Ultra Clean

If you have questions or would like more information about the annual meeting, you can contact us in either of the following ways:

- *By telephone:* 510-576-4400
- *By fax:* 510-576-4401
- *In writing at our principal executive offices:* Ultra Clean Holdings, Inc.
Attn: Secretary
26462 Corporate Avenue
Hayward, CA 94545

Company Overview

We are a leading developer and supplier of critical subsystems, components, parts, and ultra-high purity cleaning and analytical services primarily for the semiconductor industry. We offer our customers integrated outsourced solutions for major subassemblies, improved design-to-delivery cycle times, design for manufacturability, prototyping and part and component manufacturing, as well as tool chamber parts cleaning and coating, and micro-contamination analytical services. Our Products division designs, engineers and manufactures production tools, components, parts, and modules and subsystems for the semiconductor and display capital equipment markets. Products include chemical delivery modules, frame assemblies, gas delivery systems, fluid delivery systems, precision robotics and process modules as well as other high-level assemblies. Our Services division provides ultra-high purity parts cleaning, process tool part recoating, surface encapsulation and high sensitivity micro contamination analysis for semiconductor device makers and wafer fabrication equipment ("WFE") markets.

Fiscal 2025 Year in Review

Performance Highlights

In 2025, we delivered stable operational performance amid a dynamic operating environment, generating revenue of $2.05 billion, remaining flat compared to 2024. Results for the year reflected disciplined execution across our global operations, supported by our broad, differentiated Products and Services portfolios.

Over the long-term, we believe the semiconductor market we serve will continue to grow due to multi-year industry demand from a broad range of drivers, such as new device architecture (e.g. gate all around and backside power distribution), memory devices (e.g. high bandwidth memory) necessary for cloud, artificial intelligence ("AI") and machine learning ("ML") applications, and advanced packaging. We also believe that semiconductor original equipment manufacturers ("OEM") are increasingly relying on partners like UCT to fulfill their expanding capacity requirements. Additionally, our Services business is benefiting as device manufacturers rely on precision cleaning and coating to produce even more advanced devices.



Highlights:

- Revenue was $2.05 billion in 2025, compared to $2.10 billion in 2024.

- GAAP operating margin was (5.2)% in 2025, compared to 4.3% in the prior year. Non-GAAP* operating margin was 5.3% in 2025, compared to 6.9% in 2024. Margins continue to be influenced by fluctuations in volume, mix, manufacturing region and related tariffs as well as material and transportation costs. The financial results for fiscal year 2025 reflect a pre-tax, non-cash charge of $151.1 million related to goodwill impairments.

- GAAP earnings (loss) per share ("EPS") was ($4.00) in 2025 and $0.52 in 2024. Non-GAAP EPS* was $1.05 in 2025, compared to $1.44 in 2024.

- Continued to advance global capacity while consolidating and modernizing operations into state-of-the-art, scalable facilities in strategic locations around the world.

In addition to providing results that are determined in accordance with Generally Accepted Accounting Principles in the United States of America ("GAAP"), management uses non-GAAP gross margin, non-GAAP operating margin and non-GAAP net income to evaluate the Company's operating and financial results. Management believes the presentation of non-GAAP results is useful to investors for analyzing our core business and business trends and comparing performance to prior periods, along with enhancing investors' ability to view the Company's results from management's perspective. The presentation of this additional information should not be considered a substitute for results prepared in accordance with GAAP.

Non-GAAP results are adjusted for amortization of intangible assets, stock-based compensation, restructuring charges, legal-related costs, impairment of goodwill, debt refinancing costs, fair value adjustments, VAT settlement, acquisition activity costs and the tax effects of the foregoing adjustments. See Appendix A for a reconciliation of GAAP to non-GAAP measures and for additional information about the non-GAAP measures we use in this proxy statement.

Stock Price Performance:

The graph that follows compares the total shareholder return (TSR) of UCT's common stock with the cumulative total return of the Nasdaq Composite Index, the Russell 2000 Index and the SOX Index for the five years ended December 31, 2025.

Over this five-year period, UCT has delivered a compound annual growth rate of (4.1%). This includes an extended period of global softening in end-market demand for semiconductors that began in late 2022.

We will continue to align our global operations with customers' evolving forecasts while maintaining our focus on ramp readiness, disciplined operational execution, and effectively leveraging our worldwide manufacturing footprint to meet demand.

Comparison of Five-Year Cumulative Total Return of UCT

Performance of $100 Initial investment vs. Russell 2000 vs. Nasdaq Composite vs. Philadelphia SE Semiconductor Index



The following is a summary of key highlights of the Company's financial performance for fiscal year 2025:

| | YEARS ENDED | | | % INCREASE (DECEMBER) |
| | DECEMBER 26, 2025 | DECEMBER 27, 2024 | INCREASE (DECEMBER) | |
		(DOLLARS ARE IN MILLIONS)%		
Revenues	$2,054.0	$2,097.6	$ (43.6)	-2.1%
GAAP Gross margin	15.7%	17.0%	-1.3%	-7.6%
Non-GAAP Gross margin*	16.5%	17.5%	-1.0%	-5.7%
Income (loss) from operations	$ (107.4)	$ 91.2	$(198.6)	-217.8%
Non-GAAP income from operations*	$ 109.8	$ 145.4	$ (35.6)	-24.5%
Operating cash flow	$ 65.6	$ 65.0	$ 0.6	0.9%
Market capitalization at fiscal year end	$1,184.4	$1,648.5	$(464.1)	-28.2%

* In addition to providing results that are determined in accordance with Generally Accepted Accounting Principles in the United States of America ("GAAP"), management uses non-GAAP gross margin, non-GAAP operating margin and non-GAAP net income to evaluate the Company's operating and financial results. Management believes the presentation of non-GAAP results is useful to investors for analyzing our core business and business trends and comparing performance to prior periods, along with enhancing investors' ability to view the Company's results from management's perspective. The presentation of this additional information should not be considered a substitute for results prepared in accordance with GAAP.

Non-GAAP results are adjusted for amortization of intangible assets, stock-based compensation, restructuring charges, legal-related costs, impairment of goodwill, debt refinancing costs, fair value adjustments, VAT settlement, acquisition activity costs and the tax effects of the foregoing adjustments. See Appendix A for a reconciliation of income from operations to non-GAAP income from operations and gross margin to non-GAAP gross margin and for additional information about the non-GAAP measures we use in this proxy statement.

PROPOSAL 1: ELECTION OF DIRECTORS

Our Amended and Restated Bylaws provide that our Board of Directors shall be elected at the annual meeting of our stockholders, and each director so elected shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal. Our Board of Directors, at the recommendation of the Nominating, Sustainability and Corporate Governance Committee, has recommended for nomination the nominees for director named below. All of these nominees currently serve as our directors. Each nominee has consented to serve as a nominee, to serve as a director if elected, and to being named a nominee in this proxy statement. If a director nominee becomes unavailable before the election, your proxy authorizes the people named as proxies to vote for a replacement nominee if our Board of Directors names one. Effective April 22, 2026, our Board of Directors, at the recommendation of the Nominating, Sustainability and Corporate Governance Committee, appointed Thomas T. Edman as the new independent Chairperson of the Board upon his reelection. Mr. Edman will succeed Clarence L. Granger, who had been serving as our independent Chairperson since 2018.

Our Amended and Restated Bylaws provide that a director nominee must receive a majority of the votes cast with respect to such nominee in uncontested director elections (i.e., the number of shares voted "for" a director nominee must exceed the number of shares voted "against" such nominee). Accordingly, abstentions and broker non-votes will have no effect on the outcome of this proposal. If an incumbent director nominee fails to receive a majority of the votes cast in an uncontested election, the director shall immediately tender his or her resignation to the Board. The Nominating, Sustainability and Corporate Governance Committee of the Board, or such other committee designated by the Board, shall make a recommendation to the Board as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board shall act on the resignation, taking into account the committee's recommendation, and publicly disclose its decision regarding the resignation within 90 days following certification of the election results. If the Board accepts a director's resignation, or if a nominee for director is not elected and the nominee is not an incumbent director, the remaining members of the Board may fill the resulting vacancy or may decrease the size of the Board.

NAME	POSITION/OFFICE HELD WITH THE COMPANY	AGE	DIRECTOR SINCE
Thomas T. Edman	Chairman and Nominee for Director	63	2015
James Xiao	Chief Executive Officer, Director and Nominee for Director	55	2025
Clarence L. Granger	Director and Nominee for Director	77	2002
David T. ibnAle	Director and Nominee for Director	54	2002
Emily M. Liggett	Director and Nominee for Director	70	2014
Ernest E. Maddock	Director and Nominee for Director	68	2018
Jacqueline A. Seto	Director and Nominee for Director	59	2020
Joanne Solomon	Director and Nominee for Director	60	2025

Set forth below is information about each of our nominees for director:



Thomas T. Edman — Independent Chairperson
Director since 2015
Age: 63
Key qualifications and expertise considered by the Board in nominating this director:

- Strong business acumen and deep technology-industry experience with sizeable companies, including as former CEO of a public company
- Executive vision and leadership with extensive experience in Asia and with compensation matters
- Global network of customer, industry and government relationships

Thomas T. Edman served as Chief Executive Officer of TTM Technologies Inc. from 2014 until his retirement in September 2025, and has been a member of its Board of Directors since 2004. Mr. Edman also has been a member of the Board of Directors at Jabil, Inc. and Materion Corporation since January 2026. Prior to joining TTM Technologies, Inc., Mr. Edman held multiple management roles at Applied Materials Inc., including Group Vice President and General Manager of the AKT Display Business Group and Corporate Vice President of Corporate Business Development. Before that, he served as President and CEO of Applied Films Corporation and also as General Manager of the High Performance Materials Division of Marubeni Specialty Chemicals Inc. Mr. Edman is currently the Emeritus chairman of the Global Electronics Association, a trade association for the electronics manufacturing industry. Mr. Edman holds a B.A. in East Asian Studies (Japan) from Yale University and an M.B.A. from The Wharton School at the University of Pennsylvania.



James Xiao — Chief Executive Officer and Director
Director since 2025
Age: 55
Key qualifications and expertise considered by the Board in nominating this director:

- Executive leadership and vision
- Extensive industry experience and in-depth customer knowledge
- Strong engineering and operations experience
- Global network of customer, industry and government relationships

James Xiao joined UCT as Chief Executive Officer and a member of our board of directors in September 2025. Mr. Xiao is a proven technology leader with a successful track record of unlocking value through cutting-edge technologies, market expansion, and operational excellence. With over 30 years of experience in the semiconductor, solar, and display industries, he spent 19 years at Applied Materials in a range of leadership roles, most recently as Corporate Vice President and General Manager of the company's multi-billion-dollar semiconductor ALD product group. He joined Applied Materials in 2006 through the acquisition of Applied Films, where he was President of the China branch, overseeing operations, service and sales. Mr. Xiao holds a B.S. in Applied Physics from Dalian University of Technology, an MBA from Indiana University's Kelley School of Business, and has completed executive leadership training at Stanford University.



Clarence L. Granger — Independent Director
Director since 2002
Age: 77
Key qualifications and expertise considered by the Board in nominating this director:

- Extensive knowledge of UCT's business, strategy, people, operations, finances and competitive position in the semiconductor capital equipment industry
- Executive leadership and vision
- Global network of customer, industry and government relationships

Clarence L. Granger has served as our Chairman since October 2006 and has served as our interim Chief Executive Officer from March 4, 2025 to September 1, 2025. Mr. Granger was integral to the successful onboarding of and transition to our new CEO. From 1996 to 2015, Mr. Granger served in multiple roles with UCT including Chief Operating Officer and Executive Vice President of Operations, culminating with 12 years as our Chief Executive Officer until his retirement. Before joining UCT, Mr. Granger held executive management roles at Seagate Technology, HMT Technology and Xidex, including the position of Chief Executive Officer for HMT Technology. Mr. Granger has a B.S. in Industrial Engineering from the University of California at Berkeley and an M.S. in Industrial Engineering from Stanford University.



David T. ibnAle — Independent Director
Director since 2002
Age: 54
Key qualifications and expertise considered by the Board in nominating this director:

- Expertise in corporate finance, accounting and strategy
- Brings a thorough understanding of business management, including investment, corporate strategy and mergers and acquisitions to UCT's growth initiatives
- Qualifies as a financial expert and provides important support as a member of our Audit Committee

David T. ibnAle is a Founding and Managing Partner of Advance Venture Partners LLC. He has 28 years of experience as an investor in high-growth technology companies. Before co-founding AVP, Mr. ibnAle was a Managing Director of TPG Growth, the growth equity and middle-market investment platform of TPG. Prior to joining TPG Growth, he was an investment professional and Partner at Francisco Partners and an investment professional at Summit Partners. Mr. ibnAle has served on the Boards of Directors of several public and private technology companies, and currently serves on the Boards of Affinity, Alto Solutions, AutoLeap, Morning Consult, Boulder Care and Midi Health. Mr. ibnAle also serves as Chair of the Board of Trustees of the San Francisco Foundation. Mr. ibnAle holds a B.A. in Public Policy and an M.A. in International Development Policy from Stanford University, and an M.B.A. from the Stanford University Graduate School of Business.



Emily Liggett — Independent Director
Director since 2014
Age: 70
Key qualifications and expertise considered by the Board in nominating this director:
- CEO and management experience in a variety of technical industrial companies
- Strong international perspective, having managed worldwide businesses, partnerships, and international joint ventures
- Expertise in governance, strategy, operations, new product development, sales, marketing, and business development for highly technical businesses

Emily Liggett is the Founder and Chief Executive Officer of Liggett Advisors, a strategy/implementation consulting business, since 2017. Previously, Ms. Liggett was CEO of NovaTorque, Inc., CEO of Apexon, CEO of Capstone Turbine and CEO of Elo TouchSystems. Before these roles, she held assignments in sales, marketing, operations and general management at Raychem Corporation, including GM of the Raychem Telecommunications Division. Ms. Liggett is presently a director of Materion Corporation. She was previously a director of Kaiser Aluminum, MTS Systems Corporation and of Immersion Corporation, and serves on the Purdue Research Foundation Board of Directors. As a board member, Ms. Liggett has developed expertise in oversight of corporate sustainability matters including environmental, social and governance best practices and implementation. She teaches Corporate Governance at the Stanford Graduate School of Business. Ms. Liggett has a B.S. in Chemical Engineering from Purdue University, an M.S. degree in Manufacturing Systems and an M.B.A. from Stanford University.



Ernest E. Maddock — Independent Director
Director since 2018
Age: 68
Key qualifications and expertise considered by the Board in nominating this director:
- Practical and strategic insight into complex financial reporting and management issues
- Significant operational expertise
- Knowledge of critical drivers across the semiconductor ecosystem

Ernest E. Maddock has held leadership positions at multiple global companies during his career. Mr. Maddock served as Senior Vice President and Chief Financial Officer at Micron Technology from 2015 until his retirement in 2018. Prior to joining Micron, Mr. Maddock served as Executive Vice President and Chief Financial Officer of Riverbed Technology. Before joining Riverbed, he spent 15 years at Lam Research Corporation ("Lam"), rising to Executive Vice President and Chief Financial Officer. His previous roles at Lam included Vice President, Customer Support Business Group; and Group Vice President and Senior Vice President of Global Operations. Currently, Mr. Maddock serves on the Board of Directors of Avnet, Inc., Ouster Inc., Teradyne, Inc., and previously served as a member of the Board of Directors for Intersil Corporation. Mr. Maddock holds a B.S. in Industrial Management from the Georgia Institute of Technology and an M.B.A. from Georgia State University.



Jacqueline A. Seto — Independent Director
Director since 2020
Age: 60
Key qualifications and expertise considered by the Board in nominating this director:
- Deep understanding of the semiconductor/semiconductor equipment industry and customers
- Strong engineering and operations expertise
- Extensive experience in product development, strategy and marketing

Jacqueline A. Seto is currently Principal of Side People Consulting, partnering with emerging companies and with non-profit organizations advising on strategic planning and leadership consulting. Previously, Ms. Seto spent 22 years at Lam Research, where she advanced to the position of Group Vice President and General Manager of the Clean Business Unit. Her previous roles at Lam included Corporate Vice President and General Manager in the Reliant Business Unit, Vice President of Product and Strategic Marketing and Managing Director of Emerging Businesses. Ms. Seto currently serves as a member of the Faculty Advancement Board for McGill University Faculty of Engineering and as the President and a member of the Board of Directors for the International Women's Forum Oregon. She previously served as a member of the Board of Directors for Oregon Museum of Science and Industry, TriAegis Residential Services, for Mastersranking.com and as the Board Secretary of Prevent Child Abuse Oregon. As a board member, Ms. Seto has

developed expertise in oversight of corporate sustainability matters including environmental, social and governance best practices and implementation. Ms. Seto holds a Bachelor of Engineering in Chemical Engineering from McGill University.



Joanne Solomon — Independent Director
Director since 2025
Age: 60
Key qualifications and expertise considered by the Board in nominating this director:
- Deep understanding of corporate finance, accounting and strategy
- Finance leadership in multiple technology companies and industries
- Extensive experience in global expansion and acquisitions

Joanne Solomon served as Chief Financial Officer at Maxeon Solar Technologies, Ltd. from 2020 until 2021 and at Katerra Inc. from 2017 until 2019. Ms. Solomon spent sixteen years at Amkor Technology, Inc. (Amkor) from 2000 until 2016. She served as Chief Financial Officer from 2007 until 2016. Her previous roles at Amkor included, among others, Senior Vice President, Finance and Corporate Controller, and Senior Vice President, Finance and Treasurer, from 2000 until 2007. Ms. Solomon holds a B.S. in Business Administration, Accounting and Finance from Drexel University, and an M.B.A. in International Management from Thunderbird School of Global Management (now part of Arizona State University). Ms. Solomon also currently serves as a member of the Board of Directors for Viavi Solutions Inc. since 2022, and previously served as a member of the Board of Director for Boys and Girls Clubs of Metropolitan Phoenix (non-profit) from 2007 until 2017.

There are no family relationships among any of our directors and executive officers. There are no arrangements or understandings between any of our directors and us pursuant to which such director was or is to be selected as a director or nominee. Information related to the compensation of our Board of Directors can be found under "Director Compensation" below.

Board Recommendation

 **Our Board of Directors recommends that you vote "FOR" each of the nominees to the Board of Directors set forth in this Proposal 1.**

Structure of Board of Directors and Corporate Governance Information

Director Independence. We are required to comply with the director independence rules of the Nasdaq Stock Market ("Nasdaq") and the SEC. These rules require that the board of directors of a listed company be composed of a majority of independent directors and that the audit committee, compensation and people committee and nominating, environmental, social and corporate governance committee be composed solely of independent directors.

Our Board of Directors has determined that each of our directors and director nominees is independent in accordance with applicable Nasdaq and SEC rules other than Mr. Granger. Accordingly, a majority of our current Board of Directors is independent as required by Nasdaq rules and, upon election of each of our director nominees at the 2026 Annual Meeting of Stockholders, a majority of our Board of Directors will be independent as required by Nasdaq rules.

Director Responsibilities. We are governed by our Board of Directors and its various committees that meet throughout the year. Our Board of Directors currently consists of eight directors. During 2025, there were five meetings of our Board of Directors. We expect directors to attend and prepare for all meetings of the Board of Directors and the meetings of the committees on which they serve. Each of our directors attended 100% of the aggregate number of meetings of the Board of Directors and the committees on which he or she served during 2025.

Board Leadership Structure. Our corporate governance guidelines allow for the flexibility to combine or separate the offices of Chairman and the Chief Executive Officer to best serve the interests of the Company and its stockholders. Until Mr. Scholhamer stepped down as the Company's Chief Executive Officer and a director on March 4, 2025, Mr. Scholhamer served as the Chief Executive Officer and Mr. Granger served as the Chairman of our Board of Directors. Following Mr. Scholhamer's resignation, our Board of Directors appointed Mr. Granger to serve as interim Chief Executive Officer (while retaining his position as Chairman of our Board of Directors), temporarily combining these leadership roles. On April 25, 2025, our Board of Directors designated Emily Liggett as lead independent director. Both Mr. Granger and Ms. Liggett served in these capacities until Mr. Xiao was appointed as the Company's permanent Chief Executive Officer. Mr. Granger will continue to serve as the Chairman of our Board of Directors until the annual meeting of our stockholders, and will thereafter serve as an independent director upon reelection. Our Board of Directors believes our current board leadership structure to be an efficient and successful leadership model for the

Company, promoting clear accountability and effective decision-making. The roles of our Chairman and Chief Executive Officer are separated to allow Mr. Xiao to develop and execute on our corporate strategy and focus on day-to-day operations and company performance. Our Board of Directors believes that Mr. Granger had conducted his duties as Chairman effectively, and our stockholders had benefited from Mr. Granger's service as Chairman due to his deep background and experience in our industry and his knowledge of our operations as our former Chief Executive Officer. Mr. Edman, our next Chairman of the Board upon reelection, will carry out the duties of Chairman with the benefit of his extensive business acumen and broad leadership experience in the technology industry. Mr. Edman has served as Chief Executive Officer of a public company and brings a strong understanding of the operational and strategic demands facing large-scale enterprises. In addition, Mr. Edman brings valuable international perspective through his extensive experience in Asia, as well as deep expertise in executive compensation matters, having served as the chair of our Compensation Committee for several years. Our Board believes that these qualities and experiences make Mr. Edman well suited to serve as Chairman and that our stockholders will continue to benefit from his leadership in this role. Our Board of Directors recognizes that a different leadership model may be warranted under different circumstances. Accordingly, our Board of Directors periodically reviews its leadership structure.

The Board also continually reviews the need for effective independent oversight. Each member of each of our Board of Director's standing committees is an independent director, and each independent director is actively involved in independent oversight. Our independent directors meet in executive session during each regularly scheduled quarterly meeting of our Board of Directors and periodically evaluate both our Chairman and our Chief Executive Officer as well as Board and committee performance. All directors have unrestricted access to management at all times and frequently communicate with the Chairman, the Chief Executive Officer and other members of management on a variety of topics. Given the above factors, our Board of Directors has determined that our leadership structure is appropriate.

Corporate Governance. Our Board of Directors has adopted corporate governance guidelines. These guidelines address items such as the qualifications and responsibilities of our directors and director candidates and the corporate governance policies and standards applicable to us in general. In addition, we have adopted a code of business conduct and ethics that applies to all officers, directors and employees. Our corporate governance guidelines and our code of business conduct and ethics as well as the charters of the Nominating, Sustainability and Corporate Governance Committee, Audit Committee and Compensation and People Committee are available on our website at https://uct.com/investors/governance. Information on or accessible through our website is not incorporated by reference in this Proxy Statement.

Communicating with our Board of Directors. Any stockholder wishing to communicate with our Board of Directors may send a letter to our Secretary at 26462 Corporate Avenue, Hayward, CA 94545. Communications intended specifically for non-employee directors should be sent to the attention of the chair of the Nominating, Sustainability and Corporate Governance Committee.

Annual Meeting Attendance. Our Board of Directors has adopted a policy that all members should attend each annual meeting of stockholders when practical. All incumbent directors attended the 2025 Annual Meeting of Stockholders.

Risk Oversight

Our Board of Directors plays an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our Board of Directors regularly reviews reports from the management team on areas of material risk to the Company, including operational, financial, legal, cyber, sustainability, governance and strategic risks. Each of the committees of our Board of Directors also oversees the management of company risks that fall within the committee's areas of responsibility. The Audit Committee periodically reviews risks associated with financial reporting and internal controls, as well as risks associated with liquidity, customer credit, inventory reserves and cybersecurity. The Nominating, Sustainability and Corporate Governance Committee assists the Board in overseeing risks associated with board organization, membership, structure, sustainability, and governance. The Compensation and People Committee assists the Board in reviewing whether any material risks arise from our compensation programs and in overseeing risks associated with succession planning for our executives. The Board also reviews our director and officer insurance annually.

Sustainability and Governance Considerations

Our sustainability and governance vision is to successfully align our strategy and operations with our values as a responsible global company in a thoughtful and authentic manner. Incorporating sustainability and governance goals into our operating framework reflects our longstanding commitment to our customers, partners, shareholders, employees and the communities in which we operate.

Environmental Stewardship



We are committed to sustainable solutions that minimize our environmental impact and support our long-term success. As a growing global company, we are continuously improving and expanding the scope of our environmental efforts.

Our policy on environmental protection is supported by the executive leadership team. The foundation of the policy is the concept of reducing, reusing and recycling to minimize our environmental footprint. We focus on continuous improvement by regularly assessing new requirements and stakeholder input. In addition, we have established an Environmental Management System that includes procedures to maintain compliance with regulatory requirements and industry best practices.

We have a goal of zero environmental impact incidents. Our performance against this policy is monitored by reviews and audits

OUR EFFORTS TO ADVANCE INDUSTRY-WIDE SOLUTIONS

We are committed to "SuCCESS2030" (Supply Chain Certification for Environmental and Social Sustainability) spearheaded by Applied Materials. This initiative supports sustainability efforts throughout the semiconductor equipment supply chain. The goal is to build a responsible and sustainable end-to-end supply chain for the future of semiconductors. Consistent with SuCCESS2030 goals, we are an active member of the Responsible Business Alliance ("RBA") and adhere to the RBA Code of Conduct, which is a set of sustainability and ethical industry standards. As a participant in SuCCESS2030, we engage with Applied Materials' external auditors and analyze operational enhancements, including auditing our suppliers to ensure adherence to RBA guidelines.

We also subscribe to the RBA's Responsible Mineral Initiative, which establishes standards for environmentally responsible and ethical business practices in the electronics industry and its supply chain. In 2022, we successfully submitted the Conflict Minerals Reporting Template and Extended Minerals Reporting Template as part of our commitment to SuCCESS2030.

In 2022, we became a Founding Member of the Semiconductor Climate Consortium ("SCC"), the first global alliance of semiconductor ecosystem companies focused on reducing greenhouse gas emissions across the value chain. The SCC's members are committed to the following objectives:

- Collaboration – Align on common approaches, technology innovations and communications channels to continuously reduce greenhouse gas emissions.
- Transparency – Publicly report progress and Scope 1, 2 and 3 emissions annually.
- Ambition – Set near- and long-term decarbonization targets with the aim of reaching net zero emissions by 2050.

SCC founding members are committed to driving climate progress within the semiconductor industry and support the Paris Agreement and related accords aimed at accelerating and intensifying the actions and investments required for a sustainable low-carbon future.

Additionally, we are actively engaged with various industry efforts offered by our key customers, such as the Catalyze program that aims at furthering the adoption of renewable electricity throughout the global semiconductor value chain.

To support our ambition, we are committed to lowering our greenhouse gas ("GHG") emissions and sharing our progress on a timeline as required by various regulatory authorities. To achieve our objectives, since 2022 and continuing through 2025, we have been working with outside experts to develop internal processes and automated systems that will enable us to collect, analyze and report our GHG footprint across global operational sites. This system is now implemented with baseline Scope 1, Scope 2 and Scope 3 GHG data. Our reporting will be aligned with the framework developed by the Task Force on Climate-related Financial Disclosures ("TCFD"), which has emerged as the most prominent global standard for reporting in accordance with the regulatory requirements.

Using this baseline, we have developed an initiatives roadmap aligned with our business and operational strategy to support long term emissions reduction consistent with SCC and the Science Based Target Initiative (SBTi). We submitted our targets to the SBTi for validation in 2026.

Our key customers are supportive of our roadmap and we regularly update them on our progress.

We have voluntarily prepared and publicly provided on our website climate-related financial risk information consistent with California SB 261 guidance, demonstrating our commitment to transparency and proactive climate-risk governance.

Other highlights:

ENERGY EFFICIENT OPERATIONS

Increased efficiency can lower GHG emissions and other pollutants to help protect the environment.

- We are reducing air freight, particularly express shipments, by shifting to ocean freight in alignment with our sustainability objectives. Over the past two years, we have also localized and regionalized material sourcing to reduce transportation emissions and enhance efficiency.

- We incorporate energy efficiency considerations into our capacity expansions. For example, one of our newest facilities in Malaysia recently completed a solar installation that will reduce our energy consumption over time. In addition, the site design of our recently opened state-of-the-art facilities in Chandler, Arizona and Austin, Texas, follow Leadership in Energy and Environmental Design ("LEED") certification guidelines. We incorporate "Natural Light" design, LED lighting, motion sensors and energy efficient HVACs in new facilities to reduce energy consumption.

- Our global sites incorporate lean manufacturing methods where possible to increase energy efficiency and reduce waste.

RESPONSIBLE USE OF RESOURCES

We recognize that the responsible use of natural resources is essential to sustainably growing our business and protecting the environment.

- We follow RBA's Responsible Minerals Assurance Process for tantalum. Tantalum is a rare metal commonly used in the electronics industry where high reliability in extreme environments is required. Tantalum is covered by regulations related to "conflict minerals" in the United States and the European Union.

- Our Environmentally Clean Process ("EnCP") for tantalum-deposited parts recover up to 95% of the metal, enabling it to re-enter the commodity market and reduce the demand for mined material.

- EnCP also increases part lifetime and reduces wastewater generation while eliminating the use of chemicals at some of our high-volume cleaning facilities.

- We acknowledge our duty to protect water sources in the communities in which we operate and we strive to conserve water use across our global operations by sharing best practices among sites.

- We have made advancements in the identification and risk assessment of per- and polyfluoroalkyl substances (PFAS), supported by expanded supplier disclosures obtained in 2023 when UCT introduced a supplier survey to gauge awareness of PFAS risks and adoption of sustainability principles.

REDUCING CHEMICAL USE

Our parts cleaning business uses chemical-free processes where possible. This lowers our environmental impact by reducing the amount of waste requiring treatment and enabling the safe return of water to the environment.

MINIMIZING WASTE

We are committed to reducing waste across our locations to limit our environmental footprint. We have implemented reuse programs for packaging materials with our customers and suppliers, adhering to the semiconductor industry's stringent protective packaging requirements.

REDUCING TRANSPORTATION

To reduce our overall emissions, we seek to minimize transportation emissions wherever possible among our operations, and with our suppliers and employees. Many of our sites are strategically positioned close to our customers, which reduces the distance products must travel. Where possible, we develop regional supply chains that reduce overall shipping requirements.

Social Responsibility



We aim to build a responsible and sustainable end-to-end supply chain, ensure employee health and safety in the workplace, foster an atmosphere of acceptance, inclusion, belonging, trust and mutual respect in the workplace, promote employee engagement inside and outside the company and give back to communities.

We strive to positively impact society by ensuring the people we work with are safe and treated with dignity and respect. We strive to be a good neighbor in the communities in which we operate.

HEALTH, WELLNESS AND SAFETY

- The safety of our personnel is our top priority. We have an established Safety policy to outline expectations, including our goal of zero accidents and injuries. Safety incident levels across our Products and Services Divisions are consistently below industry benchmarks.

- We consistently train, educate and qualify personnel to enable a safety-focused work environment.

- We subscribe to the Responsible Business Alliance ("RBA") Responsible Labor Initiative, which establishes standards to ensure that working conditions in the electronics industry and its supply chains are safe and that workers are treated with respect and dignity.

- We require written certification from strategic direct product suppliers that the materials incorporated into their products comply with applicable laws and regulations, including laws regarding slavery and human trafficking of the country or countries in which they are doing business.

EMPLOYEE ENGAGEMENT

Central to our values is the belief that employees are foundational to our success. Our goal is to foster an atmosphere of trust and respect for all, where every person feels value and empowered to effectively contribute to our business objectives.

We respect regional differences while fostering a culture that maximizes both organizational and individual potential. Our culture emphasizes leadership, open and honest communication, training and mentoring, and a positive reward system.

- Our Human Rights Policy Statement outlines our formal commitment to human rights, and is aligned with internationally accepted frameworks. The statement prioritizes respect for human dignity, non-discrimination, a safe and healthy workplace, fair labor practices, and community engagement, and complements our existing Anti-Slavery and Human Trafficking policy statements.

- Our employees take mandatory training to establish behavioral expectations, foster an atmosphere of acceptance and trust, and ensure that every employee is treated with dignity and respect.

- We launched a company-wide learning management system (LMS) in 2022 that provides all employees with opportunities to advance their skills, knowledge and careers. Course offerings include leadership and professional skills, management training, project management certification, environmental, health and safety courses and more. In 2025, more than 6,000 UCT employees engaged in LMS training for a total of more than 30,000 training hours.

- We are committed to the success of our employees. In 2025, 99% of our global workforce participated in performance reviews to measure achievements and opportunities against personal and corporate goals. All of our full-time, permanent employees participate financially in the success of the company via formal profit sharing or performance bonus plans, and our US-based employees may participate in our Employee Stock Purchase Plan (the "ESPP").

- We invest in specialized training for front-line leadership and high-potential employees to enhance individual capabilities and foster a culture of continuous improvement and innovation.

- We actively solicit the input of our employees on an ongoing basis as part of our efforts to

make UCT an attractive place to work and to enhance recruiting and retention. In 2025, 60% of our employees participated in a company-wide third-party survey compared to 34% in 2024, reflecting increased employee engagement.

We are committed to contributing to the communities in which we operate, and supporting our employees who participate in local events through the investment of time and resources. In 2025, we organized and conducted 85 events designed to give back and support local organizations and individuals.

Corporate Governance



Sound governance and strong leadership are key to delivering sustained value to our stakeholders. To succeed, we must safeguard and retain the trust of employees, partners, customers, investors and the communities in which we work and live.

As stewards of the company, our Board of Directors provides guidance and oversight and ensures that we maintain our high ethical standards. Effective corporate governance requires achieving the right mix of experience, background and diversity in perspectives; this is particularly important in a complex and highly technical business like ours. We benefit from a highly engaged and informed Board of Directors. Our board composition complies with Nasdaq and Securities and Exchange Commission rules regarding director independence and includes women and those from under-represented groups.

Two of our three board committees share oversight responsibility for sustainability and governance :

- The Nominating, Sustainability and Corporate Governance Committee provides oversight and guidance for ESG matters focusing on sustainability and governance areas.

- The Compensation and People Committee provides oversight and guidance for the social component of sustainability, including talent and career development, employee retention, promotion of diversity, equity and inclusion and other people-related matters.

These committees meet regularly and provide input and guidance for consideration of sustainability and governance matters to the broader board on a regular basis.

CYBERSECURITY

Managing cyber-risk is increasingly critical to effective governance in today's interconnected world and forms an important component of UCT's overall enterprise risk management program. Our Board of Directors has the overall oversight responsibility for our risk management, and delegates the cybersecurity and other risks relating to our information controls and security to our Audit Committee. Both the Audit Committee and the full Board receive regular updates from our management on cybersecurity matters, results of ongoing risk management efforts, significant developments in the cybersecurity landscape, and the effectiveness of our controls. Board members actively engage in these ongoing discussions. In addition, the Board and the Compensation and People Committee review and approve the key performance indicators applicable to all management personnel responsible for effectively managing cybersecurity risk management programs at UCT and regularly assess the Company's performance against those indicators.

Our cybersecurity program is led by the Chief Information Security Officer ("CISO"), who reports to the Chief Information Officer ("CIO"), and provides formal reports to the Board and Audit Committee at least annually, with interim updates as needed. Under the CISO's leadership, we maintain processes to assess, identify, manage, and report cybersecurity risks, supported by broader business continuity planning to ensure effective incident response and swift restoration of critical systems.

Our senior management and information technology security teams devote considerable time and resources to conducting regular evaluations of our systems and implementing necessary enhancements to our security infrastructure to better guard against evolving cybersecurity threats. We actively scan our information environment for vulnerabilities across the systems on which our

business relies, including ERP platforms, supply chain management systems, electronic payment gateways, and other interconnected technologies. We conduct regular penetration testing in collaboration with third-party experts and promptly remediate identified vulnerabilities to prevent any potential compromise of our systems or data.

Using threat models and intelligence, we regularly assess a range of cyber threats, including hacking attempts, malware attacks, phishing schemes, infrastructure intrusions, and insider threats. In conjunction with our ongoing threat and vulnerability assessments, we evaluate the various ways, and the extent to which, cyberattacks may materially impact our business, including financial loss, regulatory penalties, reputational damage, and litigation risks. In this rapidly evolving cybersecurity environment, we recognize staying informed about emerging cybersecurity threats and industry best practices is an indispensable part of assessing and identifying cybersecurity risks, particularly within the manufacturing sector. Our involvement includes active participation in industry associations, sharing threat intelligence, and collaborating with regulatory bodies and law enforcement. This collaboration strengthens our defenses against potential threats to our financial and information systems.

Our preventive framework includes advanced security technologies, encryption protocols, Identity and Access Management controls, security monitoring tools, and multi-factor authentication. Our employees, contractors and directors receive regular information security training and participate in ongoing, mandatory cybersecurity awareness programs at least annually. We also maintain a third-party risk management program to evaluate vendor cybersecurity practices and regularly engages third-party experts to assess the effectiveness of our security protocols.

Our cybersecurity program is supported by comprehensive policies and incident response playbooks, including defined escalation procedures involving senior management and the Board. Our security posture is reviewed through external audits based on the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, annual financial audit procedures, customer cybersecurity assessments, and monitoring by third-party service providers. UCT also maintains cybersecurity risk insurance.

Committees of Our Board of Directors

Our Board of Directors has three principal committees. The following describes each committee's current membership, the number of meetings held during 2025 and its mission:

AUDIT COMMITTEE

Among other matters, the Audit Committee is responsible for:

- providing oversight of our accounting and financial reporting processes and audits of our financial statements;
- assisting the Board in its oversight of the integrity of our financial statements and the adequacy and effectiveness of our internal controls over financial reporting;
- periodically reviewing risks related to data protection and cybersecurity;
- the qualifications, independence and performance of our independent auditors (including hiring and replacing our independent auditors as appropriate, reviewing and pre-approving any audit and non-audit services provided by our independent auditors and approving fees related to such services);
- the performance of our internal audit function;
- the review, approval and oversight of our Cash and Investment Policy and Financial Risk Management Policy, including oversight over our hedging strategy and the use of swaps and other derivative instruments for hedging risks;
- compliance with legal and regulatory requirements;
- compliance with our code of business conduct and ethics (and requests for waivers therefrom); and
- preparing the Audit Committee report that SEC rules require to be included in our proxy statement.

A copy of the Audit Committee's charter is available on our website at http://uct.com/investors/governance/. Information on or accessible through our website is not incorporated by reference in this proxy statement.

The current members of the Audit Committee are Ernest E. Maddock (chair), Thomas T. Edman, David T. ibnAle and Joanne Solomon. Our Board of Directors has determined that each member of the committee satisfies both the SEC's additional independence requirement for members of audit committees and the other requirements of Nasdaq for members of audit committees. The Board of Directors has also concluded that each member of the Audit Committee qualifies as an audit committee financial expert as defined by SEC rules and has the financial sophistication required by Nasdaq. The Audit Committee met five times in 2025.

COMPENSATION AND PEOPLE COMMITTEE

Among other matters, our Compensation and People Committee:

- oversees our compensation and benefits programs and policies generally, including the compensation of our CEO and other senior executives and the issuance of equity-based compensation;
- evaluates the performance of our executive officers and other senior executives;
- reviews our management succession plan;
- oversees and sets compensation for our executive officers, Board members and other senior executives;
- reviews and recommends inclusion of the Compensation Discussion and Analysis required to be included in our proxy statement by SEC rules;
- oversees the social component of ESG matters; and
- oversees the administration of, and, as appropriate, the enforcement of the Company's Compensation Recoupment Policy and any recoupment-related activity.

A copy of the Compensation and People Committee's charter is available on our website at http://uct.com/investors/corporate-governance/. The Compensation and People Committee's process for deliberations on executive compensation is described below under "Compensation Discussion and Analysis." Information on or accessible through our website is not incorporated by reference in this Proxy Statement.

As part of our oversight of our executive compensation program and in conjunction with the Compensation and People Committee, we consider the impact of our executive compensation program and the incentives created by different elements of the executive compensation program on our risk profile. In addition, we review all of our compensation policies and procedures, including the incentives that they create and factors that affect the likelihood of excessive risk-taking, to determine whether they present a significant risk to the Company. Based on this review, we have concluded that our compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company.

Our executive succession planning process is a thoughtfully designed, long-term approach overseen by the Compensation and People Committee and the Board. At least annually, the Compensation and People Committee, the Board and the management team of the Company, devote a significant amount of time reviewing talent management activities, including succession plans and internal talent pool development. This includes long-term planning for executive development to ensure leadership sustainability, continuity and positive outcomes for the Company.

The current members of the Compensation and People Committee are Thomas T. Edman (chair), Ernest E. Maddock, Emily M. Liggett and Jacqueline A. Seto. Our Board of Directors has determined each member of the committee is independent as defined under Nasdaq and SEC rules. The Compensation and People Committee met six times in 2025.

NOMINATING, SUSTAINABILITY AND CORPORATE GOVERNANCE COMMITTEE

Among other matters, our Nominating, Sustainability and Corporate Governance Committee:

- reviews and evaluates the size, composition, function and duties of the Board consistent with its needs;
- establishes criteria for the selection of candidates to the Board and its committees, and identifies individuals qualified to become Board members consistent with such criteria, including the consideration of nominees submitted by shareholders;
- recommends to the Board director nominees for election at our annual or special meetings of stockholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings;
- recommends directors for appointment to committees of the Board;
- makes recommendations to the Board as to determinations of director independence;
- leads the process and assists the Board in evaluating its performance and the performance of its committees;
- periodically reviews our corporate governance guidelines and code of business conduct and ethics, and oversees compliance with our corporate governance guidelines; and
- oversees sustainability matters focused on the environmental and governance components.

A copy of the Nominating, Sustainability and Corporate Governance Committee's charter is available on our website at http://uct.com/investors/corporate-governance/. Information on or accessible through our website is not incorporated by reference in this Proxy Statement.

The current members of the Nominating, Sustainability and Corporate Governance Committee are Jacqueline Seto (chair), Emily M. Liggett, and David T. ibnAle . Our Board of Directors has determined that each member of the Nominating, Sustainability and Corporate Governance Committee is independent as defined under Nasdaq. The Nominating, Sustainability and Corporate Governance Committee met four times in 2025.

Consideration of Director Nominees

Director Qualifications. The Nominating, Sustainability and Corporate Governance Committee of the Board operates pursuant to a written charter establishes membership criteria for the Board and each committee of the Board and recommends to the Board individuals for membership on the Board and its committees. There is no fixed set of qualifications that must be satisfied before a candidate will be considered. Rather, candidates for director nominees are reviewed in the context of the current composition of our Board of Directors, our operating requirements and the interests of our stockholders. In conducting its assessment, the committee considers issues of judgment, diversity, age, skills, background, experience and such other factors as it deems appropriate given the needs of the Company and our Board of Directors. Although we do not have a formal policy with regard to the consideration of diversity, when identifying and selecting director nominees, the Nominating, Sustainability and Corporate Governance Committee also considers the impact a nominee would have in terms of broadening the range of professional experience, skills, backgrounds, viewpoints and areas of expertise represented on our Board of Directors. The Nominating, Sustainability and Corporate Governance Committee also considers the independence, financial literacy and financial expertise standards required by our committee charters and applicable laws, rules and regulations, and the ability of the candidate to devote the time and attention necessary to serve as a director and a committee member.

Identifying and Evaluating Nominees for Director. In the event that vacancies are anticipated or otherwise arise, the Nominating, Sustainability and Corporate Governance Committee considers various potential candidates for director. Candidates may come to the attention of the Nominating, Sustainability and Corporate Governance Committee through current directors, professional search firms, stockholders or other persons. Candidates are evaluated at regular or special meetings of the Nominating, Sustainability and Corporate Governance Committee (or our independent directors) and may be considered at any point during the year.

Stockholder Nominees. Candidates for director recommended by stockholders will be considered by the Nominating, Sustainability and Corporate Governance Committee. Such recommendations should include the candidate's name,

home and business contact information, detailed biographical data, relevant qualifications for membership on our Board of Directors, information regarding any relationships between the candidate and our Company within the last three years and a written indication by the recommended candidate of the candidate's willingness to serve on our Board of Directors. Stockholder recommendations, with such accompanying information, should be sent to the attention of the Chair of the Nominating, Sustainability and Corporate Governance Committee at the address listed under "Information Concerning Solicitation and Voting — Contacting Ultra Clean."

Stockholders also may nominate directors for election at our annual meeting of stockholders by following the provisions set forth in our Amended and Restated Bylaws. The deadline and procedures for stockholder nominations are disclosed elsewhere in this proxy statement under the caption "Information Concerning Solicitation and Voting — Deadline for Receipt of Stockholder Proposals."

Director Compensation

The Compensation and People Committee reviews and determines the compensation for our non-employee directors with the assistance from our independent compensation consultant, Frederic W. Cook & Co., Inc. ("FW Cook"). Since the election of our directors at the 2025 Annual Meeting of Stockholders, our non-employee directors earn the following twelve-months retainers for service on our Board of Directors and its standing committees:

- a $70,000 twelve-month cash retainer for service as a member of our Board of Directors

- an additional $70,000 twelve-month cash fee for serving as chair of our Board of Directors

- an additional $30,000 cash fee for serving as independent lead director of our Board of Directors

  - the following additional twelve-month cash retainers for service on the standing committees of our Board of Directors:

  - Audit Committee – $12,500 (or $35,000 for the chair)

  - Compensation and People Committee – $10,000 (or $20,000 for the chair)

No fee is paid for attendance at any Board of Directors or committee meeting. Cash retainers for Board and committee service are paid quarterly.

Annual Stock Awards. On an annual basis, each non-employee director is eligible to receive an annual grant of restricted stock units. On the date of our 2025 annual meeting of stockholders, each of our non-employee directors at such time was granted restricted stock units with a value of approximately $180,000 (equating to 8,198 shares of our common stock based on the average price of our common stock during the 60 trading days preceding the grant date) that fully vests on the earlier of (i) the day before the 2026 Annual Meeting of Stockholders and (ii) May 21, 2026.

Deferral of Settlement. Non-employee directors may elect to defer settlement of restricted stock units upon vesting for tax planning purposes. Such deferred units will be settled upon the earlier of (a) the date of the director's "separation from service" as defined under Section 409A of the Internal Revenue Code of 1986 (the "Code"), as amended, and the regulations promulgated thereunder, and (b) the date of change in control of UCT (as defined in the Company's Amended and Restated Stock Incentive Plan), provided that such change in control is in accordance with Section 409A(a)(2)(A)(v) of the Code and Treasury Regulation Section 1.409A-3(i)(5). Mr. Edman and Ms. Seto elected to defer settlement of the restricted stock units granted to them on the date of our 2025 annual meeting of stockholders.

Initial Stock Awards. Upon joining the Board (other than at an annual meeting), each non-employee director is eligible to receive an initial grant of restricted stock units, in an amount equal to the value of the annual non-employee director award for such year, pro-rated based on the length of services provided from appointment to the Board until the following annual stockholder meeting. The restricted stock units will become fully vested on the date of the next annual stockholder meeting following their grant.

The following table sets forth compensation for our non-employee directors for fiscal 2025. Mr. Granger, an employee director from March 2025 to September 2025, received separate compensation for service as a director. Our other employee director, Mr. Xiao, did not receive separate compensation for service as a director. Information on Mr. Xiao's compensation for fiscal 2025 is disclosed in the Summary Compensation Table below.

NAME	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS[1][2] ($)	TOTAL ($)
Thomas T. Edman	98,333	176,257	274,590
Clarence L. Granger	135,922	819,827	955,749
David T. ibnAle	88,333	176,257	264,590
Emily M. Liggett	105,470	176,257	281,727
Ernest E. Maddock	110,833	176,257	287,090
Jacqueline A. Seto	95,833	176,257	272,090
Joanne Solomon	66,125	208,955	275,080

(1)   The amounts shown are the grant date fair values for restricted stock units granted in fiscal year 2025 computed in accordance with FASB ASC Topic 718 based on the closing price of our common stock on the day preceding the grant date. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2)   Messrs. Edman, Granger, ibnAle and Maddock and Mses. Liggett, Seto and Solomon each held an outstanding restricted stock award with respect to 8,198 shares of our common stock as of December 26, 2025.

Certain Relationships and Related Party Transactions

Related Person Transaction Policy. Our written Related Person Transaction Policy requires our Board of Directors or the Nominating, Sustainability and Corporate Governance Committee to review and approve all related person transactions. Our directors and officers are required to promptly notify our Chief Compliance Officer (currently our General Counsel) of any transaction which potentially involves a related person. Our Board of Directors or the Nominating, Sustainability and Corporate Governance Committee then considers all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms of the transaction, the benefit and perceived benefit, or lack thereof, to the Company, opportunity costs of alternate transactions, the materiality and character of the related person's direct or indirect interest, and the actual or apparent conflict of interest of the related person. Our Board of Directors or the Nominating, Sustainability and Corporate Governance Committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, the transaction is in, or not inconsistent with, the best interests of the Company and its stockholders.

In fiscal 2025, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest.

PROPOSAL 2: RATIFICATION OF THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") to serve as our independent registered public accounting firm for fiscal 2026. We are asking you to ratify this appointment. Ratification of the appointment of PwC as our independent registered public accounting firm for fiscal 2026 requires the affirmative vote of the holders of a majority of our common stock present in person or represented by proxy at the annual meeting and entitled to vote thereon. Abstentions will have the same effect as negative votes for this proposal. Although ratification is not required for us to retain PwC, in the event of a majority vote against ratification, the Audit Committee may reconsider its selection. Even if the appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and its stockholders' best interests. A representative of PwC is expected to be present at the annual meeting of stockholders, and will have the opportunity to make a statement if he/she desires to do so and is expected to be available to respond to appropriate questions.

Audit Fees

Set forth below are the aggregate audit fees incurred for the professional services provided by PwC in fiscal 2025 and 2024.

	FISCAL YEAR ENDED	
	DECEMBER 26, 2025	DECEMBER 27, 2024
Audit fees	$3,602,000	$4,127,387
Audit related fees	0	0
Tax Services	0	21,279
Other non-audit services	2,000	2,000
Total	$3,604,000	$4,150,666

Audit fees consist of fees billed, or to be billed, for services rendered to us and our subsidiaries for the audit of our annual financial statements and internal control over financial reporting, reviews of our quarterly financial statements included in our quarterly reports on Form 10-Q and audit services provided in connection with other statutory and regulatory filings. In 2024, tax fees consistent of services rendered for tax consulting and planning services and other non-audit services relate to access to an online accounting research software application.

Preapproval Policy of Audit Committee of Services Performed by Independent Auditors

The Audit Committee's policy requires that the committee preapprove audit and non-audit services to be provided by our independent auditors before the auditors are engaged to render services. The Audit Committee may delegate its authority to pre-approve services to one or more Audit Committee members; provided that such designees present any such approvals to the full Audit Committee at the next Audit Committee meeting.

All services described above were pre-approved in accordance with the Audit Committee's pre-approval policies.

Board Recommendation

 **Our Board of Directors recommends that you vote "FOR" ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal 2026.**

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Notwithstanding any statement to the contrary in any of our previous or future filings with the Securities and Exchange Commission, this report of the Audit Committee of our Board of Directors shall not be deemed "filed" with the Securities and Exchange Commission or "soliciting material" under the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any such filings.

The Audit Committee represents and assists the Board in fulfilling its responsibilities relating to the integrity of the Company's financial statements. Areas of responsibility include evaluating audit performance and managing relations with our independent registered public accounting firm. The committee also monitors the activities and performance of the Company's internal audit function, including scope of reviews, staffing levels, and reporting and follow-up procedures. As they pertain to the integrity of the Company's financial statements, the Audit Committee also oversees policies and results with respect to risk assessment and risk management, including risks related to data protection and cybersecurity. In addition, the Audit Committee oversees the Company's internal ethics and compliance program and receives quarterly reports from the Ethics and Compliance Officer. The key responsibilities of our Audit Committee are set forth in our Audit Committee's charter, which is available on our website at http://uct.com/investors/corporate-governance/. This report relates to the activities undertaken by the Audit Committee in fulfilling such responsibilities.

The Audit Committee members are not professional auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent registered public accounting firm. The Audit Committee oversees our financial reporting process on behalf of our Board of Directors. Our management has the primary responsibility for the financial statements and reporting process, including our systems of internal controls over financial reporting. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements included in the Annual Report on Form 10-K for the year ended December 26, 2025. This review included a discussion of the quality and the acceptability of our financial reporting and internal control over financial reporting, including the clarity of disclosures in the financial statements.

During the fiscal year ended December 26, 2025, the Audit Committee closely monitored the remediation plans for the material weaknesses that were identified by management at the conclusion of the fiscal year ended December 27, 2024. At the conclusion of fiscal year ended December 26, 2025, all material weaknesses were remediated.

The Audit Committee has discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the Commission. The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence. The Audit Committee discussed with the independent registered public accounting firm such auditors' independence from management and Ultra Clean, including the matters in such written disclosures required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence.

The Audit Committee further discussed with our independent registered public accounting firm the overall scope and plans for their audits. The Audit Committee meets periodically with the independent registered public accounting firm, with and without management present, to discuss any significant matters regarding internal control over financial reporting that have come to their attention during the audit, and to discuss the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to our Board of Directors and our Board of Directors approved that the audited financial statements and disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" be included in the Annual Report on Form 10-K for the year ended December 26, 2025, as filed with the Securities and Exchange Commission on February 23, 2026.

Members of the Audit Committee

Ernest E. Maddock, Chair
Joanne Solomon
Thomas T. Edman
David T. ibnAle

PROPOSAL 3: ADVISORY VOTE APPROVING THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

This proposal provides you with an opportunity to cast a non-binding, advisory vote approving the fiscal 2025 compensation of our named executive officers as disclosed pursuant to the compensation disclosure rules of the SEC in this proxy statement, including the "Compensation Discussion and Analysis," the compensation tables and other narrative executive compensation disclosures. We expect to hold a non-binding advisory vote on executive compensation annually until our next non-binding advisory vote on the frequency of stockholder advisory votes on executive compensation, which is required no later than our 2029 Annual Meeting of Stockholders. Abstentions will have the same effect as negative votes for this proposal, and broker non-votes will have no effect on the outcome of this proposal.

As described in detail under the heading "Compensation Discussion and Analysis," our executive compensation programs are designed to attract, motivate and retain our named executive officers, who are critical to our success. Under these programs, our named executive officers are rewarded for the achievement of specific short-term and long-term goals. We believe our 2025 executive compensation is appropriate. Please see the "Compensation Discussion and Analysis" beginning on page 28 for additional details about our executive compensation philosophy and programs, including information about the fiscal 2025 compensation of our named executive officers. This advisory vote is not intended to address any specific item of compensation, but rather the overall compensation principles and practices and the fiscal 2025 compensation of our named executive officers.

As an advisory vote, this proposal is not binding on us or our Board of Directors. The Compensation and People Committee and our Board of Directors value the opinions of the stockholders and will consider the outcome of the vote when making future compensation decisions.

Board Recommendation

 **Our Board of Directors recommends that you vote "FOR" the approval of the non-binding advisory vote on compensation of our named executive officers for fiscal 2025 as disclosed pursuant to the compensation disclosure rules of the SEC, which disclosure includes the "Compensation Discussion and Analysis," the compensation tables and other narrative executive compensation disclosures in this proxy statement.**

EXECUTIVE OFFICER COMPENSATION

Compensation Discussion and Analysis

The Compensation Discussion and Analysis, or CD&A, describes and analyzes our executive compensation philosophy and program in the context of decisions made and compensation paid for the performance in 2025, the last fiscal year, to our Chief Executive Officer, Chief Financial Officer, and each of our three next highest paid executive officers (collectively referred to as our "named executive officers" or "NEOs"). Our NEOs for fiscal 2025 were:

NAME	AGE	POSITION
James Xiao[1]	56	Chief Executive Officer
James P. Scholhamer[2]	59	Former Chief Executive Officer & Director
Clarence L. Granger[2]	77	Former Interim Chief Executive Officer
Sheri L. Savage	54	Chief Financial Officer and Senior Vice President of Finance
Christopher S. Cook	57	Chief Business Officer
Harjinder Bajwa[3]	59	Chief Operating Officer
Jeffrey L. McKibben	63	Chief Information Officer

(1)   Mr. Xiao was appointed Chief Executive Officer effective September 2025.

(2)   Mr. Scholhamer stepped down, effective March 4, 2025, as the Company's Chief Executive Officer and as a member of the Company's Board of Directors. Following Mr. Scholhamer's departure, Clarence Granger, the Company's Chairman, served as the Company's interim Chief Executive Officer until September 2025.

(3)   Mr. Bajwa left the Company in January 2026. Mr. Robert Wunar was appointed Chief Operating Officer effective March 2026.

Fiscal 2025 Performance and Compensation Highlights

Despite the operational challenges associated with supply chain disruptions induced by excess inventory accumulated by our customers, we delivered stable financial and market performance.

Performance Highlights:

- Achieved revenue of $2.05 billion in 2025, compared to $2.10 billion in 2024.

- GAAP operating margin was (5.2)% in 2025, compared to 4.3% in the prior year. Non-GAAP operating margin was 5.3% in 2025, compared to 6.9% in 2024. Margins continue to be influenced by fluctuations in volume, mix, manufacturing region and related tariffs as well as material and transportation costs.

- GAAP earnings (loss) per share ("EPS") was ($4.00) in 2025 and $0.52 in 2024. Non-GAAP EPS was $1.05 in 2025, compared to $1.44 in 2024. As of December 26, 2025, UCT had $311.8 million in cash and cash equivalents. The financial results for fiscal year 2025 reflect a pre-tax, non-cash charge of $151.1 million related to goodwill impairments.

Continued to advance global capacity while consolidating and modernizing operations into state-of-the-art, scalable facilities in strategic locations around the world.

For a reconciliation of non-GAAP to GAAP financial measures, see Appendix A.

Compensation Highlights:

- Our annual cash incentive outcomes for FY2025 were paid based on revenue, operating results and execution against strategic objectives. These cash payouts ranged from 94% to 103% of target for the NEOs, and on average, 99% of target.

- Base salary increases for the non-CEO NEOs ranged from 4% to 14.4%[1] to more closely align them with market median levels. The Company's Chief Executive Officer did not receive a base salary increase in 2025, as the CEO was appointed during the year.

- With the exception of the Chief Business Officer, whose target annual cash incentive increased from 60% to 85% in connection with his promotion during 2025, there were no changes to the target annual cash incentive opportunities for the other NEOs. Target bonus opportunities ranged from 60% to 110% of base salary.

- The three-year relative revenue growth under the PSU program was replaced by a three-year average absolute revenue measure.

- The total target compensation (defined as the sum of base salary, target annual incentive and the equity grant value) for non-CEO NEOs ranged from a reduction of 27.6% to an increase of 119.4%[2]. The Company's Chief Executive Officer did not receive an increase in total target compensation, as the CEO was appointed during the year.

- We continued to rely on performance-based equity as a key part of our long-term incentive program with a 55% mix for our CEO, 50% mix for Chief Financial Officer, Chief Business Officer, Chief Operating Officer and Chief Information Officer. Based on the pre-determined calculation criteria set forth in our long-term incentive program, our performance-based equity payout for the equity granted in 2023, which measured performance from 2023 to 2025, vested at 0%.

(1) The high end of this non-CEO NEOs' range reflects Mr. Cook's promotion to the Chief Business Officer in September 2025. This range excluding the promotion is from 4% to 7.7%.

(2) The increase in the total target compensation for non-CEO NEOs reflects Mr. Cook's promotion to the Chief Business Officer in September 2025. Compensation excluding the promotion ranges from a reduction of 27.6% to an increase of 9.5%.

Governance and Executive Pay Policies and Practices

The Company is committed to responsible executive compensation and governance practices that support our business and talent strategies to compete in the semiconductor industry while also aligning with prevailing governance practices. The following list contains items that we believe are in the shareholder's best interest and practices that we avoid due to the potential for a misalignment between pay and performance:

WHAT WE DO	WHAT WE DO NOT DO
✓ Conduct an annual compensation review	✗ No excessive perquisites or benefits
✓ Conduct an annual Say-on-Pay advisory vote	✗ No excise tax gross-ups
✓ Conduct an annual compensation risk assessment	✗ No hedging or pledging of equity holdings
✓ Utilize an independent compensation consultant	✗ No stock option repricing
✓ Balance performance metrics in incentive plans	✗ No single-trigger change in control benefits
✓ Deliver more than 50% of CEO equity in PSUs	
✓ Utilize relative performance in PSUs	
✓ Provide market competitive severance benefits	
✓ Maintain stock ownership guidelines	
✓ Have the ability to clawback incentive payments	
✓ Incorporate an average of 75% of "at risk" compensation for executive officers	

Overview of Compensation Program and Philosophy

As a general principle, the Company seeks to tie executive compensation closely with the Company's performance. When assessing our compensation programs, our Compensation and People Committee relies on three guiding principles:

1. Attract, reward, and retain executive officers and other key employees to help drive our business forward. More specifically, we compete for key talent with other companies in the semiconductor sector, and the competition is high. Further, we are in regular talent competition with other technology companies outside of the semiconductor sector, which puts upward pressure on pay opportunities – particularly long-term, equity incentive values.

2. Motivate key employees to achieve goals using individual performance goals combined with a balanced scorecard approach at the corporate, business unit and operational levels that enhance stockholder value. These corporate goals track with our longer-term objective of profitable growth and market share gains. Our corporate goals also addressed the integration of newly acquired businesses and key talents.

3. Promote pay for performance, internal compensation equity and external competitiveness.

To meet these objectives, we have historically adopted the following long-term compensation policies:

- Pay compensation that is competitive with the practices of similarly situated electronics manufacturing services (EMS) companies and the practices of similar companies noted in industry surveys; and

- Pay for performance by:

  - offering short-term cash incentive opportunities upon achievement of performance goals we consider challenging but achievable; and

  - providing significant, long-term equity incentive opportunities in order to retain those individuals with the leadership abilities necessary for increasing long-term stockholder value while aligning the interests of our executive officers with those of our stockholders.

Our Compensation and People Committee considers these policies in determining the appropriate allocation of base salaries, annual cash incentive compensation, long-term equity-based compensation, and other benefits. Other considerations include our business objectives and environmental, fiduciary and corporate responsibilities (including internal compensation equity considerations and affordability), competitive practices and trends, regulatory requirements, and the mitigation of risks associated with these policies. Like most companies, we use a combination of fixed and variable compensation programs to reward and incentivize strong performance, as well as to align the interests

of our executive officers with those of our stockholders. In determining the particular elements of compensation that will be used to implement our overall compensation policies, the Compensation and People Committee takes into consideration a number of factors related to corporate and individual performance, as further described below, as well as competitive practices among our peer group.

Our Board of Directors and Compensation and People Committee have a long-standing practice of generally aligning target compensation opportunities at or around the median of comparable companies for each element of our compensation program. The Compensation and People Committee believes that targeting overall, and each element of, compensation at or around the market median will enable us to remain competitive in attracting and retaining qualified executive officers while avoiding paying amounts in excess of what we believe is necessary to attract and retain such executive officers. Our Compensation and People Committee also retains the discretion to target compensation for specific individuals above or below median based on a variety of additional factors, including Company and individual performance.

Process for Determining Executive Compensation

Each year, our Compensation and People Committee, together with our senior management team, establishes performance targets for short-term and long-term incentive plans that require the achievement of significant financial results. Each year, our Compensation and People Committee determines compensation by assessing prior year performance against these established financial targets, as well as other factors such as the compensation paid by comparable companies (which may include comparisons to companies in technology industry compensation surveys and our peer group), achievement of strategic objectives, improvements in market share and the professional development and potential of individual officers. Ultimately, the amount of compensation awarded to our executive officers is determined based on performance and what our Compensation and People Committee believes is in the best interests of our stockholders.

The Compensation and People Committee meets with our Chief Executive Officer and other executives, including our Chief Human Resources Officer, as necessary, to obtain recommendations with respect to Company compensation programs, practices, and packages. The Chief Executive Officer, in consultation with our Chief Human Resources Officer, makes recommendations to the Compensation and People Committee on executive performance, base salary, annual bonus targets and equity compensation for the executive team and other employees, other than himself. Our Chief Human Resources Officer also meets directly with the Compensation and People Committee (including outside the presence of our Chief Executive Officer) to assist the Compensation and People Committee in its decision-making process, including its analysis of third-party industry surveys and other data on executive compensation. Although the Compensation and People Committee considers management's recommendations with respect to executive compensation, the Compensation and People Committee makes all final decisions on executive compensation matters.

Our Chief Executive Officer and Chief Human Resources Officer attend most of the Compensation and People Committee's meetings, but the Compensation and People Committee also holds executive sessions not attended by any members of management or non-independent directors. The Compensation and People Committee deliberates and makes decisions with respect to performance and compensation without the Chief Executive Officer and the Company's other executives present. The Compensation and People Committee has the ultimate authority to make decisions with respect to the compensation of our executive officers, but may, if it chooses, delegate some of its responsibilities to subcommittees. The Compensation and People Committee has not in the past delegated authority with respect to the compensation of executive officers.

The Compensation and People Committee engaged FW Cook as its outside compensation consultant in 2024 to provide an independent review of the Company's executive compensation program, including an analysis of both the competitive market and the design of our compensation programs. FW Cook advised the Compensation and People Committee on the designation of peer group companies, evaluated the final list of peer companies approved by the Compensation and People Committee and provided competitive compensation data and analysis relating to the compensation of our Chief Executive Officer and our other executive officers. FW Cook also furnished the Compensation and People Committee with reports on peer company practices relating to the following matters: short-term and long-term compensation program design; equity compensation; retention value of current equity holdings; target incentive opportunities; and compensation trends. In addition, FW Cook assisted the Compensation and People Committee in developing our Compensation Discussion and Analysis in this proxy statement. FW Cook attended meetings of the Compensation and People Committee regarding executive compensation and communicated with the chair of the Compensation and People Committee outside of meetings. The consultant reported to the Compensation and People Committee rather than to management, although the consultant met with management from time to time for purposes of gathering information on proposals that management made or may make to the Compensation and People Committee. The Compensation and People Committee has the authority to replace the compensation consultant or hire additional consultants at any time.

FW Cook provided analyses and recommendations that inform the Compensation and People Committee's decisions, but it did not decide or approve any compensation decisions. Except for the Company's subscription to certain compensation survey data, FW Cook had not provided any services to the Company other than to the Compensation and People Committee and received compensation from the Company only for services provided to the Compensation and People Committee. Our Compensation and People Committee assessed the independence of FW Cook pursuant to SEC and Nasdaq rules and concluded that FW Cook is independent and that FW Cook's work has not raised any conflict of interest.

Compensation Structure

The following are the primary elements of our executive compensation program:

(i)   base salary;

(ii)   cash-based annual incentive opportunities;

(iii)   equity-based long-term incentives (both time-based and performance-based); and

(iv)   retirement and welfare benefit plans, including a deferred compensation plan, a 401(k) plan, limited executive perquisites and other benefit programs generally available to all employees.

Pay Mix. We have selected the foregoing compensation elements because each is considered useful and/or necessary to meet one or more of the principal objectives of our compensation policy. For example, base salary and cash-based annual incentive target percentages are set with the goal of attracting employees and adequately compensating and rewarding them for their individual performance, level of responsibility, experience, and the Company's annual financial results, while our equity compensation programs are geared toward providing long-term incentives and rewards for the achievement of long-term business objectives and retaining key talent. We believe that these elements of compensation, when combined, are effective in achieving the objectives of our compensation program. The charts below depict the allocation of fixed versus "at-risk" pay for the total target compensation for our NEOs in 2025:

<table>
<tr><th>CEO Target Pay Mix</th><th>Other NEOs Average Target Pay Mix</th></tr>
<tr><td></td><td></td></tr>
</table>

Amounts shown in the "Other NEOs' Average Target Pay Mix" chart reflect Mr. Cook's compensation following his 2025 promotion, including revised base salary, target bonus and equity levels.

The Compensation and People Committee reviews base salary, cash-based incentive program and equity-based long-term incentive program on at least an annual basis. Other programs are reviewed from time to time to ensure that benefit levels remain competitive but are not included in the annual determination of an executive's compensation package. In setting compensation levels for a particular executive, the Compensation and People Committee takes into consideration the proposed compensation package as a whole and each element individually, as well as the executive's past and expected future contributions to our business.

Our Compensation and People Committee believes that the particular elements of compensation identified above produce a well-balanced mix of both fixed and at-risk compensation that collectively promote retention value and provide each executive officer with both short-term and long-term performance incentives. Base pay provides the executive officer with a measure of security as to the minimum level of compensation he or she will receive while the annual and long-term incentive components motivate the executive officer to focus on the business metrics that will maximize company performance over the long term. Our Compensation and People Committee believes that this approach will yield increases in stockholder value, provide an appropriate reward for our executive officers, and reduce the risk of loss of executive officers to competitors.

While each element of our compensation program is intended to motivate and encourage employees at all levels to drive performance and achieve superior results for our stockholders, each element is weighted differently for each of our NEOs

based on the employee's position and ability to impact our financial results. In general, the percentage of at-risk pay – or pay based on the performance of the executive against corporate or individual goals, or that is based on the performance of our trading price – increases with job responsibility. This balance is intended to offer an opportunity for gain in the event of successful performance, matched with the prospect of less compensation when performance falls short of established financial and/or stockholder return targets.

Compensation Levels and Market Competitiveness. Overall compensation targets for executive officers are determined based on one or more of the following factors: the individual's duties and responsibilities within our global Company; the individual's experience and expertise; the compensation levels for the individual's peers within our Company; compensation levels for similar positions in our industry or in the technology industry more generally; performance of the individual and our Company as a whole; and the levels of compensation necessary to recruit new executive officers. For fiscal 2025, our Compensation and People Committee reviewed the compensation of our executive officers and compared it with both that of our 2025 peer group and global technology industry market survey data from the Radford Global Technology Survey.

For purposes of fiscal 2025 compensation decisions, FW Cook advised the Compensation and People Committee in October 2024 (based on publicly available data at such time) on the designation of peer group companies, using the following criteria: companies in the semiconductor and semiconductor equipment sectors and electronic manufacturing services and electronic equipment and instruments industries, companies with comparable revenues for the trailing 12 months and market capitalization to ours, and other companies selected by shareholder advisory services, as well as other qualitative factors. For the 2025 peer group, the median revenue and market capitalization as of November 2024 was $1.1 billion and $1.9 billion, respectively, versus $2.0 billion and $1.4 billion, respectively, for the Company.

This resulted in a peer group that included companies which, along with the broader survey data discussed above, were used for assessing our competitive market positioning in 2025 (collectively, the "Compensation Peer Group") as set forth below:

• Advanced Energy Industries (AEIS)	• Methode Electronics (MEI)
• Alpha & Omega Semiconductor (AOSL)	• MKS Instruments (MKSI)
• Benchmark Electronics (BHE)	• Onto Innovation (ONTO)
• Cohu (COHU)	• OSI Systems (OSIS)
• Diodes (DIOD)	• Photronics (PLAB)
• Fabrinet (FN)	• Plexus (PLXS)
• FormFactor (FORM)	• Semtech (SMTC)
• Ichor (ICHR)	• Penguin Solutions (PENG)
• Kimball Electronics (KE)	• Synaptics (SYNA)
• Kulicke and Soffa Industries (KLIC)	• TTM Technologies (TTMI)

This Compensation Peer Group is not used for purposes of analyzing the Company's stock price performance as compared to the Nasdaq Composite Index and the RDG Semiconductor Composite Index. For further information regarding the Company's cumulative total and relative stockholder return, see our graph included in our Annual Report on Form 10-K for the year ended December 26, 2025.

As discussed above, our Compensation and People Committee has a long-term practice of determining the compensation levels of our executive officers by taking into account the compensation of comparable officers at comparable companies, as derived from peer group data and survey data. Our Compensation and People Committee may vary from this target range for various elements of compensation depending on the executive officer's job performance, skill set, level of responsibility, prior compensation, and business conditions, or for other reasons. Any significant variations of our fiscal 2025 pay decisions as compared to long-term targeted levels are further discussed below.

2025 Say-on-Pay Results

At our 2025 Annual Meeting of Stockholders, the stockholders approved, with 74.2% of the votes cast, our non-binding, advisory vote on our fiscal 2024 executive compensation program ("say-on-pay"). Executive compensation decisions for fiscal 2025 and other details are discussed below in this compensation discussion and analysis. We believe that this 74.2% approval rate, which represented a lower rate of approval compared to prior years' say-on-pay results, was driven by our former CEO's separation payments. On March 5, 2025, we announced that our then-CEO, Jim Scholhamer, was departing the Company to address a personal medical condition, and that we had entered into a separation agreement with him pursuant to which, subject to a release of claims, he would receive a lump-sum cash separation payment of approximately $2.5 million. Once Mr. Scholhamer's medical condition became known, the Board determined that it was in the best interests of shareholders to act swiftly to ensure leadership continuity, given the uncertainty surrounding the duration of his condition and treatment. Mr. Scholhamer's separation package was substantially less than what he would

have received under any involuntary termination without cause under our severance policy. The Board believed that effecting his departure through a mutually negotiated separation agreement, and providing the associated separation payment, was in the best interests of the Company and its shareholders because it allowed for timely and efficient finalization of his exit arrangements, minimized distraction and uncertainty as the Company initiated the CEO search process, secured a release of claims, and ensured that Mr. Scholhamer would remain available to provide assistance needed to support a smooth leadership transition. To proactively address any potential concerns regarding this separation payment, we contacted our 30 largest shareholders (representing 76% of our common shares outstanding) in advance of the 2025 annual general meeting. During these calls, not a single shareholder raised concerns regarding our pay-for-performance alignment.

Cash Compensation

Base salaries and cash-based annual incentives are a significant portion of our executive compensation package. We believe this cash compensation helps us remain competitive in attracting and retaining executive talent. Cash incentives are also paid in order to motivate officers to achieve our business goals.

Base Salaries. Base salaries, and any increases or decreases to those levels for each executive officer, are reviewed and approved each year by our Compensation and People Committee. Such adjustments may be based on factors such as the overall performance of our Company, new roles and responsibilities assumed by the executive officer, the performance of the executive officer's area of responsibility, the executive officer's impact on strategic goals, the length of service with our Company, or revisions to or alignment with our long-term compensation philosophy. The Compensation and People Committee also takes into account the cyclical nature of our business (which results from the industries we serve (in particular the semiconductor industry) being highly cyclical, with recurring periods of over-supply of products), the state of our industry and the economy in general. However, there is no specific weighting applied to any one factor in setting the level of base salary, and the process ultimately relies on the subjective exercise of our Compensation and People Committee's judgment. Although salaries were targeted at or around the median of market data, our Compensation and People Committee also took into account historical compensation, internal parity with other executives, potential as a key contributor, and special recruiting and retention situations. The 2025 base salaries for our NEOs shown in the table below were generally within range of the market median.

In February of 2025, our Compensation and People Committee approved base salary increases for our NEOs as set forth in the table below:

	BASE SALARY		
NAME	**2025 ($)**	**2024 ($)**	**Y/Y CHANGE (%)**
James Xiao[1]	710,000	—	—
James P. Scholhamer[2]	810,000	810,000	0
Clarence L. Granger[3]	810,000	—	—
Sheri L. Savage	595,000	572,000	4.0
Christopher S. Cook[4]	595,000	520,000	14.4
Harjinder Bajwa	580,000	550,000	5.5
Jeffrey L. McKibben	475,000	455,400	4.3

(1) Year-over-year data is not presented as this was Mr. Xiao's first year of employment with the Company.

(2) Mr. Scholhamer stepped down prior to the effective date of the 2025 base salary increase; accordingly, no year-over-year change is reflected.

(3) Year-over-year data is not presented as Mr. Granger served in an interim executive role during 2025 and did not receive executive compensation in the prior year.

(4) Mr. Cook's base salary prior to his promotion to CBO in September 2025 was $560,000.

In fiscal 2025, the Compensation and People Committee determined to increase the base salary of our NEOs, ranging from 4% to 7.7%, as part of the Compensation and People Committee's long-term goal of more closely aligning our NEOs' base salary with the market and to recognize each of our NEOs' performance in their respective roles.

Our base salary levels were also set after considering the significance of the roles of these executives in our overall management for fiscal 2025 and the Compensation and People Committee's determination of the correlation of their responsibilities with our overall corporate operating needs. Overall, the Compensation and People Committee determined that the base salary levels/increases were consistent with the Company's overall compensation objectives and were appropriate to retain our executives at a point in time at which the Company had achieved strong results in fiscal 2025

Fiscal 2025 Cash Incentive Bonuses. On February 12, 2025, the Compensation and People Committee approved target incentive cash compensation for our executive officers for 2025 under our management bonus plan (the "Management Bonus Plan"). The Company's executive officers were eligible to participate in the Management Bonus Plan, which provided for the opportunity to earn semi-annual and annual bonuses based on corporate and individual performance during the fiscal year. Bonuses under the Management Bonus Plan are based on each executive officer's annual target cash incentive opportunity (established as a percentage of each executive officer's base salary, referred to as the "Target Bonus"). For each executive officer, 85% of the cash bonus opportunity under the Management Bonus Plan can be earned from 0% to 200% of the Target Bonus based on performance of the Company against corporate goals and objectives as approved by the Compensation and People Committee for the applicable measurement period, 55% of which was based on financial and operating performance measured quarterly and paid out semi-annually, and 45% of which was based on annual corporate goals and objectives and paid out annually. In addition, for each executive officer, the remaining 15% of their cash bonus opportunity under the Management Bonus Plan can be earned from 0% to 100% of the Target Bonus based on their individual performance against individual goals approved by the Compensation and People Committee, measured and paid out annually. The Compensation and People Committee may increase or decrease bonuses calculated under the Management Bonus Plan at its discretion based on corporate or individual performance.



Corporate goals and objectives under the Management Bonus Plan may include goals and objectives relating to operational performance (e.g., quality and delivery performance), growth, implementation of strategic programs, financial results as compared to the Company's operating plan or other benchmarks, and human resource initiatives. Individual goals and objectives were tailored to each executive officer's position and are designed to award performance based on the individual's contribution to the Company's growth, financial performance, structural organization and achievement of strategic initiatives.

Target Bonus opportunities under the Management Bonus Plan are reviewed and approved on an annual basis for each named executive officer and established based on market data, role and level of responsibility and other individual factors specific to each executive officer. As discussed earlier, there were no changes to the target bonus percentages for any of the NEOs for fiscal 2025, which were as follows:

NAMED EXECUTIVE OFFICER	TARGET BONUS AS A PERCENTAGE OF BASE SALARY	
	2025 (%)	2024 (%)
James Xiao[1]	105	—
James P. Scholhamer	110	110
Clarence L. Granger[2]	110	—
Sheri L. Savage	85	85
Christopher S. Cook[3]	85	60
Harjinder Bajwa	85	85
Jeffrey L. McKibben	60	60

(1)   Year-over-year target annual cash incentive data is not presented as Mr. Xiao was hired in fiscal 2025.

(2)   Year-over-year target annual cash incentive data is not presented as Mr. Granger was appointed Interim Chief Executive Officer during fiscal 2025 and did not serve in the role in the prior year.

(3)   Mr. Cook's target annual cash incentive prior to his promotion to CBO in September 2025 was 60%.

Under the Management Bonus Plan, each executive officer's annual incentive payout cannot exceed 185% of the executive officer's Target Bonus over the applicable bonus period, without the approval of the Compensation and People Committee.

At the beginning of each year, the Compensation and People Committee reviews and establishes (a) quantitative corporate goals for the first half of the year and the full year and (b) a combination of quantitative and qualitative individual performance goals for the full year. Then, in July of each year, the Compensation and People Committee reviews and establishes quantitative corporate goals for the second half of the year for the relevant portion of the cash incentive

compensation. The original first half and annual corporate goals remain unchanged. The Compensation and People Committee utilizes this approach to find a reasonable balance between having an annual program but allowing for some flexibility to determine second half goals, in order to account for the current state of the business and the Company's industry, including the changes in business outlook of the Company's major customers.

The Compensation and People Committee believe that the goals are rigorous yet attainable to drive overall Company performance and remain appropriate throughout the year when the sector is experiencing heightened levels of volatility. At the end of each performance period, the Compensation and People Committee reviews the performance against the pre-determined threshold, target, and maximum goals.

For fiscal 2025, bonuses earned by our named executive officers under the Management Bonus Plan were as follows:

NAMED EXECUTIVE OFFICER[1]	2025 CASH INCENTIVE BONUS				2025 TARGET[2] ($)	2025 ACHIEVEMENT (%)	2024 ACHIEVEMENT (%)
	1H ($)	2H ($)	ANNUAL ($)	TOTAL ($)			
James Xiao[3]	—	69,787	118,493	188,280	186,375	101	—
Clarence L. Granger[4]	90,039	70,576	261,450	422,065	411,231	102.6	—
Sheri L. Savage	99,784	94,688	310,223	504,695	499,735	101	106.8
Christopher S. Cook	64,923	87,843	225,917	378,683	394,924	95.9	107.9
Harjinder Bajwa	96,467	92,301	267,259	456,027	485,154	94	101.1
Jeffrey L. McKibben	56,138	53,358	178,895	288,391	281,382	102.5	104.8

(1) The Management Bonus Plan for 2025 included semi-annual bonus opportunities based on Company financial and operational metrics, and a separate annual bonus opportunity based on additional annual Company financial and operational metrics and individual goals.

(2) Target incentive cash compensation was calculated based on the Target Bonus as a Percentage of Base Salary table above and the executive officer's base salary for 2025 as set forth in the Base Salary table above.

(3) Bonus achievement for 2024 is not presented as Mr. Xiao was hired in fiscal 2025 and did not participate in the 2024 annual incentive program.

(4) Bonus achievement for 2024 is not presented as Mr. Granger was appointed Interim Chief Executive Officer during fiscal 2025 and did not serve in the role in the prior year.

(5) Mr. Scholhamer is excluded from this table because he was not scored for 2025.

Quarterly achievement of corporate goals and objectives for our NEOs for 2025 was determined based on a corporate scorecard approved by the Compensation and People Committee at the time of the adoption of the Management Bonus Plan. These quarterly corporate goals and objectives were set based on key performance indicators for (i) operational performance, including quality, delivery, safety and customer perception of UCT's operational performance, as measured by customer scorecards, various internal quantitative quality and delivery metrics and qualitative assessments of customer satisfaction, and (ii) financial performance, as measured by the Company's actual revenue and operating profit against the Company's annual operating plan for 2025, which is updated for the second half of the year. Each of these goals was considered challenging but achievable at the time they were established.

Annual achievement of corporate goals and objectives for our NEOs for 2025 was also determined based on a corporate scorecard approved by the Compensation and People Committee at the time of the adoption of the Management Bonus Plan. These annual corporate goals and objectives were based on key performance indicators for (i) the achievement of operational performance goals, including continuous improvement in quality, delivery, safety and customer perception of UCT's operational performance, (ii) growth, measured by the Company's revenue growth with OEM customers relative to wafer fab equipment market growth and revenue growth with the Company's top three IDM customers relative to wafer start growth, (iii) the achievement of key strategic programs, including growing strategic engagement and design wins aligned with customers' technology, product and operational roadmaps, (iv) the achievement of employee experience goals, including initiatives to improve productivity, engagement and retention, (v) compliance and audit, including cross-functional efforts to structure a robust IT General Controls/Segregation of Duties framework to support the Company's financial and controls audit, and (vi) financial performance, as well as operating cash flow management through inventory control, capital expenditure control and payment terms management.

In addition to corporate performance and individual objectives, the 2025 Management Bonus Plan includes business unit or functional performance components for certain executive roles, including the Chief Business Officer and Chief Operating Officer.

Annual achievement of individual goals and objectives for our NEOs for 2025 was determined based on an individual scorecard for each NEO approved by the Compensation and People Committee at the time of the adoption of the Management Bonus Plan. Each of these goals was considered challenging but achievable at the time they were established.

The Compensation and People Committee determined that the above goals and objectives for the 2025 Management Bonus Plan were appropriate to drive successful execution of specific, near-term strategic objectives for the Company, enhance accountability, and continue to emphasize the Company's financial performance during the fiscal year in the achievement of annual cash incentive bonuses, while at the same time balancing near-term financial performance with strategic and operational objectives that would support the Company's long-term growth and long-term strategies.

After each quarterly period of fiscal 2025, the Compensation and People Committee reviewed actual corporate performance against the quarterly corporate scorecards, and in February 2026, the Compensation and People Committee reviewed actual corporate performance for fiscal 2025 against the annual corporate scorecards. The Compensation and People Committee approved payouts under the Management Bonus Plan for each semi-annual period in fiscal 2025 and for the annual 2025 period consistent with the Company's scorecard achievement.

In February 2026, the Compensation and People Committee also reviewed each of our NEOs' actual individual performance against the annual individual scorecards. Following this review, the Compensation and People Committee determined to award our Chief Executive Officer, Mr. Xiao, and our former Interim Chief Executive Officer, Mr. Granger, an annual individual bonus equal to 15% (out of 15%) of their Target Bonus based on their achievement of individual goals. The Compensation and People Committee determined to award our Chief Financial Officer an annual individual bonus equal to 13.5% (out of 15%) of her Target Bonus based on her achievement of individual goals. The Compensation and People Committee also determined to award our other NEOs additional annual individual bonuses ranging from 12% to 15% (out of 15%) based on their achievement of individual goals.

Our Compensation and People Committee invests significant time determining the financial and non-financial targets for the Company's Management Bonus Program. In general, management makes the initial recommendation for the financial and non-financial targets based upon the Company's annual Board-approved operating plan and other strategic goals and objectives, as well as the bonus opportunity for each officer, and these recommendations are reviewed and discussed by the Compensation and People Committee and its advisors. The major factors used in setting one or more targets for a particular year are the results for the most recently completed year and the annual operating plan for the current year. Other factors considered may include general economic and market conditions. Overall, the Compensation and People Committee seeks to tie a significant proportion of cash compensation to performance, while factoring in the Company's current and expected financial results given current and expected business conditions and the cyclical nature of the semiconductor equipment industry. The Compensation and People Committee also recognizes that the Management Bonus Plan provides increased cash payments to our executives if we achieve results above targets, providing our executives an opportunity to achieve higher cash compensation for performance above expectations. We intend for the performance goals to be challenging but achievable and to reflect strong corporate performance.

Semi-annual bonuses under the Management Bonus Plan are calculated and paid on a semi-annual basis, subject to the employee's continued service with the Company through the applicable payment date, which the Company believes to have a positive effect on employee morale.

Equity Compensation

Our equity compensation program is intended to align the interests of our executive officers with those of our stockholders by creating a long-term incentive for our executive officers to maximize stockholder value. The equity compensation program also is designed to encourage our executive officers to remain employed with us in a very competitive labor market. The Compensation and People Committee regularly monitors the changes in the business environment in which we operate and periodically reviews changes to our equity compensation program to help us meet our goals, which include the achievement of long-term stockholder value.

Types of Equity Awards. In fiscal 2025, consistent with recent years, we granted our NEOs a combination of time-based and performance-based restricted stock units, or RSUs and PSUs.

Mix of Performance versus Time-based "Refresh" Grants. The mix of time-based and performance-based awards for grants made in April 2025 were generally consistent with 2024. In allocating equity awards between time-based and performance-based awards, the Compensation and People Committee considers each NEO's level of responsibility, and the relationship between that NEO's performance and our common share price. The Compensation and People Committee determined that 55% of the annual "refresh" equity awards that were granted to our Chief Executive Officer and 50% to our Chief Financial Officer, Chief Operating Officer and Chief Information Officer would consist of performance-based awards because their roles focus more on overall corporate performance than our other NEOs.

Performance-Based Equity Design. The annual PSU award program was designed to consider multiple performance metrics over a three-year performance period. The vesting criterion for the PSU awards at the end of the three-year period is the Company's total GAAP revenue growth as compared to its peers, subject to modifications based on the Company's relative TSR performance as compared to its peers and the Company's operating EBITDA margin as compared to its operating plan. The overall program has a cap of 200% of target.

The Compensation and People Committee identified relative GAAP revenue growth as the primary metric for the new PSU design to focus attention on growing the business and driving behaviors to identify new avenues of growth, both organically and through strategic investments. Operating EBITDA margin remains a key priority for the business during a period of growth and relative TSR provides direct alignment with shareholders. The Compensation and People Committee selected the use of relative performance measurement for both revenue growth and TSR to ensure that the Company is gaining market share and outperforming peers and selected the use of absolute operating margin to provide better line of sight for the participating officers. The combination of the three metrics allows for a holistic review of overall company performance and focuses on overall top-line revenue growth while ensuring appropriate attention to operating margins and overall shareholder value.

For the relative revenue growth and relative TSR performance metrics, the Compensation and People Committee identified a separate group of performance peers (that includes US and non-US companies) exposed to similar dynamics within the semiconductor industry, many of whom were also identified by several shareholders as key competitors. FW Cook conducted extensive back-testing to understand any correlation and directional alignment across these metrics when calibrating the peer group. This resulted in a peer group that included the following companies (collectively, the "Performance Peer Group") with companies also included in the Compensation Peer Group identified with an (*):

- Advanced Energy Industries (*) (AEIS)
- Amkor (AMKR)
- Applied Materials (AMAT)
- ASM International (ASM)
- Axcelis Technologies (ACLS)
- Azenta (AZTA)
- Entegris (ENTG)
- FormFactor (*) (FORM)
- Ichor (*) (ICHR)
- KLA (KLAC)

- Kulicke and Soffa Industries (*) (KLIC)
- Lam Research (LRCX)
- MKS Instruments (*) ((MKSI)
- Nova Measuring Instruments (NVMI)
- Onto Innovation (*) (ONTO)
- PDF Solutions (PDFS)
- Photronics (*) (PLAB)
- Teradyne (TER)
- Veeco Instruments (VECO)

The absolute revenue metric is based on the Company's average three-year actual revenue against the annual operating plan. The three revenue goals are set at the beginning of each annual performance periods, with 2025 goals being set at 80%, 100%, and 120% of the annual operating plan goals for threshold, target, and maximum performance goals, respectively (i.e., 2026 and 2027 goals will be set at the beginning of each annual performance period). Linear interpolation applies between performance levels.

ANNUAL REVENUE VS. PLAN (3-YEAR AVERAGE RESULTS)[1]		
Year	**Revenue vs. Plan**	**Payout %**
2025	Maximum (120% AOP)	200%
	Target (100% AOP)	100%
	Threshold (80% AOP)	50%
2026	Maximum (TBD)	200%
	Target (TBD)	100%
	Threshold (TBD)	50%
2027	Maximum (TBD)	200%
	Target (TBD)	100%
	Threshold (TBD)	50%

(1)   GAAP revenue is measured annually, excluding the impact of any divestiture or acquisitions made during the year.

The absolute operating margin modifier can add or subtract 25% of target (not multiplicative) based on the Company's operating EBITDA margin performance compared to each annual operating plan within the three-year period. The performance for each year in the three-year period will be averaged to determine the final result based on the following schedule (results are not linearly interpolated):

FY2024-FY2026 AVERAGE OPERATING EBITDA MARGIN[1]	PAYOUT
More than +200 basis points improvement	+25%
Within -200 and 200 basis points improvement	0%
More than -200 basis point improvement	-25%

(1)   See Appendix A for a reconciliation of GAAP to non-GAAP measures and for additional information about the non-GAAP measures we use in this proxy statement.

The relative TSR modifier can add or subtract 25% of target (not multiplicative) based on the Company's relative performance compared to the Performance Peer Group from the three-year period starting January 1, 2024 through December 31, 2026 based on the following schedule (results are not linearly interpolated):

FY2024-FY2026 RELATIVE TSR RANK (INCLUDING ULTRA CLEAN)	PAYOUT
>66.67 Percentile	+25%
33.33 to 66.67 Percentile	0%
<33.33 Percentile	-25%

In 2025, the Compensation and People Committee granted the following long-term equity awards to our named executive officers:

NAME	TIME-BASED (# SHARES)	PERFORMANCE-BASED (# SHARES)	TOTAL (# SHARES)	VALUE OF TARGET ANNUAL EQUITY GRANT ($)[1]
James Xiao[2]	117,948	44,314	162,262	3,972,603[2]
James P. Scholhamer[3]	0	0	0	0
Clarence L. Granger[4]	27,776	0	27,776	900,000[4]
Sheri L. Savage	27,831	27,831	55,662	1,500,000[5]
Christopher S. Cook	27,831	9,277	37,108	1,000,000[5]
	73,686	0	73,686	1,700,000[6]
Harjinder Bajwa	25,976	27,831	51,952	1,400,000[5]
Jeffrey L. McKibben	12,988	12,988	25,976	700,000[5]

(1)   The number of RSUs awarded to each of our executive officers was determined using a target dollar value, with the number of RSUs and PSUs granted to achieve such target dollar value based on the average closing price of the Company's common stock during the 60 business days prior to the grant date.

(2)   New hire grants were awarded in September 2025.

(3) Mr. Scholhamer did not receive any long-term equity awards in 2025 as he stepped down from his role in March 2025.

(4) New hire grants were awarded in March 2025.

(5) These grants were made in April 2025 as part of the Company's annual grant cycle. The grant date for these awards was April 25, 2025, and the 60 trading days average closing price was $26.95

(6) There grants were made in August 2025 as part of Mr. Cook's promotion to CBO.

Size of FY2025 "Refresh." The number of equity awards the Compensation and People Committee granted to each executive officer in 2025 was determined based on a variety of factors, including each individual executive's job performance and his or her level of job responsibility. The Compensation and People Committee also considered the use of long-term equity awards as a means to retain and incentivize executives. The size of each equity award granted to a NEO in 2025 was determined based on target equity value rather than a target number of units. Accordingly, the number of equity awards granted was influenced by our stock price at the time the awards were granted.

The Compensation and People Committee considered its long-term goal of setting grants at a level consistent with the median provided to comparable officers by members of our peer group in determining grants for our non-CEO NEOs for fiscal 2025 (and in the case of new hires, at levels competitive for such executives in the employment market), while at the same time considering the relative positions of each NEO within our global organization and past grant practices. The 2025 equity awards granted in 2025 for our NEOs shown in the table above were all generally within targeted levels, as adjusted to maintain internal equity for NEOs with similar levels of responsibility within our Company.

The equity awards granted during fiscal 2025 to our NEOs are set forth in detail under "Grants of Plan-Based Awards" below.

Promotion and New Hire Grants. In March 2025, Mr. Granger was appointed as our interim-CEO. As part of this appointment, the Compensation and People Committee granted Mr. Granger equity awards in line with the Committee's practices. Mr. Xiao was appointed as our permanent Chief Executive Officer in September 2025. Upon his appointment, the Compensation and People Committee granted Mr. Xiao equity awards in line with the Committee's practices, including a new hire grant and a prorated portion of the annual equity grant. Mr. Cook received an equity award in September 2025 related to his promotion to CBO, which increased his total FY2025 equity grant to reflect his revised role and responsibilities. The Compensation and People Committee's policy has been to make promotion grants solely on a time-based vesting schedule to enhance retention.

Grant Practices. New item 402(x) of Regulation S-K requires us to discuss our policies and practices on the timing of awards of options (or similar awards) in relation to the disclosure by us of material nonpublic information. While we do not current grant options (or similar awards), we have implemented procedures to regularize our equity award grant process, by making new hire grants and annual executive grants on the same day each month. The Compensation and People Committee has not granted, nor does it intend in the future to grant, equity compensation awards to executives in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcement. Because our equity awards typically vest over multiple years, we believe recipients are motivated to see our stock price rise in the long-term rather than benefit from an immediate but short-term increase in the price of our stock following a grant.

2023 PSU Grants. On April 28th, 2023, the Compensation and People Committee granted a mix of RSUs and PSUs to the executive officers. The PSUs granted in 2023 did not result in any issuance of shares to executive officers. Based on relative revenue performance—14th percentile against the comparator group—these PSUs achieved 0% result. TSR performance was in the bottom third of peers, which resulted in a -25% modifier, and operating margin was -231 basis points versus plan, which also resulted in a -25% modifier. The combination of those calculations resulted in 0% achievement. For purposes of the payout calculation, companies in the 2023 performance peer group that were either acquired, taken private, or have gone bankrupt were positioned at the bottom of the group on both relative revenue and relative TSR performance.

Other Benefit Plans

Deferred Compensation. We maintain a non-qualified deferred compensation plan, which allows eligible employees, including executive officers and directors, to voluntarily defer receipt of a portion of his/her salary and all or a portion of a bonus payment until the date or dates elected by the participant, thereby allowing the participating employee to defer taxation on such amounts. This plan gives highly compensated employees the opportunity to defer more compensation than they would otherwise be permitted to defer under a tax-qualified retirement plan, such as our 401(k) plan. We believe that deferred compensation is a competitive practice to enable us to attract and retain top talent. We do not make matching or other employer contributions to the deferred compensation plan because we believe the deferral opportunity is enough of a benefit on its own.

Executive Perquisites. We offer limited perquisites to our executive officers. In addition to health care coverage that is generally available to our other employees, our executive officers are eligible for annual physical examinations more extensive than under the Company's standard plans.

Other Benefits. We also offer a number of other benefits to the executive officers pursuant to benefit programs that provide for broad-based employee participation. For example, our retirement plan is a tax-qualified 401(k) plan, which is a broad-based employee plan. Under the 401(k) plan, all participating employees (including executive officers) are eligible to receive limited matching contributions that are subject to vesting over time.

The main objectives of our benefits programs are to give our employees access to quality healthcare, financial protection from unforeseen events, assistance in achieving retirement financial goals, enhanced health and productivity and to provide support for global workforce mobility, in full compliance with applicable legal requirements. These generally available benefits typically do not specifically factor into decisions regarding an individual executive's total compensation or equity award package.

Post-Termination Arrangements

Our post-termination arrangements with our NEOs are described in this proxy statement below. We believe the severance benefits under these agreements or policies are reasonable in amount and provide protection to key executive officers who would be likely to receive similar benefits from our competitors. The Compensation and People Committee reviews the potential costs and triggering events of employment and severance agreements and policies before approving them and will continue to consider appropriate and reasonable measures to encourage retention.

Compensation Recovery, or "Clawback" Policy

Our executive officers covered by Section 16 of the Exchange Act are subject to the Company's Compensation Recoupment Policy. The Compensation Recoupment Policy was adopted by the Board in compliance with Section 10D of the Exchange Act and Section 5608 of the Nasdaq Listing Rules and took effect on October 19, 2023. It enables us, in the event that a material restatement of financial results is required, to recover excess amount of incentive-based compensation issued to covered individuals during any of the three fiscal years immediately preceding the date of such restatement. A copy of the Compensation Recoupment Policy is attached as Exhibit 97.1 to our Annual Report on Form 10-K for the year ended December 26, 2025.

Stock Ownership Guidelines; Policy Against Hedging Transactions and Pledges

The Board of Directors has adopted stock ownership guidelines for our directors to more closely align the interests of our directors with those of our stockholders. The guidelines provide that each director should hold shares of our common stock with a value of at least 3X annual cash compensation, and that each director be allowed three years from the date such director joined our Board of Directors to accumulate such number of shares of our common stock. All of our Directors are currently in compliance with our stock ownership guidelines.

The Board of Directors has also adopted stock ownership guidelines for our Chief Executive Officer. The policy was amended in February 2020 to provide that our Chief Executive Officer should hold common stock with a value of at least 3X his or her base salary, and that he or she be allowed three years from the date such person becomes our Chief Executive Officer to accumulate such number of shares of our common stock. The amendment to the policy was intended to bring it in line with more contemporary governance and peer practices. Mr. Granger served as interim Chief Executive Officer from March through September 2025 and was in compliance with the Company's stock ownership guidelines during that period. Mr. Xiao, who was appointed Chief Executive Officer in September 2025, is subject to the Company's stock ownership guidelines.

In October 2023, the Board also adopted stock ownership guidelines for the rest of our Section 16 officers, providing that the remaining Section 16 officers should hold common stock with a value at least equal to his or her base salary, and that he or she be allowed three years from the date such person becomes a Section 16 officer to accumulate such number of shares of our common stock. Our Section 16 officers are currently in compliance with our stock ownership guidelines.

The Company's Insider Trading Policy, which can be found on our website, provides that our securities shall not be made subject to hedge transactions or puts and calls. The Insider Trading Policy further prohibits any pledges of our securities by our directors and executive officers.

Insider Trading Policies and Procedures

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, officers and employees that are designed to promote compliance with insider trading laws, rules and regulations, and applicable NASDAQ listing standards, as well as procedures designed to further the foregoing purposes. A copy of our insider trading policy is filed with our Annual Report on Form 10-K as Exhibit 19.1. In addition, it is our policy to comply with applicable securities and state laws, including insider trading laws, when engaging in transactions in the Company's securities.

Compensation Consultant

The Compensation and People Committee determined to engage FW Cook with respect to fiscal 2025 executive officer and non-employee director compensation matters. FW Cook was retained by our Compensation and People Committee to provide an independent review of the Company's executive compensation programs, including an analysis of both the competitive market and the design of the programs for 2025. FW Cook also furnished the Compensation and People Committee with reports on peer company practices relating to the following matters: short-term and long-term compensation program design; equity compensation; retention value of current equity holdings; target incentive opportunities; and compensation trends. FW Cook also provided our Compensation and People Committee assistance in developing our Compensation Discussion and Analysis in this proxy statement.

Accounting and Tax Considerations

In designing our executive compensation programs, the Compensation and People Committee generally considers the accounting and tax effects as well as direct costs. We recognize a charge to earnings for accounting purposes when equity awards are granted. The Compensation and People Committee considers the impact to dilution and overhang when making decisions pertaining to equity instruments.

We do not require executive compensation to be tax deductible for the Company but instead balance the cost and benefits of tax deductibility to comply with our executive compensation goals. This includes consideration of Section 162(m) of the Internal Revenue Code, which generally limits our ability to deduct compensation paid to each "covered employee" (as defined in the Internal Revenue Code) to the extent such individual's compensation exceeds $1 million in any one year.

Compensation and People Committee Report

The Compensation and People Committee of the Board of Directors of Ultra Clean Holdings, Inc. has reviewed and discussed the Compensation Discussion and Analysis, which appears in this proxy statement, with the management of Ultra Clean Holdings, Inc. Based on this review and discussion, the Compensation and People Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Ultra Clean Holdings, Inc.'s proxy statement.

Members of the Compensation and People Committee

Thomas T. Edman, Chair
Ernest E. Maddock
Emily M. Liggett
Jacqueline A. Seto

Summary Compensation Table

The following table shows compensation information for the three most recently completed fiscal years for our principal executive officer, our principal financial officer and our other three most highly compensated NEOs as of December 26, 2025:

NAME AND POSITION	YEAR	SALARY ($)	BONUS ($)[1]	STOCK AWARDS ($)[2]	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[3]	ALL OTHER COMPENSATION ($)	TOTAL ($)
James Xiao[4]	2025	202,077	600,000[13]	4,993,384	188,280	619[5]	5,984,360
Chief Executive Officer	2024	—	—	—	—	—	—
	2023	—	—	—	—	—	—
Clarence L. Granger	2025	433,038	—	643,570	422,065	0	1,498,673
Former Interim Chief	2024	—	—	—	—	—	—
Executive Officer	2023	—	—	—	—	—	—
James P. Scholhamer	2025	177,577	—	0	0	2,551,924[6]	2,729,501
Former Chief Executive	2024	800,577	—	4,027,383	940,874	12,446	5,781,280
Officer & Director	2023	736,538	—	3,507,146	788,084	11,996	5,043,764
Sheri L. Savage							
Chief Financial Officer and	2025	587,038	—	1,234,027	504,695	10,698[7]	2,336,458
Senior Vice President of	2024	566,077	—	1,411,474	514,066	10,499	2,502,116
Finance	2023	511,539	—	1,227,505	423,814	10,366	2,173,224
Christopher S. Cook[8]	2025	558,538	—	2,648,623	378,683	3,262[9]	3,589,106
Chief Business Officer	2024	514,615	—	846,852	333,373	2,096	1,696,936
	2023	484,615	—	701,395	281,626	2,075	1,469,711
Harjinder Bajwa	2025	573,916	—	1,151,776[10]	456,027	191,729[11]	2,373,448
Chief Operating Officer	2024	295,686	250,000	2,539,251	236,300	17,655	3,338,892
	2023	—	—	—	—	—	—
Jeffrey L. McKibben	2025	468,215	—	575,888	288,392	12,469[12]	1,344,964
Chief Information Officer	2024	451,254	—	658,672	283,837	8,799	1,402,561
	2023	424,615	—	613,753	243,633	8,363	1,290,364

(1) This amount consists of sign-on bonuses at the time of hire.

(2) Amounts shown do not reflect compensation received by the named executive officers. The amounts shown are the value for stock awards granted in the applicable fiscal year, based on the 60 trading days average price of our common stock preceding the grant date. The other valuation assumptions and the methodology used to determine such amounts are set forth in Note 1 of the Notes to our Consolidated Financial Statements included in our Form 10-K for the year ended December 26, 2025. The value the NEOs will ultimately receive from their 2025 PSUs will depend on the performance requirements and the market price of Common Stock at the end of the three-year performance cycle. In fiscal year 2025, PSUs were granted to all NEOs. The amounts reported were calculated in accordance with ASC 718 and reflect the grant date fair value at target (100%). The minimum number of PSUs that can be earned at the end of the three-year performance cycle is 0 and the maximum is 200% of target. The grant date fair value for the PSUs awarded to Mr. Xiao, Ms. Savage, Mr. Cook, Mr. Bajwa, and Mr. McKibben at the maximum payout of 200% is $2,390,297, $1,234,027, $411,342, $1,151,776, and $575,888, respectively. The value the NEOs may receive from their RSUs will depend on whether the time-based vesting requirement is met and the market price of Common Stock on the vesting date. See Grants of Plan-Based Awards in Fiscal Year 2025 table for the number of RSUs granted in fiscal year 2025.

(3) Amounts consist of incentive bonuses earned in 2025.

(4) Mr. Xiao's start date was September 2, 2025. Stock Awards reflect new hire award amounts. Salary and bonus do not reflect a full year.

(5) This amount consists of (a) $619 in disability, accident, and life insurance premiums.

(6) This is part of Mr. Scholhamer's separation package.

(7) This amount consists of (a) matching contribution of $8,686 under the 401(k) Plan and (b) $2,012 in disability, accident, and life insurance premiums.

(8) Christopher Cook was promoted on August 7, 2025. Stock Awards reflect Promotion award amounts.

(9) This amount consists of (a) $2,012 in disability, accident, and life insurance premiums, and (b) 1,250 in health savings contributions.

(10) Mr. Bajwa's PSU grants have been cancelled as he is no longer employed by the Company.

(11) This amount consists of (a) $121,673 for expatriate assignment housing, (b) $60,836 for expatriate assignment transportation, (c) matching contribution of $7,540 under the 401(k) Plan, and (d) $1,680 in disability, accident, and life insurance premiums.

(12) This amount consists of (a) matching contribution of $10,500 under the 401(k) Plan and (b) $1,969 in disability, accident, and life insurance premiums.

(13) This amount must be repaid in full if Mr. Xiao's employment is terminated for cause or if he resigns without good cause within the first 12 months of employment.

Grants of Plan-Based Awards

The following table shows all plan-based awards granted to the named executive officers during fiscal 2025:

NAME	GRANT DATE	COMPENSATION COMMITTEE COMPENSATION ACTION DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1] TARGET ($)	MAXIMUM ($)	ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLANS[2] THRESHOLD (#)	TARGET (#)	MAXIMUM (#)	ALL OTHER STOCK AWARDS NUMBER OF STOCK OR UNITS (#)[3]	GRANT DATE FAIR VALUE OF STOCK AWARDS ($)[4]
James Xiao			745,500	1,379,175	—	—	—	—	—
	9/26/2025	8/1/2025	—	—	11,079	44,314	88,628	—	1,195,149
	9/26/2025	8/1/2025	—	—	—	—	—	36,257	977,851
	9/26/2025	8/1/2025						81,691	2,203,206
Clarence L. Granger			891,000	1,648,350	—	—	—	—	—
	3/28/2025	3/4/2025	—	—	—	—	—	27,776	643,570
Sheri L Savage			505,750	935,638	—	—	—	—	—
	4/25/2025	2/12/2025	—	—	6,958	27,831	55,662	—	617,013
	4/25/2025	2/12/2025	—	—	—	—	—	27,831	617,013
Christopher S. Cook			336,000	621,600	—	—	—	—	—
	4/25/2025	2/12/2025	—	—	2,319	9,277	18,554	—	205,671
	4/25/2025	2/12/2025	—	—	—	—	—	27,831	617,013
			505,750	935,638					
	8/29/2025	2/12/2025						73,686	1,825,939
Harjinder Bajwa			493,000	912,050	—	—	—	—	—
	4/25/2025	2/12/2025	—	—	6,494	25,976	51,952	—	575,888
	4/25/2025	2/12/2025	—	—	—	—	—	25,976	575,888
Jeffrey L. McKibben			285,000	527,250	—	—	—	—	—
	4/25/2025	2/12/2025	—	—	3,247	12,988	25,976	—	287,944
	4/25/2025	2/12/2025	—	—	—	—	—	12,988	287,944

(1) Reflects target at 100% and maximum annual incentive amounts pursuant to the Management Bonus Plan for fiscal 2025.

(2) Reflects performance-based restricted stock units. The amounts shown in the "Threshold", "Target", and "Maximum" columns reflect the payout opportunity associated with established levels of performance or achievement.

(3) Represents time-based stock units issued under our stock incentive plan.

(4) Under the terms of our stock incentive plan, fair market value is defined as the closing price on the day preceding the grant date. Our practice is for grants to be effective on the last Friday of the month in which the grant is approved.

Outstanding Equity Awards at Fiscal Year-End

The following table shows all outstanding equity awards held by the named executive officers as of December 26, 2025:

NAME	GRANT DATE	STOCK AWARDS RSU SHARES OR UNITS THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS THAT HAVE NOT VESTED ($)[1]	EQUITY INCENTIVE PLAN AWARDS NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	MARKET VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[1]
James Xiao	09/26/2025	81,691[2]	2,127,234		
	09/26/2025	36,257[3]	944,132	44,314[4]	1,153,937
Sheri L. Savage	04/28/2023	7,258[5]	188,998		
	04/26/2024	11,526[6]	300,137	17,289[7]	450,206
	04/25/2025	27,831[3]	724,719	27,831[4]	724,719
Christopher S. Cook	04/28/2023	6,221[5]	161,995		
	04/26/2024	11,407[6]	297,038	5,186[7]	135,043
	04/25/2025	27,831[3]	724,719	9,277[4]	241,573
	08/29/2025	73,686[8]	1,918,783		
Harjinder Bajwa[9]	06/28/2024	17,861[10]	465,100	26,791[10]	697,638
	04/25/2025	25,976[10]	676,415	25,976[10]	676,415
Jeffrey L. McKibben	04/28/2023	3,629[5]	94,499		
	04/26/2024	5,379[6]	140,069	8,068[7]	210,091
	04/25/2025	12,988[3]	338,208	12,988[4]	338,208

(1) Based on the closing price of our common stock as of December 26, 2025 (our fiscal 2025 year-end), which was $26.04.

(2) New hire grants, vesting over three years in three equal installments on or around each anniversary of the grant date.5

(3) These units vest over three years in three equal installments on or around each anniversary of the grant date.

(4) Represents performance-based equity units granted in fiscal 2025. The extent to which these units will vest depends on the level of achievement against performance criteria at the end of the three-year performance cycle.

(5) Vesting date for these units is April 30, 2026.

(6) These units vest in two equal installments on April 30, 2026, and April 30, 2027.

(7) Represents performance-based equity units granted in fiscal 2024. The extent to which these units will vest depends on the level of achievement against performance criteria at the end of the three-year performance cycle.

(8) Promotion grants, vesting over three years in three equal installments on or around each anniversary of the grant date.

(9) Mr. Bajwa's unvested units as of 12/26/2025 have been forfeited upon his departure from the company and will not vest.

(10) Upon Mr. Bajwa's termination of employment on January 25, 2026, all outstanding units have been forfeited and will not vest.

Stock Awards Vested

The following table shows all stock awards vested and value realized upon vesting, by the named executive officers during fiscal 2025, which ended on December 26, 2025:

NAME	STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)[1]
James Xiao[2]	0	0
James P. Scholhamer	45,577	1,664,928
Clarence L. Granger	27,776	700,788
Sheri L. Savage	20,616	391,176
Harjinder Bajwa	13,347	249,656
Christopher S. Cook	8,930	201,550
Jeffrey L. McKibben	9,090	170,028

(1) The value realized equals the fair market value of the Company's common stock on the date of vesting multiplied by the number of stock awards vesting.

(2) Mr. Xiao does not have any vested shares as of 12/26/2025. His equity grants were issued in September 2025 in connection with his hire.

Nonqualified Deferred Compensation

We maintain a nonqualified deferred compensation plan, the Ultra Clean Holdings, Inc. 2004 Executive Deferred Compensation Plan (the "EDCP"), which allows eligible employees, including executive officers, and directors to voluntarily defer receipt of a portion of his/her salary and all or a portion of a bonus payment until the date or dates elected by the participant, thereby allowing the participating employee to defer taxation on such amounts. Amounts credited to the EDCP consist only of cash compensation that has been earned and payment of which has been deferred by the participant. The amounts deferred under the EDCP are credited with realized gains on investments and interest at market rates on cash balances. We do not make matching or other employer contributions to the EDCP.

None of our named executive officers participated in the EDCP for fiscal 2025 and one of the named executive officers currently has an outstanding balance under the EDCP.

Post-Termination Arrangements

Change in Control Severance Agreement with James Xiao. We maintain a Change in Control Severance Agreement with James Xiao. If upon, or within 3 months prior to or 12 months following a change in control, Mr. Xiao is terminated without cause or he resigns for good reason, he is entitled to receive a lump sum payment equal to 200% of his then-current salary, plus 200% of average annual cash bonus as determined by us over the prior three years, payment or reimbursement of health benefit continuation coverage under COBRA for 24 months (or, if earlier, until he becomes eligible for group health coverage with another employer) and accelerated vesting of 100% of his unvested outstanding equity awards, in each case subject to his timely execution and non-revocation of a release of claims in favor of the Company.

Change in Control Severance Agreement with Sheri L. Savage. We maintain a Change in Control Severance Agreement with Sheri L. Savage. Such agreement provides that, if upon, or within 12 months following, a change in control, Ms. Savage is terminated without cause or she resigns for good reason, she is entitled to receive a lump sum payment equal to 150% of her then- current salary, plus 150% of average annual cash bonus as determined by us over the prior three years, payment or reimbursement of health benefit continuation coverage under COBRA for 24 months (or, if earlier, until she becomes eligible for group health coverage with another employer) and accelerated vesting of 100% of her unvested outstanding equity awards, in each case subject to her timely execution and non-revocation of a release of claims in favor of the Company.

Change in Control Severance Agreement with Christopher S. Cook. We maintain a Change in Control Severance Agreement with Christopher S. Cook. Such agreement provides that, if upon, or within 12 months following, a change in control, Mr. Cook is terminated without cause or he resigns for good reason, he is entitled to receive a lump sum payment equal to 150% of his then- current salary, plus 150% of average annual cash bonus as determined by us over the prior

three years, payment or reimbursement of health benefit continuation coverage under COBRA for 24 months (or, if earlier, until he becomes eligible for group health coverage with another employer) and accelerated vesting of 100% of his unvested outstanding equity awards, in each case subject to his timely execution and non-revocation of a release of claims in favor of the Company.

Change in Control Severance Agreement with Other Named Executive Officers. The Compensation and People Committee's practice is to enter a change in control severance agreement with each of its named executive officers. The Company's change in control severance agreement provides that, with the exception of Chief Operating Officer, if upon, or within three months prior to or 12 months following, a change in control, such executive officer is terminated without cause or he or she resigns for good reason, he or she is entitled to receive a lump sum payment equal to 75% of his or her then-current salary, plus 75% of average annual cash bonus as determined by us over the prior three years, payment or reimbursement of health benefit continuation coverage under COBRA for nine months (or, if earlier, until he or she becomes eligible for group health coverage with another employer) and accelerated vesting of 100% of his or her unvested outstanding equity awards, in each case subject to the applicable named executive officer's timely execution and non-revocation of a release of claims in favor of the Company. For the Chief Operating Officer, the Company's change in control severance agreement provides that, if upon, or within 12 months following, a change in control, the Chief Operating Officer is terminated without cause or he resigns for good reason, he is entitled to receive 150% of his then-current salary, plus 150% of average annual cash bonus as determined by us over the prior three years, payment or reimbursement of health benefit continuation coverage under COBRA for 24 months (or, if earlier, until he becomes eligible for group health coverage with another employer) and accelerated vesting of 100% of his unvested outstanding equity awards, in each case subject to the Chief Operating Officer's timely execution and non-revocation of a release of claims in favor of the Company.

"Good reason" is defined as (i) a reduction in the executive's then existing annual salary by more than 10% other than in connection with an action affecting a majority of the executive officers of the Company, (ii) relocation of the principal place of the executive's employment to a location more than 50 miles from the principal place of executive's employment prior to the change in control or (iii) a material reduction in the executive's authority, duties or responsibilities after the change in control. "Cause" exists if the executive officer: (A) is convicted of, or pleads guilty or no contest to, a criminal offense; (B) engages in any act of fraud or dishonesty; (C) breaches any agreement with the Company; (D) commits any material violation of a Company policy; or (E) fails, refuses or neglects to perform the services required of the executive in his or her position at the Company (subject in certain cases to a cure period).

The following table shows amounts that would have been paid if such named executive officers had been terminated on December 26, 2025 in connection with a change of control:

NAME	SALARY ($)	CASH INCENTIVE ($)	HEALTH BENEFITS ($)[2]	VALUE OF ACCELERATED VESTING ($)[3]
James Xiao[1]	1,420,000	376,559	85,353	4,225,302
Sheri L. Savage	892,500	721,288	4,684	2,955,722
Christopher S. Cook	840,000	496,841	85,353	3,614,222
Harjinder Bajwa[4]	870,000	346,164	69,141	2,515,568
Jeffrey L. McKibben	356,250	203,965	45,924	1,404,546

(1)   Mr. Xiao was appointed Chief Executive Officer effective September 2025.

(2)   Estimated assuming that each executive enrolls in continued group health benefits.

(3)   Amounts based on our stock price as of December 26, 2025, less the option exercise price, in the case of options.

(4)   Mr. Bajwa's employment as Chief Operating Officer was terminated effective January 25, 2026.

Severance Policy for Executive Officers. Under our severance policy for executive officers of the Company, in the event that any of our named executive officers is terminated without "Cause" (as defined above), subject to the applicable executive's timely execution and non-revocation of a release of claims in favor of the Company, the executive would be entitled to receive the following payments and benefits:

Chief Executive Officer. The CEO would receive 150% of the CEO's then-current salary, plus 150% of the CEO's average annual cash bonus and cash incentive compensation as determined by us over the prior three years, payment of health benefit continuation coverage under COBRA for 18 months (or, if earlier, until he becomes eligible for group health coverage with another employer) and immediate vesting of unvested outstanding equity awards that would vest within 18 months.

Chief Financial Officer, Chief Business Officer, and Chief Operating Officer. The CFO, CBO or COO would receive 100% of the executive's then-current salary, 100% of the executive's average annual cash bonus and cash incentive

compensation as determined by us over the prior three years, payment of health benefit continuation coverage under COBRA for 12 months (or, if earlier, until he or she becomes eligible for group health coverage with another employer) and immediate vesting of unvested outstanding equity awards that would vest within 12 months.

Other NEOs. In the event that an executive officer other than those described in the foregoing, is terminated without cause and signs a release of claims, the executive would receive 75% of the executive's then-current salary, 50% of the executive's average annual cash bonus and cash incentive compensation as determined by us over the prior three years and payment of health benefit continuation coverage under COBRA for nine months (or, if earlier, until he or she becomes eligible for group health coverage with another employer) and, at CEO's discretion, immediate vesting of unvested outstanding equity awards that would vest within 12 months.

We may revise or terminate this policy at any time, except that following a change in control, the policy may not be terminated or amended to adversely affect a participant for 12 months following the change in control.

The following table shows amounts that would have been paid if the named executive officers had been terminated without cause on December 26, 2025:

NAME	SALARY ($)	CASH INCENTIVE ($)	HEALTH BENEFITS ($)[2]	VALUE OF ACCELERATED VESTING ($)[3]
James Xiao[1]	1,065,000	282,419	64,015	1,023,763
Sheri L. Savage	595,000	480,858	2,342	1,147,583
Christopher S. Cook	560,000	331,227	42,677	1,340,201
Harjinder Bajwa[4]	580,000	230,776	34,571	457,992
Jeffrey L. McKibben	356,250	135,977	45,925	560,719

(1) Mr. Xiao was appointed Chief Executive Officer effective September 2025.

(2) Estimated assuming that each executive enrolls in continued group health benefits.

(3) Amounts based on our stock price as of December 26, 2025.

(4) Mr. Bajwa's employment as Chief Operating Officer was terminated effective January 25, 2026.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to disclose the ratio of our median employee's annual total compensation to the annual total compensation of our principal executive officer.

During fiscal 2025, our principal executive officer was Mr. Xiao, our Chief Executive Officer. For fiscal 2025, the combined annual total compensation for Mr. Xiao was $4,963,578, and for our median employee was $29,361, resulting in an estimated pay ratio of approximately 169:1.

In accordance with the flexibility provided by Item 402(u) of Regulation S-K, we identified the median employee by calculating the aggregate amount of each employee's 2025 base annual compensation (including overtime), bonus earned for 2025, and the value of commission or profit-sharing value received in 2025. We then ranked the compensation of our employees from lowest to highest and identified the median employee.

This calculation was performed for all employees of the Company as of December 26, 2025 (excluding our CEO), whether employed on a full-time or part-time basis. For ease of administration, we did not include the accounting value of equity awards granted.

Once we identified our median employee, we then calculated such employee's annual total compensation for 2025 using the same methodology as that utilized for determining the annual total compensation of our NEOs in 2025 (as set forth in the 2025 Summary Compensation Table on page 43). Our CEO's annual total compensation for 2025 for purposes of the Pay Ratio Rule is equal to the amount reported in the "Total" column in the 2025 Summary Compensation Table.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our internal records and the methodology described above. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay Versus Performance

The following table sets forth additional compensation information of our NEOs, calculated in accordance with SEC regulations, along with total shareholder return, net income, and GAAP revenue growth performance results for our fiscal years 2021, 2022, 2023, 2024, and 2025.

YEAR[1]	SUMMARY COMP TABLE TOTAL FOR JAMES SCHOLHAMER[2]	COMPENSATION ACTUALLY PAID TO JAMES SCHOLHAMER[3][4]	SUMMARY COMP TABLE TOTAL FOR CLARENCE GRANGER[2]	COMPENSATION ACTUALLY PAID TO CLARENCE GRANGER[3][4]	SUMMARY COMP TABLE TOTAL FOR JAMES XIAO[2]	COMPENSATION ACTUALLY PAID TO JAMES XIAO[3][4]	AVERAGE SUMMARY COMP TABLE TOTAL FOR NON-CEO NEOS[2]	AVERAGE COMPENSATION ACTUALLY PAID TO NON-CEO NEOS[3][5]	ULTRA CLEAN TOTAL SHAREHOLDER RETURN[6]	PEER GROUP TOTAL SHAREHOLDER RETURN[6]	ULTRA CLEAN GAAP NET INCOME ($M)[7]	ULTRA CLEAN GAAP REVENUE GROWTH[7]
2025	$2,729,501	($3,617,499)	$1,498,673	$1,515,061	$5,984,360	$5,074,575	$2,410,994	$1,914,638	$82	$262	($181.2)	(2%)
2024	$5,781,280	$3,858,549	$0	$0	$0	$0	$2,235,127	$1,905,739	$115	$186	$23.7	21%
2023	$5,043,765	$4,314,644	$0	$0	$0	$0	$1,840,096	$1,751,380	$108	$152	($31.1)	(27%)
2022	$4,240,224	($505,754)	$0	$0	$0	$0	$1,875,513	$597,671	$105	$92	$40.4	13%
2021	$5,201,766	$11,184,818	$0	$0	$0	$0	$1,754,208	$4,029,427	$181	$143	$119.5	50%

(1) NEOs included in the above compensation columns reflect the following:

YEAR	CEO(S)	NON-CEO NEOS
2025	Mr. Scholhamer (former); Mr. Granger (interim); Mr. Xiao (current)	Messrs. Bajwa, Cook, and McKibben and Ms. Savage
2024	Mr. Scholhamer	Messrs. Bajwa, Cook, and McKibben and Ms. Savage
2023	Mr. Scholhamer	Messrs. Chinnasami, Cook, and McKibben and Ms. Savage
2022	Mr. Scholhamer	Messrs. Chinnasami, Cook, and McKibben and Ms. Savage
2021	Mr. Scholhamer	Messrs. Chinnasami, Williams, and Bentick and Ms. Savage

(2) Amounts reported in this column represent (i) the total compensation as reported in the Summary Compensation Table for the applicable year in the case of our CEOs and (ii) the average of the total compensation as reported in the Summary Compensation Table for the Company's other NEOs for the applicable year.

(3) SEC rules require certain adjustments be made to the Summary Compensation Table totals to determine "Compensation Actually Paid" as reported in the Pay versus Performance Table. "Compensation Actually Paid" does not necessarily represent cash and/or equity value transferred to the applicable NEO without restriction, but rather is a value calculated under applicable SEC rules.

(4) Compensation Actually Paid to our former, interim, and current CEOs reflects the following adjustments from total compensation reported in the Summary Compensation Table:

JAMES SCHOLHAMER	2025
Total Reported in Summary Compensation Table (SCT)	**$2,729,501**
Less, value of Stock Awards reported in SCT	$ 0
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	$ 0
Plus (Less), Year over Year Change in Fair Value of Prior Year Awards that are Outstanding and Unvested	$ 0
Plus, Fair Value as of the Vesting Date of Awards Granted this Year and that Vested this Year	$ 0
Plus (Less), Year over Year Change in Fair Value of Prior Year Awards that Vested this Year	($ 555,120)
Less, Prior Year Fair Value of Prior Year awards that Failed to Vest this Year	($5,791,881)
Total Adjustments	**($6,347,000)**
Compensation Actually Paid	**($3,617,499)**

CLARENCE GRANGER	2025
Total Reported in Summary Compensation Table (SCT)	**$1,498,673**
Less, value of Stock Awards reported in SCT	($ 643,570)
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	$ 0
Plus (Less), Year over Year Change in Fair Value of Prior Year Awards that are Outstanding and Unvested	$ 0
Plus, Fair Value as of the Vesting Date of Awards Granted this Year and that Vested this Year	$ 659,958
Plus (Less), Year over Year Change in Fair Value of Prior Year Awards that Vested this Year	$ 0
Less, Prior Year Fair Value of Prior Year awards that Failed to Vest this Year	$ 0
Total Adjustments	**$ 16,388**
Compensation Actually Paid	**$1,515,061**

JAMES XIAO	2025
Total Reported in Summary Compensation Table (SCT)	**$5,984,360**
Less, value of Stock Awards reported in SCT	($4,993,384)
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	$4,083,599
Plus (Less), Year over Year Change in Fair Value of Prior Year Awards that are Outstanding and Unvested	$ 0
Plus, Fair Value as of the Vesting Date of Awards Granted this Year and that Vested this Year	$ 0
Plus (Less), Year over Year Change in Fair Value of Prior Year Awards that Vested this Year	$ 0
Less, Prior Year Fair Value of Prior Year awards that Failed to Vest this Year	$ 0
Total Adjustments	**($ 909,785)**
Compensation Actually Paid	**$5,074,575**

(5) The average Compensation Actually Paid to the non-CEO NEOs reflects the following adjustments from total compensation reported in the Summary Compensation Table:

AVERAGE NON-CEO NEO	2025
Total Reported in Summary Compensation Table (SCT)	**$2,410,994**
Less, value of Stock Awards reported in SCT	($1,402,579)
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	$1,530,126
Plus (Less), Year over Year Change in Fair Value of Prior Year Awards that are Outstanding and Unvested	($ 166,775)
Plus, Fair Value as of the Vesting Date of Awards Granted this Year and that Vested this Year	$ 0
Plus (Less), Year over Year Change in Fair Value of Prior Year Awards that Vested this Year	($ 457,128)
Less, Prior Year Fair Value of Prior Year awards that Failed to Vest this Year	$ 0
Total Adjustments	**($ 496,356)**
Compensation Actually Paid	**$1,914,638**

(6) Peer group TSR reflects the PHLX Semiconductor Index performance as reflected in our Annual Report on Form 10-K for the fiscal year ended December 26, 2025 pursuant to Item 201(e) of Regulation S-K. For the Company and peer group TSR, each year reflects what the cumulative value of $100 would be, including reinvestment of dividends, if such amount were invested on December 25, 2020.

(7) GAAP Revenue Growth is used as the Company selected metric and it is part of our annual incentive program and the primary component of our PSUs which measures relative revenue growth against a select group of performance peers.

As highlighted in our CD&A, one of our primary principles of our compensation program is to ensure that there is a substantial portion of compensation of executive officer pay that is at-risk and is highly dependent on the Company's short-term and long-term financial, operation, and stock price performance.

For the average NEO, over 60% of their pay opportunity is tied to long-term equity incentives which will depend on our revenue growth and share price performance while roughly 17% of our average NEO pay is tied to annual financial and operational performance. We expect a stronger correlation to stock price performance and revenue growth through the combination of (a) having a significant portion of our pay tied to long-term incentives and (b) using PSUs linked to revenue growth and relative TSR as part of our annual long-term incentive mix. This relationship is highlighted in more detail in the next section.

Relationship Between the Company's Pay and Performance:

Below are graphs showing the relationship of "Compensation Actually Paid" (CAP) to our Chief Executive Officer and other named executive officers in 2020, 2021, 2022, 2023 and 2024 to (1) TSR of both the Company and the PHLX Semiconductor Index, (2) the Company's net income and (3) the Company's GAAP revenue growth.



Compensation Actually Paid Versus Total Shareholder Return



Compensation Actually Paid Versus GAAP Net Income



Compensation Actually Paid Versus GAAP Revenue Growth

The following is a list of financial performance and non-financial performance measures, which in the Company's assessment, represent the most important measures used by the Company to link Compensation Actually Paid to the NEOs for 2025:

(i) GAAP Revenue Growth

(ii) Non-GAAP Adjusted Operating Margin

(iii) Relative Total Shareholder Return

(iv) Free Cash Flow

(v) Strategic Programs (ERP implementation, expense reduction, site optimization and product transition goals)

    (vi)   Human Capital Goals

For additional details regarding these performance measures, please see the sections titled "Fiscal 2025 Cash Incentive Bonuses" and "Equity Compensation" in our Compensation Discussion and Analysis elsewhere in this Proxy Statement.

PROPOSAL 4: APPROVAL OF AN AMENDMENT AND RESTATEMENT OF OUR STOCK INCENTIVE PLAN

On April 21, 2026, subject to the approval of our stockholders at the 2026 Annual Meeting, our Board of Directors approved an amendment and restatement of our Amended and Restated Stock Incentive Plan (the "Plan") that would increase the aggregate number of shares of our common stock that may be issued or delivered pursuant to awards granted under our Plan by an additional 3,500,000 shares.

The effectiveness of the amendment and restatement of the Plan is subject to approval by our stockholders and is recommended by our Board of Directors. If our stockholders do not approve the proposed amendment and restatement of the Plan, the Plan will run out of authorized and available shares in the near future, which will hinder our ability to offer equity awards to our employees, directors, or consultants.

Approval of this proposal requires the affirmative vote of the holders of a majority of our common stock present in person or represented by proxy at the annual meeting and entitled to vote thereon. Abstentions will have the same effect as negative votes for this proposal, and broker non-votes will have no effect on the outcome of this proposal.

Stock-based compensation is a fundamental component of our compensation program. Our equity compensation program is designed to attract and retain employees, many of whom view equity incentives as a key component of their compensation. Stock-based compensation encourages and rewards employee performance and helps align employee interests with those of our stockholders. We currently grant stock-based awards to certain new employees, upon the promotion of certain existing employees, and on an annual basis to certain employees, including our executive officers and other senior employees. We need additional shares in order to ensure that we are able to continue to grant stock-based awards as we hire additional employees and to continue to motivate existing employees and align their interests with those of our stockholders.

We believe that the Plan contains provisions that are consistent with the interests of our stockholders and with our corporate governance practices:

- *No Stock Option Repricing.* The Plan prohibits the repricing of stock options and stock appreciation rights without the approval of our stockholders. This provision applies to both direct repricing—lowering the exercise price of a stock option—and indirect repricing—canceling an outstanding stock option and granting a replacement equity award.

- *No Discount Stock Options.* The Plan prohibits the grant of stock options with an exercise price of less than the fair market value of our common stock on the date the stock option is granted.

- *No Evergreen Provision.* The Plan does not have an "evergreen" feature. This means we are asking for a specific number of shares now and will not increase that amount without stockholder approval.

- *Share Recycling.* The Plan prohibits the following from being made available for issuance as awards under the Plan: (i) shares not issued or delivered as a result of the net settlement of an outstanding SAR or option: (ii) shares used to pay the exercise price or withholding taxes related to an outstanding option or SAR; or (iii) shares repurchased on the open market with the proceeds of the option exercise price.

- *Performance-Based Awards.* The Compensation and People Committee has the authority to grant awards so that the shares of common stock subject to those awards will vest only upon the achievement of pre-established corporate performance goals.

- *Dividends.* The Plan prohibits the granting of dividends on options, stock appreciation rights and unearned performance-based awards.

Summary of Share Increase Impact

In determining the amount of the proposed share increase, the Compensation and People Committee considered that:

- As of March 27, 2026, the equity awards available and outstanding were as follows[1]:

Options Outstanding	0
Full-Value Awards Outstanding	1,424,739
Shares Available for Grant	105,725
Weighted Average Exercise Price of Outstanding Options	N/A
Weighted Average Remaining Term of Outstanding Options	N/A

(1)   This table excludes the 3,500,000 shares requested in this proposal and all shares associated with our Employee Stock Purchase Plan.

- Our stockholders last approved a share increase in May 2023. Since that time, we have granted equity awards representing a total of 1.94 million underlying shares. The number of shares subject to equity awards granted during each year divided by the total weighted average number of shares outstanding during the applicable year (also referred to as our burn rate) was 1.6% and 2.5% for fiscal years 2024 and 2025, respectively.

- The per share closing price of our common stock on the NASDAQ Global Select Market as of March 27, 2026 was $58.87.

- Because of the importance of stock-based compensation to our compensation program, if we do not increase the shares available for issuance under the Plan, then based on historical usage rates, the available shares would be insufficient to grant annual equity awards to our executives and other employees.

- Based on historical usage and the recent increase in the number of our employees, we estimate that the additional shares would be sufficient for approximately three years of awards, assuming we continue to grant awards consistent with our historical usage and current practices. However, because grants are discretionary, the share reserve could last for a longer or shorter period of time.

- As of March 27, 2026, (i) the number of shares subject to equity awards outstanding as of such date plus the number of shares remaining available for issuance under our Plan divided by (ii) the number of our shares outstanding as of such date (assuming all outstanding RSUs have vested and all outstanding options have been exercised), was approximately 3.3%. If the additional 3,500,000 shares are included, this figure would be approximately 10.9%.

Summary of the Plan

The primary features of the Plan are summarized below. The Plan, as amended and restated, is set forth in Appendix B below.

Number of Shares. We are requesting that an additional 3,500,000 shares of common stock be reserved for issuance under the Plan. In general, if awards granted under the Plan are forfeited, terminated or cancelled without delivery of shares, then the corresponding common stock will again become available for grant. Shares underlying full-value awards granted after June 10, 2010 have been and will continue to be counted under the Plan as 1.23 shares.

Eligibility. Directors, employees and consultants of the Company, its subsidiaries and its affiliates are eligible to be granted stock options, restricted stock, restricted stock units, stock appreciation rights and other awards that are denominated or payable in or valued based on our shares of common stock.

Administration. The Plan may be administered by the Board or by a committee of the Board (in either case referred to as the "Committee"). The Compensation and People Committee of the Board presently administers the Plan. The Compensation and People Committee has full power to select, from among the persons eligible for awards, the individuals to whom awards will be granted, determine the type, number, vesting requirements and other features and conditions of each award, interpret the Plan, and make all other decisions relating to the operation of the Plan.

Stock Options. The Plan permits the granting of stock options that are intended to qualify as incentive stock options ("ISOs") under section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and nonstatutory stock options ("NSOs") that do not so qualify. ISOs may only be granted to employees. The option exercise price will be determined by the Compensation and People Committee but will not be less than 100% of the fair market value of the common stock on the date of grant (which is defined as the closing price on the day preceding the grant date). The term of each option will be fixed by the Compensation and People Committee, but may not exceed ten years from the date of

the grant. The Compensation and People Committee may modify, extend or assume outstanding options (except that the Compensation and People Committee may not directly or indirectly reprice outstanding options without stockholder approval). The Plan provides that no optionee may receive options covering more than 750,000 shares in any calendar year.

Stock Appreciation Rights. The Plan permits the granting of stock appreciation rights, entitling the holder upon exercise to receive an amount in any combination of cash or common stock of the Company (as determined by the Compensation and People Committee), not greater in value than the increase since the date of grant in the value of the shares covered by such right. The exercise price of stock appreciation rights will not be less than 100% of the fair market value of the common stock on the date of the grant and stock appreciation rights shall have a maximum term of ten years from the date of grant. The Plan provides that no participant may receive stock appreciation rights covering more than 750,000 shares in any calendar year.

Restricted Stock. Restricted shares of our common stock may be sold or awarded by the Compensation and People Committee subject to such conditions and restrictions as they may determine which may include the attainment of performance goals. To the extent that an award consists of newly issued restricted shares, the consideration will consist of cash, cash equivalents, or past services rendered, as the Compensation and People Committee may determine. The holders of restricted shares awarded under the Plan have the same voting, dividend and other rights as holders of common stock, except that the Plan prohibits the granting of dividends on unearned performance awards.

Restricted Stock Units. Restricted stock units representing the equivalent of shares of common stock may be granted. Stock units have no voting rights unless and until shares of stock are issued pursuant to the terms of the stock unit award. Vesting and dividend rights of stock units are determined by the Compensation and People Committee. No cash consideration is required to be paid by stock unit award recipients.

Performance-Based Awards. The Compensation and People Committee has the authority to structure one or more share right awards so that the shares of common stock subject to those awards will be issuable upon the achievement of certain pre-established corporate performance goals. The performance goals may consist of any of the following: (1) net sales or product and product related revenue; (2) earnings from operations, earnings before or after taxes, earnings before or after interest, depreciation, amortization or extraordinary or special items; (3) net income or net income per Common Share (basic or diluted); (4) return on assets, return on investment, return on capital, or return on equity; (5) cash flow, free cash flow, cash flow return on investment, or net cash provided by operations; (6) interest expense after taxes; (7) operating margin; (8) share price or total stockholder return; and (9) strategic business criteria (including without limitation meeting specified market penetration, geographic business expansion goals, cost targets, customer satisfaction, employee satisfaction; management of employment practices and employee benefits; and goals relating to acquisitions or divestitures of business units of the Company or of affiliates). The targeted level or levels of performance with respect to such business criteria may be established at such levels and in such terms as the Compensation and People Committee may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies. The Compensation and People Committee will determine the performance goals for any individual award and will be responsible for reviewing and approving the assessment of achievement of those goals. Performance-based awards granted to any person may not represent more than 750,000 shares in any calendar year.

Other Equity-Based Awards. The Compensation and People Committee may determine to grant other equity-based awards, subject to the terms of the Plan.

Change of Control. The Compensation and People Committee may determine, at the time of granting an award or thereafter, that such award will become exercisable or vested as to all or part of the shares of common stock subject to such award in the event that a change in control occurs with respect to the Company.

Anti-Dilution Provisions. In the event of a stock dividend, stock-split, reverse stock split, combination or reclassification of shares, or any other increase or decrease in the number of outstanding shares, the Compensation and People Committee shall make a corresponding adjustment to the number or exercise price of the options, restricted stock, stock units or stock appreciation rights awarded and the number of shares awardable pursuant to the Plan.

Future of the Plan. The Board may amend or terminate the Plan at any time. If required by applicable law or regulation (including NASDAQ requirements), we will seek stockholder approval of the amendment.

New Plan Benefits

Awards under the Plan are granted at the discretion of the Compensation and People Committee (or a subcommittee thereof), and, accordingly, future grants are generally not yet determinable. In the absence of pre-determined awards under the Plan (which we describe below), there would have been no change in the equity awards granted under the Plan if it had been in effect during fiscal year 2025. Accordingly, the equity awards granted to our named executive officers during fiscal year 2025 are set forth in the "Grants of Plan-Based Awards" table, and the equity awards granted to our non-employee directors are described above under "Director Compensation," but this does not necessarily reflect the number of awards that may be issued in the future.

Notwithstanding the foregoing, a grant of 21,131 restricted stock units has been promised to an employee of the Company who is not an executive officer, with such grant being subject to the stockholders approving the amendment to the Plan set forth in this Proposal.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences certain types of equity awards under the Plan and does not attempt to describe all possible federal or other tax consequences of participation in the Plan or tax consequences based on particular circumstances.

Neither the optionee nor the Company incurs any federal tax consequences as a result of the grant of an option granted at fair market value on the grant date. The optionee has no taxable income upon exercising an ISO (except that the alternative minimum tax may apply), and we receive no deduction when an ISO is exercised. The tax treatment of a disposition of shares acquired on exercise of an ISO depends on how long the shares have been held. If the shares are sold more than two years after the option grant date and more than one year after the exercise date, then the optionee will recognize long-term capital gain. If the shares are sold before these two holding periods are satisfied, the optionee recognizes ordinary income equal to the "spread" on the date of exercise, and any additional gain or loss will be capital gain or loss. The Company is not entitled to a deduction in connection with a disposition of option shares, except in the case of a disposition of shares acquired under an ISO before the applicable holding periods have been satisfied. Upon exercising an NSO, the optionee generally recognizes ordinary income equal to the "spread" between the exercise price and the fair market value of our common stock on the date of exercise, and the Company ordinarily will be entitled to a deduction for the same amount to the extent permitted by applicable tax laws. In the case of an employee, the option spread when an NSO is exercised is subject to income tax withholding. Any additional gain or loss at the time of disposition of shares acquired on exercise of an NSO will be capital gain or loss.

Generally, stock-based awards such as restricted stock, restricted units and stock appreciation rights will be taxed as ordinary income to the recipient upon vesting or settlement, as applicable, with the Company being eligible for a corresponding tax deduction to the extent permitted by applicable tax laws.

Board Recommendation

 **Our Board of Directors recommends that you vote "FOR" the approval of the proposed share increase to the plan.**

PROPOSAL 5: APPROVAL OF AN AMENDMENT AND RESTATEMENT OF OUR EMPLOYEE STOCK PURCHASE PLAN

On April 21, 2026, subject to the approval of our stockholders at the 2026 Annual Meeting, our Board of Directors approved the following amendments to our Employee Stock Purchase Plan (the "ESPP"):

- Increase the aggregate number of shares of our common stock that may be offered under the ESPP by an additional 450,000 shares. The ESPP was initially adopted in 2004, amended in 2023 and reserved 1,055,343 shares of our common stock for issuance under the ESPP. If the proposed amendments to the ESPP are approved by our stockholders, the total number of our common shares that will be reserved for issuance under the ESPP will be 1,505,343 shares.

The ESPP provides our employees the opportunity to purchase shares of our common stock at a discount on a periodic basis through payroll deductions. We believe that the ESPP is important for our ability to retain and motivate eligible employees and algins the interests of employees with those of stockholders by providing our employees the opportunity to acquire ownership stake in the Company.

As of April 21, 2026, 248,187 shares of the 1,055,343 shares of common stock authorized for issuance under the ESPP remain available for purchase in future purchase periods under the ESPP. Based on the current trends, we expect the requested number of additional shares will allow us to fund the ESPP for approximately five years. This time period may vary depending on the price of the Company's stock and the plan participation rate.

Approval of this proposal requires the affirmative vote of the holders of a majority of our common stock present in person or represented by proxy at the annual meeting and entitled to vote thereon. Abstentions will have the same effect as negative votes for this proposal, and broker non-votes will have no effect on the outcome of this proposal.

Summary Description of the ESPP

The following is a summary of principal features of the ESPP. For a complete description, a copy of the ESPP, as amended and restated, is attached as Appendix C to this proxy statement.

Purpose. The purpose of the ESPP is to give eligible employees the ability to share in the Company's success by providing them with the opportunity to purchase shares of our common stock at a discount. The ESPP is intended to qualify under Section 423 of the Internal Revenue Code.

Stocks Subject to the ESPP. We have reserved 1,055,343 shares of our common stock for issuance under the ESPP, subject to adjustment in the event of certain corporate events such as stock splits. The shares will consist, in whole or in part, of authorized but unissued shares or treasury shares, including shares purchased on the open market or otherwise.

Eligibility. Our employees generally will be eligible to participate in the ESPP if they are employed by us or by a subsidiary of ours that we designate. Our employees are not eligible to participate in the ESPP if they are 5% stockholders or would become 5% stockholders as a result of their participation in the ESPP.

Administration. Our Board of Directors administers the ESPP and has full and exclusive authority to interpret the terms of the ESPP, determine eligibility and amend the ESPP (subject to stockholder approval where required by applicable law).

Grant and Exercise of Option. Our ESPP contains consecutive, overlapping offering periods of 12 months. Each offering period includes two six-month purchase periods. The ESPP permits participants to purchase common stock through payroll deductions of up to 10% of their eligible compensation.

Purchase Price. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each purchase period (subject to any limitations imposed by the Internal Revenue Code or the terms of the ESPP). The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or on the purchase date. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be re-enrolled in the immediately following offering period.

Withdrawal; Termination. An employee's participation in the ESPP will end automatically upon termination of employment for any reason. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to the date of such withdrawal.

Adjustments. In the event of our merger with or into another corporation, a sale of all or substantially all of our assets, or a change of control (collectively, a "Corporate Transaction"), a successor corporation may assume or substitute each

outstanding option under the ESPP. If the successor corporation does not assume or substitute for each of the outstanding options, the purchase period then in progress will be shortened by setting a new exercise date, which shall be before the consummation of the Corporate Transaction, and any offering period then in progress will end on the new exercise date.

Amendments. Subject to certain conditions and stockholder approval as necessary, our Board of Directors may amend, alter or discontinue the ESPP at any time, but generally no amendment may impair the rights of any optionee with respect to any outstanding option without that optionee's consent. The ESPP will terminate in 2044 unless earlier terminated by our Board of Directors.

Specific Benefits and Prior Purchases

No purchase rights have been granted and no shares of common stock have been issued on the 450,000 share increase. The benefits to be received by or allocated to eligible employees under the amended and restated ESPP are not currently determinable because such benefits under the ESPP will depend on the fair market value of the Company common stocks at various futures and the eligible employees' election to participate in the ESPP, which is entirely within their own discretion.

Including 2025, the following individuals and groups have purchased shares of our common stock under the ESPP:

INDIVIDUAL/GROUP	AGGREGATE NUMBER OF SHARES PURCHASED SINCE ESPP INCEPTION
James Xiao	0
Clarence Granger	0
James P. Scholhamer	0
Sheri Savage	0
Harjinder Bajwa	1,804
Christopher Cook	0
Jeffrey McKibben	0
All named executive officers as a group	1,804
All employees other than named executive officers as a group	200,009

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences with respect to participation in the ESPP, and does not attempt to describe all possible federal or other tax consequences of participation in the ESPP or tax consequences based on particular circumstances.

As noted, the ESPP is intended to qualify under Section 423 of the Internal Revenue Code. The contributions to the ESPP by the participants are made on an after-tax basis, and as such, a participant's ESPP contributions are deducted from compensation that is taxable to the participant and for which the Company is generally entitled to a tax deduction.

Generally, no taxable income is recognized by a participant with respect to either the grant or exercise of his or her ESPP option. The Company will have no tax deduction with respect to either of those events. A participant will generally recognize income (or loss) only upon a sale or disposition of any shares that the participant acquires under the ESPP. The particular tax consequences of a sale of shares acquired under the ESPP depend on whether the participant has held the shares for a "Required Holding Period" before selling or disposing of the shares. The Required Holding Period starts on the date that the participant acquires the shares under the ESPP and ends on the later of (1) two years after the Enrollment Date of the Offering Period in which the participant acquired the shares, or (2) one year after the Exercise Date on which the participant acquired the shares.

If the participant holds the shares for the Required Holding Period and then sells the shares at a price in excess of the purchase price paid for the shares, the gain on the sale of the shares will be taxed as ordinary income to the participant to the extent of the lesser of (1) the amount by which the fair market value of the shares on the Enrollment Date of the Offering Period in which the participant acquired the shares exceeded the purchase price of the shares (calculated as though the shares had been purchased on the Enrollment Date), or (2) the gain on the sale of the shares. Any portion of the participant's gain on the sale of the shares not taxed as ordinary income will be taxed as long-term capital gain. If the participant holds the shares for the Required Holding Period and then sells the shares at a price less than the purchase price paid for the shares, the loss on the sale will be treated as a long-term capital loss to the participant. The Company will not be entitled to a tax deduction with respect to any shares held by the participant for the Required Holding Period, regardless of whether the shares are eventually sold at a gain or a loss.

The participant has a "Disqualifying Disposition" if the participant disposes of the shares before the Required Holding Period has been met. If the participant sells the shares in a Disqualifying Disposition, the participant will realize ordinary income in an amount equal to the difference between the purchase price paid for the shares and the fair market value of the shares on the Exercise Date on which the participant acquired the shares, and the Company generally will be entitled to a corresponding tax deduction. In addition, if the participant makes a Disqualifying Disposition of the shares at a price in excess of the fair market value of the shares on the Exercise Date, the participant will realize capital gain in an amount equal to the difference between the selling price of the shares and the fair market value of the shares on the Exercise Date. Alternatively, if the participant makes a Disqualifying Disposition of the shares at a price less than the fair market value of the shares on the Exercise Date, the participant will realize a capital loss in an amount equal to the difference between the fair market value of the shares on the Exercise Date and the selling price of the shares. The Company will not be entitled to a tax deduction with respect to any capital gain realized by a participant.

Board Recommendation

 **Our Board of Directors recommends that you vote "FOR" the Amendment and Restatement of our Employee Stock Purchase Plan.**

OTHER MATTERS

We know of no other matters to be submitted to the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Company or the Company's management may recommend.

BY ORDER OF THE BOARD OF DIRECTORS

By: /s/ James Xiao

   Name: James Xiao
   Title: Chief Executive Officer

Dated: April 27, 2026

Appendix A: Reconciliation of GAAP to Non-GAAP Measures

ULTRA CLEAN HOLDINGS, INC.
UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP ADJUSTED RESULTS

	TWELVE MONTHS ENDED	
	DECEMBER 26, 2025	DECEMBER 27, 2024
Reconciliation of GAAP Net Income (Loss) to Non-GAAP Net Income (in millions)		
Reported net income (loss) attributable to UCT on a GAAP basis	$(181.2)	$ 23.7
Amortization of intangible assets[1]	28.1	30.4
Stock-based compensation expense[2]	19.2	17.8
Restructuring charges[3]	17.1	2.3
Legal-related costs[4]	1.9	2.7
Impairment of goodwill[5]	151.1	—
Debt refinancing costs expensed[6]	1.1	4.0
Fair value related adjustments[7]	(0.1)	(29.1)
VAT settlement[8]	(0.2)	—
Acquisition related costs[9]	—	1.0
Income tax effect of non-GAAP adjustments[10]	(45.8)	(6.1)
Income tax effect of valuation allowance[11]	56.5	18.5
Non-GAAP net income attributable to UCT	$ 47.7	$ 65.2
Reconciliation of GAAP Income from operations to Non-GAAP Income from operations (in millions)		
Reported income from operations on a GAAP basis	$(107.4)	$ 91.2
Amortization of intangible assets[1]	28.1	30.4
Stock-based compensation expense[2]	19.2	17.8
Restructuring charges[3]	17.1	2.3
Legal-related costs[4]	1.9	2.7
Impairment of goodwill[5]	151.1	—
VAT settlement[8]	(0.2)	—
Acquisition related costs[9]	—	1.0
Non-GAAP income from operations	$ 109.8	$145.4
Reconciliation of GAAP Operating margin to Non-GAAP Operating margin		
Reported operating margin on a GAAP basis	(5.2)%	4.3%
Amortization of intangible assets[1]	1.4%	1.4%
Stock-based compensation expense[2]	0.9%	0.9%
Restructuring charges[3]	0.8%	0.1%
Legal-related costs[4]	0.1%	0.1%
Impairment of goodwill[5]	7.3%	—%
VAT settlement[8]	0.0%	—%
Acquisition related costs[9]	—%	0.1%
Non-GAAP operating margin	5.3%	6.9%
Reconciliation of GAAP Gross profit to Non-GAAP Gross profit (in millions)		
Reported gross profit on a GAAP basis	$ 322.9	$356.3
Amortization of intangible assets[1]	9.1	9.1
Stock-based compensation expense[2]	1.4	1.9
Restructuring charges[3]	6.3	0.3
VAT settlement[8]	(0.2)	—
Non-GAAP gross profit	$ 339.5	$367.6

	TWELVE MONTHS ENDED	
	DECEMBER 26, 2025	DECEMBER 27, 2024
Reconciliation of GAAP Gross margin to Non-GAAP Gross margin		
Reported gross margin on a GAAP basis	15.7%	17.0%
Amortization of intangible assets[1]	0.4%	0.4%
Stock-based compensation expense[2]	0.1%	0.1%
Restructuring charges[3]	0.3%	0.0%
VAT settlement[8]	0.0%	—%
Non-GAAP gross margin	16.5%	17.5%
Reconciliation of GAAP Other income (expense), net to Non-GAAP Other income (expense), net (in millions)		
Reported Other income (expense), net on a GAAP basis	$ (3.9)	$ 17.7
Fair value related adjustments[7]	(0.1)	(29.1)
Debt refinancing costs expensed[6]	1.1	4.0
Non-GAAP Other income (expense), net	$ (2.9)	$ (7.4)
Reconciliation of GAAP Income (Loss) Per Diluted Share to Non-GAAP Earnings Per Diluted Share		
Reported net income (loss) on a GAAP basis	$(4.00)	$ 0.52
Amortization of intangible assets[1]	0.62	0.67
Stock-based compensation expense[2]	0.42	0.39
Restructuring charges[3]	0.38	0.05
Legal-related costs[4]	0.04	0.06
Impairment of goodwill[5]	3.32	—
Debt refinancing costs expensed[6]	0.02	0.09
Fair value related adjustments[7]	0.00	(0.64)
VAT settlement[8]	0.00	—
Acquisition related costs[9]	—	0.02
Income tax effect of non-GAAP adjustments[10]	(1.01)	(0.13)
Income tax effect of valuation allowance[11]	1.24	0.41
Impact of dilutive shares	0.02	—
Non-GAAP net earnings	$ 1.05	$ 1.44
Weighted average number of diluted shares (in millions) on a non-GAAP basis	45.5	45.3

ULTRA CLEAN HOLDINGS, INC.
UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP EFFECTIVE INCOME TAX RATE

	TWELVE MONTHS ENDED	
	DECEMBER 26, 2025	DECEMBER 27, 2024
Provision for income taxes on a GAAP basis	$ 25.9	$ 32.7
Income tax effect of non-GAAP adjustments[10]	45.8	6.1
Income tax effect of valuation allowance[11]	(56.5)	(18.5)
Non-GAAP provision for income taxes	$ 15.2	$ 20.3
Income before income taxes on a GAAP basis	$(145.7)	$ 67.2
Amortization of intangible assets[1]	28.1	30.4
Stock-based compensation expense[2]	19.2	17.8
Restructuring charges[3]	17.1	2.3
Legal-related costs[4]	1.9	2.7
Impairment of goodwill[5]	151.1	—
Debt refinancing costs expensed[6]	1.1	4.0
Fair value related adjustments[7]	(0.1)	(29.1)
VAT settlement[8]	(0.2)	—
Acquisition related costs[9]	—	1.0
Non-GAAP income before income taxes	$ 72.5	$ 96.3
Effective income tax rate on a GAAP basis	(17.8)%	48.7%
Non-GAAP effective income tax rate	21.0%	21.1%

1   Amortization of intangible assets related to the Company's business acquisitions

2   Represents compensation expense for stock granted to employees and directors

3   Represents severance, retention and costs related to facility closures

4   Represents estimated costs related to certain legal proceedings

5   Represents non-cash charges related to the impairment of goodwill

6   Represents the third party transaction costs related to the amended credit agreement and the previously capitalized costs of extinguished debt

7   Fair value adjustments related to contingent consideration

8   Represents impact of value added tax ruling

9   Represents acquisition activity costs

10   Tax effect of items (1) through (9) above based on the non-GAAP tax rate

11   The Company's GAAP tax expense is generally higher than the Company's non-GAAP tax expense, primarily due to losses in the U.S. with full federal and state valuation allowances. The Company's non-GAAP tax rate and resulting non-GAAP tax expense considers the tax implications as if there was no federal or state valuation allowance position in effect

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Appendix B: Amended and Restated Stock Incentive Plan (Amended as of May 17, 2023)

Ultra Clean Holdings, Inc.
Amended and Restated Stock Incentive Plan
(Amended and Restated as of May 17, 2023)

Section 1. *Purpose.* The purposes of the Ultra Clean Holdings, Inc. Stock Incentive Plan (this "**Plan**") are to promote the interests of Ultra Clean Holdings, Inc., a Delaware company (together with its successors and assigns, the "**Company**") and its stockholders by (i) attracting and retaining exceptional executive personnel and other key employees and consultants of the Company and its Affiliates (as defined below); (ii) motivating employees, consultants and directors by means of performance related incentives to achieve longer range performance goals; and (iii) enabling employees, consultants and directors to participate in the long term growth and financial success of the Company.

Section 2. *Definitions.* As used in the Plan, the following terms shall have the meanings set forth below:

"**Affiliate**" means any parent corporation or subsidiary corporation of the Company, whether now or hereafter existing, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

"**Award**" means any Option, SAR, Restricted Share, RSU, Performance Award or other award granted under the Plan.

"**Award Agreement**" means any written agreement, contract, or other instrument or document evidencing any Award, which may, but need not, be executed or acknowledged by a Participant.

"**Board**" means the Board of Directors of the Company.

"**Cause**" means, unless otherwise defined in any Employment Agreement or Award Agreement:

(i) the failure, refusal or willful neglect of a Participant to perform the services required of such Participant in his capacity as an employee;

(ii) the Company forming a good faith belief that a Participant has engaged in fraudulent conduct in connection with the business of the Company or its subsidiaries or that a Participant has committed a felony;

(iii) a Participant's breach of any trade secret or confidential information agreement with the Company or its subsidiaries; or

(iv) the Company forming a good faith belief that a Participant has committed an act of misconduct, violated the Company's or its subsidiaries' anti-discrimination policies prohibiting discrimination or harassment on the grounds of race, sex, age or any other legally prohibited basis, or otherwise has caused material harm to the Company's or its subsidiaries' reputation or goodwill.

"**Change of Control**" means the occurrence of one of the following events:

(i) the consummation of a merger or consolidation of the Company with or into any other entity pursuant to which the stockholders of the Company, or applicable, immediately prior to such merger or consolidation hold less than 50% of the voting power of the surviving entity;

(ii) the sale or other disposition of all or substantially all of the Company's assets; or

(iii) any acquisition by any person or persons (other than the direct and indirect stockholders of the Company immediately after the Effective Date) of the beneficial ownership of 50% or more of the voting power of the Company's equity securities in a single transaction or series of related transactions; *provided*, *however*, that an underwritten public offering of the Company's securities shall not be considered a Change in Control;

provided, *however*, that a transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time.

"**Committee**" means a committee of one or more members of the Board designated by the Board to administer the Plan. Until otherwise determined by the Board, the full Board shall be the Committee under the Plan.

"**Consultant**" means any natural person, including an advisor, engaged by the Company or an Affiliate to render bona fide consulting or advisory services.

"**Director**" means a member of the Board.

"Disability" shall mean **"permanent and total disability"** as defined in Section 22(e)(3) of the Code.

"Employee" means an employee of the Company or any of its Affiliates.

"Employment Agreement" means an employment agreement entered into between a Participant and the Company or any of its Affiliates.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exercise Price" means the purchase price of the Option or exercise or base price of the SAR, in either case as set forth in the Award Agreement.

"Fair Market Value" means, with respect to a Share as of any date of determination, the reported closing price of a share of such class of common stock on such exchange or market as is the principal trading market for such class of common stock for the trading day immediately preceding such date of determination. If such class of common stock is not listed on an exchange or principal trading market on such date, the fair market value of a Share shall be determined by the Committee in good faith taking into account as appropriate recent sales of the Shares, recent valuations of the Shares and such other factors as the Committee shall in its discretion deem relevant or appropriate.

"Full-Value Awards" means Restricted Shares, RSUs, Performance Awards and other Awards that result in the Company transferring the full value of any underlying Share granted pursuant to an Award, but shall not include Options and SARs.

"Incentive Stock Option" means a right to purchase Shares from the Company that is granted under Section 6 of the Plan and that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

"Non-Qualified Stock Option" means a right to purchase Shares from the Company that is granted under Section 6 of the Plan and that is not intended to be an Incentive Stock Option.

"Option" means an Incentive Stock Option or a Non-Qualified Stock Option.

"Participant" means a Person granted an Award under the Plan (and to the extent applicable, any heirs or legal representatives thereof).

"Performance Award" has the meaning set forth in Section 10 hereof.

"Person" means any individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization, government or political subdivision thereof or other entity.

"Restricted Shares" has the meaning set forth in Section 8 hereof.

"RSU" has the meaning set forth in Section 9 hereof.

"Rule 16b-3" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

"SAR" has the meaning set forth in Section 7 hereof.

"SEC" means the Securities and Exchange Commission or any successor thereto.

"Securities Act" means the Securities Act of 1933, as amended.

"Shares" means shares of common stock of the Company or such other securities as may be designated by the Committee from time to time.

"Substitute Awards" means Awards granted in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Company or with which the Company combines.

Section 3. *Administration*.

(a) *Authority of Committee*. The Plan shall be administered by the Committee. Subject to the terms of the Plan, applicable law and contractual restrictions affecting the Company, and in addition to other express powers and authorizations conferred on the Committee by the Plan, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant and the exercise price or purchase price, if applicable; (iii) determine the number of Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions (including the vesting schedule, if any) of any Award and Award Agreement; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other securities, other Awards, other property, and other amounts payable with respect to an Award shall be deferred either

automatically or at the election of the holder thereof or of the Committee; (vii) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (viii) establish, amend, suspend, or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (ix) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(b) *Committee Composition*. If the Board in its discretion deems it advisable, the Board may provide that the Committee may consist solely of two or more "Outside Directors" as defined in the regulations under Section 162(m) of the Code and/or solely of two or more "Non-Employee Directors" as defined in Rule 16b-3.

(c) *Committee Discretion Binding*. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all Persons, including the Company, any of its Affiliates, any Participant, any holder or beneficiary of any Award, any stockholder and any Employee.

(d) *No Repricings*. Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding Awards may not be amended to reduce the Exercise Price of outstanding Options or SARs or cancel outstanding Options or SARs in exchange for cash, other Awards or Options or SARs with an Exercise Price that is less than the Exercise Price of the original Options or SARs without stockholder approval.

Section 4. *Shares Available for Awards*.

(a) *Shares Available*. Subject to adjustment as provided in this Section, the maximum number of Shares with respect to which Awards may be granted under the Plan shall be 12,555,695, including Shares previously issued under the Plan and including an increase of 1,500,000 Shares effective as of June 10, 2010, an increase of 3,100,000 shares effective May 22, 2013, an increase of 2,700 000 shares effective May 24, 2017, and an increase of 2,000,000 shares effective May 17, 2023. Such Shares may consist, in whole or in part, of authorized and unissued shares or treasury shares. Each Share underlying Full-Value Awards granted after June 10, 2010 have been and will continue to be counted against the foregoing share reserve as 1.23 Shares.

(b) *Shares Returned to Reserve*. If, after the effective date of the Plan, any Shares covered by an Award granted under the Plan (including any Substitute Award) or to which such an Award relates are forfeited, or if such an Award is settled for cash or otherwise terminates or is canceled without the delivery of Shares, then the Shares covered by such Award, or to which such Award relates, shall again become Shares with respect to which Awards may be granted. If SARs are exercised, then all of the Shares (if any) actually issued in settlement of such SARs plus any Shares that represent payment of the Exercise Price shall reduce the number available under this Section. If Full-Value Awards granted after June 10, 2010 are forfeited, then 1.23 times the number of Shares so forfeited will again become available for issuance under the Plan. The following Shares may not again be made available for issuance as awards under the Plan: (i) Shares not issued or delivered as a result of the net settlement of an outstanding SAR or option; (ii) Shares used to pay the exercise price or withholding taxes related to an outstanding option or SAR; or (iii) Shares repurchased on the open market with the proceeds of the option exercise price.

(c) *Section 162(m) Limitation*. Subject to the provisions below relating to adjustments upon changes in the Shares, no Employee shall be eligible to be granted Options or SARs covering more than 750,000 Shares during any calendar year.

(d) *Adjustments*. In the event that the number of issued Shares is increased or decreased as a result of a stock dividend, stock split, reverse stock split, combination or reclassification of Shares, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company (provided that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration"), then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number of Shares of the Company (or number and kind of other securities or property) with respect to which Awards may thereafter be granted, (ii) the number of Shares or other securities of the Company (or number and kind of other securities or property) subject to outstanding Awards, and (iii) the grant or exercise price with respect to any Award.

(e) *Substitute Awards*. Any Shares underlying Substitute Awards shall not be counted against the Shares authorized for issuance under the Plan and shall increase the number Shares available for issuance hereunder.

Section 5. *Eligibility*.

(a) *General*. Any Employee, Consultant or Director shall be eligible to be selected by the Committee to receive an Award under the Plan.

(b) *Incentive Stock Options*. Only Employees shall be eligible for the grant of Incentive Stock Options.

(c) *Substitute Awards*. Holders of options and other types of awards granted by a company acquired by the Company or with which the Company combines are eligible for grants of Substitute Awards hereunder.

(d) *Non-Employee Directors*. Awards may be granted to non-employee Directors in accordance with the policies established from time to time by the Committee specifying the number of shares (if any) to be subject to each such Award and the time(s) at which such Awards shall be granted. Awards granted to non-employee Directors shall be on terms and conditions determined by the Committee, subject to the provisions of the Plan.

Section 6. *Stock Options*.

(a) *Grants*. The Committee is authorized to grant Options to Participants with the terms and conditions set forth in this Section 6 and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine.

(b) *Type of Option*. The Committee shall have the authority to grant Incentive Stock Options, Non-Qualified Stock Options, or both. In the case of Incentive Stock Options, the terms and conditions of such grants shall be subject to and comply with the provisions of Section 422 of the Code, as from time to time amended, or any successor provision thereto, and any regulations implementing such statute.

(c) *Exercise Price*. The Committee in its sole discretion shall establish the Exercise Price at the time each Option is granted. Notwithstanding the foregoing, the Exercise Price of any Option shall not be less than 100% of the Fair Market Value at the time the Option is granted.

(d) *Exercise*. Each Option shall have a maximum term of ten years and shall be exercisable at such times and subject to such terms and conditions as the Committee may, in its sole discretion, specify in the applicable Award Agreement or thereafter. The Committee may impose such conditions with respect to the exercise of Options, including without limitation, any relating to the application of Federal or state securities laws, as it may deem necessary or advisable.

(e) *Payment*. No Shares shall be delivered pursuant to any exercise of an Option until payment in full of the exercise price is received by the Company. Such payment may be made: (i) in cash; (ii) if approved by the Committee, in Shares (the value of such Shares shall be their Fair Market Value on the date of exercise) owned by the Participant for the period required to avoid a charge to the Company's earnings (which is generally six months); (iii) if approved by the Committee, by a combination of the foregoing; (iv) if approved by the Committee, in accordance with a cashless exercise program; or (v) in such other manner as permitted by the Committee at the time of grant or thereafter.

Section 7. *Stock Appreciation Rights*. The Committee is authorized to grant Stock Appreciation Rights ("SARs") to Participants with the terms and conditions set forth herein and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine. The Exercise Price of a SAR shall not be less than 100% of the Fair Market Value at the time the SAR is granted. Each SAR shall have a maximum term of ten years and shall be exercisable at such times and subject to such terms and conditions as the Committee may, in its sole discretion, specify in the applicable Award Agreement or thereafter. The Committee may impose such conditions with respect to the exercise of SARs, including without limitation, any relating to the application of Federal or state securities laws, as it may deem necessary or advisable. Each Award Agreement shall specify whether the SAR is exercisable for (a) Shares, (b) cash or (c) a combination of Shares and cash, as the Committee shall determine. The amount of cash and/or the Fair Market Value of Shares received upon exercise of SARs shall, in the aggregate, be equal to the amount by which the Fair Market Value (on the date of exercise) of the Shares underlying the SARs exceeds the Exercise Price. An Award Agreement may provide that if, on the date when a SAR expires, the Exercise Price under such SAR is less than the Fair Market Value on such date but any portion of such SAR has not been exercised or surrendered, then such SAR shall automatically be deemed to be exercised as of such date with respect to such portion.

Section 8. *Restricted Shares*. The Committee is authorized to grant Shares of restricted stock (**"Restricted Shares"**) to Participants with the terms and conditions set forth herein and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine. Restricted Shares may be sold or awarded under the Plan for such consideration as the Committee may determine, including (without limitation) cash, cash equivalents, past services and future services, to the extent permitted by applicable law. Each Award of Restricted Shares may be subject to vesting as determined by the Committee. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Award Agreement. Unless otherwise specified in the Award Agreement, the holders of Restricted Shares shall have the same voting and other rights as the Company's other stockholders, but unless expressly approved by the Committee, no dividend rights (and, to the extent the Committee approves dividend rights for Restricted Shares, any such dividends may be subject to the same conditions and restrictions as the Award with respect to which the dividends were paid).

Section 9. *Stock Units and Restricted Stock Units*. The Committee is authorized to grant units representing the right to receive Shares (**"RSUs"**) to Participants with the terms and conditions set forth herein and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine. To the

extent that an Award is granted in the form of RSUs, no cash consideration shall be required of the Award recipients. Each Award of RSUs may be subject to vesting as determined by the Committee. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Award Agreement. Holders of RSUs shall have no voting rights or, unless otherwise specified by the Award Agreement, any right to dividends or dividend equivalents (which if approved by the Committee shall in any event be subject to the same conditions and restrictions as the RSUs to which they attach). Settlement of vested RSUs may be made in the form of (a) cash, (b) Shares or (c) any combination of both, as determined by the Committee and specified in the Award Agreement. The actual number of RSUs eligible for settlement may be larger or smaller than the number included in the original Award, based on predetermined performance factors. Unless otherwise specified in the Award Agreement, the distribution shall occur when all vesting conditions applicable to the RSUs have been satisfied or have lapsed.

Section 10. *Performance Awards*.

(a) Performance awards granted under the Plan may be earned upon achievement or satisfaction of performance conditions specified by the Committee (**"Performance Awards"**) and may be settled in cash, Shares, other Awards or other property, as specified by the Committee. In addition, the Committee may specify that any other Award shall constitute a Performance Award by conditioning the right of a Participant to exercise the Award or have it settled, and the timing thereof, upon achievement or satisfaction of such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce or increase the amounts payable under any Award subject to performance conditions.

(b) Notwithstanding the foregoing, in the case of a Performance Award intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code), such Award shall be subject to the following limitations:

(i) *Performance Awards Granted to Covered Employees*. If the Committee determines that a Performance Award to be granted to an employee who is designated by the Committee as likely to be a covered employee (within the meaning of Section 162(m) of the Code) should qualify as performance-based compensation, the grant, exercise and/or settlement of such Performance Award shall be contingent upon achievement of a pre-established performance goal and other terms set forth in this subsection. Shares awarded to any Participant in a single calendar year pursuant to a Performance Award shall in no event pertain to more than 750,000 shares.

(ii) *Performance Goal*. The performance goals for Performance Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this subsection. The performance goal shall be objective and shall otherwise meet the requirements of Section 162(m) of the Code (including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being **"substantially uncertain"**). The Committee may determine that such Performance Awards shall be granted, exercised and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, exercise and/or settlement of such Performance Awards. Performance goals may differ for Performance Awards granted to any one Participant or to different Participants.

(iii) *Business Criteria*. One or more of the following business criteria for the Company, on a consolidated basis, and/or for an Affiliate or a business unit of the Company or of an Affiliate shall be used by the Committee in establishing performance goals for Performance Awards: (1) net sales or product and product related revenue; (2) earnings from operations, earnings before or after taxes, earnings before or after interest, depreciation, amortization or extraordinary or special items, (3) net income or net income per Share (basic or diluted); (4) return on assets, return on investment, return on capital, or return on equity; (5) cash flow, free cash flow, cash flow return on investment, or net cash provided by operations; (6) interest expense after taxes; (7) operating margin; (8) share price or total stockholder return; and (9) strategic business criteria (including without limitation meeting specified market penetration, geographic business expansion goals, cost targets, customer satisfaction, employee satisfaction; management of employment practices and employee benefits; and goals relating to acquisitions or divestitures of business units of the Company or of affiliates). The targeted level or levels of performance with respect to such business criteria may be established at such levels and in such terms as the Committee may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies.

(iv) *Performance Period; Timing for Establishing Performance Goals*. Achievement of performance goals in respect of Performance Awards shall be measured over a performance period of up to one year or more than one year, as specified by the Committee. A performance goal shall be established not later than the earlier of (A) 90 days after the beginning of any performance period applicable to such Performance Award or (B) the time when 25% of such performance period has elapsed.

(v) *Written Determinations*. The Committee shall certify in writing, in a manner conforming to applicable regulations under Section 162(m) of the Code, prior to settlement of each Performance Award intended to qualify under Section 162(m) of the Code that the performance objective relating to the Performance Award and other material terms upon which settlement of the Award was conditioned have been satisfied.

Section 11. *Other Stock-based Awards*. The Committee is hereby authorized to grant to Participants other awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares) as are deemed by the Committee to be consistent with the purposes of the Plan. Subject to the terms of the Plan, the Committee shall determine the terms and conditions of such Awards. Shares or other securities delivered pursuant to a purchase right granted under this Section shall be purchased for such consideration, which may be paid by such method or methods and in such form or forms, including, without limitation, cash, Shares, other securities, other Awards, or other property, or any combination thereof, as the Committee shall determine.

Section 12. *Effect of Termination of Employment or Service*.

(a) *Termination of Employment or Service*. Except as the Committee may otherwise provide at the time the Award is granted or thereafter, or as required to comply with applicable law, if the Participant's employment or service with the Company and its Affiliates is terminated by Participant or by the Company for any reason (other than death or Disability or by the Company for Cause), then (i) to the extent not yet vested as of the date of termination, an Award shall immediately be forfeited, and (ii) to the extent vested as of the date of termination, an Award may be retained and, if applicable, exercised until the earlier of (A) the date three months (or such longer or shorter period, if any, specified in the applicable Award Agreement or Employment Agreement) after such termination of employment or service or (B) the date such Award would have expired had it not been for the termination of employment or service, after which time, in either case, such Award shall expire. For the avoidance of doubt, change in status from an Employee to a Consultant or non-employee Director, or vice versa, shall be considered a termination of employment or service except as otherwise determined by the Committee.

(b) *Death or Disability*. Except as the Committee may otherwise provide at the time the Award is granted or thereafter, or as required to comply with applicable law, if the Participant's employment or service with the Company and its Affiliates is terminated by reason of death or Disability, then (i) to the extent not yet vested as of the date of termination, an Award shall immediately be forfeited, and (ii) to the extent vested as of the date of termination, the Award may be retained and, if applicable, exercised by the Participant or his successor (if employment or service is terminated by death) until the earlier of (A) the date one year after such termination of employment or service or (B) the date such Award would have expired had it not been for the termination of such employment or service, after which time, in either case, such Award shall expire.

(c) *Cause*. Except as the Committee may otherwise provide at the time the Award is granted or thereafter, or as required to comply with applicable law, if the Participant's employment or service with the Company and its Affiliates is terminated by the Company or an Affiliate for Cause, all Awards shall be forfeited and shall expire immediately on the date of termination.

Section 13. *Amendment and Termination*.

(a) *Amendment of the Plan*. The Board may amend, alter, suspend or discontinue the Plan or any portion thereof at any time; provided that no such amendment, alteration, suspension or discontinuation shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement, for which or with which the Board deems it necessary or desirable to qualify or comply. Notwithstanding anything to the contrary herein, the Committee may amend the Plan in such manner as may be necessary so as to have the Plan conform with local rules and regulations in any jurisdiction outside the United States. Any such amendment, alteration, suspension, discontinuance, or termination that would adversely affect the rights of a Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective with respect to such Award without the consent of the affected Participant, holder or beneficiary, except as otherwise provided in Section 14 below or elsewhere in the Plan.

(b) *Amendment or Termination of Awards*. Subject to the terms of the Plan and applicable law, the Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted, prospectively or retroactively; *provided* that any such waiver, amendment (other than any amendment to Section 14 hereof), alteration, suspension, discontinuance, cancellation or termination that would adversely affect the rights of a Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary, except as otherwise provided in Section 14 below or elsewhere in the Plan or the applicable Award Agreement.

(c) *Termination of the Plan*. The Plan shall remain in effect until June 10, 2027, unless earlier terminated by the Board. Unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award granted hereunder may, and the authority of the Board or the Committee to amend, alter, adjust, suspend, discontinue or terminate any such Award or to waive any conditions or rights under any such Award shall, continue after the authority for grant of new Awards hereunder has been exhausted.

Section 14. *Corporate Transactions*.

(a) *Corporate Transactions*. Any provision of this Plan or any Award Agreement to the contrary notwithstanding, in the event of a Change of Control, the Committee, in its sole discretion, (i) may cause any outstanding Award to be (x) continued by the Company, (y) assumed, or substituted with a substantially equivalent award, by the successor company (or its parent or any of its subsidiaries), or (z) canceled in consideration of a cash payment or alternative Award, if applicable, made to the holder of such canceled Award equal in value to the Fair Market Value of such canceled Award less any exercise price (provided that the Committee may determine that only holders of vested Awards shall receive any such cash payment or alternative Award); or (ii) may take any other action or actions with respect to the outstanding Awards that it deems appropriate. Any Award (or any portion thereof) not continued or assumed by the Company or the successor company (or its parent or any of its subsidiaries), as applicable, pursuant to the foregoing shall terminate on such Change of Control and the holder thereof shall be entitled to no consideration for such Award.

(b) *Dissolution or Liquidation*. In the event of a dissolution or liquidation of the Company, all outstanding Awards shall terminate immediately prior to such event.

Section 15. *General Provisions*.

(a) *Dividend Equivalents*. In the sole and complete discretion of the Committee, an Award may provide the Participant with dividends or dividend equivalents, payable in cash, Shares, other securities or other property on a current or deferred basis; *provided* that dividends shall not be paid on Options, SARs or on unearned Performance Awards.

(b) *Nontransferability of Awards*. Except to the extent otherwise provided in an Award Agreement, no Award shall be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant, except by will or the laws of descent and distribution.

(c) *No Rights to Awards*. No Employee, Participant or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Employees, Participants, or holders or beneficiaries of Awards. The terms and conditions of Awards need not be the same with respect to each recipient.

(d) *Share Certificates*. Any stock certificate or transfer agent book-entry procedure or other evidence of ownership shall carry such appropriate legends, and such written instructions shall be given to the Company transfer agent, as may be deemed necessary or advisable by counsel to the Company in order to comply with the requirements of the Securities Act of 1933, any state securities laws or any other applicable laws, and shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations and other requirements of the Securities and Exchange Commission or any stock exchange upon which such Shares or other securities are then listed and any applicable laws or rules or regulations.

(e) *Withholding*. A Participant may be required to pay to the Company or any of its Affiliates, and the Company or any Affiliate shall have the right and is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant, the amount (in cash, Shares, other securities, other Awards or other property) of any applicable withholding taxes in respect of an Award, its exercise, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes. The Committee may provide for additional cash payments to holders of Awards to defray or offset any tax arising from any such grant, lapse, vesting, or exercise of any Award.

(f) *Award Agreements*. Each Award hereunder shall be evidenced by an Award Agreement which shall be delivered to the Participant and shall specify the terms and conditions of the Award and any rules applicable thereto.

(g) *No Limit on Other Compensation Arrangements*. Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the grant of options, restricted stock, Shares and other types of Awards provided for hereunder (subject to stockholder approval if such approval is required), and such arrangements that may be either generally applicable or applicable only in specific cases.

(h) *No Right to Employment*. The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ or service of the Company or any Affiliate and shall not lessen or effect the right of the Company or its Affiliates to terminate the employment or service of a Participant.

(i) *Rights as a Stockholder*. Subject to the provisions of the applicable Award, no Participant or holder or beneficiary of any Award shall have any rights as a stockholder with respect to any Shares to be issued under the Plan until he or she has become the holder of such Shares.

(j) *Governing Law*. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan and any Award Agreement shall be determined in accordance with the laws of the State of California.

(k) *Severability*. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(l) *Other Laws*. The Committee may refuse to issue or transfer any Shares or other consideration under an Award if, acting in its sole discretion, it determines that the issuance or transfer of such Shares or such other consideration might violate any applicable law or regulation or entitle the Company to recover the same under Section 16(b) of the Exchange Act, and any payment tendered to the Company by a Participant in connection therewith shall be promptly refunded to the relevant Participant, holder or beneficiary. Without limiting the generality of the foregoing, no Award granted hereunder shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Committee in its sole discretion has determined that any such offer, if made, would be in compliance with all applicable requirements of the U.S. federal securities laws and any other laws to which such offer, if made, would be subject.

(m) *No Trust or Fund Created*. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(n) *No Fractional Shares*. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash or other securities or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be canceled, terminated, or otherwise eliminated.

(o) *Headings*. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

(p) *Proprietary Information and Inventions Agreement*. A Participant may be required, as a condition precedent to the exercise or settlement of an Award, to have executed and be in compliance with the Company's (or its subsidiary's) standard form of confidentiality and non-disclosure agreement.

(q) *Modification of Award Terms for non-U.S. Employees*. The Committee shall have the discretion and authority to grant Awards with such modified terms as the Committee deems necessary or appropriate in order to comply with the laws of the country in which the Employee resides or is employed, and may establish a subplan under this Plan for such purposes.

(r) *Code Section 409A Compliance*. To the extent applicable, it is intended that this Plan and any Awards granted hereunder are exempt from, or comply with, the requirements of Section 409A of the Code and any related regulations or other guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service (**"Section 409A"**). The Company shall have the authority to unilaterally amend the Plan and any Award Agreement as the Committee determines in good faith is necessary or desirable to allow any Awards to avoid the imposition of additional tax liabilities under Section 409A to the extent permitted by Section 409A.

Appendix C: Employee Stock Purchase Plan (Amended and Restated as of May 17, 2023)

ULTRA CLEAN HOLDINGS, INC.
EMPLOYEE STOCK PURCHASE PLAN
(AMENDED AND RESTATED AS OF MAY 17, 2023)

SECTION 1. Purpose of the Plan.

The purpose of this Employee Stock Purchase Plan (the "PLAN") is to give eligible employees of Ultra Clean Holdings, Inc. (the "COMPANY") and its subsidiaries the ability to share in the Company's future success. The Company expects that it and its stockholders will benefit from the added interest which such eligible employees will have in the welfare of the Company as a result of their increased equity interest in the Company's success. The Plan is intended to qualify under Section 423 of the Code (as defined below).

SECTION 2. Definitions.

The following capitalized terms used in the Plan have the respective meanings set forth in this Section:

(a) "BOARD" means the board of directors of the Company.

(b) "CODE" means the Internal Revenue Code of 1986, as amended from time to time.

(c) "COMMITTEE" means a committee of the Board designated by the Board to administer the Plan. If no committee is so designated by the Board, the full Board shall be the Committee hereunder.

(d) "COMMON STOCK" means the Common Stock, par value $0.001 per share, of the Company.

(e) "COMPENSATION" means base pay prior to any reductions for pre-tax contributions made to a plan or salary reduction contributions to a plan excludable from income under Sections 125, 132 or 402(g) of the Code, unless otherwise determined by the Committee or its delegate. Notwithstanding the foregoing, unless otherwise determined by the Committee or its delegate, "Compensation" shall exclude severance pay, bonuses, retirement income, change in control payments, contingent payments, income derived from stock options, stock appreciation rights and other equity-based compensation and other forms of special remuneration.

(f) "CORPORATE TRANSACTION" means (i) a merger of the Company with or into another corporation (other than a merger whose sole purpose is to change the state of the Company's incorporation or a merger as a result of which the direct or indirect stockholders of the Company immediately prior to such merger or consolidation hold, directly or indirectly, less than 50% of the voting power of the surviving entity); (ii) the sale of substantially all of the assets or stock of the Company; or (iii) the complete liquidation or dissolution of the Company.

(g) "ENROLLMENT DATE" means the first date of an Offering Period.

(h) "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, or any successor thereto.

(i) "FAIR MARKET VALUE" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on the Nasdaq National Market or the Nasdaq SmallCap Market, the Fair Market Value of a share of the Common Stock shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the last market trading day prior to the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value shall be determined in good faith by the Committee.

(j) "MAXIMUM SHARE AMOUNT" means, subject to applicable law, the maximum number of Shares that a Participant may purchase on any given Purchase Date, as determined by the Committee in its sole discretion.

(k) "NEW PURCHASE DATE" means the purchase date established pursuant to Section 12 of the Plan.

(l) "OFFERING PERIOD" means a period of approximately 12 months consisting of consecutive Purchase Periods (or such other period as may be determined by the Committee), as set forth in Section 7.

(m) "OPTION" means an option granted pursuant to Section 7 of the Plan.

(n) "PARTICIPANT" means an eligible employee of the Company or a Participating Subsidiary who participates in the Plan.

(o) "PARTICIPATING SUBSIDIARY" means a Subsidiary that is selected to participate in the Plan by the Committee in its sole discretion.

(p) "PAYROLL DEDUCTION ACCOUNT" means an account to which payroll deductions of a Participant are credited under Section 8(c) of the Plan.

(q) "PERSON" means an individual, corporation, partnership, limited partnership, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government, but excluding any of the Company, any Subsidiary or any employee benefit plan sponsored or maintained by the Company or any Subsidiary.

(r) "PURCHASE DATE" means the last trading day of a Purchase Period.

(s) "PURCHASE PERIOD" means the approximately six-month period commencing after one Purchase Date and ending with the next Purchase Date, except that the first Purchase Period of any Offering Period will commence on the applicable Enrollment Date.

(t) "PURCHASE PRICE" means, with respect to each Share, 85% of the lesser of (i) the Fair Market Value of a Share on the Enrollment Date and (ii) the Fair Market Value of a Share on the Purchase Date, or such other purchase price as may be determined by the Committee.

(u) "SHARE" means a share of Common Stock of the Company.

(v) "SUBSIDIARY" means any corporation, partnership, joint venture or other legal entity of which the Company owns directly or indirectly, more than 50% of the total combined voting power of all classes of stock or other equity interests of such entity.

SECTION 3. Shares Subject To The Plan.

The total number of Shares subject to the Plan is 1,055,343. The Shares will consist in whole or in part of authorized but unissued Shares or treasury Shares, including Shares purchased on the open market or otherwise.

SECTION 4. Administration.

(a) The Plan shall be administered by the Committee. Subject to the terms of the Plan and applicable law, the Committee shall have full power and authority to: (i) designate Participants; (ii) interpret and administer the Plan; (iii) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (iv) correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems necessary or desirable; and (v) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(b) All decisions of the Committee shall be final, conclusive and binding upon all persons.

SECTION 5. Eligibility.

Any individual who is employed by the Company or a Participating Subsidiary on a given Enrollment Date is eligible to participate in the Plan, subject to limitations imposed by Section 423 of the Code or as otherwise determined by the Committee. Notwithstanding the foregoing, no Employee shall be granted an option under the Plan if, immediately after the grant, such Employee (or any other person whose stock would be attributed to such Employee pursuant to Section 424(d) of the Code) would own stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or its Subsidiaries.

SECTION 6. Election to Participate.

Pursuant to procedures set forth by the Committee, Participants may elect to participate in a given Offering Period under the Plan prior to the Enrollment Date for such Offering Period. Enrollments shall remain in effect for subsequent Offering Periods, except as provided herein. A Participant shall not be enrolled in more than one Offering Period at any time.

SECTION 7. Offering Periods; Grant of Option on Enrollment; Purchase of Shares.

(a) The Plan shall be implemented by consecutive, overlapping Offering Periods with a new Offering Period commencing on a date determined by the Committee. The first Offering Period and Purchase Period shall begin on June 14, 2004 and end on November 19, 2004. The next Offering Period and Purchase Period shall begin on November 20, 2004 and end on May 19, 2005. The timing of any subsequent Offering Periods and Purchase Periods shall be determined by the Committee.

(b) With respect to an Offering Period, each Participant enrolled in such Offering Period shall be granted as of the Enrollment Date an Option to purchase on each Purchase Date during the Offering Period a number of Shares equal to

the lesser of (i) the Maximum Share Amount, (ii) $25,000 divided by the Fair Market Value of the Common Stock on the Enrollment Date, or (iii) the number determined by dividing (A) the amount accumulated in such Participant's Payroll Deduction Account as of the Purchase Date by (B) the Purchase Price.

(c) In the event that the Committee determines that the number of Shares that may be purchased on a Purchase Date may exceed the number of Shares available under Section 3, the Committee may in its discretion provide for a pro rata purchase on the Purchase Date, and may continue or terminate any Offering Periods then in effect.

SECTION 8. Payment of Purchase Price; Changes in Payroll Deductions; Issuance of Shares.

(a) Payroll deductions shall be made on each day that a Participant is paid during an Offering Period in respect of a payroll period with a payment date commencing after the Enrollment Date. The deductions shall be made as a percentage of the Participant's Compensation in 1% increments, from 1% to 10% of such Participant's Compensation, as elected by the Participant; provided that, in accordance with Section 423(b)(8) of the Code, no Participant shall be permitted to accrue rights to purchase Shares under this Plan (and any other employee stock purchase plan of the Company or any of its Subsidiaries) with an aggregate Fair Market Value (as determined as of the date the applicable option is granted) in excess of $25,000 for each calendar year in which such option is outstanding at any time.

(b) A Participant may discontinue his or her participation in the Plan as provided in Section 9, or may change the rate of his or her payroll deductions during an Offering Period by completing and filing with the Company a new authorization for payroll deduction, subject to clause (a) above. The Committee may, in its discretion, limit the number of participation rate changes in any Offering Period. The change in rate shall be effective as soon as administratively feasible following the Company's receipt of the new authorization.

(c) All payroll deductions made with respect to a Participant shall be credited to the Participant's Payroll Deduction Account under the Plan and shall be deposited with the general funds of the Company, and no interest shall accrue on the amounts credited to such Payroll Deduction Account, in either case except as otherwise required by law or as determined by the Committee. All payroll deductions received or held by the Company may be used by the Company for any corporate purpose and the Company shall not be obligated to segregate such payroll deductions, except as otherwise required by law or as determined by the Committee. Except to the extent provided by the Committee, a Participant may not make any separate cash payments into such Participant's Payroll Deduction Account, and payment for Shares purchased under the Plan may not be made in any form other than by payroll deduction.

(d) On each Purchase Date, all funds then in the Participant's Payroll Deduction Account shall be applied to purchase Shares (or fractions thereof) pursuant to the automatic exercise of the Option granted on the Enrollment Date. The Committee may determine with respect to all Participants that any fractional shares shall be rounded down to the next lower whole share, in which event the resulting unused amount in any Participant's Payroll Deduction Account may be carried over into the next Purchase Period.

(e) Certificates representing the Shares purchased by a Participant under the Plan shall be issued to the Participant as soon as practicable following the end of each Purchase Period, except that the Committee may determine that such Shares shall be held for each Participant's benefit by a broker designated by the Committee.

(f) The Participant shall have no interest or voting right in the Shares covered by the Participant's Option until such Option is exercised and the covered Shares are registered in the name of the Participant.

SECTION 9. Withdrawal.

Each Participant may withdraw from participation prior to the end of an Offering Period or from the Plan in accordance with procedures set forth by the Committee. Upon a Participant's withdrawal from participation in respect of any Offering Period or from the Plan, all accumulated payroll deductions in the Payroll Deduction Account shall be returned, without interest, to such Participant (except as otherwise required by law or as determined by the Committee), and such Participant shall not be entitled to any Shares on the Purchase Date or thereafter with respect to the Offering Period in effect at the time of such withdrawal. If a Participant withdraws from an Offering Period, payroll deductions will not resume at the beginning of the succeeding Offering Period unless the Participant re-enrolls in the Plan in accordance with procedures set forth by the Committee prior to the applicable Enrollment Date.

SECTION 10. Termination of Employment.

A Participant shall cease to participate in the Plan upon the Participant's termination of employment for any reason (including death), and all accumulated payroll deductions in the Payroll Deduction Account shall be returned, without interest, to such Participant. For purposes of the Plan, transfers from the Company or a Participating Subsidiary to another Participating Subsidiary or to the Company, as the case may be, shall not be a termination of employment. Employment shall not be deemed to terminate when the Participant goes on a leave of absence approved by the Company in writing, unless otherwise required by the Code and the applicable regulations.

SECTION 11. Automatic Transfer to Low Price Offering Period.

To the extent permitted by any applicable laws and regulations, if the Fair Market Value of the Shares on any Purchase Date in an Offering Period is lower than the Fair Market Value of the Shares on the Enrollment Date of such Offering Period, then all Participants in such Offering Period shall be automatically withdrawn from such Offering Period immediately after the purchase of their Shares on such Purchase Date and automatically re-enrolled in a new Offering Period as of the first business day after such Purchase Date.

SECTION 12. Adjustments Upon Certain Events.

Notwithstanding any other provisions in the Plan to the contrary, the following provisions shall apply to all Options granted under the Plan:

(a) In the event of any stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company, the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number or type of Shares or other securities issued or reserved for issuance pursuant to the Plan, (ii) the Purchase Price and/or (iii) any other affected terms hereunder.

(b) In the event of a Corporate Transaction, unless each outstanding Option shall be continued or assumed or an equivalent option substituted by the Company or the successor corporation or a parent or Subsidiary of the successor corporation, the Committee shall shorten any Offering Period then in progress by setting a New Purchase Date, which shall be before the date of the consummation of the Corporate Transaction. The Committee shall notify each Participant not less than 10 days prior to the New Purchase Date that (i) a New Purchase Date has been set and (ii) the Participant's Option will be exercised automatically on the New Purchase Date unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 9. Each Offering Period then in effect shall terminate on such New Purchase Date.

SECTION 13. Nontransferability.

Unless otherwise determined by the Committee, Options granted under the Plan shall not be transferable or assignable by the Participant other than by will or by the laws of descent and distribution.

SECTION 14. Legal Compliance.

Shares shall not be issued hereunder unless the issuance and delivery of such Shares shall comply with all applicable laws and regulations, including the federal and state securities laws and the regulations of any stock exchange or other securities market on which the Company's securities are traded.

SECTION 15. No Right to Employment.

The granting of an Option under the Plan shall impose no obligation on the Company or any Subsidiary to continue the employment of a Participant and shall not lessen or affect the Company's or Subsidiary's right to terminate the employment of such Participant.

SECTION 16. Amendment or Termination of the Plan.

(a) The Plan shall continue until the earliest to occur of the following: (i) termination of the Plan by the Board, (ii) issuance of all of the Shares reserved for issuance under the Plan or (iii) October 21, 2044.

(b) The Committee may amend, alter or discontinue the Plan or any portion thereof at any time, provided that no amendment, alteration or discontinuation shall be made (x) without the approval of the stockholders of the Company if such amendment, alteration or discontinuation would (except as is provided in Section 12) increase the total number of Shares reserved for purposes of the Plan or as otherwise required by applicable laws or regulations, or (y) without the consent of a Participant if such amendment, alteration or discontinuation would materially diminish any of the rights or obligations under any Option theretofore granted to such Participant under the Plan (except as otherwise provided in this Section 16).

(c) Notwithstanding clause (y) of Section 16(b), the Committee may amend or terminate the Plan, including with respect to any Offering Periods then in effect, without consent of the Participants in such manner as it deems necessary to permit the granting of Options meeting the requirements of the Code or other applicable laws or in the event the Board determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences for the Company.

(d) Notwithstanding clause (y) of Section 16(b), the Committee shall have the power at any time to change the duration and timing of current and future Offering Periods and Purchase Periods; provided that in no event shall any such Offering Period be longer than 27 months.

SECTION 17. Taxes.

At the time the Shares are purchased, or at the time some or all of the Shares issued under the Plan are disposed of, the Participant must make adequate provision for the Company's federal, state or other tax withholding obligations, if any, which arise. At any time, the Company, may, but shall not be obligated to, withhold from the Participant's compensation the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Shares by the Participant.

SECTION 18. Governing Law.

The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of laws.

SECTION 19. Effectiveness of the Plan.

The Plan shall become effective as determined by the Board, subject to stockholder approval as required by law or applicable tax regulations.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 26, 2025
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission file number 000-50646

Ultra Clean Holdings, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**61-1430858**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**
26462 Corporate Avenue	
Hayward, California	**94545**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code:
(510) 576-4400
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value	**UCTT**	**The NASDAQ Global Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
.		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the Registrant, based on the closing sale price of the Registrant's common stock on June 27, 2025, as reported on the NASDAQ Global Market, was approximately $1,019.6 million. Shares of common stock held by each executive officer and director have been excluded from this computation. The determination of affiliate status for this purpose is not necessarily a conclusive determination for other purposes.

Number of shares of the registrant's common stock outstanding as of February 17, 2026: 45,490,038

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be delivered to stockholders in connection with the December 26, 2025 annual meeting of stockholders are incorporated by reference in Part III of this Form 10-K where indicated. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 26, 2025.

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," "continues," "may," "will be," "will continue," "will likely result," variations of such words, and similar expressions are intended to identify such forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements concerning the following: projections of our financial performance, our anticipated growth and trends in our business, levels of capital expenditures, the adequacy of our capital resources to fund operations and growth, our ability to compete effectively with our competitors, our strategies and ability to protect our intellectual property, future acquisitions, customer demand, our manufacturing and procurement process, employee matters, supplier relations, foreign operations, the legal and regulatory backdrop (including environmental regulation), our exposure to market risks and other characterizations of future events or circumstances described in this Annual Report. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including those identified below, under "Risk Factors," and elsewhere herein. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason, except as required by law.

Item 1. Business

Overview

Ultra Clean Holdings, Inc., ("UCT", the "Company" or "We") is a leading developer and supplier of critical subsystems, components, parts, and ultra-high purity cleaning and analytical services primarily for the semiconductor industry. UCT offers its customers an integrated outsourced solution for major subassemblies, improved design-to-delivery cycle times, design for manufacturability, prototyping and part and component manufacturing, as well as tool chamber parts cleaning and coating, and micro-contamination analytical services. We report results for two segments: Products and Services. Our Products segment primarily designs, engineers and manufactures production tools, components and parts, and modules and subsystems for the semiconductor and display capital equipment markets. Products include chemical delivery modules, frame assemblies, gas delivery systems, fluid delivery systems, precision robotics, process modules as well as other high-level assemblies. Our Services segment provides ultra-high purity parts cleaning, process tool part recoating, surface encapsulation and high sensitivity micro contamination analysis primarily for the semiconductor device makers and wafer fabrication equipment ("WFE") markets.

We ship a majority of our products and provide most of our services to U.S.-registered customers with both domestic and international locations. In addition to U.S. manufacturing and service operations, we manufacture products and provide parts cleaning and other related services in our Asia Pacific ("APAC"), Europe and Middle East ("EMEA") facilities to support local and U.S.-based customers. We conduct our operating activities primarily through our subsidiaries. Over the long-term, we believe the semiconductor market we serve will continue to grow due to multi-year industry demand from a broad range of drivers, such as new device architecture (e.g. gate all around and backside power distribution), memory devices (e.g. high bandwidth memory) necessary for cloud, artificial intelligence ("AI") and machine learning ("ML") applications, and advanced packaging. We also believe that semiconductor original equipment manufacturers ("OEM") are increasingly relying on partners like UCT to fulfill their expanding capacity requirements. Additionally, our Services business is benefiting as device manufacturers rely on precision cleaning and coating to produce ever more advanced devices.

Our international revenues represented 75.9%, 73.0% and 69.6% of total revenues for fiscal years ended 2025, 2024 and 2023, respectively. See Note 12 of Notes to Consolidated Financial Statements for further information about our geographic revenues.

Our Suite of Offerings

We are a leading developer and supplier of critical subsystems, parts, components and ultra-high purity cleaning and analytical services primarily for the semiconductor industry. We offer our customers an integrated outsourced solution for major subassemblies, improved design-to-delivery cycle times, design for manufacturability, prototyping and component manufacturing, tool chamber parts cleaning and coating and micro contamination analytical services. Our leadership in the market is enabled by the following customer-centric solutions:

- *A vertically integrated solution for complex and highly configurable systems.* We provide our customers a broad outsourced solution for the development, design, component sourcing and cleaning, prototyping, engineering, and manufacturing and testing of advanced systems. We utilize our weldment and frame

fabrication capabilities together with highly specialized engineering, global supply chain management, and assembly capabilities to produce high performance products that are customized to meet the needs of equipment suppliers and chipmakers. We enable our customers to minimize their overall number of suppliers, simplify their supply chain and reduce their inventories.

- *Parts and components.* We offer our customers a wide range of gas delivery solutions such as precision thermal products, ultra-clean valves, high purity connectors, industrial process connectors and valves, pneumatic actuators, manifolds and safety solutions, hoses, pressure gauges, gas line and component heaters, as well as complex weldments. These products comply with the highest quality standards to ensure accelerated performance in a variety of demanding environments and applications in the semiconductor, oil and gas, chemical and refinery, power, transportation, analytical, and gas manufacturing markets.

- *Subsystem manufacturing.* Our experience with the demanding requirements in semiconductor equipment manufacturing has enabled us to become a leading developer and supplier of critical modules and subsystems. These assemblies include gas and fluid delivery solutions, wafer transport systems, mechatronic assemblies, process modules, and sub-fab process equipment support racks.

- *Improved design-to-delivery cycle times.* Our strong customer relationships and familiarity with their product requirements and the ever-changing needs of their customer base help us reduce their design-to-delivery cycle times. We seek to optimize our supply chain management, design and manufacturing coordination and controls to respond rapidly to order requests, enabling us to decrease product design and customization cycle times for our customers. Because our engineers work closely with our customers' engineers and understand the fabrication, assembly and testing of their products, we often can improve their design for manufacturability and implement automation, thereby reducing their cost and improving their quality and consistency.

- *Testing capabilities.* We utilize our technical expertise to test and characterize key fluid delivery products. We have made significant investments in advanced analytical and automated test equipment, enabling us to test and qualify key fluid delivery sub-systems and components across the entire range of extreme pressures and flows required to support leading-edge technologies. We can perform diagnostic tests, design verifications and failure analyses for our customers and suppliers.

- *Increased integration with OEMs through local presence.* Our local presence in close proximity to the facilities of most of our OEM customers enables us to remain closely integrated with their design, development and implementation teams. This level of integration enables us to respond quickly and efficiently to customer changes and requests.

- *Precision fabrication.* We design and manufacture weldments and frames with exacting standards to meet or exceed our customers' needs. UCT has over 30 years of experience in the fabrication of complex gas delivery systems which enables us to provide cost competitiveness in our vertical integration model.

- *Custom thermal control.* We design and manufacture heaters, sensors, and controllers for precise temperature control. These products are complementary to our gas delivery systems products.

- *Parts cleaning and coating and analytical verification*: Through our Services business, we offer integrated device manufacturers ("IDM") and OEMs validated, ultra-high purity process tool chamber parts cleaning and coating services. Included in these services are tool part process optimization solutions that could lower the total cost of ownership for our customers. We also offer analytical verification of process tool chamber part cleaning effectiveness and micro contamination analysis of tool parts, wafers and depositions, chemicals, cleanroom materials, deionized water and airborne molecular contamination.

Our Strategy

Our strategy is to grow our position and increase our value to our customers as a leading solutions and service provider in the semiconductor markets we serve, while serving a limited number of other technologically similar market opportunities. Our strategy is comprised of the following key elements:

- *Expand our solutions and service market share with semiconductor OEMs and IDMs.* We believe that equipment outsourcing and service offerings among OEMs creates a significant market opportunity for us to grow our business with existing and new customers. We believe our customers will continue to outsource critical subsystems and that we are well positioned to capture a significant portion of these outsourcing opportunities. We have broadened our IDM, memory and foundry portfolio into the sub-fab with the design and manufacturing of components, process solutions and fully integrated sub-systems which all support process tool facilitization. We believe that our continued focus on efficient manufacturing, reduced design-to-delivery

3

cycle times, and high quality and reliability will allow us to gain market share. Similarly, we believe there is room to gain market share with our cleaning and coating services, both with chip and equipment makers, as customers typically outsource these solutions. By providing customers process improvement through consistently cleaner parts and analytical verification of process tool chamber part cleaning effectiveness, we have expanded our total available market significantly.

- *Develop or acquire solutions that allow our customers to succeed at the leading edge of the semiconductor processing nodes.* Leveraging our technology roadmap assessments and broad customer engagements, we continue to expand the number and type of subsystem and service offerings we provide. This maintains our ability to address and adapt to the rapidly advancing semiconductor market and meet the process and performance requirements for advanced nodes.

- *Leverage our geographic presence in lower-cost manufacturing regions.* The diverse footprint of our manufacturing facilities allows us to provide cost-competitive solutions. These facilities house subsystem assembly, weldment and thermal control heater operations and are near the manufacturing facilities of existing and potential customers and their end users. Several of UCT's facilities are also in low-cost regions, adding to our competitive advantage.

- *Provide production flexibility to respond rapidly to demand changes.* Our manufacturing facilities use similar processes and procedures enabling us to easily shift production between sites to support expanded demand and ensure business continuity.

- *Drive profitable growth with our flexible cost structure.* We implement cost containment and capacity enhancement initiatives throughout the semiconductor demand cycles and benefit from the global presence and efficiencies of our supply chain. In addition, we believe our overseas facilities position us to respond effectively to future business demands. We employ a core engineering strategy with flexible partnering to augment our staff during the demand cycles within the semiconductor industry.

- *Continue to selectively pursue strategic acquisitions.* We will continue to consider strategic acquisitions that enable us to improve our financial model, expand our geographic presence, secure new customers and diversify into adjacent markets as well as broaden our technological and cleaning and analytical capabilities in the markets we serve.

- *Strengthen vertical integration.* We continue to strengthen our vertically integrated business model by investing in our operations or acquiring companies along the semiconductor supply chain to increase our capabilities, improve our cost structure, and enhance control, efficiency, and quality across our global operations. By deepening our integration capabilities, we aim to streamline processes, reduce dependencies, and fortify our position as a leading solutions and service provider in the semiconductor ecosystem.

Products

We design, develop, prototype, manufacture and test subsystems, primarily for the semiconductor equipment market. Our products include precision robotic solutions, gas delivery systems, sub-fab process equipment support racks, a variety of industrial and automation production equipment products, and subsystems that include wafer cleaning modules, chemical delivery modules, top-plate assemblies, frame assemblies, and process modules. We also offer a wide range of parts and components such as precision thermal products, ultra-clean valves, high purity connectors, industrial process connectors and valves, pneumatic actuators, manifolds and safety solutions, hoses, gas delivery systems, and pressure gauges.

- *Parts and components.* Includes ultra-clean valves, high purity connectors, industrial process connectors and valves, pneumatic actuators, manifolds and safety solutions, hoses, pressure gauges, gas line and component heaters, as well as complex weldments. These products comply with the highest quality standards to ensure accelerated performance in a variety of demanding environments and applications in the semiconductor and other gas manufacturing markets.

- *Chemical delivery modules*: Chemical delivery modules deliver gases and reactive chemicals in a liquid or gaseous form from a centralized subsystem to the reaction chamber. The module may be a gas delivery system in combination with liquid and vapor precursor delivery systems or may be a liquid delivery system in combination with a liquid storage system.

- *Gas delivery systems:* A typical OEM gas delivery system consists of one or more gas lines, comprised of weldments, filters, mass flow controllers, regulators, pressure transducers and valves, component heaters, and an integrated electronic and/or pneumatic control system. These systems are typically pallet mounted and are enclosed in a sheet metal encasing. Our gas delivery system designs are developed in collaboration with our

customers and are customized to meet the needs of specific processing requirements for OEMs. While several customers specify the full system bill of materials, many leverage our design expertise to help them optimize layout and select the appropriate components for their particular system.

- *Fluid delivery systems:* A typical OEM liquid delivery system consists of one or more chemical delivery units, comprised of small diameter high purity perflouroalkoxy (PFA) tubing, filters, flow controllers, regulators, component heaters, and an integrated electronic and/or pneumatic control system. These units are typically contained in a plastic enclosure and further integrated into a frame. Our liquid delivery system designs are developed in collaboration with our customers and are customized to meet the needs of specific processing requirements for OEMs. Although several customers specify the full system bill of materials, many rely on our design expertise and component characterization capabilities to help them select the appropriate components for their particular system.

- *Precision robotics:* Precision robotic systems are used when accurate controlled motion is required. Some of the systems that employ robotic systems are semiconductor wafer and chip handling, wire bonding and industrial equipment.

- *Process modules:* Process modules refer to the larger subsystems of semiconductor manufacturing tools that process integrated circuits onto wafers. Process modules include several smaller subsystems such as the frame assembly, top-plate assembly and gas and chemical delivery modules, as well as the chamber and electronic, pneumatic and mechanical subsystems.

- *Other high-level assemblies:* Other high-level assemblies refer to large subsystems used in semiconductor manufacturing and sub-fab, display, medical, energy, industrial and research industries.

Services

Our services business includes ultra-high purity process tool chamber parts cleaning and coating services, tool part life extension and process tool part optimization solutions, and micro-contamination analytical testing, primarily for the semiconductor device manufacturers and wafer fabrication equipment markets.

- *Parts cleaning and coating*: UCT offers customers validated, ultra-high purity outsourced process tool chamber parts cleaning and coating services. Included in these services are tool part process optimization solutions that can lower the total cost of ownership for our customers.

- *Micro-contamination analysis*: UCT also offers micro-contamination analysis of tool parts, wafers and depositions, chemicals, cleanroom materials, deionized water and airborne molecular contamination and provides analytical verification of process tool chamber part cleaning effectiveness.

Customers

We sell our products and services primarily to customers in the semiconductor capital equipment and semiconductor integrated device manufacturing industries, and we also sell to the display, consumer, medical, energy, industrial, and research equipment industries.

The majority of our total revenue comes from the highly concentrated semiconductor capital equipment industry (OEM customers), so we are dependent upon a small number of customers. Our two largest revenue customers in fiscal years 2025, 2024 and 2023 were Applied Materials, Inc. and Lam Research Corporation, each of which accounted for more than 10% of our total revenues in those three years. As a group, our respective year's top two customers accounted for 58.7%, 54.5% and 57.4% of the Company's revenues for fiscal years 2025, 2024 and 2023, respectively.

Approximately 95.7% of our total revenues for the fiscal year 2025 came from multiple segments of the semiconductor industry, which include IDM, memory, foundry, OEM, and sub-tier suppliers.

We have successfully been qualified as a supplier of equipment, cleaning, coating and analytical services with each of our customers who require such qualifications. This lengthy qualification process typically involves the inspection and audit of our facilities and evaluation by our customers of our engineering, documentation, manufacturing and quality control processes and procedures. Our customers generally place orders with suppliers who meet their qualification criteria.

Customer Business Management

We sell and support our products and services through our Customer Business Management organization. Our customer relationship directors are responsible for establishing sales strategies and setting the objectives for specific customer accounts. Each customer relationship manager is dedicated to a specific customer account and is responsible for

maintaining strong working relationships with that customer, and in many cases provide on-site support. OEM Customer relationship managers often attend customers' internal meetings related to production and engineering design and quality to ensure that customer expectations are interpreted and communicated properly to UCT's engineering and operations groups. Customer relationship managers also work with customers to identify and meet their cost and design-to-delivery cycle time objectives. Chipmaker Customer relationship managers work with process tool owners and Fab maintenance managers relating to the development and validation of cleaning recipes, addressing new tools cleaning and analytical requirements, and optimizing cleaning processes and analytical testing requirements to support node transitions.

We have dedicated New Business Development managers for both our product and service businesses. They are responsible for initiating and developing long-term, multi-level relationships and work closely with the customers on new business opportunities. Our Customer Business Management organization includes engineers who provide sub-system design through to design for manufacturability ("DFM") recommendations and technical sales support for order placement, spare parts, quotes and production status updates as well as service and maintenance contracts and analysis business. We have technical relationship representatives located at most of our facilities.

We integrate new business wins into our facilities via a rigorous product transition process, working in concert with our customers to ensure all production, cleaning and/or test requirements are identified, documented, and validated. We employ the same process at all our sites, enabling products and service offerings to smoothly transition between our facilities as needed to support customer demand.

In addition, we have developed an overall infrastructure to provide our customers with service and support 24 hours a day, seven days a week. Our dedicated global field service engineers provide customer support through the performance of on-site installation, servicing and repair.

Technology Development

We engage in ongoing technology development efforts to remain a leader for gas delivery systems and to further develop our expertise in other critical subsystems. We work closely with our customers to identify and anticipate changes and trends in next-generation equipment and partner with them on process application requirements for gas and liquid delivery systems and other critical subsystems. These development efforts are designed to meet specific customer requirements in the areas of subsystem design, materials, component selection and functionality. Our technology development group also works directly with our suppliers to help them identify new component technologies and make necessary changes or enhancements to the components that we integrate into our products. Our analytical and testing capabilities enable us to evaluate multiple supplier component technologies and provide our customers with a wide range of appropriate component and design choices for their gas delivery systems and other critical subsystems.

Our analytical and testing capabilities also help us anticipate technological changes and requirements in component features for our core next-generation gas delivery systems and other critical subsystems. We are continuously developing additional features to improve the performance and functionality of these subsystems. Our technology development activities for next-generation gas delivery and other critical subsystems is supported by our global engineering group, with teams primarily located in the United States, Singapore, Taiwan, the United Kingdom, and Israel.

We are actively developing new technology and processes to maintain our leadership in the cleaning, coating and analytical markets. Our Services business works closely with customers to identify and anticipate changes that will be required in next-generation equipment. UCT's technical capability is extremely critical and differentiated to ensure high wafer yields and throughput as geometries shrink and density increases. Our Services business development activities are performed primarily in the United States, Israel, and South Korea.

Intellectual Property

Our success depends in part on our ability to maintain and protect our proprietary technology and to conduct our business without infringing the proprietary rights of others. Both our products and services businesses largely depend upon our design, engineering, manufacturing, testing, cleaning, coating and analytical know-how. We also rely on a combination of trade secrets and confidentiality provisions, and to a lesser extent, patents, copyrights and trademarks, to protect our proprietary rights. We have over 100 patents with various expiration dates, and intellectual property that we develop on behalf of our customers that is generally owned exclusively by those customers.

We require our employees, suppliers, customers and potential business partners to enter into confidentiality and non-disclosure agreements before we disclose to them any sensitive or proprietary information regarding our products, technology or business plans. We require employees to assign to us proprietary information, inventions and other intellectual property they create, modify or improve.

Competition

When we compete for new business, it is typically against other suppliers of gas delivery systems, critical subsystems, parts and components, cleaning and analytical services, as well as the internal manufacturing and services groups of our customers. Customers that have elected to outsource their gas delivery systems and other critical subsystems including cleaning and analytics, could elect in the future to develop and manufacture these subsystems internally, leading to further competition.

Our principal competitors for gas delivery systems are Ichor Systems, Inc. and Fujikin Incorporated; our principal competitors for other critical subsystems are Foxsemicon Integrated Technology Inc., Jabil, Inc., VDL ETG, Celestica Inc. and Benchmark Electronics, Inc. For our gas delivery component solutions our principal competitors are Swagelok, Parker Hannifin, Fujikin and Watlow. For our services, cleaning and coating offerings, our main competitors are KoMiCo, SHT, EnPro and Pentagon. For analytical services our primary competitors are Balazs (an Air Liquide company), Eurofins and SCAS. Some of these competitors have substantially greater financial, technical, manufacturing and marketing resources than UCT. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that could adversely affect sales of our current and future products.

The limited number of potential customers in our industry further intensifies competition. The primary competitive factors in our industry are quality, meeting customer timeline requirements, price, technology, design-to-delivery cycle time, customer qualification approvals, the development of product recipes for cleaning, and analytics and historical customer relationships. We anticipate that increased competitive pressures will cause intensified price-based competition and we may have to reduce the prices of our products. In addition, we expect to face new competitors as we enter new markets or otherwise expand our products and service offerings.

Governmental Regulation and Environmental Matters

Our operations are subject to federal, state and local regulatory requirements and foreign laws relating to environmental, waste management and health and safety matters, including measures relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of contaminants, hazardous substances and waste, as well as practices and procedures applicable to the construction and operation of our UCT facilities.

In 2020, we committed to a program titled "SuCCESS2030" designed to enhance our sustainability vision through our supply chain. We are endeavoring to identify and coordinate efforts and develop our capabilities to ensure our suppliers operate in an ethical, responsible, and sustainable manner. The goal is to build a responsible and sustainable end-to-end supply chain for the future of semiconductors. As part of our ongoing commitment to SuCCESS2030, in 2025 we successfully conducted comprehensive materials, supply chain, and environmental health and safety surveys for our customers. These assessments included information on conflict and extended minerals reporting templates, facilities, and other key areas.

In 2022, UCT became a Founding Member of the Semiconductor Climate Consortium (SCC), the first global alliance of semiconductor ecosystem companies focused on reducing greenhouse gas emissions across the value chain. The SCC's members are committed to driving climate progress within the semiconductor industry and support the Paris Agreement and related accords aimed at accelerating and intensifying the actions and investments required for a sustainable low-carbon future.

We participate in the Responsible Business Alliance's Responsible Minerals Assurance Process for Tantalum. Our cleaning processes for tantalum-deposited parts recovers the tantalum, enabling it to re-enter the commodity market and reduce the demand for mined material, the majority of which originates from the Conflict Region in Africa.

Although cleaning is a chemical-intensive business we utilize chemical-free processing whenever possible to remove significant volumes of deposited material. Reduction in the volume of film being chemically removed reduces the amount of chemicals used to meet the target cleanliness specifications.

The semiconductor industry has stringent packaging requirements which include the need to maintain the cleanliness of a part/system while providing structural support of heavy modules. These requirements may necessitate the design and fabrication of product-specific crates or the use of plastic cleanroom boxes. To minimize packaging waste we have implemented re-use programs with our customers and suppliers for these type of materials.

Our past or future operations may result in injury or claims of injury by employees or the public which may result in material costs and liabilities. Although some risk of costs and liabilities related to these matters is inherent in our business, we believe that our business is compliant with applicable U.S. and international regulations and laws. However, new, modified or more stringent requirements or enforcement policies could be adopted by governmental agencies, which could affect our business operations.

Employees and Human Capital

As of December 26, 2025, we had 7,411 employees, of which 463 were temporary. Of our total employees, there were 146 in engineering, 57 in technology development, 508 in sales and support, 4,778 in direct manufacturing, 1,367 in indirect manufacturing and 555 in administrative and executive functions. These figures include 3,772 employees in Asia Pacific and 1,663 employees in EMEA.

Except where required by local regulations, our employees are not represented by labor unions, nor are they covered by collective bargaining agreements. We have not experienced a significant work stoppage.

We believe that our employees are the foundation of our success. We are committed to fostering a workplace where every individual feels valued, respected, and empowered to contribute effectively to our business objectives. By reinforcing a culture of mutual respect and trust, we create an environment where all employees can thrive. We provide ongoing education and practical training to ensure our workplace reflects the highest standards of professionalism, respect, and collaboration.

We believe that our success depends on our ability to attract, develop and retain key personnel. We believe that the skills, experience and industry knowledge of our key employees significantly benefit our operations and performance. We strive to provide fair and equal opportunity for career development and advancement to all our employees. We offer competitive rewards, compensation and benefits, including an Employee Stock Purchase Plan, healthcare and retirement benefits, parental and family leave, adoption credits, holiday and paid time off, and tuition assistance.

We use our annual operating plan and industry growth projections to determine the appropriate level of staffing requirements. Staffing levels are aligned and adjusted on occasion throughout the year to ensure we meet our customer obligations, in line with any changes in demand, to ensure business continuity.

Social Responsibility

We believe that social responsibility is defined as "positively impacting society by ensuring the people we work with are safe and treated with dignity and respect, and by being a good neighbor in the communities in which we operate". We apply our core values to our engagement inside and outside the Company. Positively involving our employees and giving back to communities is central to our culture. Supported by the Company, our employees directly contribute their time and resources through initiatives designed to give back and support our communities.

Available Information

We file with the Securities and Exchange Commission ("SEC") our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy any materials we file with the SEC at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also request copies of all or any portion of such material from the SEC at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, materials filed electronically with the SEC are available at the SEC's website at www.sec.gov.

In addition, we make available free of charge, on or through our website at www.uct.com, our annual, quarterly and current reports and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with, or furnishing them to, the SEC. This website address is intended to be an inactive textual reference only; none of the information contained on our website is part of this report or is incorporated by reference herein.

Executive Officers

Set forth below is information concerning our executive officers as of February 23, 2026.

Name	Age	Position
James Xiao	55	Chief Executive Officer and Director
Sheri Savage	55	Chief Financial Officer
Robert Wunar	58	Chief Operating Officer
Jeff McKibben	63	Chief Information Officer
Chris Cook	57	Chief Business Officer
Sam Johnson	38	Senior Vice President and Services General Manager
Brian E. Harding	45	Senior Vice President, Chief Accounting Officer
Jamie J. Palfrey	58	Senior Vice President, Global Human Resources
Paul Y. Cho	48	General Counsel and Corporate Secretary

Jinsong ("James") Xiao has served as our Chief Executive Officer since September 2025. Mr. Xiao joined the Company after serving as Corporate Vice President and General Manager of Applied Materials, Inc., where he led the Semiconductor Dielectric ALD Product Group and Metal Deposition Products (MDP)/ALD BU operations from August 2023 to September 2025. Prior to this role, Mr. Xiao held various executive positions at Applied Materials since June 2006, including Corporate Vice President and General Manager of the Core Product Group within the Display & Flexible Technology division from April 2023 to July 2023; Corporate Vice President and General Manager of the Display Thin Film Group from February 2017 to April 2023; Vice President and General Manager of the Display CVD & Equipment Product Group from May 2015 to February 2017; and Managing Director/Vice President and General Manager of the Display CVD Products Division from February 2013 to May 2015.

Sheri Savage has served as our Chief Financial Officer since July 2016. Ms. Savage joined the Company as the Senior Director of Finance in April 2009. She was Senior Vice President of Finance and Chief Accounting Officer from February 2016 to July 2016. Prior to joining the Company, Ms. Savage served at Credence Systems Corporation, a manufacturer of test equipment for the global semiconductor industry, as its Corporate Controller and Vice President of Finance from February 2008 to February 2009 and as Director of Internal Audit from May 2006 to February 2008. Prior to Credence Systems, Ms. Savage served in various accounting and finance roles at Protiviti, a global business consulting and internal audit firm, and KLA-Tencor Corporation, a supplier of process control and yield management solutions for the semiconductor and related nanoelectronics industries. Ms. Savage also served as Manager, Business Process Risk Accounting, at Arthur Anderson LLP, the former accounting firm, from May 1996 to October 1999. Ms. Savage holds a B.S. in Managerial Economics from the University of California, Davis.

Robert Wunar was appointed by the Board of Directors of the Company as Chief Operating Officer on January 25, 2026, effective March 23, 2026. Mr. Wunar brings more than 30 years of operations and manufacturing leadership experience. Most recently, he served as Managing Director of Business Unit Operations at Applied Materials, Inc. from November 2020 to January 2026. Prior to that, Mr. Wunar served as Managing Partner at Applied Manufacturing Group, Inc. from December 2019 to November 2020 and as Principal at HelmSmart Consulting from January 2017 to December 2019. He also served as Senior Director, Business Operations, at SolarCity from December 2014 to December 2016. Earlier in his career, Mr. Wunar held various roles of increasing responsibility at Applied Materials, Inc. from July 1992 to December 2014. Mr. Wunar holds a Bachelor of Science in Electronics Engineering Technology from DeVry Institute of Technology.

Jeff McKibben has served as our Chief Information Officer since August 2021. Prior to joining UCT, Mr. McKibben served at ON Semiconductor Corporation, global manufacturer driving innovation in energy efficient electronics, as Chief Information Officer from December 2020 to August 2021, as Vice President, Enterprise Applications from August 2017 to December 2020 and as Senior Director, Enterprise Applications from July 2007 to August 2017. He previously held a range of roles at Hewlett Packard in global IT management, consulting, and enterprise program management. Mr. McKibben holds an M.S. in Management Information Systems from the University of Arizona and a B.S. in Humanities and International Relations cum laude from Georgetown University.

Chris Cook has served as our Chief Business Officer since August 2025. Mr. Cook joined the Company as the President of Products Business in April 2022. Before joining UCT, Mr. Cook served as Executive Vice President and Chief Marketing Officer of Cypress Semiconductor from March 2017 to April 2020 when the company was acquired by Infineon Technologies AG. Mr. Cook served as Founder, CEO and Adviser at Cauz Colony from June 2015 to December 2018. Prior to that, he served as President of Flex Power, the power supply business of Flextronics International Ltd. from January 2012 to June 2015. Mr. Cook joined Infineon Technologies AG in 2003 and served as its Vice President and

General Manager, RF and Protection Devices from May 2008 to December 2011, its Managing Director, Infineon Technologies North America from July 2007 to December 2008 and Vice President and General Manager, AI Marketing from May 2003 to May 2008. He previously held various roles of increasing responsibility at Renesas Technology (formerly Hitachi Semiconductor) from 1995 to 2003. Mr. Cook holds a B.S. in Electrical Engineering and Technology from Purdue University and completed the Program for Leadership Development at Harvard Business School.

Sam Johnson has served as our Head of the Services Division since August 15, 2025. Mr. Johnson joined the Company as Senior Vice President, Strategy, in March 2025. Prior to joining the Company, Mr. Johnson served as Principal, Portfolio Operations and Head of ESG at Arcline Investment Management, a private equity firm, from December 2019 to March 2025. Previously, Mr. Johnson was a consultant at Bain & Company, a management consulting firm, from July 2017 to December 2019. Earlier in his career, from August 2010 to May 2015, Mr. Johnson served in various capacities at Chevron Corporation, an integrated oil and gas company. Mr. Johnson holds a B.S. in Electrical and Computer Engineering from Cornell University and an M.B.A. from Harvard Business School.

Brian E. Harding has served as our Senior Vice President, Chief Accounting Officer since June 2022. Prior to joining UCT, Mr. Harding served as Vice President and Corporate Controller at The Greenbrier Companies from March 2020 to June 2022. Prior to that, Mr. Harding served as Vice President, Corporate Controller and Principal Accounting Officer from May 2016 to March 2020 and as Director of Finance and Accounting from May 2014 to May 2016 at FLIR Systems, Inc. (now part of Teledyne Technologies). He previously served in various roles of increasing responsibility at KPMG LLP and its international partner firms from October 2003 to May 2014. Mr. Harding holds a B.A. in Business Administration with concentrations in Accounting and Finance from Pacific University and completed the Executive Leadership and Innovation Program at the Babson Graduate School of Business.

Jamie J. Palfrey has served as our Senior Vice President of Global Human Resources since May 2021. Prior to joining UCT, Ms. Palfrey served as Senior Vice President, Global Human Resources for Shape Technologies Group, a global leader in the manufacturing process solutions industry, from December 2015 to April 2020. Previously, she held the role of Vice President, Human Resources with Wacom Americas from October 2013 to December 2015, and from 1995 to 2013 served in various senior management roles in organizations that include FEI Company, Lam Research Corporation and ConocoPhillips. Ms. Palfrey holds an M.Ed. with a focus on Human Resources, Occupational Training & Development/ instructional design, from University of Louisville and a B.S. in Business Administration from Portland State University.

Paul Y. Cho has served as our General Counsel and Corporate Secretary since October 2019. Mr. Cho brings over a decade of experience in various legal disciplines, including IP and commercial litigation, joint venture projects, and commercial transaction work. Most recently, from April 2016 to October 2019, Mr. Cho held the position of General Counsel and Corporate Secretary for the North American operations of SK Hynix, Inc., and held the position of Senior Counsel at its corporate headquarters from September 2014 to March 2016. Prior to SK Hynix Inc., Mr. Cho served as Senior Legal Counsel for Samsung SDI, a storage battery manufacturing company, from June 2013 to September 2014 and as Legal Counsel for LG Electronics, an electronics company, from April 2012 to May 2013. Mr. Cho holds a B.A. in English from the University of Michigan and a J.D. from the University of Minnesota Law School.

Item 1A. Risk Factors

The following risk factors could materially and adversely affect the Company's business, financial condition or results of operations and cause reputational harm and should be carefully considered in evaluating the Company and its business, in addition to other information presented elsewhere in this report.

Industry, Customer and Strategic Risks

The cyclical and highly volatile nature of the industries we serve could harm our operating results.

Our business depends in large part upon capital expenditures by manufacturers in the semiconductor and display industries, which in turn depend upon the current and anticipated market demand for such products. These industries (especially the semiconductor industry) have historically seen recurring periods of over-supply of products that have materially reduced the demand for both the capital equipment and the services required to manufacture such products. We likely will continue to experience fluctuations in customer orders through such cycles. Although some of our business, including the cleaning, coating and analytical services that support the semiconductor chip market, are less susceptible to such fluctuations, recurring slowdowns in the industries we serve have historically had adverse effects on our overall operating results. Demand shifts in these industries are rapid and difficult to predict, and we may not be able to anticipate or respond quickly enough to changes in demand.

Our revenues in periods of increasing demand depends, in part, upon our ability to: (i) timely mobilize our supply chain to maintain component and raw material supply at scale; (ii) optimize our design, as well as mobilize our engineering and

manufacturing capacity in a timely manner; (iii) expand, as necessary, our manufacturing, cleaning, coating and analytical services capacity; and (iv) maintain our product and service quality as we increase production. We are currently anticipating a period of historically elevated demand, driven by growth in artificial intelligence. During periods of strong demand such as those currently anticipated, competition for critical components, raw materials, and skilled labor intensifies, which may constrain our ability to meet customer requirements. If we fail to timely respond to rapid increases in demand for our products and services, or to effectively manage the corresponding expansion of our manufacturing and service capacity, our customers may divert their purchases of products and services from us to our competitors.

Our ability to remain profitable and mitigate the impact on our business in periods of decreasing demand depends, in part, upon our ability to: (i) maintain the prices, quality and delivery cycles of our products and services while managing costs by optimizing our inventory levels, (ii) reduce or cancel orders from our suppliers, all without compromising our relationships with such suppliers; and (iii) continue to motivate our employees while reducing our fixed and variable costs through various initiatives, which may include reducing our workforce. A sharper-than-expected correction following a demand peak could exacerbate these challenges, particularly if we have meaningfully expanded our cost structure or inventory commitments in response to elevated near-term demand.

The limited visibility we have on the future needs of our customers, combined with the cyclical and volatile nature of the industries we serve, makes future revenues, results of operations and net cash flows difficult to estimate.

We rely on a small number of OEMs and IDMs for a large portion of our revenues, who could stop outsourcing critical subsystems or part cleaning, coating or analytical services, or give market share to our competitors.

A small number of OEM customers have historically accounted for a significant portion of our revenues, and we expect this trend to continue. Our top two customers accounted for 58.7%, 54.5% and 57.4% of our revenues for fiscal years 2025, 2024 and 2023, respectively. Because most of these customers are not contractually obligated to place any orders with us, the success of our Products business largely depends on these OEMs' own discretion, which discretion is buttressed by the fact that the OEMs generally own, and are therefore free to license as they see fit, the designs and other intellectual property to the products we manufacture for them. And since most of these OEMs are already our customers, any lost revenue resulting from the loss, reduction, cancellation or delay in purchase orders by any one of these customers would be difficult to replace. In the past, we have seen decreases in our business volume for those customers who have taken the manufacturing of our products in-house, given market share to our competitors, or declared bankruptcy.

Our Services business provides parts cleaning, coating and analytical expertise to both IDM and OEM customers. Our IDM business is similarly concentrated in a small number of customers, and we compete with their in-house capabilities, those OEMs who perform cleaning as part of their service contracts, and other providers of cleaning, coating and analytical services. The OEM customer profile of our Services business has significant overlap with our Products business, and we similarly compete against other providers of cleaning, coating and analytical services. Because our cleaning and analytical processes are proprietary to us, our customers may need to go through a new qualification process if they decide to transition to a new service provider.

Consolidation among our customers, or a decision by any one or more of our customers to outsource all or most of manufacturing, assembly, cleaning, coating and analytical services work to a single OEM, may further concentrate our business in a limited number of customers and expose us to increased risks relating to dependence on an even smaller number of customers.

Our customers also exert a significant amount of negotiating leverage over us, which may force us to accept lower operating margins, increased liability risks or changes in our operations in order to retain their business.

Due to their size and level of contribution to our revenue, our largest customers are able to exert significant pressure to seek various concessions in our commercial agreements and individual purchase orders. Our customers often require reduced prices, as well as commitments related to quality, manufacturing and delivery of goods, as a condition to placing purchase orders. This could, among other things, result in reduced operating margins or require capital or other expenditures in order to maintain or expand our market share. Further, many of our customers generally require us to indemnify against certain liabilities, which may include claims of losses by their own customers arising out of property damages, bodily injuries or deaths, or infringement of intellectual property rights by our products. Our potential liability for infringing upon a third party's intellectual property is generally uncapped, and in some cases, we have self-insured against these risks, such that we do not have a third-party insurer to reimburse us against these losses. Our customers may also pressure us to make other concessions in order to preserve or expand our market share with them. For example, customers may prevent us from moving our manufacturing sites from higher-cost regions to lower-cost regions, all the while seeking price reductions. If we are unable to retain and expand our business on favorable commercial terms, our business will be adversely affected and we may be susceptible to increased liability risk.

Acquisitions could result in operating and integration difficulties, dilution, margin deterioration, diversion of management's attention, and other consequences that may materially impact our business.

We have made, and may in the future make, acquisitions of, or significant investments in, businesses that offer complementary products, services, technologies or market access. Our management regularly evaluates potential strategic transactions with its advisors and our Board of Directors in the ordinary course of business. We may not be successful in negotiating the terms or financing for potential acquisitions and our due diligence may fail to identify all of the problems, liabilities or other challenges associated with an acquired business, product or technology, including issues related to intellectual property, product quality or product architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or customer retention issues. In addition, we may not be successful in effectively integrating the acquired business, product or technology into our existing business and operations. The areas where we face risks include:

- management of a larger, more complex and capital intensive combined business, including integrating supply and distribution channels, computer and accounting systems, and other aspects of operations;

- exposure to new operational risks, rules, regulations, worker expectations, customs and practices;

- inability to complete proposed transactions due to the failure to obtain regulatory or other approvals, litigation or other disputes, and any ensuing obligation to pay a termination fee;

- reduction of gross margins and pricing leverage due to the acquired company having the same customer base;

- failure to realize expected returns from acquired businesses;

- reduction in cash balances or increase in debt obligations to finance the acquisition, which may reduce the availability of cash flow for general corporate or other purposes;

- integration of the capabilities of the acquired businesses without reducing the quality of existing products;

- incorporation of different financial and reporting controls, processes, systems and technologies into our existing business environment;

- unforeseen liabilities, expenses, or other losses associated with the acquisitions for which we do not have recourse under their respective agreements;

- the risk of litigation or claims associated with a proposed or completed transaction;

- inadequacy or ineffectiveness of an acquired company's internal financial controls, disclosure controls and procedures, or environmental, health and safety, anti-corruption, human resource or other policies or practices;

- performance shortfalls as a result of the diversion of management's attention from the Company's operations;

- cultural challenges associated with integrating employees from the acquired business into our organization, and incentivization and retention of employees from the businesses we acquire; and

- difficulties associated with the retention and transition of new customers and partners into our existing business.

If we fail to address these risks, we may not be able to realize the anticipated benefits of such acquisitions or investments and incur unanticipated liabilities and substantial costs, materially harming our business in the process.

Our acquisitions could also result in one or more of the following: dilutive issuances of our equity securities, additional debt, contingent liabilities, amortization expenses, impairment charges and restructuring charges, any of which could harm our financial condition. Also, due to prevailing conditions in the credit market and our existing leverage, the financing of any such acquisition may be difficult to obtain, and the terms of any such financing may not be favorable.

We are exposed to risks associated with volatility in the global economy.

We rely heavily on OEM customers for the success of our business. The success of OEMs' business is, in turn, directly related to the success of IDMs and other chipmakers, whose customers are engaged in consumer-facing businesses. Much of our success, therefore, depends on consumer spending and capital expenditures by retail businesses. Uncertainty regarding the global economy may exacerbate negative trends in business and consumer spending, which may cause, and have caused in the past, our customers to scale back operations, reduce capital expenditures, exit businesses, move capacity to other manufacturers, in-source capacity or file for bankruptcy protection and potentially cease operations. Our customers may then be forced, and have been forced in the past, to push out, cancel or refrain from placing orders for our products or services. These conditions may also similarly affect, and have affected in the past, key suppliers, impairing their ability to timely deliver components or raw materials. We will then be forced to procure components or raw materials from higher-

cost suppliers or reconfigure the design and manufacture of our products or services, which may eventually lead, and have led in the past, to our failure to fill customer orders. Recent inflationary trends have had, and could continue to have, a negative impact on many aspects of our cost structure.

We have established and, as circumstances may require, intend to expand our operations globally, which exposes us to risks associated with operating in foreign countries.

We generated approximately 75.9% and 73.0% of our revenues in international markets for fiscal years 2025 and 2024, respectively. Depending on market conditions, we intend to further expand our operations in Asia Pacific and EMEA. The carrying amount of our fixed assets in Asia Pacific and EMEA were $120.2 million and $83.0 million, respectively as of December 26, 2025, and $121.0 million and $84.5 million, respectively as of December 27, 2024.

We are exposed to political, economic, legal and other risks associated with operating in Asia and EMEA, including:

- foreign currency exchange fluctuations;

- political, civil, public health and economic instability, such as the one resulting from the conflict between Israel and Hamas-led groups that started in 2023;

- restrictive governmental actions, such as restrictions on the transfer or repatriation of funds and foreign investments, import/export restrictions and quotas, and customs duties and tariffs;

- uncertainty regarding social, political and trade policies in the United States and abroad;

- timing and availability of export licenses;

- disruptions due to developing domestic infrastructure in countries like China, including transportation and energy;

- difficulties in developing relationships with local suppliers, attracting new international customers, conducting due diligence with respect to business partners in certain international markets, collecting accounts receivables, and staffing and managing distant international subsidiaries and branch operations;

- the burden of complying with foreign and international laws and treaties;

- legal systems potentially subject to undue influence or corruption; and

- potentially adverse tax consequences, including restrictions on the repatriation of earnings to the United States.

Negative or uncertain global conditions could prevent us (and have prevented us in the past) from accurately forecasting demand for our products and services. In addition, a shift in the mix of orders from our customers away from low-cost markets to higher cost markets could adversely affect our operating margins.

Our operations in Asia Pacific and EMEA are subject to U.S. regulations governing equipment export. These laws are complex and require us to obtain export licenses, a failure of which could expose us to fines, penalties and export ban. The U.S. Department of Commerce continually updates and often expands the list of entities, to whom U.S. companies cannot sell certain products or provide certain services without a license from the Department of Commerce. These rules and regulatory changes could have material adverse impact on the result of our operations, and have changed our business forecast in the past.

Over the past several years, some foreign government authorities, including those in China and South Korea, have pursued economic reform policies by promoting local businesses and local economic activity. Without notice, these government authorities may continue or alter these policies to our detriment, including imposition of confiscatory taxation policies, new restrictions on currency conversion, and limitations on sources of supply.

We are subject to various laws and regulations of the countries where we conduct business, including laws and regulations relative to anti-corruption and anti-bribery, antitrust and competition, data privacy, and export regulations. These foreign laws and regulations are constantly evolving and may, in some cases, conflict with each other. Although our compliance policies against unethical business practices apply to all our employees and agents, any violation of these policies by a rogue employee or agent may expose us to enforcement actions under these laws and regulations.

Other changes in U.S. or international social, political, regulatory and economic conditions or laws and policies governing tax laws, foreign trade, manufacturing, and development and investment in the countries where we or our customers operate could also adversely affect our operating results and our business. International trade disputes could result, and have resulted in the past, in increases in tariffs and other trade restrictions and protectionist measures that could adversely impact our operations and reduce the competitiveness of our products relative to local and global competitors.

We could be adversely affected by risks associated with joint ventures, including those in the Asian markets.

From time to time, we may seek to expand our business through investments in joint ventures with complementary businesses, technologies, services or products, in both new and existing market categories and geographic regions. Our investments in joint ventures are subject to a number of risks, including many of the same risks that we encounter in our acquisition activities. In particular, we participate in a joint venture with Cinos Co., Ltd. ("Cinos Korea") in South Korea and Cinos Xi'an in China. The success of these joint ventures will continue to demand significant management and capital resources, and effective management of those risks inherent in overseas joint venture operations, including: protection of our intellectual property; economic, political and labor instability; language and cultural differences; contractual enforcement issues; and managing product development, operations and sales activities that are physically far removed from our headquarters and have historically been centralized with local management. In addition, from time to time in the future, our joint venture partners may have economic or business interests that are different from ours. If each joint venture business does not progress according to our plans and anticipated timing, our investment in the joint ventures may not be successful.

The industries in which we participate are highly competitive and rapidly evolving.

We face intense competition from subsystem and component manufacturers in the industries we serve. Increased competition could result, and has resulted in the past, in price reductions, reduced gross margins or loss of market share. Competitors may introduce new products in the markets currently being served by our products. These new products may have better performance, lower prices and achieve broader market acceptance than our products. Further, since our customers generally own the designs and other intellectual property to the products we manufacture on their behalf, we cannot prevent them from licensing such designs and other intellectual property to our competitors for the manufacture of such products. Similarly, while the cleaning and analytical processes we utilize are proprietary to us, OEMs are looking to increase their maintenance services and could create proprietary cleaning processes with competitors, limiting our ability to compete for future business.

Our competitors may have greater financial, technical, manufacturing and marketing resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion, sale and support of their products and services, and reduce prices to increase market share. Moreover, there may be merger and acquisition activities among our competitors and potential competitors that may provide our competitors and potential competitors an advantage over us by enabling them to expand their product offerings and service capabilities to meet a broader range of customer needs. Further, if one of our customers develops or acquires the internal capability to develop and produce critical subsystems that we produce, or cleaning, coating and analytical services we provide, the loss of that customer could have a material adverse effect on our business, financial condition and operating results.

If our new products are not accepted by OEMs or other customers or if we are unable to obtain historical margins on our new products, our operating results would be adversely impacted.

We design, develop and market critical subsystems and proprietary cleaning, coating and analytical services to OEMs, IDMs and other customers. The introduction of new products and processes is inherently risky because it is difficult to foresee the adoption of new standards, coordinate our technical personnel and strategic relationships and win acceptance of new products by our customers. We may ultimately not be able to recoup design and development expenditures. For several quarters following their introduction, newly introduced products typically carry lower gross margins than existing products. If any of our new systems or subsystems are not successful in the market, or if we are unable to obtain gross margins on new products that are similar to the gross margins we have historically achieved, our business, operating results and financial condition could be adversely affected.

If we do not keep pace with developments in the industries we serve and with technological innovation generally, our products may not be competitive.

Rapid technological innovation in the markets we serve (for example, the recent proliferation of artificial intelligence) requires us to anticipate and respond quickly to evolving customer requirements and could render our current product or service offerings and technology obsolete. Technological innovations are inherently complex. We believe that our future success will depend upon our ability to timely design, engineer and manufacture products and services that meet the changing needs of our customers. If we are unable to integrate new technical specifications into competitive product and service designs, develop the technical capabilities necessary to manufacture new products or provide new services or make necessary modifications or enhancements to existing products or services, our business prospects could be harmed.

The timely development of new or enhanced products and services requires us to:

- design innovative and performance-enhancing features to differentiate our products and services;

- identify emerging technological trends, including new standards for our products and services;

- accurately identify and design new products and services to meet market needs;

- timely and efficiently collaborate with OEMs and IDMs to design and develop products and services;

- timely ramp-up production of new products, especially new subsystems, at acceptable yields and costs;

- successfully manage development production cycles; and

- respond effectively to technological changes or product or service announcements by others.

We must achieve design wins to retain our existing customers and to obtain new customers.

New capital equipment typically has a lifespan of several years, and OEMs frequently specify which systems, subsystems, components and instruments are to be incorporated in their equipment. Once incorporated, the OEM will likely maintain that same composition of products for at least several months. IDMs typically establish cleaning, coating, and analytical services as they develop and qualify new chip designs for production. Once a cleaned or coated part has been qualified, the refurbishment processes used to clean or coat the qualified part will likely continue to be used. Accordingly, it is important that our products and services are designed into the new capital equipment and new chip designs (known as a "design win"), to retain our existing customers and to obtain new customers.

We incur technology development and sales expenses with no assurance that our products will ultimately be designed into an OEM's capital equipment or into an IDM's manufacturing process. Further, developing new customer relationships, as well as maintaining and increasing our market share with existing customers, requires a substantial investment of our sales, engineering and management resources without any assurance from prospective customers that they will place orders. We believe that OEMs and IDMs often consider long-term relationships in selecting and placing orders, which could mean we may have difficulty achieving design wins from OEMs and IDMs that are not our current customers.

We are exposed to risks related to the adoption and use of artificial intelligence

We are subject to various risks associated with the adoption and utilization of artificial intelligence ("AI") technologies by both our company and our competitors. While we have implemented strict limitations and guidelines, we permit our employees to use certain AI capabilities in their job functions. The inherent complexity and rapid evolution of AI technology may hinder our ability to effectively implement these capabilities, potentially leading to significant costs without corresponding benefits to our business or customer value. Our AI implementations may result in errors or unintended outcomes due to algorithmic flaws, inadequate training data, or inherent biases, which could expose us to liability and reputational damage. Additionally, we face competitive risks if our adoption of AI or other machine learning technologies is not done timely or as effective as that of our competitors. AI technology also presents unique challenges related to data privacy, cybersecurity, and ethical considerations, which could impact our business operations. The regulatory landscape is continuously evolving, with new laws and regulations being proposed or enacted in various jurisdictions. Compliance with these diverse requirements could increase our operational costs, and any actual or perceived regulatory violations could subject us to enforcement actions, penalties, and reputational harm. The combined effect of these interrelated risks could materially and adversely affect our business operations, financial condition, and competitive position.

Operational Risks

Our dependence on our suppliers may prevent us from delivering an acceptable product on a timely basis.

For many of the components and raw materials we use in our products and services, we rely on both single-source and sole-source suppliers, many of whom have been specifically designated by our customers. If a supplier, who may not be under any long-term supply obligations, fails to provide the necessary volume of components or raw materials in a timely manner at acceptable prices and quality, we would be forced to identify and qualify alternative sources. The process of qualifying new suppliers for complex components and raw materials is lengthy and could delay our production or delivery of services. Fluid Solutions, for example, is susceptible to experiencing sharp price fluctuations in raw materials, which can significantly affect, and has affected in the past, its cost of revenue and could erode profitability and competitiveness. For example, one of our key suppliers was the target of a ransomware attack, which had a negative impact on our ability to procure the necessary volume of components to meet our projected production level.

We may also experience difficulty in obtaining sufficient quantities of components and raw materials in times of growth in our business. In the past, we have experienced shortages in supplies of various components, such as mass flow controllers, valves and regulators, and certain prefabricated parts, such as sheet metal enclosures, used in the manufacture of our products. Some of the suppliers designated by our customers are also our competitors, which presents a special challenge for us to procure the components in sufficient quantity to meet the customer demand. If we, or our suppliers, are unable to procure sufficient quantities of supplies, components or raw materials, our customers could delay or cancel orders or service contracts.

The manufacturing of our products and the services we provide are highly complex, and if we are not able to manage our manufacturing and procurement process effectively, our business and operating results will suffer.

The manufacturing of our products is a highly complex process. The services we provide are also highly complex, and dependent upon procuring specialty materials necessary to correctly perform such complex services with precision. Both the manufacturing of our products and the services we provide involve the integration of multiple components and require effective management of our supply chain to meet our customers' design-to-delivery cycle time requirements. Through the course of the manufacturing process, our customers may modify design and system configurations in response to changes in their own customers' requirements. In order to respond to these modifications and deliver our products in a timely manner, we must effectively manage our manufacturing and procurement processes, the failure of which can lead to a loss of business and reputational damage. We may also be liable for certain damages under our agreements with our customers, if we or our suppliers fail to effectively or timely re-configure manufacturing processes or components in response to these modifications.

Incomplete or unsuccessful implementation and integration of a company-wide enterprise resource planning ("ERP") system could adversely affect our operating results.

We are continuing to implement and integrate a company-wide ERP system. This process has been and continues to be complex and time-consuming and we expect to incur additional capital outlays and expenses. This ERP system will replace or interface with our existing operating and financial systems, which has been and is a major undertaking from a financial management and personnel perspective. Should the ERP system not be implemented or integrated successfully throughout all our business units on time and within budget, or if the system does not perform in a satisfactory manner, it could be disruptive and adversely affect our operations, including our ability to: (i) report accurate, timely and consistent financial results; (ii) purchase supplies, components and raw materials from our suppliers; and (iii) deliver products and services to customers on a timely basis and to collect our receivables from them. We have teams leading the implementation of the ERP system at most of our locations, and the integration of acquired entities onto our ERP platform. To the extent these teams or key individuals are not retained through the implementation process, the success of our implementation could be compromised and the expected benefits of the ERP system may not be realized.

We may identify material weaknesses in our internal control over financial reporting or otherwise fail to maintain effective internal controls, which could adversely affect our financial reporting, our reputation, operations, and stock price.

Maintaining effective internal controls over financial reporting is essential to providing reliable and timely financial reports and, together with adequate disclosure controls and procedures, detecting and preventing fraud. Section 404 of the Sarbanes-Oxley Act of 2002 requires both management and our independent registered public accounting firm to evaluate and report on our internal control over financial reporting. Designing, implementing, maintaining, and continuously improving our internal controls requires significant management attention and company resources. Failure to maintain existing or implement new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our reporting obligations.

Although we have successfully remediated the material weaknesses identified in our Annual Report on Form 10-K for the year ended December 27, 2024, there can be no assurance that additional material weaknesses will not be identified in the future. As our business grows and evolves, our control environment must adapt to changes in our operations, systems, transaction complexity, and regulatory requirements. Failure to identify risks, implement necessary control changes, or maintain existing controls could result in new control deficiencies. If we identify material weaknesses in the future, and are unable to remediate those material weaknesses, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the SEC, could be adversely affected and could reduce the market's confidence in our financial statements and harm our stock price.

We are subject to order and shipment uncertainties and any significant reductions, cancellations or delays in customer orders could cause our revenue to decline and our operating results to suffer.

Forecasting our revenue can be challenging because we generally do not have a material backlog of unfilled orders and because of the short time frame within which we are often required to design, produce or deliver products to our customers. Much of our revenue depends on customer orders that we receive and fulfill in the same quarter. We generally do not have long-term purchase orders or contracts that contain minimum purchase commitments. Instead, we typically plan around non-binding volume forecasts we receive from our customers, and we sometimes order and build component inventory in advance of the receipt of actual customer orders. Customers may cancel order forecasts, change production quantities from forecasted volumes, or delay production for reasons beyond our control, for which we usually are not entitled to compensation. Reductions, cancellations or delays in forecasted orders could cause us to hold inventory longer than anticipated, which could reduce our gross profit, restrict our ability to fund our operations and cause us to incur unanticipated reductions or delays in revenue. Moreover, many of the products we manufacture are custom built for our customers and are therefore not fungible with products we sell to other customers. If we do not obtain orders as we anticipate, we could have excess component inventory for a customized product that we would not be able to sell to another customer, likely resulting in inventory write-offs. In addition, because many of our costs are fixed in the short term, we could experience, and have experienced in the past, deterioration in our gross profit and operating margins when our sales volume declines.

Any significant damage or loss of customer and supplier property held at our facilities could cause our operating results to suffer.

In connection with both our Products and Services businesses, we hold meaningful amounts of property owned by our customers and suppliers at our facilities. This includes customer components and assemblies across our product lines, as well as supplier-owned inventory and materials consigned to us for manufacturing or service operations. We face a number of risks related to safeguarding this third-party property, including the risk of mishandling or damaging customer parts, any of which could be materially harmful for our business.

The results of our operations, financial position and cash flows may suffer if we do not effectively manage our inventory.

Inventory is one of the largest assets on our balance sheet, representing 22.6% of our total assets as of December 26, 2025. Effective management of raw materials, work-in-process and finished goods is imperative to keep inventory costs down and maintain or improve gross margins, all the while meeting changing customer requirements.

The industries we serve have been highly cyclical, which makes accurately forecasting customers' needs difficult. Although we seek to maintain sufficient inventory of materials to guard against interruptions in supply and meet our customers' needs, we may experience shortages of certain key materials, particularly in times of high industry demand. We also often face long lead times from our suppliers, which may be longer than the lead times provided to us by our customers. If we underestimate customer demand or if such demand exceeds our manufacturing capacity or available raw materials, we may lose sales opportunities and market share and potentially damage our relationships with customers.

An overestimation of customer demand may result in allocation of resources for products that we may not be able to sell, and we may be forced to hold excess or obsolete inventory. Our products can become obsolete when customers change their specifications, or become excess inventory due to a decrease in demand. Furthermore, if market prices drop below the prices at which we value our inventory, we would need to take a charge for a reduction in inventory values in accordance with the applicable accounting rules. Any unexpected changes in demand or increases in manufacturing costs that cause us to take additional charges for un-saleable, obsolete or excess inventory, or to reduce inventory values, would adversely affect our results of operations.

We hold our inventory at various manufacturing sites around the globe and many of these sites have more than one warehouse. We rely upon our IT systems and internal controls to accurately and timely manage, store and replenish inventory, complete and track customer orders, coordinate sales activities across all of our products, and maintain and report vital data and information. A disruption in our IT systems or a failure of our internal controls could result, and have resulted in the past, in delays in receiving inventory and supplies, delays in filling customer orders, incorrect inventory counts, over or under stocking, and loss of inventory.

Our customers require our products to undergo a lengthy and expensive qualification process. Any delay or failure in this process could result in a material financial harm.

We have had to qualify as a supplier, and maintain that status, for each of our customers. This is often a lengthy process that normally involves customer inspection and approval of our engineering, documentation, manufacturing and quality

control procedures before the customer will place volume orders. Such qualification requirements limit our ability to quickly add new customers to offset any loss of, or reduction in sales to, existing customers. Moreover, if we fail to maintain our status as a qualified supplier to any of our customers, such customer could cancel its orders or otherwise terminate its relationship with us.

Defects in our products or services could damage our reputation, decrease market acceptance of our products, release hazardous materials, and result in litigation, indemnification liability or unexpected warranty claims.

A number of factors, including design flaws, material and component failures, workmanship issues, contamination in the manufacturing, cleaning, coating or analytical environment, impurities in the materials or chemicals used, equipment failures, and unknown sensitivities to process conditions, such as temperature and humidity, may cause our products to contain undetected errors or defects. Problems with our products may:

- cause delays in product introductions and shipments for us or our customers;

- result in increased costs and diversion of development resources (for design modifications and others);

- cause us to incur increased charges due to unusable inventory;

- result in liability for the unintended release of hazardous materials through the defective products, which can cause serious injury or death;

- create indemnification and warranty claims for rework, replacement or other damages, which can be significant if our products have already been installed in a fabrication facility;

- decrease market acceptance of, or customer satisfaction with, our products; and

- result in lower yields for semiconductor manufacturers.

Our business may be adversely affected by IT disruptions, including by impairing our ability to effectively deliver our products or services, which could cause us to lose customers.

The manufacture and delivery of our products, the provision of our services and our financial reporting depend on the continuing operation of our technology infrastructure and systems, particularly our data center located in California. We face evolving and increasing cybersecurity threats, including ransomware attacks, malware, denial-of-service attacks, social engineering (including phishing), supply chain attacks, and other attempts to gain unauthorized access to our systems and data. Any damage to or failure of our systems could result in interruptions in our ability to manufacture or deliver products or services, or adversely impact our ability to accurately and timely report our financial results. Interruptions could reduce our sales and profits, and our systems could be perceived as unreliable. Our systems and operations are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, hardware or software failures, telecommunications failures, cyber attacks, and similar events. Some of the critical components of our system are not redundant and we currently do not have a backup data center.

Cybersecurity incidents, in particular, are evolving and include, but are not limited to, malicious software attacks, attempts to gain unauthorized access to systems and data, and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and corruption of data (our own or that of third parties). Under the supervision of our Chief Information Officer and Chief Information Security Officer, we have adopted certain measures to combat potential cyberattacks and information espionage, including implementation of certain security tools to detect nefarious activities within our system. Yet, given the unpredictability of the timing, nature and scope of such cybersecurity disruptions, and given those cyberattacks targeting those systems outside of our direct control (such as our supply chain's infrastructure), we could experience detrimental impacts on our operations or ability to provide products and services to our customers (such as production downtimes and operational delays), misappropriation, destruction or corruption of confidential information or other data, security breaches, other manipulation or improper use of our systems or networks, financial losses from remedial actions, and/or reputational harm, any of which could have a material adverse effect on our business.

Frequent or persistent system failures could brand our products or services unattractive to customers, which may be difficult to reverse. Any steps we take to increase the reliability and redundancy of our systems may be expensive, reduce our operating margin and may not be successful in reducing the frequency or duration of unscheduled interruptions.

Our business is largely dependent on the know-how of our employees, and we generally do not have an intellectual property position that is protected by patents.

Our business is largely dependent upon our design, engineering, manufacturing, chemical processing, analytical and testing know-how. We rely on a combination of trade secrets and contractual confidentiality provisions and, to a much lesser extent, patents, copyrights and trademarks to protect our proprietary rights. Confidentiality agreements with our employees and others may not adequately prevent disclosure of trade secrets and other proprietary information. Accordingly, our intellectual property position is more vulnerable than it would be if it were protected primarily by patents. If we fail to protect our proprietary rights successfully, our competitive position could suffer. We may be required to spend significant resources to monitor and protect our proprietary rights, and, in the event infringement or breach of our proprietary rights occurs, our competitive position in the market may be harmed. In addition, competitors may design around our technology or develop competing technologies and know-how.

The technology labor market is very competitive, and we must hire, promote and retain key personnel.

Our future success depends in part on the continued service of our key executive officers, as well as our research, engineering, sales, manufacturing and administrative personnel, most of whom are not subject to employment or non-competition agreements. In addition, the competition for qualified personnel in the technology industry is intense, and we operate in geographic locations in which labor markets are particularly competitive.

Our business is particularly dependent on expertise which only a limited number of engineers possess. The loss of any of our key employees and officers, including our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, any of our Executive or Senior Vice Presidents or any of our key senior managers, or the failure to attract, promote and retain qualified employees, could adversely affect our business. Also, uncertainty and disruption to our organization as a result of executive management transition could divert the executive management's attention away from key areas of our business and have a material adverse effect on our business.

Our business is subject to risks from natural disasters, infrastructure failures, and geopolitical conflicts, such as armed conflicts or terrorism.

Our facilities may experience catastrophic losses from natural disasters or other causalities, such as earthquakes, storms, floods, fires, public health epidemics, labor disruptions, power outages, terrorist attacks or political unrest, any of which could disrupt operations, delay production and shipments, and result in significant repair expenses. We have facilities in areas with elevated seismic activity, including Hayward, California, and our Taiwan facilities in Hsinchu and Tainan. We have also experienced fires and extended power outages at our facilities. Our insurance policies do not fully cover losses from earthquakes, other natural disasters, or power loss, leaving us exposed to substantial uninsured costs. Our Fluid Solutions business operations are concentrated in Israel, where key employees, offices and production facilities are located. The region faces ongoing armed conflict and security threats that directly impact our operations. While a phased ceasefire agreement between Israel and Hamas took effect in October 2025, the situation remains fragile with continued violence, miliary activity, and restrictions on movement and commerce. This instability has disrupted and may continue to disrupt our workforce availability, our ability to ship products to customers, and our ability to receive materials from suppliers.

In addition, our suppliers experiencing natural disasters or geopolitical disruptions may not be able to provide sufficient components or raw materials in a timely manner, which can cause disruptions to our operations.

Legal and Regulatory Risks

Growing uncertainties with U.S. trade policies and export regulations with regard to China have adversely impacted and could continue to adversely impact us.

We and our customers have significant operations in China. The extent of the impact of the ongoing trade tension between the United States and China on our sales and operations is difficult to predict. Since December 2024, the U.S. Department of Commerce has significantly expanded export license requirements on certain semiconductor goods and technologies sold to China, and has added over 140 Chinese entities to its Entity List. Although the U.S. and China agreed to temporarily suspend certain export control measures in October 2025, this limited relief does not resolve the underlying regulatory restrictions or uncertainty. These evolving regulations have created ongoing uncertainty for our operations in China, as the full scope and extent of current and future license requirements remain uncertain, and may change over time. Obtaining these export licenses remains difficult for us and/or our customers, and any delays (or denial) in the approval process could disrupt our supply chains and negatively impact production schedules. For example, the utilization rate of our manufacturing subsidiary in China may be negatively impacted if we would not be able to support our customers with goods and services originating out of that location.

Additionally, tariffs and retaliatory tariffs levied by the United States and China on certain raw materials have in the past increased the cost of materials for our products. If U.S. - China tensions escalate, we may experience additional taxes and tariffs on raw materials sourced from China, which could render our products less competitive and/or profitable.

Third parties may claim we are infringing their intellectual property, which could subject us to litigations or licensing expenses, and we may be prevented from selling our products if any such claims prove successful.

We have in the past and may in the future receive claims that our products, processes or technologies infringe the patents or other proprietary rights of third parties. Any litigation regarding third party patents or other intellectual property rights could be costly and time-consuming and divert our key resources from our business operations. The complexity of the technology involved in our products and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement may also require us to enter into costly license agreements, possibly on terms unacceptable to us. We also may be subject to significant damages or injunctions against the development, manufacture and sale of certain of our products if any such claims prove successful. We also rely on design specifications and other proprietary information provided by our customers to manufacture products for such customers. While many of our customers are contractually obligated to indemnify us for the costs to defend third party claims arising out of our use of the information provided by the customers, the indemnified amount may not be enough to make us whole, or if our customers refuse to honor its obligations, we could end up in costly litigations both to defend against such third-party claims and to enforce our contractual indemnification rights.

We may become involved in litigations and regulatory proceedings, which could require significant attention from our management and result in significant expense to us and disruptions to our business.

In addition to any litigation related to our intellectual property rights, we have been in the past and may in the future be named as a defendant in other lawsuits and regulatory actions relating to our business, such as commercial contract claims, environmental compliance claims, employment claims, class action litigations, and tax examinations, any one of which may expose us to significant damages and reputational harm. The outcome of such litigations and regulatory proceedings is difficult to predict. An unfavorable outcome could have a material adverse effect on our business, including limiting our ability to engage in certain business activities. In addition, such proceedings are often expensive, time-consuming and disruptive to normal business operations and require significant attention from our management. For example, we incurred costs responding to a subpoena received from the SEC related to the material weaknesses identified in our 2022 and 2023 annual reports and the change of our independent auditors.

Any environmental contamination at any of our production facilities could result in substantial liabilities.

Our facilities use substances regulated under various foreign, federal, state and local environmental laws and regulations. We may not always be aware of, or in compliance with, all environmental laws or regulations, and our failure or inability to comply with existing or future environmental requirements could result in significant remediation and other liabilities, imposition of fines, and suspension of our services and products.

Certain regulations related to conflict minerals could adversely impact our business.

We use conflict minerals in manufacturing our products. As a result, we are required to perform ongoing due diligence on our supply chain and publicly disclose the nature and results of such efforts. Our most recent disclosure was filed on Form SD on May 30, 2024, noting that we could not yet determine whether the conflict minerals we source were, directly or indirectly, used to finance or benefit armed groups in the Democratic Republic of Congo and its adjoining countries. There have been and there will be costs associated with complying with these disclosure requirements to determine the sources of conflict minerals used in our products, and potential changes to products, processes or sources of supply as a consequence of such verification activities. Complying with these rules could adversely affect the sourcing, supply and pricing of materials used in our products and result in substantial additional costs. As there may be only a limited number of suppliers offering "conflict free" conflict minerals, we are not certain that we will be able to obtain the conflict minerals from such suppliers in sufficient quantities or at competitive prices. We may also face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products. If we are unable to comply with these disclosure rules (which themselves may be subject to potential re-formulation by the new administration), we could be subject to enforcement actions by the SEC and liability under the Securities Exchange Act of 1934, which could result in material adverse consequences to our business, as well as significant fines and penalties.

Financial, Tax and Capital Markets Risks

We have significant existing indebtedness; the restrictive covenants under our credit agreement or other limitations on financing may limit our ability to expand or pursue our business strategy; if we are forced to pay our indebtedness prior to its maturity, our financial position could be materially and adversely affected.

As of December 26, 2025, we have gross debt of $481.4 million less unamortized debt costs of $4.5 million.

Our indebtedness could have adverse consequences, including: allotment of a portion of our cash to interest and principal payments, which cash therefore will not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes; and inability to obtain additional financing in the future, if needed. If we are unable to meet our debt obligations as they come due, we could be forced to restructure or refinance such obligations, seek additional equity financing, incur additional debt or sell assets, which we may not be able to do on satisfactory terms, if at all.

Our credit agreement contains certain covenants that restrict our ability to take certain actions, including incurring additional debt, providing guarantees, creating liens, making certain investments, engaging in transactions with affiliates and engaging in certain mergers and acquisitions. We are also required to comply with certain financial covenants, including the maintenance of a maximum consolidated total gross leverage ratio and a minimum fixed charge coverage ratio. Failure to comply with these covenants could result in the acceleration of all of our indebtedness, which could materially and adversely affect our financial health. As long as our indebtedness remains outstanding, the restrictive covenants and mandatory prepayment provisions could impair our ability to expand or pursue our business strategies or obtain additional funding.

Insufficient cash flow from operations could limit our ability to fund capital expenditures, strategic acquisitions, or growth initiatives.

We made capital expenditures of approximately $50.3 million and $63.5 million in fiscal years 2025 and 2024, respectively, primarily for manufacturing facility investments in the United States, Ireland and Malaysia, and for information technology infrastructure improvements, including ERP system upgrades and integration of acquired entities onto our platforms. Our future cash requirements will depend on many factors, including the following capital expenditures: expansion of manufacturing in Malaysia and other locations as part of our strategic growth plan; enhancement of IT systems and cybersecurity infrastructure; manufacturing process changes and facility modifications required to meeting evolving customer requirements; and timing of new product introductions. Our cash requirements will also depend on the following operating and strategic expenditures: integration costs for acquisitions, including IT systems consolidation; product development and engineering investments; and ongoing IT maintenance and cybersecurity operations.

If cash generated from operations is insufficient to fund these requirements, we may need to raise additional capital through public or private equity or debt financing. Such financing may not be available on acceptable terms, or at all. Equity financing would dilute existing stockholders, while debt financing would likely impose restrictive covenants that limit our operational flexibility. Additionally, strategic acquisitions or significant capital expenditures may require consent from our existing lenders under our credit facilities. If we cannot secure adequate financing when needed, we may not be able to develop or enhance products, pursue strategic opportunities, maintain competitive manufacturing capacity, or respond effectively to competitive pressures or changing market conditions.

Our quarterly revenue and operating results could fluctuate significantly from period to period, and this may cause volatility in our common stock price.

Our quarterly revenue and operating results, including our gross margin, have fluctuated significantly in the past, and we expect them to continue to fluctuate in the future for a variety of reasons, which may include:

- the cyclical nature of the industries we serve that frequently oscillates between downturn and growth;

- changes in the timing and size, or cancellation or postponement, of orders by our customers;

- strategic decisions by our customers to terminate their outsourcing relationship with us or give market share to our competitors, which may result from decreased demand for our customers' products by end customers;

- strategic consolidation by our customers;

- pricing pressure from either our competitors or our customers;

- disruptions or delays in the manufacturing of our products or in the supply of components or raw materials;

- introduction of new products or services;

- delays in production ramp-up, low yields or other problems experienced at our manufacturing facilities;

- changes in design-to-delivery cycle times;

- inability to reduce our costs quickly, commensurate with reductions in our prices or in response to decreased demand;

- changes in our product and/or service mix;

- write-offs of excess or obsolete inventory;

- one-time expenses or charges associated with failed acquisition negotiations or completed acquisitions;

- inability to control our operating costs consistent with target levels;

- announcements by our competitors of new products, services or technological innovations; and

- geographic mix of customer orders or worldwide earnings.

As a result of the foregoing, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful and that these comparisons may not be an accurate indicator of our future performance. Changes in the timing or terms of a small number of transactions could disproportionately affect our operating results in any particular quarter. Moreover, our operating results in one or more future quarters may fail to meet our guidance or the expectations of securities analysts or investors. If this occurs, we would expect to experience an immediate and significant decline in the trading price of our common stock.

We cannot guarantee that our share repurchase program will be fully consummated or that it will enhance long-term stockholder value.

We have a stock repurchase program under which we are authorized to repurchase our common stock. Our repurchase program may be suspended or terminated at any time. Even if our stock repurchase program is fully implemented, it may not enhance long-term stockholder value. Also, the amount, timing, and execution of our stock repurchase programs may fluctuate based on our priorities for the use of cash for other purposes and because of changes in cash flows, tax laws, and the market price of our common stock.

If we were required to impair all or part of our goodwill and/or our acquired intangible assets, our net income and net worth could be materially adversely affected.

We had $114.2 million of goodwill recorded on our Consolidated Balance Sheet as of December 26, 2025. Goodwill represents the excess of cost over the fair market value of net tangible and finite lived, identifiable intangible assets acquired in business combinations. If our market capitalization drops significantly below the amount of net equity recorded on our balance sheet, it could indicate a decline in our value and would require us to further evaluate whether our goodwill has been impaired. During the fourth quarter of each year, we perform an annual review of our goodwill and acquired intangible assets to determine if they have become impaired. We also conduct the same evaluation whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we were required to impair all or a significant part of our goodwill and/or our acquired intangible assets, our financial results could be materially adversely affected.

During the second quarter of 2025, the Company experienced a sustained decline in the market price of its common stock. As a result, the Company's market capitalization became much closer to, and at times fell below, the carrying value of its net assets. The decline in market capitalization, combined with other factors specific to each reporting unit, such as changes in market conditions and financial performance, was identified as a triggering event under ASC 350, Intangibles— Goodwill and Other, requiring the Company to perform an interim goodwill impairment test.

The Company performed a quantitative goodwill impairment test for each of its four reporting units by comparing the estimated fair value of each reporting unit to its respective carrying value. Based on the results of this assessment, goodwill impairments were identified in the Fluid Solutions and Services reporting units. As a result, the Company recorded a total goodwill impairment charge of $151.1 million during the second quarter of 2025, of which $77.6 million was attributable to the Products segment and $73.5 million was attributable to the Services segment.

Fluctuations in foreign currency exchange rates may adversely affect our financial condition and results of operations.

The majority of our international revenues are denominated in U.S. Dollars. Many of the costs and expenses associated with our international operations are paid in foreign currencies, including Chinese Renminbi, Singapore Dollars, Japanese Yen, South Korean Won, Israeli New Shekel, Taiwanese Dollars, Malaysian Ringgits, Czech Korunas and Euro, and we expect our exposure to these foreign currencies to increase as we increase production in those regions. Changes in exchange rates among these foreign currencies may affect our revenue, cost of revenues, operating margins and tax.

We use derivative instruments, such as foreign currency forward contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not fully offset the adverse financial effects of unfavorable movements in foreign currency exchange rates over the time the hedges are in place.

Changes in tax rates or tax assets and liabilities could affect results of operations.

As a global company, we are subject to taxation in the United States and various other countries. Significant judgment is required to determine and estimate worldwide tax liabilities. Our annual and quarterly tax rates could be affected by numerous factors, including changes in applicable tax laws, the amount and composition of pre-tax income in countries with different tax rates, and valuation of our deferred tax assets and liabilities. Due to economic and political conditions, tax laws and tax rates for income taxes in various jurisdictions may be subject to significant changes. The Organization for Economic Co-operation and Development and the G20 Inclusive Framework on Base Erosion and Profit Shifting have developed Pillar Two proposals that establish a global minimum corporate tax rate of fifteen percent. Several countries in which we operate have adopted legislation implementing these rules, including Singapore and Malaysia where this legislation became effective January 1, 2025. We currently benefit from certain tax incentives in Singapore and Malaysia that result in effective tax rates below fifteen percent in those jurisdictions. The Pillar Two rules may result in additional top-up taxes in these and other jurisdictions, which could increase our overall effective tax rate and adversely affect our financial results.

We are subject to examinations of our income tax returns by domestic and foreign tax authorities. We regularly assess the likelihood of favorable or unfavorable outcomes resulting from these examinations to determine the adequacy of our provision for income taxes and have reserved for potential adjustments that may result from these examinations. There can be no assurance that any final determination will not be materially different from the treatment reflected in our historical income tax provisions and accruals, which could materially and adversely affect our financial condition and results of operations.

General Risk Factors

The market for our stock is subject to significant fluctuation.

The size of our public market capitalization is relatively small, and the average volume of our shares that are traded is relatively low. The market price of our common stock could be subject to significant fluctuations. Among the factors that could affect our stock price are:

- quarterly variations in our operating results;

- our ability to successfully introduce new products and services and manage new product transitions;

- changes in revenue or earnings estimates or publication of research reports by analysts;

- speculation in the press or investment community;

- strategic actions by us, our customers or our competitors, such as acquisitions or restructurings;

- announcements relating to any of our key customers, significant suppliers or the semiconductor manufacturing and capital equipment industry generally;

- the effects of war and terrorist attacks;

- domestic and international economic or political factors unrelated to our performance; and,

- the results of our operations not meeting our guidance or analysts' expectations.

The stock markets in general, and the markets for technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry analysts publish about us or our business. If any of the analysts issue an adverse opinion regarding our stock, our stock price would likely decline. Similarly, if these analysts cease publishing regular reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We do not currently intend to pay dividends on our common stock and, consequently, our shareholders' ability to achieve a return on their investment will depend on appreciation in the price of our common stock.

Given our current business plan to invest our earnings to fund our growth, we do not intend on declaring any dividends on UCT's common stock (which ability to do so is also restricted by the terms of our credit agreement). For the foreseeable future, therefore, any return on our shareholders' investment will depend exclusively on the capital appreciation of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

At UCT, cybersecurity risk management forms a critical component of UCT's overall enterprise risk management program. Led by our Chief Information Security Officer ("CISO"), who has over 20 years of experience in information security and technology leadership, and under the oversight of our Board of Directors, we have implemented processes to assess, identify, manage and report cybersecurity risks, which, together with our broader business continuity plans, aim to not only address immediate response to cybersecurity incidents but also ensure swift restoration of critical systems and the maintenance of core business functions in the face of digital threats. Our senior management and information technology ("IT") security teams devote considerable time and resources to conducting regular evaluations of our systems and implementing necessary enhancements to our security infrastructure to better guard against evolving cybersecurity threats. Our CISO, reporting directly to our Chief Information Officer ("CIO"), is responsible for designing, developing and implementing our overall information security program that sets forth a governance structure and processes to ensure regular risks assessments and timely reports regarding cybersecurity risks. We actively scan across our information infrastructure for security vulnerabilities inherent in our business as we rely extensively on information and technology systems for managing transactions, tracking financial performance, and storing sensitive data. We also continuously monitor and assess risks associated with the interconnected nature of many of our information and technology systems, such as ERP platforms, supply chain management systems, and electronic payment gateways. In the normal course of our monitoring process, our information security team also regularly conducts penetration testing of our business and information systems in close collaboration with a third-party expert, and promptly remediates identified vulnerabilities to prevent any potential compromise of our systems or data.

Using threat models and intelligence, we regularly assess a range of cyber threats, including hacking attempts, malware attacks, phishing schemes, infrastructure intrusions, and insider threats. In conjunction with our ongoing threat and vulnerability assessments, we evaluate the various ways, and the extent to which, cyberattacks may materially impact our business, including financial loss, regulatory penalties, reputation damage, and litigation risks. In this rapidly evolving cybersecurity environment, we recognize staying informed about emerging cybersecurity threats and industry best practices is an indispensable part of assessing and identifying cybersecurity risks, particularly within the manufacturing sector. Our involvement includes active participation in industry associations, sharing threat intelligence, and collaborating with regulatory bodies and law enforcement. This collaboration strengthens our defenses against potential threats to our financial and information systems.

As part of our ongoing commitment to maintain a robust cybersecurity program to protect all stakeholders, including our customers, investors, employees, and vendors, we have allocated significant resources to improve our IT security. We have deployed various protocols as part of a larger preventive framework against cyber threats, including advanced security technologies and services, firewalls outfitted with cutting-edge capabilities, layers of encryption protocols, Identity and Access Management ("IAM") controls, security monitoring tools, and multi-factor authentication. Our employees are required to complete cybersecurity best practice training on a regular basis (no less than once a year), the results of which are collected and reported to senior management for further evaluation. We regularly engage third-party experts to assess the effectiveness of our security protocols and infrastructure, to detect potential threats and assist with remediation efforts, and to generally monitor and adapt our cybersecurity protocols to constantly evolving cybersecurity threats. In addition, we have deployed a Third-Party Risk Management ("TPRM") tool that sends questionnaires to our vendors designed to assess their cybersecurity vulnerabilities. These and other cybersecurity risk management protocols at UCT are being governed by our comprehensive cybersecurity policies, plans and incident response playbooks, to manage both our preventive efforts against cyber threats and quick and effective response protocols in the event of cybersecurity breaches. In the event of an incident, we are prepared to follow the steps outlined in these playbooks, from initial detection to mitigation, as well as notification to all appropriate functions, including senior management and the Board.

Our Board of Directors has the overall oversight responsibility for our risk management, and delegates the cybersecurity and other risks relating to our information controls and security to our Audit Committee. Both the Audit Committee and the full Board regularly receive updates from our management on cybersecurity matters and our ongoing risk management efforts, and actively participate in ongoing discussions. In addition, the Board and the Compensation Committee review and approve the key performance indicators applicable to all management personnel responsible for effectively managing cybersecurity risk management programs at UCT, and engage in regular review of the Company's performance against those indicators.

We continue to face cybersecurity risks related to our business. While these risks have yet to materially affect us, we cannot guarantee that our ongoing and increasingly robust approach towards cybersecurity will be able to prevent

cybersecurity incidents that could have a material adverse effect on us. For additional information about cybersecurity risks we face, see the risk factor item "Our business may be adversely affected by IT disruptions, including by impairing our ability to effectively deliver our products or services, which could cause us to lose customers" in Item 1A-Risk Factors.

Item 2. Properties

UCT's headquarters is located in Hayward, California. This facility provides administrative, sales and support, engineering and technology development and manufacturing operations. This lease expires in 2027.

The Company has manufacturing and engineering facilities in California, Texas, Arizona, Israel, Oregon, China, Malaysia, Singapore, the United Kingdom, Thailand, Philippines and Czechia. The Company has parts cleaning, analytics and engineering facilities in Colorado, Arizona, California, Oregon, Maine, Texas, Ireland, Israel, Taiwan, South Korea, Singapore and China. These facilities have leases that expire on various dates through 2084 and are subject to periodic changes. We also own buildings and land that are located in South Korea, China and the United Kingdom. We believe that our existing facilities are well-maintained and in good operating condition.

Item 3. Legal Proceedings

From time to time, we are subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. Although the outcome of the various legal proceedings and claims cannot be predicted with certainty, we have not had a history of outcomes to date that have been material to our consolidated statement of operations and do not believe that any of these proceedings or other claims will have a material adverse effect on our consolidated financial condition or results of operations.

As previously disclosed in our Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2025, on March 24, 2025, a putative securities class action was filed against the Company and certain of its officers in the United States District Court for the Northern District of California, and on August 1, 2025, a derivative suit was filed against the Company's Board of Directors and the Company in the Superior Court of California, County of Alameda. Both lawsuits have been voluntarily dismissed on December 16, 2025 and December 26, 2025, respectively.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Stock Exchange Listing

Our common stock has been traded on the NASDAQ Global Market under the symbol "UCTT" since March 25, 2004. As of February 17, 2026 there were four holders of record of UCTT common stock.

Dividends on Common Stock

To date, we have not declared or paid cash dividends to our UCT stockholders and we do not intend to do so for the foreseeable future in order to retain earnings for use in our business. Our credit facility also limits our ability to pay dividends.

Repurchases of Common Stock

On October 20, 2022, the Board of Directors approved a share repurchase program authorizing the Company to purchase up to an aggregate of $150.0 million of the Company's common stock over a three-year period.

On October 23, 2025, the Board of Directors approved a renewal of the share repurchase program. The renewed program authorizes the Company to repurchase up to $150.0 million of the Company's common stock over a three year period.

This program may be suspended or discontinued at any time and does not obligate the Company to acquire any amount of common stock.

No shares were repurchased under this program for the three months ended December 26, 2025,

Stock Price Performance Graph

The following stock performance graph and related information shall not be deemed "soliciting material" or "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filings under the Securities Act of 1933 or the Exchange Act, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

The following stock performance graph compares the cumulative total stockholder returns during the period from December 25, 2020 to December 26, 2025, of our common stock to the NASDAQ Composite Index, the RDG Semiconductor Composite Index, and the PHLX Semiconductor Index. In addition to the RDG Semiconductor Composite Index, we have added the PHLX Semiconductor Index, which we believe better represents overall semiconductor industry performance. The comparison assumes $100 was invested on December 25, 2020, in our common stock and in each of the foregoing indices. The stock performance shown on the following graph represents historical stock performance and is not necessarily indicative of future stock price performance.



Comparison of 5 Year Cumulative Total Return*
Among Ultra Clean Holdings, Inc. the NASDAQ Composite Index, the RDG Semiconductor Composite
Index and the PHLX Semiconductor Index

- Ultra Clean Holdings, Inc.
- NASDAQ Composite
- RDG Semiconductor Composite
- PHLX Semiconductor Index

*Assumes $100 invested on December 25, 2020 in stock or index, including reinvestment of dividends.
Indexes calculated on month-end basis.

The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported by the NASDAQ Global Market:

	High	Low
Fiscal year 2024		
First quarter	$ 49.25	$ 31.01
Second quarter	$ 50.51	$ 38.16
Third quarter	$ 56.47	$ 32.33
Fourth quarter	$ 41.84	$ 32.08
Fiscal year 2025		
First quarter	$ 40.10	$ 21.91
Second quarter	$ 23.22	$ 16.66
Third quarter	$ 29.72	$ 21.28
Fourth quarter	$ 31.11	$ 21.49

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This section and other parts of this Annual Report on Form 10-K contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties. Forward-looking statements can also be identified by words such as *"expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," "continues," "may," "will be," "will continue," "will likely results,* and similar terms. Forward-looking statements are not guarantees of future performance and our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in "Item 1A — Risk Factors" above. The following discussion should be read in conjunction with the Consolidated Financial Statement and notes thereto included in Item 8 of this report. We assume no obligation to revise or update any forward-looking statements for any reason, except as required by law.

Overview

Ultra Clean Holdings, Inc., ("UCT", the "Company" or "We") is a leading developer and supplier of critical subsystems, components, parts, and ultra-high purity cleaning and analytical services primarily for the semiconductor industry. UCT offers its customers an integrated outsourced solution for major subassemblies, improved design-to-delivery cycle times, design for manufacturability, prototyping and part and component manufacturing, as well as tool chamber parts cleaning and coating, and micro-contamination analytical services. We report results for two segments: Products and Services. Our Products segment primarily designs, engineers and manufactures production tools, components and parts, and modules and subsystems for the semiconductor and display capital equipment markets. Products include chemical delivery modules, frame assemblies, gas delivery systems, fluid delivery systems, precision robotics, process modules as well as other high-level assemblies for wafer fabrication equipment ("WFE") and sub-fab support equipment. Our Services segment provides ultra-high purity parts cleaning, process tool part recoating, surface encapsulation and high sensitivity micro contamination analysis primarily for the semiconductor device makers and WFE markets.

We ship a majority of our products and provide most of our services to U.S. registered customers with both domestic and international locations. In addition to U.S. manufacturing and service operations, we manufacture products and provide parts cleaning and other related services in our Asia Pacific, Europe and Middle East ("EMEA") facilities to support local and U.S. based customers. We conduct our operating activities primarily through our subsidiaries.

Over the long-term, we believe the semiconductor market we serve will continue to grow due to multi-year industry demand from a broad range of drivers, such as new process architecture (e.g. gate all around) and memory devices (e.g. high bandwidth memory) necessary for cloud, artificial intelligence ("AI") and machine learning ("ML") applications. We also believe that semiconductor original equipment manufacturers ("OEM") are increasingly relying on partners like UCT to fulfill their expanding capacity requirements. Additionally, our Services business is benefiting as device manufacturers rely on precision cleaning and coating to achieve ever more advanced devices.

Critical Accounting Policies and Estimates

Our Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure at the date of our Consolidated Financial Statements. On an on-going basis, we evaluate our estimates and judgments, including those related to inventories, income taxes, business combinations, contingent earn-out liabilities and goodwill, intangible assets and long-lived assets. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis of our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We consider certain accounting policies related to revenue recognition, inventory valuation, accounting for income taxes, business combinations, valuation of goodwill, intangible assets and long-lived assets to be critical policies due to the estimates and judgments involved in each.

Revenue Recognition

Our revenues for fiscal years 2025, 2024 and 2023, were highly concentrated with a small number of OEM customers in the semiconductor capital equipment industry. We recognize revenue when promised goods or services (performance obligations) are transferred to a customer in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. We perform the following five steps to determine when to recognize revenue:

1. Identification of the contract(s) with customers – Our standard arrangement for our customers includes a signed purchase order or contract, no right of return of delivered products and no customer acceptance provisions. We assess collectability based on the creditworthiness of the customer and past transaction history. We perform on-going credit evaluations of, and do not require collateral from, our customers.

2. Identification of the performance obligations in the contract – Our performance obligations include delivery of promised goods or services.

3. Determination of the transaction price – The transaction price of our contracts with customers may include both fixed and variable consideration. We include variable consideration in the transaction price to the extent that it is probable that a significant reversal of revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved. We generally invoice our customers upon shipment of goods and completion of services with payment due within 30 to 90 days after issuance.

4. Allocation of the transaction price to the performance obligations in the contract – For contracts that contain multiple performance obligations, we allocate the transaction price to the performance obligations on a relative standalone selling price basis. For contracts with multiple performance obligations, we allocate the contract's transaction price to each performance obligation using the relative standalone selling price of each distinct good or service in the contract.

5. Recognition of revenue when, or as, a performance obligation is satisfied – We recognize revenue from products sold at a point in time when we have satisfied our performance obligation by transferring control of the goods to the customer, which typically occurs at shipment or delivery. Revenue from service agreements is recognized upon completion of the services, which typically occurs upon shipment to the customer.

Inventory Valuation

We write down the carrying value of our inventory to net realizable value for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and its estimated realizable value based upon inventory age and assumptions about future demand and market conditions. We assess the valuation of all inventories, including raw materials, work-in-process, finished goods and spare parts on a periodic basis.

Obsolete inventory or inventory in excess of our estimated usage is written down to its estimated market value less costs to sell, if less than its cost. The inventory write-downs are established on the basis of obsolete inventory or specifically identified inventory in excess of established usage. Inherent in our estimates of demand and market value in determining inventory valuation are estimates related to economic trends, market conditions, and future demand for our products. If actual demand and market conditions are less favorable than our projections, additional inventory write-downs may be required. If the inventory value is written down to its net realizable value, and subsequently there is an increased demand for the inventory at a higher value, the increased value of the inventory is not realized until the inventory is sold either as a component of a subsystem or as separate inventory.

Accounting for Income Taxes

The determination of our tax provision is highly dependent upon the geographic composition of worldwide earnings and tax regulations governing each region and is subject to judgments and estimates. Management carefully monitors the changes in many factors and adjusts the effective tax rate as required.

We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not more likely than not, we must increase our provision for taxes by recording a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be recoverable. In determining whether the realization of these deferred tax assets may be impaired, we make judgments with respect to whether we are likely to generate sufficient future taxable income to realize these assets. As of December 26, 2025, we maintained a full valuation allowance on our U.S. federal and state and on certain of our foreign deferred tax assets in the amount of $104.2 million as we believe it is more likely than not that these deferred tax assets will not be realized.

In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is

more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on the results of our operations and financial position. We believe we have adequately reserved for our uncertain tax positions; however, no assurance can be given that the final tax outcome of these matters will not be different than what we expect. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Business Combinations

In accordance with accounting for business combinations, we allocate the purchase price of acquired companies to the identified tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. We may engage third-party valuation firms to assist management in reviewing management's identification and determination of the fair values of acquired intangible assets. Such valuations require management to make significant estimates and assumptions. Management makes estimates of fair value based upon assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain.

Certain of our acquisition agreements include contingent earn-out arrangements, which are generally based on the achievement of future operating income thresholds. The fair values of these earn-out arrangements are included as part of the purchase price of the acquired companies on their respective acquisition dates. We review and re-assess the estimated fair value of contingent consideration on a quarterly basis, and the updated fair value could differ materially from the initial estimates. Changes in the estimated fair value of our contingent earn-out liabilities related to the time component of the present value calculation are reported in other income (expense). Adjustments to the estimated fair value related to changes in all other unobservable inputs are reported in operating income.

Goodwill, Intangibles Assets, and Long-lived Assets

Goodwill is measured as the excess of the cost of an acquisition over the sum of the amounts assigned to identifiable assets acquired less liabilities assumed.

We evaluate our goodwill for impairment at the reporting unit level on an annual basis, and more frequently if events or changes in circumstances indicate that the carrying amount may exceed its fair value. In addition, we evaluate our identifiable intangible assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

- Significant changes in the manner of our use of the acquired assets or the strategy of our overall business;

- Significant negative changes in revenue of specific products or services;

- Significant negative industry or economic trends; and

- Significant decline in our stock price for a sustained period.

We continually apply judgment when performing these evaluations and continuously monitor for events and circumstances that could negatively impact the key assumptions in determining fair value, including long-term revenue growth projections, projected cash flows, discount rates, recent market valuations from transactions by comparable companies, volatility in our market capitalization and general industry, market and macroeconomic conditions. It is possible that changes in such circumstances, or in the variables associated with the judgments, assumptions and estimates used in assessing fair value, would require us to record a non-cash impairment charge.

During the second quarter of 2025, the Company experienced a sustained decline in the market price of its common stock. As a result, the Company's market capitalization became much closer to, and at times fell below, the carrying value of its net assets. The decline in market capitalization, combined with other factors specific to each reporting unit, such as changes in market conditions and financial performance, was identified as a triggering event under ASC 350, Intangibles— Goodwill and Other, requiring the Company to perform an interim goodwill impairment test.

The Company performed a quantitative goodwill impairment test for each of its four reporting units by comparing the estimated fair value of each reporting unit to its respective carrying value. Based on the results of this assessment performed in the second quarter of 2025, the Company recorded a total goodwill impairment charge of $151.1 million, of

which $77.6 million was attributable to the Fluid Solutions reporting unit and $73.5 million was attributable to the Services reporting unit. As a result, there is no remaining goodwill in the Fluid Solutions reporting unit or in the Services reporting unit. No impairments were identified in the Core Products or Fluid Delivery Systems reporting units, whose fair values remained substantially in excess of their respective carrying values.

In connection with our annual goodwill impairment assessment in the fourth quarter of 2025, the Company performed qualitative impairment assessments for each of the Company's reporting units. The qualitative assessments indicated that it was more likely than not that the fair values of its reporting units exceeded its carrying value and, therefore, did not result in an additional impairment.

Prior to testing goodwill for impairment, the Company evaluated the recoverability of its long-lived assets under ASC 360, Property, Plant, and Equipment, and determined that no impairment of long-lived assets was required.

Results of Operations

Fiscal Year

Our fiscal year is the 52 or 53 week period ending on the Friday nearest December 31. Fiscal 2025, 2024 and 2023 each contained 52 weeks.

A discussion regarding our financial condition and results of operations for fiscal 2025, compared to fiscal 2024, is presented below.

A discussion regarding our financial condition and results of operations for fiscal 2024, compared to fiscal 2023, can be found under Item 7 in our Annual Report on Form 10-K for the fiscal year ended December 27, 2024, filed with the SEC on February 25, 2025, which is available on the SEC's website at www.sec.gov and our Investor Relations website at www.uct.com/investors.

Discussion of Results of Operations

Revenues

	Year Ended				
Revenues by Segment (Dollars in millions)	December 26, 2025	Percent Change	December 27, 2024	Percent Change	December 29, 2023
Products	$ 1,799.3	(2.9)%	$ 1,853.7	23.4%	$ 1,501.6
Services	254.7	4.4%	243.9	4.7%	232.9
Total revenues	$ 2,054.0	(2.1)%	$ 2,097.6	20.9%	$ 1,734.5
Products as a percentage of total revenues	*87.6 %*		*88.4 %*		*86.6 %*
Services as a percentage of total revenues	*12.4 %*		*11.6 %*		*13.4 %*

Products revenues decreased by $54.4 million in fiscal year 2025 over fiscal year 2024, primarily driven by lower customer demand, reflecting a slowdown in customer purchasing activity in response to short-term market conditions.

Services revenues increased by $10.8 million in fiscal year 2025 over fiscal year 2024, driven by higher demand across its customer base.

	Year Ended				
Revenues by Geography (Dollars in millions)	December 26, 2025	Percent Change	December 27, 2024	Percent Change	December 29, 2023
United States	$ 495.4	(12.6)%	$ 566.5	7.5%	$ 526.8
International	1,558.6	1.8%	1,531.1	26.8%	1,207.7
Total revenues	$ 2,054.0	(2.1)%	$ 2,097.6	20.9%	$ 1,734.5
United States as a percentage of total revenues	*24.1 %*		*27.0 %*		*30.4 %*
International as a percentage of total revenues	*75.9 %*		*73.0 %*		*69.6 %*

Revenues by geographic area are categorized based on the customer's location to which the products were shipped or services were performed.

The decrease in U.S. revenues as a percentage of total revenues in fiscal year 2025 compared to fiscal year 2024 was primarily attributable to a shift in product revenues from U.S. locations to international locations. As a result, international revenues as a percentage of total revenues increased compared to the prior year.

Cost of Revenues

Cost of revenues by Segment (Dollars in millions)	Year Ended				
	December 26, 2025	Percent Change	December 27, 2024	Percent Change	December 29, 2023
Products	$ 1,547.0	(1.4)%	$ 1,569.7	21.6%	$ 1,290.5
Services	184.1	7.3%	171.6	2.9%	166.7
Total Cost of revenues	$ 1,731.1	(0.6)%	$ 1,741.3	19.5%	$ 1,457.2
Products cost as a percentage of total Products revenues	*86.0 %*		*84.7 %*		*85.9 %*
Services cost as a percentage of total Services revenues	*72.3 %*		*70.4 %*		*71.6 %*

Cost of Products revenues consists of purchased materials, direct labor and manufacturing overhead. Cost of products revenues decreased by $22.7 million for fiscal 2025 compared to fiscal 2024. The decrease was primarily driven by lower sales volume, which led to a $33.3 million reduction in material costs, partially offset by higher overhead costs and restructuring-related costs.

Services Cost of revenues consists of direct labor, overhead and materials such as chemicals, gases and consumables. Cost of services revenues increased by $12.5 million in fiscal 2025 compared to the prior year, driven by higher volumes of service orders and increases in headcount, overtime and employee-related expenses, resulting in an additional $8.8 million of costs, as well as higher overhead costs and restructuring-related activities.

In both segments, costs of revenue increased as a percentage of revenue, primarily due to fixed costs that do not scale with volume.

Gross Margin

Gross Profit by Segment (Dollars in millions)	Year Ended				
	December 26, 2025	Percent Change	December 27, 2024	Percent Change	December 29, 2023
Products	$ 252.3	(11.2)%	$ 284.0	34.5%	$ 211.1
Services	70.6	(2.4)%	72.3	9.2%	66.2
Gross profit	$ 322.9	(9.4)%	$ 356.3	28.5%	$ 277.3
Gross Margin by Segment					
Products	14.0%		15.3%		14.1%
Services	27.7%		29.6%		28.4%
Total Company	15.7%		17.0%		16.0%

Gross profit and gross margins fluctuate with revenue levels, product mix, material costs, and labor costs.

Products gross profit and gross margin decreased in fiscal year 2025 compared to fiscal year 2024, primarily due to higher employee and restructuring-related costs.

Services gross profit decreased in fiscal year 2025 compared to fiscal year 2024, primarily due to higher cost of revenues driven by increased labor and compensation-related costs, as well as higher overhead and restructuring-related costs.

Operating Margin

Operating Profit by Segment (Dollars in millions)	Year Ended					
	December 26, 2025	Percent Change	December 27, 2024	Percent Change	December 29, 2023	
Products	$ (46.2)	(158.2)%	$ 79.4	165.6%	$ 29.9	
Services	(61.2)	(618.6)%	11.8	122.6%	5.3	
Operating profit	$ (107.4)	(217.8)%	$ 91.2	159.1%	$ 35.2	
Operating Margin by Segment						
Products	(2.6%)		4.3%		2.0%	
Services	(24.0%)		4.8%		2.3%	
Total Company	(5.2%)		4.3%		2.0%	

Operating results for both Products and Services reflected an operating loss and a negative operating margin in fiscal year 2025, compared to operating profit and a positive operating margin in fiscal year 2024. The operating loss was primarily driven by goodwill impairment recorded in the second quarter of fiscal year 2025, consisting of $77.6 million attributable to the Fluid Solutions reporting unit within the Product segment and $73.5 million attributable to the Services segment. The loss was further affected by higher stock-based compensation and severance costs related to restructuring activities, including involuntary separations and a voluntary early retirement program.

Research and Development

(Dollars in millions)	Year Ended					
	December 26, 2025	Percent Change	December 27, 2024	Percent Change	December 29, 2023	
Research and development	$ 32.0	13.1%	$ 28.3	—%	$ 28.3	
Research and development as a percentage of total revenues	1.6 %		1.3 %		1.6 %	

Research and development expenses consist primarily of activities related to new component testing and evaluation, test equipment and fixture development, product design, the advancement of cleaning and coating and analytical processes, and other product-development activities.

Research and development expenses increased $3.7 million in fiscal year 2025 compared to fiscal year 2024, primarily due to higher personnel costs, including salary-related expenses resulting from compensation adjustments and headcount changes, as well costs associated with involuntary separations and a voluntary early retirement program undertaken as part of the Company's restructuring efforts.

Sales and Marketing

(Dollars in millions)	Year Ended					
	December 26, 2025	Percent Change	December 27, 2024	Percent Change	December 29, 2023	
Sales and marketing	$ 61.2	6.8%	$ 57.3	10.6%	$ 51.8	
Sales and marketing as a percentage of total revenues	3.0 %		2.7 %		3.0 %	

Sales and marketing expenses consist primarily of salaries and commissions paid to our sales employees, salaries paid to our engineers who partner with sales and service employees to help determine the components and configuration requirements for new products and other costs related to the sales of our products.

Sales and marketing expenses increased by $3.9 million in fiscal year 2025 compared to fiscal year 2024, primarily due to higher restructuring costs, including expenses for involuntary separations and a voluntary early retirement program, as well as higher personnel costs and other operating expenses, including travel and office-related costs.

General and Administrative

(Dollars in millions)	Year Ended					
	December 26, 2025	Percent Change	December 27, 2024	Percent Change	December 29, 2023	
General and administrative	$ 186.0	3.6%	$ 179.5	10.8%	$ 162.0	
General and administrative as a percentage of total revenues	9.1 %		8.6 %		9.3 %	

General and administrative expenses increased $6.5 million in fiscal year 2025 over fiscal year 2024, primarily driven by increase in stock-based compensation, a separation payment made to the prior CEO, and increased restructuring activities, including both involuntary separations and a voluntary early retirement program.

Impairment of Goodwill

(Dollars in millions)	Year Ended					
	December 26, 2025	Percent Change	December 27, 2024	Percent Change	December 29, 2023	
Impairment of Goodwill	$ 151.1	n/m	$ —	n/m	$ —	

n/m - not meaningful

Impairment of goodwill represents a non-cash charge of $151.1 million recorded in the second quarter of fiscal 2025, as the fair values of our Fluid Solutions and Services reporting units were determined to be below their carrying amounts.

Interest and Other Income (Expense), net

(Dollars in millions)	Year Ended					
	December 26, 2025	Percent Change	December 27, 2024	Percent Change	December 29, 2023	
Interest income	$ 3.9	(18.8)%	$ 4.8	17.1%	$ 4.1	
Interest expense	$ (38.3)	(17.6)%	$ (46.5)	(4.7)%	$ (48.8)	
Other income (expense), net	$ (3.9)	(122.0)%	$ 17.7	n/m	$ (1.8)	

Interest income decreased $0.9 million in fiscal year 2025 over fiscal year 2024 due to lower interest earning balances.

Interest expense decreased $8.2 million in fiscal year 2025 over fiscal year 2024 due to lower interest rates and reduced amortization of debt issuance costs.

Other income (expense), net, for fiscal year 2025 primarily consisted of unrealized foreign exchange losses of $4.9 million and debt modification-related costs of $1.1 million, partially offset by government grants of $2.2 million. For fiscal year 2024, the Company recognized a $29.0 million gain from the fair value adjustment of the contingent earn-out liability associated with the HIS acquisition, partially offset by foreign exchange losses of $7.6 million and debt modification costs of $4.0 million.

Provision for Income Taxes

(Dollars in millions)	Year Ended					
	December 26, 2025	Percent Change	December 27, 2024	Percent Change	December 29, 2023	
Provision for income taxes	$ 25.9	(20.8)%	$ 32.7	200.0%	$ 10.9	
Effective tax rate	-17.8%		48.7%		n/m	

The change in tax rates in fiscal year 2025 reflects, primarily, changes in the geographic distribution of our worldwide earnings. For fiscal year 2025, our effective tax rate was lower than the federal statutory rate of 21.0% primarily due to the valuation allowance in the U.S., impairment of goodwill and earnings in our foreign subsidiaries subject to local statutory tax rates.

For the year ended December 26, 2025, the Company concluded that a full valuation allowance against its U.S. federal and state net deferred tax assets continues to be necessary. The Company also concluded that some of its foreign deferred tax assets require a valuation allowance. The total U.S. and foreign valuation allowances for deferred tax assets were $88.4 million and $15.8 million, respectively as of December 26, 2025, and $79.1 million and $17.2 million, respectively as of December 27, 2024.

In July 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted into law in the U.S. The OBBBA includes numerous provisions that affect corporate taxation, including changes to bonus depreciation, the expensing of domestic research costs, and modifications to certain U.S. international tax rules. The Company has analyzed the impacts of the OBBBA and reflected them in the current period. These impacts do not have a material effect on the tax rate for the year ended December 26, 2025. Certain provisions under OBBBA, primarily related to the international provisions, will take effect in future years.

The Organization for Economic Cooperation and Development ("OECD") reached agreement among certain member countries to implement a global minimum tax framework, commonly referred to as Pillar Two, which established a minimum 15 percent income tax rate. Pillar Two did not have a significant impact on the Company's financial statements for fiscal year 2025. This legislation will become effective for us in additional jurisdictions beginning in fiscal 2026, most notably in Singapore and Malaysia where we currently enjoy a low tax rate under certain tax incentives. The higher tax rate in those countries under Pillar Two could have a material and adverse impact on our financial statements beginning in fiscal 2026.

Our ability to realize deferred tax assets depends on our ability to generate sufficient future taxable income. In assessing our future taxable income, we have considered all sources of future taxable income available to realize our deferred tax assets, including the taxable income from future reversals of existing temporary differences, carryforwards, and tax-planning strategies. If changes occur in the assumptions underlying our tax planning strategies or in the scheduling of the reversal of our deferred tax liabilities, the valuation allowance may need to be adjusted in the future.

The Company in the past has asserted that the earnings of our foreign subsidiaries, with the exception of certain of its subsidiaries in Singapore, are intended to be permanently reinvested. In fiscal year 2025, the Company changed its assertion for the earnings of one of its subsidiaries in China and only considers the earnings accumulated prior to fiscal year 2023 to be permanently reinvested. As of the end of fiscal 2025, the Company has recorded a deferred tax liability of $1.0 million related to accumulated earnings subject to future repatriation. The Company remitted earnings to the U.S. from its subsidiaries in Singapore in 2025. With the possible exception of Singapore and China subsidiaries, the Company has no plans to remit other foreign earnings to the U.S. We may change our intent to reinvest certain of our undistributed foreign earnings indefinitely, which could require us to accrue or pay taxes on some or all of these undistributed earnings.

Liquidity and Capital Resources

Cash and cash equivalents

The following table summarizes our cash and cash equivalents:

	Year Ended		
(In millions)	December 26, 2025	December 27, 2024	Increase
Total cash and cash equivalents	$ 311.8	$ 313.9	$ (2.1)

The decrease in cash and cash equivalents in fiscal year 2025 compared to fiscal year 2024 was primarily due to cash provided by operating activities of $65.6 million, which was offset by cash used in investing and financing activities of $47.0 million and $21.2 million, respectively.

Cash Flows

	Year Ended		
(In millions)	December 26, 2025	December 27, 2024	December 29, 2023
Operating activities	$ 65.6	$ 65.0	$ 135.9
Investing activities	(47.0)	(63.5)	(119.7)
Financing activities	(21.2)	9.8	(69.9)
Effects of exchange rate changes on cash and cash equivalents	0.5	(4.4)	1.9
Net increase (decrease) in cash and cash equivalents	$ (2.1)	$ 6.9	$ (51.8)

Our primary cash inflows and outflows were as follows:
- Net cash provided by operating activities remained consistent year over year, as changes in working capital and non-cash items were largely offset by changes in net income.

- Cash used in investing activities was $47.0 million in fiscal year 2025 compared to $63.5 million in fiscal year 2024. During fiscal year 2025, net cash used for investing activities primarily consisted of $50.3 million related to

purchases of property, plant and equipment, partially offset by an asset-related government grant of $2.9 million. During fiscal year 2024, net cash used in investing activities was $63.5 million for purchases of property, plant and equipment.

- Cash used by financing activities was $21.2 million in fiscal year 2025 compared to cash provided of $9.8 million in fiscal year 2024. The $31.0 million increase in net cash used by financing activities was primarily due to the absence of $23.5 million of net cash proceeds from bank borrowings related to a prior-period debt modification, an $8.0 million increase in principal payments on bank borrowings, and a $3.4 million increase in share repurchases, partially offset by a $1.9 million decrease in payment of debt issuance costs.

We believe we have sufficient capital to fund our working capital needs, satisfy our debt obligations, maintain our existing capital equipment, purchase new capital equipment and make strategic acquisitions from time to time. As of December 26, 2025, we had cash and cash equivalents of $311.8 million compared to $313.9 million as of December 27, 2024. Our cash and cash equivalents, cash generated from operations and borrowings under our term loan described below, were our principal sources of liquidity as of December 26, 2025.

In the second quarter of fiscal year 2025, we entered into a factoring agreement with a financial institution to sell certain accounts receivables under a non-recourse agreement. Under the arrangement, we sell certain trade receivables on a non-recourse basis and account for the transaction as a sale of the receivables. The financial institution assumes the full risk of collection, without recourse to the Company in the event of a loss. As part of the factoring arrangements, we perform certain collection and administrative functions for the receivables sold. The applicable receivables are removed from our consolidated balance sheet when the cash proceeds are received by us. We utilize this factoring arrangement as part of our financing for working capital. For the fiscal year ended December 26, 2025, we sold accounts receivable totaling $56.4 million under this arrangement.

In addition, Fluid Solutions had a factoring agreement with a financial institution to sell certain accounts receivables under a non-recourse agreement; however, this agreement was cancelled in December 2025 and was not in effect as of year-end. For the fiscal year ended December 26, 2025, accounts receivable totaling $11.6 million were sold under this arrangement.

We anticipate that our existing cash and cash equivalents balance and operating cash flow will be sufficient to service our indebtedness and meet our working capital requirements and technology development projects for at least the next twelve months. The adequacy of these resources to meet our liquidity needs beyond that period will depend on our growth, the size and number of any acquisitions, the state of the worldwide economy, our ability to meet our financial covenants with our credit facility, the cyclical expansion or contraction of the semiconductor capital equipment industry and the other industries we serve and capital expenditures required to meet possible increased demand for our products.

In order to expand our business or acquire additional complementary businesses or technologies, we may need to raise additional funds through equity or debt financings. If required, additional financing may not be available on terms that are favorable to us, if at all. If we raise additional funds through the issuance of equity or convertible debt securities, our stockholders' equity interest will be diluted and these securities might have rights, preferences and privileges senior to those of our current stockholders. We may also require the consent of our new lenders to raise additional funds through equity or debt financings. No assurance can be given that additional financing will be available or that, if available, such financing can be obtained on terms favorable to our stockholders and us.

As of December 26, 2025, we had undistributed earnings of approximately $596.7 million from our foreign subsidiaries, $577.3 million of which are indefinitely reinvested outside of the U.S. As of December 26, 2025, we have cash of approximately $253.0 million in our foreign subsidiaries.

Borrowing Arrangements

(Dollars in millions)	December 26, 2025		December 27, 2024	
	Amount	Weighted-Average Interest Rate	Amount	Weighted-Average Interest Rate
U.S. Term Loan	$ 481.4	7.5%	$ 493.8	8.7%
Fluid Solutions Debt Facilities	—	—%	5.9	7.4%
Debt issuance costs	(4.5)		(7.2)	
	$ 476.9		$ 492.5	

On April 4, 2024, the Company entered into a Sixth Amendment to the Credit Agreement dated as of August 27, 2018. The amendment (i) extended the maturity date of the term loan and revolving credit facilities by 30 months; (ii) reduced the

interest rate applicable to the term loan facility under the Credit Agreement by 0.25% per annum; and (iii) increased the outstanding amount under the Term Loan of $475.4 million to $500 million. The Company received $67.7 million of additional debt, net of $1.1 million in lender fees, offset by $44.2 million in reduced syndicate positions. The Company capitalized $2.5 million of additional costs related to this amendment, continued to defer previously capitalized costs of $5.2 million and expensed third party transaction costs and the previously capitalized costs of extinguished debt of $3.6 million in the other income (expense), net in the Consolidated Statements of Operations for the fiscal year ended December 27, 2024.

On October 8, 2024, the Company entered a Seventh Amendment further reducing the interest rate applicable to the term loan facility by 0.25% per annum.

On September 15, 2025, the Company entered into the Eighth Amendment, reducing the interest rate applicable to the term loan facility by an additional 0.50% per annum. The amendment did not modify the revolving credit facility.

The Term Loan has a maturity date of February 25, 2028. The Company pays monthly interest payments in arrears and quarterly principal payments of 0.625% of the outstanding principal balance as of September 15, 2025, with the remaining principal paid upon maturity.

The revolving credit facility has an available commitment of $150.0 million and a maturity date of August 27, 2027. The Company pays a quarterly commitment fee in arrears equal to 0.25% of the average daily available commitment outstanding. Outstanding letters of credit reduce the availability of the revolving credit facility and, as of December 26, 2025, the Company had $146.6 million, net of $3.4 million of outstanding letters of credit, available under this revolving credit facility.

The letter of credit facility has an available commitment of $50.0 million and a maturity date of August 27, 2027. The Company pays a quarterly fee in arrears equal to the dollar equivalent of all outstanding letters of credit equal to the applicable margin for the revolving credit facility, and a fronting fee equal to 0.125% of the undrawn and unexpired amount of each letter of credit. As of December 26, 2025, the Company had $3.4 million of outstanding letters of credit and $46.6 million of available commitments remaining under the letter of credit facility.

Under the Credit Agreement, the Company may elect that the Term Loan bear interest at a rate per annum equal to either (a) "ABR" (as defined in the Credit Agreement), plus the applicable margin or (b) the "Term SOFR" (as defined in the Credit Agreement), plus the applicable margin. The applicable margin for the Term Loan is equal to a rate per annum equal to either (i) at any time that the Company's corporate family rating is Ba3 (with a stable outlook) or higher from Moody's and BB- (with a stable outlook) or higher from S&P, (x) 2.50% for such Term SOFR loans and (y) 1.50% for such ABR term loans or (ii) at all other times, (x) 2.75% for such Term SOFR loans and (y) 1.75% for such ABR term loans. Interest on the Term Loan is payable on (1) in the case of such ABR term loans, the last day of each calendar quarter and (2) in the case of such Term SOFR loans, the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

At December 26, 2025, the Company had an outstanding amount under the Term Loan of $481.4 million, gross of unamortized debt issuance costs of $4.5 million. As of December 26, 2025, the interest rate on the outstanding Term Loan was 6.7%.

The Credit Agreement requires the Company to maintain certain financial covenants including a consolidated fixed charge coverage ratio and a consolidated leverage ratio (as defined in the Credit Agreement) as of the last day of any fiscal quarter. The Company currently has no revolving loans outstanding under the Credit Agreement. The Company was in compliance with all financial covenants as of the fiscal year ended December 26, 2025.

The Company maintains credit agreements with a local bank in Czechia and with a financial institution in Israel, which provide for revolving credit facilities of up to 7.0 million euros (approximately $8.2 million) and $5.0 million, respectively.

As of December 26, 2025, the Company's total bank debt was $476.9 million, net of unamortized debt issuance costs of $4.5 million. As of December 26, 2025, the Company had $146.6 million, $5.0 million and $6.5 million available to draw from its credit facilities in the U.S., Israel and Czechia, respectively.

The fair value of the Company's long-term debt was based on Level 2 inputs, and fair value was determined using quoted prices for similar liabilities in inactive markets. The Company's carrying value approximates fair value for the Company's long term-debt.

Capital Expenditures

Capital expenditures were $50.3 million for the fiscal year ended December 26, 2025 and were primarily attributable to the capital invested in our manufacturing facilities worldwide as well as costs associated with the ongoing design and

implementation of our new enterprise resource planning system. For the fiscal year ended December 26, 2025, capital expenditures for our Products and Services segments were $31.7 million and $18.6 million, respectively, representing 1.8% and 7.3% of the respective segment revenues. To maintain our manufacturing capacity and support our strategic growth plans, capital expenditures are typically in the range of 2-4% of annual segment revenues for our Products segment and between 5-10% of annual segment revenues for our Services segment. Ultimately, the amount of capital expenditures is dependent on several factors including, but not limited to, the timing and implementation of capital projects, the performance of our business, economic and market conditions, the cash needs and investment opportunities for the business, the need for additional capacity to service anticipated customer demand, equipment lead times, and the availability of cash flows from operations or financing activities.

Contractual Obligations

We have commitments to various third parties to primarily purchase inventories and property, plant and equipment totaling approximately $443.6 million on December 26, 2025.

In conjunction with the sale of our products in the ordinary course of business, we provide standard indemnification against certain liabilities to our customers, which may include claims of losses by their own customers resulting out of property damages, bodily injuries or deaths, or infringement of intellectual property rights by our products. Our potential liability arising out of intellectual property infringement claims by any third party is generally uncapped. As of December 26, 2025, we have not incurred significant costs to defend lawsuits or settle claims related to these indemnification arrangements. As a result, we believe the estimated fair value of these arrangements is minimal.

During the periods presented, we do not have unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recently Issued and Adopted Accounting Pronouncement

For a description of recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on UCT's Consolidated Financial Statements, see Note 1 of the Notes to Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to financial market risks, including credit risk, foreign currency exchange rate risk and interest rate risk.

Credit Risk

A substantial majority of our trade receivables are derived from sales to OEMs. We believe the three largest customer gross accounts receivable balances (36.0% as of December 26, 2025) do not represent a significant credit risk, based on cash flow forecasts, balance sheet analysis, and past collection experience. For more information about the customers that represent our accounts receivable balance and our consideration related to credit losses, see Note 12 of Notes to the Consolidated Financial Statements..

We have adopted credit policies and standards intended to accommodate industry growth and inherent risk. We believe credit risks are moderated by the financial stability of our major customers. We assess credit risk through quantitative and qualitative analysis. From these analyses, we establish shipping and credit limits and determine whether we will seek to use one or more credit support protection devices, such as obtaining a parent guarantee, prepayment or standby letter of credit.

Foreign Currency Exchange Rate Risk

We operate in international markets, which expose us to market risk associated with foreign currency exchange rate fluctuations between the U.S. Dollar and various foreign currencies. Historically, the majority of our revenue contracts and arrangements with third party suppliers are denominated in U.S. Dollars. Separately, a portion of our expenses, primarily the cost to manufacture, cost of personnel to deliver technical support on our products and professional services, sales and sales support and research and development, are denominated in foreign currencies.

Revenue resulting from selling in currencies and costs incurred in local currencies are exposed to foreign currency exchange rate fluctuations which can affect our operating income. As foreign currency exchange rates vary, operating income may differ from expectations. Increases in the value of the U.S. Dollar relative to other currencies would make our products more expensive relative to competing products priced in such other currencies, which could negatively impact our ability to compete. Conversely, decreases in the value of the U.S. Dollar relative to other currencies could result in our foreign suppliers raising their prices in order to continue doing business with us. However, we do not expect foreign currency exchange rate fluctuations to have a material effect on our results of operations.

Interest Rate Risk

We are exposed to market risk due to changing interest rates under our credit facilities. Our Credit Facility is comprised of a Term B loan and a revolving credit agreement with interest rates as described under Note 6 of Notes to the Consolidated Financial Statements.

At the end of fiscal 2025, the Term B loan had a balance of $481.4 million. A hypothetical 100 basis points increase in our borrowing rates at the end of fiscal 2025, would result in approximately $4.8 million annual increase in interest expense on this existing principal balance.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Ultra Clean Holdings, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Ultra Clean Holdings, Inc. and its subsidiaries (the "Company") as of December 26, 2025 and December 27, 2024, and the related consolidated statements of operations, of comprehensive income (loss), of stockholders' equity, and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 26, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 26, 2025 and December 27, 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 26, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition

As described in Notes 1 and 12 to the consolidated financial statements, the Company sells its products and services primarily to customers in the semiconductor capital equipment industry. Revenue is recognized when the Company satisfies performance obligations as evidenced by the transfer of control of the promised goods or services to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company's total revenues were $2.1 billion for the year ended December 26, 2025.

The principal consideration for our determination that performing procedures relating to revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recording of revenue at the transaction price once control passes to the customer. These procedures also included, among others (i) evaluating certain revenue transactions by either (a) testing the issuance and settlement of invoices and credit memos, tracing transactions not settled to a detailed listing of accounts receivable, and testing the completeness and accuracy of certain data provided by management or (b) testing, on a sample basis, the revenue recognized by obtaining and inspecting source documents, such as contracts, purchase orders, invoices, proof of shipment, and cash receipts, as applicable; and (ii) confirming, on a sample basis, outstanding customer invoice balances as of December 26, 2025 and for confirmations not returned, obtaining and inspecting source documents, such as contracts, purchase orders, invoices, proof of shipment, and subsequent cash receipts, as applicable.

Interim Goodwill Impairment Assessment – Core Products Reporting Unit

As described in Notes 1 and 5 to the consolidated financial statements, the Company's goodwill balance was $114.2 million as of December 26, 2025, a significant portion of which relates to the Core Products reporting unit. Management reviews goodwill for impairment annually in the fourth fiscal quarter and whenever events or changes in circumstances indicate that the carrying value exceeds fair value. A quantitative impairment analysis, if necessary, considers the income approach, and significant estimates include revenue growth rates, gross margins, discount rates, and future economic and market conditions. During the second quarter of 2025, the Company experienced a sustained decline in the market price of its common stock. The decline in market capitalization, combined with other factors specific to each reporting unit, was identified as a triggering event, requiring the Company to perform an interim goodwill impairment test by comparing the estimated fair value of each reporting unit to its respective carrying value. Based on the results of this assessment, the Company recorded a goodwill impairment charge of $151.1 million. No impairment was identified in the Core Products reporting unit.

The principal considerations for our determination that performing procedures relating to the interim goodwill impairment assessment of the Core Products reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to gross margins and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's interim goodwill impairment assessment, including controls over the valuation of the Company's Core Products reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the reporting unit; (ii) evaluating the appropriateness of the income approach used by management; (iii) testing the completeness and accuracy of underlying data used in the income approach; and (iv) evaluating the reasonableness of the significant assumptions used by management related to gross margins and discount rate. Evaluating management's assumption related to gross margins involved evaluating whether the assumption used by management was reasonable considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry data; and (iii) whether the assumption was consistent with evidence obtained in other areas of

the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the income approach and (ii) the reasonableness of the discount rate assumption.

/s/ PricewaterhouseCoopers LLP
San Jose, California
February 23, 2026

We have served as the Company's auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Ultra Clean Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows of Ultra Clean Holdings, Inc. (the "Company") for the year ended December 29, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the Company's consolidated results of operations and its cash flows for the year ended December 29, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Baker Tilly US LLP

San Francisco, California
March 6, 2024, except for Note 15 to the consolidated financial statements,
      as to which the date is February 25, 2025.

We served as the Company's auditor from 2015 to 2024.

Ultra Clean Holdings, Inc.

Consolidated Balance Sheets

(In millions, except par value)	December 26, 2025		December 27, 2024	
ASSETS				
Current assets:				
Cash and cash equivalents	$	311.8	$	313.9
Accounts receivable, net of allowance for credit losses of $0.9 and $2.1 at December 26, 2025 and December 27, 2024, respectively		208.8		241.1
Inventories		390.9		381.0
Prepaid expenses and other current assets		48.2		34.1
Total current assets		959.7		970.1
Property, plant and equipment, net		324.6		325.9
Goodwill		114.2		265.3
Intangible assets, net		156.8		184.9
Deferred tax assets, net		3.5		3.1
Operating lease right-of-use assets		157.2		161.0
Other non-current assets		13.0		9.6
Total assets	$	1,729.0	$	1,919.9
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Bank borrowings	$	9.9	$	16.0
Accounts payable		194.9		212.5
Accrued compensation and related benefits		51.1		50.1
Operating lease liabilities		20.2		18.6
Other current liabilities		24.6		38.4
Total current liabilities		300.7		335.6
Bank borrowings, net of current portion		467.0		476.5
Deferred tax liabilities		13.8		16.1
Operating lease liabilities		156.6		149.2
Other liabilities		6.8		6.7
Total liabilities		944.9		984.1
Commitments and contingencies (See Note 9)				
Equity:				
UCT stockholders' equity:				
Preferred stock — $0.001 par value, 10.0 shares authorized; none outstanding		—		—
Common stock — $0.001 par value, 90.0 shares authorized; 47.2 and 46.6 shares issued and 45.5 and 45.1 shares outstanding at December 26, 2025 and December 27, 2024, respectively		0.1		0.1
Additional paid-in capital		578.7		558.4
Common shares held in treasury, at cost, 1.7 and 1.5 shares at December 26, 2025 and December 27, 2024, respectively		(48.4)		(45.0)
Retained earnings		189.2		370.4
Accumulated other comprehensive loss		(8.6)		(10.3)
Total UCT stockholders' equity		711.0		873.6
Noncontrolling interests		73.1		62.2
Total equity		784.1		935.8
Total liabilities and equity	$	1,729.0	$	1,919.9

(See accompanying Notes to Consolidated Financial Statements)

Consolidated Statements of Operations

(In millions, except per share amounts)	Year Ended		
	December 26, 2025	December 27, 2024	December 29, 2023
Revenues:			
Products	$ 1,799.3	$ 1,853.7	$ 1,501.6
Services	254.7	243.9	232.9
Total revenues	2,054.0	2,097.6	1,734.5
Cost of revenues:			
Products	1,547.0	1,569.7	1,290.5
Services	184.1	171.6	166.7
Total cost revenues	1,731.1	1,741.3	1,457.2
Gross margin	322.9	356.3	277.3
Operating expenses:			
Research and development	32.0	28.3	28.3
Sales and marketing	61.2	57.3	51.8
General and administrative	186.0	179.5	162.0
Impairment of goodwill	151.1	—	—
Total operating expenses	430.3	265.1	242.1
Income (loss) from operations	(107.4)	91.2	35.2
Interest income	3.9	4.8	4.1
Interest expense	(38.3)	(46.5)	(48.8)
Other income (expense), net	(3.9)	17.7	(1.8)
Income (loss) before provision for income taxes	(145.7)	67.2	(11.3)
Provision for income tax	25.9	32.7	10.9
Net income (loss)	(171.6)	34.5	(22.2)
Less: Net income attributable to noncontrolling interests	9.6	10.8	8.9
Net income (loss) attributable to UCT	$ (181.2)	$ 23.7	$ (31.1)
Net income (loss) per share attributable to UCT common stockholders:			
Basic	$ (4.00)	$ 0.53	$ (0.70)
Diluted	$ (4.00)	$ 0.52	$ (0.70)
Shares used in computing net income (loss) per share:			
Basic	45.3	44.9	44.7
Diluted	45.3	45.3	44.7

(See accompanying Notes to Consolidated Financial Statements)

Ultra Clean Holdings, Inc.

Consolidated Statements of Comprehensive Income (Loss)

(In millions)	Year Ended		
	December 26, 2025	December 27, 2024	December 29, 2023
Net income (loss)	$ (171.6)	$ 34.5	$ (22.2)
Other comprehensive income (loss):			
Change in cumulative translation adjustment, net of tax	3.3	(11.3)	1.5
Change in pension net actuarial gain (loss), net of tax	(0.2)	(1.0)	0.4
Change in fair value of derivatives, net of tax	—	—	(0.4)
Total other comprehensive income (loss)	3.1	(12.3)	1.5
Comprehensive income (loss)	(168.5)	22.2	(20.7)
Comprehensive income, attributable to noncontrolling interests	(11.0)	(4.4)	(9.4)
Comprehensive income (loss) attributable to UCT	$ (179.5)	$ 17.8	$ (30.1)

(See accompanying Notes to Consolidated Financial Statements)

Ultra Clean Holdings, Inc.
Consolidated Statements of Cash Flows

(In millions)	Year Ended		
	December 26, 2025	December 27, 2024	December 29, 2023
Cash flows from operating activities:			
Net income (loss)	$ (171.6)	$ 34.5	$ (22.2)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	47.9	45.7	37.6
Amortization of intangible assets	28.1	30.4	24.1
Stock-based compensation	19.2	17.4	12.1
Amortization of debt issuance costs	2.7	3.0	3.9
Impairment of goodwill	151.1	—	—
Loss (gain) on sale of property, plant and equipment	0.7	1.2	(0.9)
Change in the fair value of financial instruments	(0.1)	(29.2)	1.7
Deferred income taxes	(2.7)	(3.0)	(12.4)
Changes in assets and liabilities, net of effects of acquisitions:			
Accounts receivable	32.3	(60.3)	78.5
Inventories	(9.9)	(6.5)	80.8
Prepaid expenses and other current assets	(8.3)	(3.2)	12.5
Other non-current assets	(1.9)	1.3	—
Accounts payable	(17.6)	26.4	(61.5)
Accrued compensation and related benefits	1.0	2.4	(5.6)
Income taxes payable	(13.5)	1.0	(5.2)
Operating lease assets and liabilities	12.9	2.6	0.4
Other liabilities	(4.7)	1.3	(7.9)
Net cash provided by operating activities	65.6	65.0	135.9
Cash flows from investing activities:			
Purchases of property, plant and equipment	(50.3)	(63.5)	(75.8)
Acquisition of businesses, net of cash acquired	—	—	(46.1)
Other investing activities	3.3	—	2.2
Net cash used in investing activities	(47.0)	(63.5)	(119.7)
Cash flows from financing activities:			
Proceeds from bank borrowings	59.3	67.7	—
Extinguishment of bank borrowings	(59.3)	(44.2)	—
Proceeds from issuance of common stock	2.2	2.0	0.8
Principal payments on bank borrowings	(18.2)	(10.2)	(38.6)
Payment of debt issuance costs	(0.6)	(2.5)	(0.3)
Employees' taxes paid upon vesting of restricted stock units	(1.1)	(2.5)	(2.2)
Payments of dividends to a joint venture shareholder	(0.1)	(0.5)	(0.2)
Repurchase of shares	(3.4)	—	(29.4)
Net cash provided by (used in) financing activities	(21.2)	9.8	(69.9)
Effect of exchange rate changes on cash and cash equivalents	0.5	(4.4)	1.9
Net increase (decrease) in cash and cash equivalents	(2.1)	6.9	(51.8)
Cash and cash equivalents at beginning of period	313.9	307.0	358.8

Cash and cash equivalents at end of period	$	311.8	$	313.9	$	307.0
Supplemental cash flow information:						
Income taxes paid, net of income tax refunds	$	42.0	$	34.3	$	31.2
Interest paid	$	39.7	$	40.4	$	44.8
Non-cash investing and financing activities:						
Property, plant and equipment purchased included in accounts payable and other liabilities	$	3.0	$	2.9	$	9.7
Fair value of HIS earn-out at acquisition date	$	—	$	—	$	27.1

(See accompanying Notes to Consolidated Financial Statements)

Ultra Clean Holdings, Inc.

Consolidated Statements of Stockholders' Equity

(In millions)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury shares Shares	Treasury shares Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity of UCT	Noncontrolling Interests	Total Equity
Balance December 31, 2022	45.2	$ 0.1	530.8	0.9	$ (15.4)	$ 377.8	$ (5.4)	$ 887.9	$ 49.1	$ 937.0
Issuance under employee stock plans	0.6	—	0.8	—	—	—	—	0.8	—	0.8
Shares transfer to employee stock plans	—	—	—	(0.5)	—	—	—	—	—	—
Repurchase of shares	(1.1)	—	—	1.1	(29.6)	—	—	(29.6)	—	(29.6)
Stock-based compensation expense	—	—	12.1	—	—	—	—	12.1	—	12.1
Employees' taxes paid upon vesting of restricted stock units	(0.1)	—	(2.2)	—	—	—	—	(2.2)	—	(2.2)
Dividend payments to a joint venture shareholder	—	—	—	—	—	—	—	—	(0.2)	(0.2)
Net income (loss)	—	—	—	—	—	(31.1)	—	(31.1)	8.9	(22.2)
Other comprehensive income	—	—	—	—	—	—	1.0	1.0	0.5	1.5
Balance December 29, 2023	44.6	$ 0.1	541.5	1.5	$ (45.0)	$ 346.7	$ (4.4)	$ 838.9	$ 58.3	$ 897.2
Issuance under employee stock plans	0.6	—	2.0	—	—	—	—	2.0	—	2.0
Employees' taxes paid upon vesting of restricted stock units	(0.1)	—	(2.5)	—	—	—	—	(2.5)	—	(2.5)
Stock-based compensation expense	—	—	17.4	—	—	—	—	17.4	—	17.4
Net income	—	—	—	—	—	23.7	—	23.7	10.8	34.5
Dividend payments to a joint venture shareholder	—	—	—	—	—	—	—	—	(0.5)	(0.5)
Other comprehensive loss	—	—	—	—	—	—	(5.9)	(5.9)	(6.4)	(12.3)
Balance December 27, 2024	45.1	$ 0.1	558.4	1.5	$ (45.0)	$ 370.4	$ (10.3)	$ 873.6	$ 62.2	$ 935.8
Issuance under employee stock plans	0.6	—	2.2	—	—	—	—	2.2	—	2.2
Repurchase of shares	(0.2)	—	—	0.2	(3.4)	—	—	(3.4)	—	(3.4)
Employees' taxes paid upon vesting of restricted stock units	—	—	(1.1)	—	—	—	—	(1.1)	—	(1.1)
Stock-based compensation expense	—	—	19.2	—	—	—	—	19.2	—	19.2
Net income (loss)	—	—	—	—	—	(181.2)	—	(181.2)	9.6	(171.6)
Dividend payments to a joint venture shareholder	—	—	—	—	—	—	—	—	(0.1)	(0.1)
Other comprehensive income	—	—	—	—	—	—	1.7	1.7	1.4	3.1
Balance December 26, 2025	45.5	$ 0.1	578.7	1.7	$ (48.4)	$ 189.2	$ (8.6)	$ 711.0	$ 73.1	$ 784.1

(See accompanying Notes to Consolidated Financial Statements)

51

ULTRA CLEAN HOLDINGS, INC.

INDEX TO NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Ultra Clean Holdings, Inc., (the "Company" or "UCT") a Delaware corporation, was founded in November 2002 and became a publicly traded company on the NASDAQ Global Market in March 2004. The Company is a leading developer and supplier of critical subsystems, components, parts, and ultra-high purity cleaning and analytical services, primarily for the semiconductor industry. UCT offers its customers an integrated outsourced solution for major subassemblies, improved design-to-delivery cycle times, design for manufacturability, prototyping and part and component manufacturing, as well as tool chamber parts cleaning and coating, and micro-contamination analytical services. The Company's Products business primarily designs, engineers and manufactures production tools, components and parts, and modules and subsystems for the semiconductor and display capital equipment markets. Products include chemical delivery modules, frame assemblies, gas delivery systems, fluid delivery systems, precision robotics, process modules, sub-fab process equipment support racks, as well as other high-level assemblies. The Company's Services business provides ultra-high purity parts cleaning, process tool part recoating, surface encapsulation and high sensitivity micro contamination analysis primarily for the semiconductor device makers and wafer fabrication equipment markets.

Fiscal Year

The Company uses a 52-53 week fiscal year ending on the Friday nearest December 31. All references to quarters refer to fiscal quarters and all references to years refer to fiscal years.

Principles of Consolidation

The Company's Consolidated Financial Statements include the accounts of the Company and its majority-owned subsidiaries and all intercompany accounts and transactions have been eliminated upon consolidation.

Noncontrolling interests

Noncontrolling interests are recognized to reflect the portion of equity in the Company's consolidated subsidiaries that is not attributable, directly or indirectly, to the controlling stockholder. The Company's consolidated entities include partially owned subsidiaries that provide outsourced cleaning and recycling of precision parts for the semiconductor industry through operating facilities in South Korea and China. The ownership interests held by other parties in these subsidiaries are presented as noncontrolling interests in the accompanying Consolidated Financial Statements. Net income (loss) attributable to noncontrolling interests is allocated based on the respective ownership interests and continues to be attributed even if such allocation results in a deficit noncontrolling interests balance.

Segments

The Financial Accounting Standards Board's ("FASB") guidance regarding disclosure about segments in an enterprise and related information establishes standards for the reporting by public business enterprises of information about reportable segments, products and services, geographic areas, and major customers. The method for determining what information to report is based on the manner in which management organizes the reportable segments within the Company for making operational decisions and assessments of financial performance. The Company's chief operating decision-maker is the Chief Executive Officer. The Company operates in two reportable segments: Products and Services. See Note 15 of Notes to the Consolidated Financial Statements..

Foreign Currency Translation and Remeasurement

As of December 26, 2025, the functional currency of the Products business' foreign subsidiaries is the U.S. Dollar except for the subsidiaries of Ham-Let (Israel-Canada) Ltd. ("Ham-Let" or "Fluid Solutions") in the United Kingdom and Netherlands, which is the local currency. The functional currency of the Services division's foreign subsidiaries is the local currency, except for that of its Singapore, Scotland and Ireland entities, which is the U.S. Dollar.

For the Company's foreign subsidiaries where the local currency is the functional currency, the Company translates the financial statements of these subsidiaries to U.S. Dollars using month-end exchange rates for assets and liabilities, and average exchange rates for revenue, costs and expenses. Translation gains and losses are recorded in accumulated other comprehensive income (loss) ("AOCI") within UCT stockholders' equity. For the Company's foreign subsidiaries where

the U.S. Dollar is the functional currency and functional currency differs from their local currency, any gains and losses resulting from the remeasurement of the assets and liabilities of these subsidiaries are recorded in other income (expense), net.

Use of Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions include, but not limited to, inventory valuation, accounting for income taxes, business combinations, contingent earn-out liabilities, valuation of goodwill, intangible assets and long-lived assets. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments routinely require adjustments. Actual amounts may differ from those estimates.

Cash and Cash Equivalents

The Company considers currency on hand, demand deposits, time deposits, and all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash and cash equivalents. Cash and cash equivalents are held in various financial institutions in the United States and internationally.

Accounts Receivable

The majority of our accounts receivable are derived from sales to large multinational semiconductor capital equipment manufacturers throughout the world, are recorded at their invoiced amount, and do not bear interest.

Allowance for Expected Credit Losses

The Company maintains an allowance for expected losses resulting from the inability of its customers to make required payments. The Company evaluates its allowance for expected credit losses based on a combination of factors. In circumstances where specific invoices are deemed uncollectible, the Company provides a specific allowance against the amount due to reduce the net recognized receivable to the amount it reasonably believes will be collected. The Company also provides allowances based on its write-off history. Provision for credit loss was not material for fiscal years ended December 26, 2025, December 27, 2024 and December 29, 2023.

Concentration of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company performs credit evaluations of its customers' financial condition and generally requires no collateral.

Cash is placed on deposit at large global financial institutions. Such deposits may be in excess of insured limits. Management believes that the financial institutions that hold the Company's cash are creditworthy and, accordingly, minimal credit risk exists with respect to these balances.

Fair Value of Measurements

The Company measures its cash equivalents, derivative contracts, contingent earn-out liabilities and pension obligation at fair value on a recurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. Assets and liabilities recorded at fair value are measured and classified in accordance with a three-tier fair value hierarchy based on the observability of the inputs available in the market used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs that are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be derived from observable market data. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and credit ratings.

Level 3 — Unobservable inputs that are supported by little or no market activities.

The carrying values of cash and cash equivalents, accounts receivable, net, prepaid expenses and other current assets, accounts payable, accrued compensation and related benefits, and other current liabilities approximate their fair values due to their relatively short maturities as of December 26, 2025 and December 27, 2024.

Inventories

Inventories are stated at the lower of cost (which approximates actual cost on a first-in, first-out basis) or net realizable value. The Company evaluates the valuation of all inventories, including raw materials, work-in-process, finished goods and spare parts on a periodic basis. Obsolete inventory or inventory in excess of management's estimated usage is written down to its estimated market value less costs to sell, if less than its cost. Inherent in the estimates of market value are management's estimates related to economic trends and future demand for the Company's products.

Inventory write downs inherently involve judgments based on assumptions about expected future demand and the impact of market conditions on those assumptions. Although the Company believes that the assumptions it used in estimating inventory write downs are reasonable, significant changes in any one of the assumptions in the future could produce a significantly different result. There can be no assurances that future events and changing market conditions will not result in significant increases in inventory write downs. For further discussion of the Company's inventories see Note 3 of Notes to the Consolidated Financial Statements.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, or, in the case of equipment under finance leases, the present value of future minimum lease payments at inception of the related lease. The Company also capitalizes interest on borrowings related to eligible capital expenditures. Direct costs incurred to develop software for internal use are capitalized. Costs related to the design or maintenance of internal use software are expensed as incurred.

Depreciation expense is computed using the straight-line method over the estimated useful lives of assets. Leasehold improvements are depreciated over the shorter of the estimated useful lives or the term of the lease. The estimated useful life of an asset is reassessed whenever applicable facts and circumstances indicate a change in the estimated useful life of such asset has occurred. For further discussion of the Company's property, plant and equipment see Note 3 of Notes to the Consolidated Financial Statements.

Long-lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset group may not be recoverable. The Company assesses the fair value of the assets based on the amount of the undiscounted future cash flows that the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset are less than the carrying value of the asset. If the Company identifies an impairment, the Company reduces the carrying value of the group of assets to comparable market values, when available and appropriate, or to its estimated fair value based on a discounted cash flow approach.

At the end of fiscal years 2025, 2024 and 2023, the Company assessed the carrying value of its long-lived assets, including property, plant and equipment as well as its intangible assets and concluded that no impairment was required.

Leases

The Company determines if an arrangement is a lease, or contains a lease, at the inception of the arrangement and reassesses that conclusion if the arrangement is modified. When the Company determines the arrangement is a lease, or contains a lease, at lease inception, it then determines whether the lease is an operating lease or a finance lease. Operating and finance leases with lease terms of greater than one year result in the Company recording a right-of-use ("ROU") asset and lease liability on its balance sheet. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating and finance lease ROU assets and liabilities are initially recognized based on the present value of lease payments over the lease term. In determining the present value of lease payments, the Company uses the implicit interest rate if readily determinable or when the implicit interest rate is not readily determinable, the Company uses its incremental borrowing rate.

The incremental borrowing rate is not a commonly quoted rate and is derived through a combination of inputs including the Company's credit rating and the impact of full collateralization. The incremental borrowing rate is based on the Company's collateralized borrowing capabilities over a similar term of the lease payments. The Company utilizes the incremental borrowing rate based on bank loan rates at the respective locations for leases where appropriate and the consolidated group bank loan rate where the Company does not have local bank financings.

The operating lease ROU asset also includes any lease payments made in advance and is reduced by any lease incentives. Specific lease terms used in computing the ROU assets and lease liabilities may include options to extend or terminate the lease when the Company believes it is reasonably certain that it will exercise that option. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. The Company has elected not to recognize ROU assets and lease liabilities that arise from short-term (12 months or less) leases for any class of underlying asset. Operating leases are included in operating lease ROU assets and in operating lease liabilities on the Company's consolidated balance sheet. The Company's finance leases at December 26, 2025 and December 27, 2024 were not significant. For further discussion of the Company's leases see Note 13 of Notes to the Consolidated Financial Statements.

Goodwill and Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized but are reviewed for impairment annually or more frequently if indicators of potential impairment exist. Finite-lived intangible assets are presented at cost, net of accumulated amortization, and are amortized on either a straight-line method or on an accelerated method over their estimated economic lives. The Company reviews goodwill and purchased intangible assets with indefinite lives for impairment annually in the fourth fiscal quarter and whenever events or changes in circumstances indicate that the carrying value exceeds their fair value, such as when reductions in demand or significant economic slowdowns in the semiconductor industry are present. For further discussion of the Company's goodwill and intangible assets see Note 5 of Notes to the Consolidated Financial Statements.

Deferred Debt Issuance Costs

Debt issuance costs incurred in connection with obtaining debt financing are deferred and presented as a direct deduction from Bank Borrowings in the accompanying Consolidated Balance Sheets. Deferred costs are amortized on an effective interest method basis over the contractual term.

Defined Benefit Pension Plan

The Company has several noncontributory defined benefit pension plans covering substantially all of the employees of two of its foreign entities upon termination of their employee services. The benefits for these plans are based on expected years of service and average compensation. The net period costs are recognized as employees render the services necessary to earn the postretirement benefits. The Company records annual amounts relating to the pension plan based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases and turnover rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current and expected rates of return and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in accumulated other comprehensive gain (loss) and amortized to net periodic cost over future periods using the corridor method. The Company believes that the assumptions utilized in recording its obligations under the plan are reasonable based on its experience and market conditions. For further discussion of the Company's defined benefit pension plan see Note 8 of Notes to the Consolidated Financial Statements.

Revenue Recognition

Revenue is recognized when the Company satisfies performance obligations as evidenced by the transfer of control of the promised goods or services to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company performs the following five steps to determine when to recognize revenue: (1) identification of the contract(s) with its customers, (2) identification of the performance obligations in the contract, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligations in the contract, and (5) recognition of revenue when, or as, a performance obligation is satisfied. For further discussion of the Company's revenue recognition see Note 12 of Notes to the Consolidated Financial Statements.

Shipping and Handling Costs

Shipping and handling costs are included as a component of cost of revenues.

Research and Development Costs

Research and development costs are expensed as incurred.

Stock-Based Compensation Expense

The Company maintains stock-based compensation plans which allow for the issuance of equity-based awards to directors and certain employees. These equity-based awards include restricted stock awards ("RSAs"), performance stock units ("PSUs") and restricted stock units ("RSUs"). The RSAs and RSUs use the closing price of stock price on the day preceding the grant date as a proxy for fair value and compensation expense. The PSUs contain market conditions, and compensation expense is measured using a Monte Carlo simulation model and recognized over the requisite service period based on the expected market performance as of the grant date. Forfeitures are recognized as they occur.

The Company also maintains an employee stock purchase plan ("ESPP") that provides for the issuance of shares to all eligible employees of the Company at a discounted price.

For further discussion of the Company's employee stock plans see Note 11 of Notes to the Consolidated Financial Statements.

Government Subsidies

Government subsidies are recognized where there is reasonable assurance that the subsidy will be received and all attached conditions will be complied with. When the subsidy relates to an expense item, it is recognized as a reduction of that expense on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the subsidy relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset. When the subsidy does not relate to specific expenses or assets, the income is accounted for in the period where there is reasonable assurance that the subsidy will be received. For further discussion of the Company's government subsidies see Note 16 of Notes to the Consolidated Financial Statements.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes, under which deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating our ability to realize our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, we begin with historical results and incorporate assumptions about the amount of future federal, state, and foreign pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider recent cumulative income (loss). A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

Income tax positions must meet a more likely than not recognition threshold to be recognized. The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits within the consolidated statements of income as income tax expense.

The Company accounts for Global Intangible Low-Taxed Income as period costs when incurred. For further discussion of the Company's income taxes see Note 7 of Notes to the Consolidated Financial Statements.

Net Income (Loss) per Share

Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding for the period. Diluted net income per share is calculated by dividing net income by the weighted average number of common shares outstanding and common equivalent shares from dilutive restricted stock using the treasury stock method, except when such shares are anti-dilutive. Under the treasury stock method, the assumed proceeds include the average unrecognized compensation expense of in-the-money stock options and restricted stock units. This results in the assumed buyback of additional shares, thereby reducing the dilutive impact of equity awards. For further information of the Company's income per share see Note 14 of Notes to Consolidated Financial Statements.

Business Combinations

The Company recognizes assets acquired (including goodwill and identifiable intangible assets), liabilities assumed and noncontrolling interest at fair value on the acquisition date. Subsequent changes to the fair value of such assets acquired and liabilities assumed are recognized in earnings, after the expiration of the measurement period, a period not to exceed 12 months from the acquisition date. Acquisition-related expenses and acquisition-related restructuring costs are recognized in earnings in the period in which they are incurred. For further discussion of the Company's business combinations see Note 2 of Notes to the Consolidated Financial Statements.

Accounting Standards Recently Adopted

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU No. 2023-09"). ASU No. 2023-09 enhances the transparency and usefulness of income tax disclosures by requiring consistent categories and greater disaggregation in the rate reconciliation, as well as disaggregation of income taxes paid by jurisdiction. The ASU also includes other amendments aimed at improving the effectiveness of income tax disclosures. The Company adopted ASU 2023-09 for the year ended December 26, 2025, and applied the new disclosure requirements prospectively to the current annual period. Prior period disclosures have not been adjusted to reflect the new disclosure requirements.

Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU No. 2024-03") which requires entities to provide disaggregated disclosure of certain expense categories within relevant income statement captions, including, but not limited to, inventory purchases, employee compensation, depreciation, amortization, and depletion. In January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date ("ASU No. 2025-01"), which confirmed that the guidance in ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The guidance is required to be applied prospectively, although retrospective application is permitted. The Company is currently evaluating the impact of ASU 2024-03 and ASU 2025-01 on its financial statement disclosures.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Subtopic 326-20): Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU No. 2025-05"). The amendments in this update provide a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under FASB ASC 606. The standard should be applied prospectively, and is effective for annual periods, including interim reporting periods, beginning after December 15, 2025, with early adoption permitted. The Company does not expect it to have material effect on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract ("ASU No. 2025-06"). The amendments in this update provide targeted improvements to the accounting for internal-use software costs by removing the concept of "project stages," introducing a new capitalization threshold based on when management authorizes and commits to funding the project, and requiring that capitalization only occur when completion of the software is probable. The ASU also introduces the concept of "significant development uncertainty," under which capitalization should cease until such uncertainty is resolved. Additionally, the amendments relocate the guidance for website development costs from ASC 350-50 to ASC 350-40 and require expanded disclosures for capitalized internal-use software costs consistent with those for long-lived assets under ASC 360-10. Entities may apply the guidance prospectively, retrospectively, or using a modified retrospective approach, with early adoption permitted. ASU 2025-06 is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years. The Company is currently evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities ("ASU 2025-10"). ASU 2025-10 establishes authoritative guidance on the accounting for government grants received by business entities, including recognition, measurement, presentation, and disclosure requirements. Under the new guidance, a government grant should not be recognized until it is probable that the entity will both (i) comply with the conditions attached to the grant and (ii) receive the grant. The ASU distinguishes between (a) grants related to assets and (b) grants related to income, and requires entities to apply either a deferred-income approach or a cost-accumulation approach for grants related to assets. Grants related to income are to be recognized in

earnings on a systematic and rational basis over the periods in which the entity recognizes the related costs. ASU 2025-10 also provides guidance on the accounting for forgivable loans, nonmonetary government grants, and repayments of previously recognized grants. For public business entities, ASU 2025-10 is effective for annual reporting periods beginning after December 15, 2028, and interim periods within those fiscal years. Early adoption is permitted. The standard permits modified prospective, modified retrospective, or full retrospective adoption approaches. The Company is currently evaluating the impact of ASU 2025-10 on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements ("ASU 2025-11"). ASU 2025-11 provides enhancements and clarifications to the existing interim reporting framework in Topic 270. The amendments establish a comprehensive listing of required interim disclosures, clarify the applicability of interim reporting guidance, and improve navigability and consistency in interim reporting. The ASU also introduces a new disclosure principle that requires entities to disclose events occurring after the end of the most recent annual period that have a material impact on the entity. Additionally, the amendments clarify the types of interim financial statements subject to GAAP (including condensed statements) and provide presentation and content requirements for interim periods. ASU 2025-11 is effective for interim periods within fiscal years beginning after December 15, 2027, for public business entities and after December 15, 2028, for all other entities. Early adoption is permitted, and it may be applied prospectively or retrospectively to prior periods presented. The Company is currently evaluating the impact of ASU 2025-11 on its consolidated financial statement disclosures.

In December 2025, the FASB issued ASU No. 2025-12, Codification Improvements ("ASU No. 2025-12"), which addresses stakeholder feedback and makes incremental improvements to U.S. GAAP. The amendments clarify, correct errors, and make minor improvements to the Accounting Standards Codification to enhance understandability and application. ASU 2025-12 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. The Company will adopt this guidance in fiscal 2027 and does not expect the adoption to have a material impact on its consolidated financial position, results of operations, or disclosures.

2. BUSINESS COMBINATIONS

On October 25, 2023, the Company acquired 100% of the shares of HIS Innovations Group ("HIS"), a privately held company based in Hillsboro, Oregon. HIS is a leading supplier to the semiconductor sub-fab segment including the design, manufacturing, and integration of components, process solutions, and fully integrated sub-systems. The acquisition strengthened the Company's leadership in developing and supplying critical products to the semiconductor industry, and extended its reach into the sub-fab area.

The purchase price of HIS for purposes of the Company's purchase price allocation was determined to be $73.6 million, which includes initial cash consideration of $46.5 million and the fair value of potential earn-out payments of approximately $27.1 million. These potential earn-out payments represent up to $70.0 million of cash consideration that may be payable based on the financial performance of the acquired business during the fiscal years 2023, 2024, and 2025. The fair value of the potential earn-out payments was determined utilizing a Monte Carlo simulation model. As of December 26, 2025, the estimated fair value of the earn-out payments was zero. See Note 4 of Notes to the Consolidated Financial Statements for further discussion.

The results of operations for the Company for the fiscal year ended December 29, 2023 included operating activities for HIS since its acquisition date of October 25, 2023. The acquisition-related costs of $1.0 million and $4.7 million were included in the results of operations for the fiscal year ended December 27, 2024 and December 29, 2023, respectively. Acquisition costs are included in general and administrative expenses in the Company's consolidated results of operations.

3. BALANCE SHEET INFORMATION

Accounts Receivable Factoring Agreements

The Company has receivables factoring arrangements, pursuant to which certain receivables are sold to banks without recourse in exchange for cash. Transactions under the receivables factoring arrangements are accounted for as sales under ASC 860, Transfers and Servicing of Financial Assets, with the sold receivables removed from the Company's balance sheet. Under these receivables factoring arrangements, the Company does not maintain any beneficial interest in the receivables sold. The banks' purchase of eligible receivables is subject to a maximum amount of uncollected receivables. The Company services the receivables on behalf of the banks, but otherwise maintains no significant continuing involvement with respect to the receivables. Sale proceeds that are representative of the fair value of factored receivables, less a factoring fee, are reflected in cash flows from operating activities on the Consolidated Statements of Cash Flows. The Company did not receive any sale proceeds in excess of the fair value of factored receivables during the periods presented.

The Company had two receivables factoring arrangements during fiscal year 2025. One arrangement allows factoring of up to $25.0 million of uncollected receivables originated within the United States. The second arrangement allowed factoring of up to $12.0 million of uncollected receivables originated within the EMEA and Asia Pacific regions and was cancelled in December 2025. During fiscal year 2025, the Company received cash proceeds of $56.4 million and $11.6 million, respectively, from the sales of accounts receivables under these arrangements. As of December 26, 2025, $17.1 million of receivables factored under these arrangements had been sold and removed from the Company's Consolidated Balance Sheets.

Inventories

Inventories consisted of the following:

(In millions)	December 26, 2025	December 27, 2024
Raw materials	$ 208.3	$ 195.4
Work in process	148.4	130.8
Finished goods	34.2	54.8
Total	$ 390.9	$ 381.0

Property, plant and equipment, net

Property, plant and equipment, net, consisted of the following:

(In millions)	Useful Life (In years)	December 26, 2025	December 27, 2024
Land	n/a	$ 5.9	$ 5.7
Buildings	50	54.3	52.2
Leasehold improvements	*	148.1	138.7
Machinery and equipment	5 - 10	236.8	222.4
Computer equipment and software	3 - 10	95.9	78.2
Furniture and fixtures	5	4.2	4.8
		545.2	502.0
Accumulated depreciation		(243.0)	(214.0)
Construction in progress		22.4	37.9
Total		$ 324.6	$ 325.9

* Lesser of estimated useful life or remaining lease term

In fiscal year 2025, the Company received an asset-related government grant of $2.9 million.

Capitalized interest was not significant for the fiscal years ended December 26, 2025, December 27, 2024 and December 29, 2023.

4. FAIR VALUE

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following table summarizes, for assets or liabilities measured at fair value, the respective fair value and the classification by level of input within the fair value hierarchy:

		Fair Value Measurement at Reporting Date Using		
Description	December 26, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(In millions)				
Other non-current assets:				
Plan assets	$ 0.7	$ —	$ —	$ 0.7
Other liabilities:				
Pension obligation	$ 2.3	$ —	$ —	$ 2.3

Description	December 27, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(In millions)				
Other non-current assets:				
Plan assets	$ 0.1	$ —	$ —	$ 0.1
Other liabilities:				
Pension obligation	$ 1.7	$ —	$ —	$ 1.7
Contingent earn-out	$ 0.1	$ —	$ —	$ 0.1

The estimated fair value of pension obligation is based on expected years of service and average compensation. The valuation model used to value pension obligations utilizes mortality rate, inflation, interest rate risks and changes in the life expectancy for pensioners. These assumptions are routinely made in the appraisal process by the independent actuary resulting in a Level 3 classification. As of December 26, 2025, the Company's aggregate pension benefit obligations are $15.2 million, exceeding the fair value of the pension plan assets of $13.6 million, resulting in underfunded pension benefit obligations of $1.6 million. The Company recognizes the overfunded or underfunded status of defined benefit pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, with overfunded plans recorded as assets and underfunded plans recorded as liabilities.

Prior to fiscal year 2025, the Company measured its contingent earn-out liabilities at fair value on a recurring basis using a Monte Carlo simulation model. The significant unobservable inputs used in the model included the forecasted operating profit of the acquired business during the earn-out period ended in calendar year 2025. Significant increases or decreases to the forecasted results would result in a significantly higher or lower liability, with a higher liability capped by the contractual maximum of the contingent earn-out obligation. Ultimately, the liability will be equivalent to the amount paid, and the difference between the fair value estimate and amount paid will be recorded in earnings. The amount paid that is less than or equal to the contingent earn-out liability on the acquisition date is reflected as cash used in financing activities in the consolidated statements of cash flows. Any amount paid in excess of the contingent earn-out liability on the acquisition date is reflected as cash used in operating activities in the consolidated statements of cash flows.

In the first quarter of fiscal year 2025, the Company reassessed the fair value of the contingent earn-out associated with the acquisition of HIS, decreasing the fair value from $0.1 million as of December 27, 2024, to zero.

In 2025 and 2024, the Company recorded a $0.1 million and $29.0 million gain, respectively, from changes in the fair value of contingent earn-out related to the acquisition of HIS. These amounts were recorded as other income (expense), net, in the Consolidated Statements of Operations.

There were no transfers in or out of any level during the fiscal year ended December 26, 2025 or December 27, 2024. Fair value adjustments were noncash, and therefore did not impact the Company's liquidity or capital resources.

5. GOODWILL AND INTANGIBLE ASSETS

Goodwill

The Company's methodology for allocating the purchase price relating to an acquisition is determined through established and generally accepted valuation techniques. Goodwill is measured as the excess of the consideration transferred over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed.

To test goodwill for impairment, the Company may first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. The Company may elect to bypass the qualitative assessment and proceed directly to a quantitative impairment test. If, based on the qualitative assessment, the Company concludes it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, the Company does not proceed to perform a quantitative impairment test. If the Company concludes it is more likely than not that the fair value of the reporting unit is less than its carrying value, a quantitative goodwill impairment test will be performed by comparing the fair value of each reporting unit to its carrying value. A quantitative impairment analysis, if necessary, considers the income approach, which requires estimates of the present value of expected future cash flows to determine a reporting unit's fair value. Significant estimates include revenue growth rates and gross margins used to calculate projected future cash flows, discount rates, and future economic and market conditions. A goodwill impairment charge is recognized for the amount by which the reporting unit's fair value is less than its carrying value. Any loss

recognized should not exceed the total amount of goodwill allocated to that reporting unit. The process of evaluating the potential impairment of goodwill and intangible assets requires significant judgment. The Company regularly monitors current business conditions and other factors including, but not limited to, adverse industry or economic trends and lower projections of profitability that may impact future operating results.

During the second quarter of 2025, the Company experienced a sustained decline in the market price of its common stock. As a result, the Company's market capitalization became much closer to, and at times fell below, the carrying value of its net assets. The decline in market capitalization, combined with other factors specific to each reporting unit, such as changes in market conditions and financial performance, was identified as a triggering event under ASC 350, Intangibles— Goodwill and Other, requiring the Company to perform an interim goodwill impairment test.

The Company performed a quantitative goodwill impairment test for each of its four reporting units by comparing the estimated fair value of each reporting unit to its respective carrying value. Based on the results of this assessment performed in the second quarter of 2025, the Company recorded a total goodwill impairment charge of $151.1 million, of which $77.6 million was attributable to the Fluid Solutions reporting unit and $73.5 million was attributable to the Services reporting unit. As a result, there is no remaining goodwill in the Fluid Solutions reporting unit or in the Services reporting unit. No impairments were identified in the Core Products or Fluid Delivery Systems reporting units, whose fair values remained substantially in excess of their respective carrying values.

In the fourth quarters of 2025 and 2024, the Company performed qualitative impairment assessments for each of the Company's reporting units. The qualitative assessments indicated that it was more likely than not that the fair values of its reporting units exceeded its carrying value and, therefore, did not result in an impairment.

Details of aggregate goodwill of the Company are as follows:

(In millions)	Products	Services	Total
Balance at December 29, 2023	$ 191.7	$ 73.5	$ 265.2
HIS fair value adjustment	0.1	—	0.1
Balance at December 27, 2024	$ 191.8	$ 73.5	$ 265.3
Impairment of goodwill	(77.6)	(73.5)	(151.1)
Balance at December 26, 2025	$ 114.2	$ —	$ 114.2

Intangible Assets

Intangible assets are generally recorded in connection with a business acquisition. The Company evaluates the useful lives of its intangible assets each reporting period to determine whether events and circumstances require revising the remaining period of amortization. In addition, the Company reviews finite-lived intangible assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable and evaluates indefinite-lived intangible asset for impairment annually, or more frequently if indicators of potential impairment exist. Management considers such indicators as significant differences in product demand from the estimates, changes in the competitive and economic environment, technological advances, and changes in cost structure.

Details of intangible assets were as follows:

(Dollars in millions)	Useful Life (In years)	As of December 26, 2025			As of December 27, 2024		
		Gross Carrying Amount	Accumulated Amortization	Carrying Value	Gross Carrying Amount	Accumulated Amortization	Carrying Value
Customer relationships	6 - 10	$ 207.2	$ (135.6)	$ 71.6	$ 207.2	$ (117.4)	$ 89.8
Recipes	20	73.2	(26.8)	46.4	73.2	(23.2)	50.0
Intellectual property/knowhow	7 - 15	48.9	(27.2)	21.7	48.9	(22.8)	26.1
Tradename	4 - 6*	32.5	(23.4)	9.1	32.5	(22.9)	9.6
Standard operating procedures	20	8.6	(3.2)	5.4	8.6	(2.7)	5.9
Developed technology	5	4.6	(2.0)	2.6	4.6	(1.1)	3.5
Total		$ 375.0	$ (218.2)	$ 156.8	$ 375.0	$ (190.1)	$ 184.9

* The Company concluded that the asset life of UCT tradename of $9.0 million is indefinite and is therefore not amortized but is reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

The Company amortizes its intangible assets on a straight-line or accelerated basis over the estimated economic life of the assets. Amortization expense was approximately $28.1 million for the fiscal year ended December 26, 2025, $30.4 million for the fiscal year ended December 27, 2024, and $24.1 million for the fiscal year ended December 29, 2023. Amortization expense related to recipes, standard operating procedures, developed technology and certain intellectual property/know-how is charged to cost of revenues, with the remainder charged to general and administrative expense. As of December 26, 2025, future estimated amortization expense is expected to be as follows:

(In millions)	Amortization Expense
2026	$ 27.2
2027	26.9
2028	23.8
2029	16.2
2030	15.3
Thereafter	38.4
Total	$ 147.8

6. BORROWING ARRANGEMENTS

On April 4, 2024, the Company entered into a Sixth Amendment to the Credit Agreement dated as of August 27, 2018. The amendment (i) extended the maturity date of the term loan and revolving credit facilities by 30 months; (ii) reduced the interest rate applicable to the term loan facility under the Credit Agreement by 0.25% per annum; and (iii) increased the outstanding amount under the Term Loan of $475.4 million to $500 million.

The Sixth Amendment resulted in the receipts of an additional $67.7 million of debt, net of $1.1 million related lender fees from new or existing syndicate lenders which was offset by syndicate lenders who reduced their positions by $44.2 million. The Company capitalized additional $2.5 million of costs related to this amendment and continued to defer previously capitalized costs of $5.2 million. The Company expensed the third party transaction costs and the previously capitalized costs of extinguished debt of $3.6 million which was included in the other income (expense), net in the Consolidated Statements of Operations for the fiscal year ended December 27, 2024.

On October 8, 2024, the Company entered into the Seventh Amendment, further reducing the interest rate applicable to the term loan facility under the Credit Agreement by 0.25% per annum. This amendment did not modify the revolving credit facility.

On September 15, 2025, the Company entered into the Eighth Amendment, reducing the interest rate applicable to the term loan facility by an additional 0.50% per annum. This amendment did not modify the revolving credit facility.

The Term Loan has a maturity date of February 25, 2028. The Company pays monthly interest payments in arrears and quarterly principal payments of 0.625% of the outstanding principal balance as of September 15, 2025, with the remaining principal paid upon maturity.

The revolving credit facility has an available commitment of $150.0 million and a maturity date of August 27, 2027. The Company pays a quarterly commitment fee in arrears equal to 0.25% of the average daily available commitment outstanding. Outstanding letters of credit reduce the availability of the revolving credit facility and, as of December 26, 2025, the Company had $146.6 million, net of $3.4 million of outstanding letters of credit, available under this revolving credit facility.

The letter of credit facility has an available commitment of $50.0 million and a maturity date of August 27, 2027. The Company pays a quarterly fee in arrears equal on the dollar equivalent of all outstanding letters of credit equal to the applicable margin for the revolving credit facility, and a fronting fee equal to 0.125% of the undrawn and unexpired amount of each letter of credit. As of December 26, 2025, the Company had $3.4 million of outstanding letters of credit and $46.6 million of available commitments remaining under the letter of credit facility.

Under the Credit Agreement, the Company may elect that the Term Loan bear interest at a rate per annum equal to either (a) "ABR" (as defined in the Credit Agreement), plus the applicable margin or (b) the "Term SOFR" (as defined in the Credit Agreement), plus the applicable margin. The applicable margin for the Term Loan is equal to a rate per annum equal to either (i) at any time that the Company's corporate family rating is Ba3 (with a stable outlook) or higher from Moody's and BB- (with a stable outlook) or higher from S&P, (x) 2.50% for such Term SOFR loans and (y) 1.50% for such ABR term loans or (ii) at all other times, (x) 2.75% for such Term SOFR loans and (y) 1.75% for such ABR term loans. Interest on the Term Loan is payable on (1) in the case of such ABR term loans, the last day of each calendar quarter and (2) in the

case of such Term SOFR loans, the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

At December 26, 2025, the Company had an outstanding amount under the Term Loan of $481.4 million, gross of unamortized debt issuance costs of $4.5 million. As of December 26, 2025, the interest rate on the outstanding Term Loan was 6.7%.

The Credit Agreement requires the Company to maintain certain financial covenants including a consolidated fixed charge coverage ratio and a consolidated leverage ratio (as defined in the Credit Agreement) as of the last day of any fiscal quarter. The Company currently has no revolving loans outstanding under the Credit Agreement. The Company was in compliance with all financial covenants as of the fiscal year ended December 26, 2025.

The Company maintains credit agreements with a local bank in Czechia and with a financial institution in Israel, which provide for a revolving credit facilities of up to 7.0 million euros (approximately $8.2 million) and $5.0 million, respectively.

As of December 26, 2025, the Company's total bank debt was $476.9 million, net of unamortized debt issuance costs of $4.5 million. As of December 26, 2025, the Company had $146.6 million, $6.5 million and $5.0 million available to draw from its credit facilities in the U.S., Czechia and Israel, respectively.

The fair value of the Company's long-term debt was based on Level 2 inputs, and fair value was determined using quoted prices for similar liabilities in inactive markets. The Company's carrying value approximates fair value for the Company's long term-debt.

As of December 26, 2025, the Company's future debt principal payment obligations for the respective fiscal years were as follows:

(In millions)	Debt (Principal only)
2026	$ 12.1
2027	12.1
2028	457.2
Total	$ 481.4

7. INCOME TAXES

Income before provision for income taxes was generated from the following geographic areas:

	Year Ended		
(In millions)	December 26, 2025	December 27, 2024	December 29, 2023
United States	$ (175.2)	$ (106.4)	$ (133.5)
Foreign	29.5	173.6	122.2
Total pretax income	$ (145.7)	$ 67.2	$ (11.3)

The provision for income taxes consisted of the following:

(In millions)		Year Ended		
		December 26, 2025	December 27, 2024	December 29, 2023
Current:				
Federal	$	2.2	$ (0.1)	$ 0.1
State		0.6	0.5	0.3
Foreign		25.8	35.1	22.7
Total current		28.6	35.5	23.1
Deferred:				
Federal		(0.7)	0.4	(9.4)
State		(1.6)	0.1	(1.5)
Foreign		(0.4)	(3.3)	(1.3)
Total deferred		(2.7)	(2.8)	(12.2)
Total provision	$	25.9	$ 32.7	$ 10.9
Federal	$	1.5	$ 0.3	$ (9.3)
State		(1.0)	0.6	(1.2)
Foreign		25.4	31.8	21.4
Total provision	$	25.9	$ 32.7	$ 10.9

The effective tax rate differs from the U.S. federal statutory tax rate as follows:

	Year Ended	
	December 26, 2025	
Tax provision at the U.S. federal statutory rate	$ (30.6)	21.0 %
State and local income taxes, net of federal (national) income tax effect (1)	(1.3)	0.9 %
Foreign tax effects		
China		
Withholding tax	4.9	(3.4)%
Other	(0.4)	0.2 %
Czech Republic		
Foreign exchange gain/(loss)	(2.3)	1.6 %
Other	0.4	(0.3)%
Israel		
Statutory tax rate difference between Israel and U.S.	(1.9)	1.3 %
Tax incentive rate	3.0	(2.1)%
Goodwill impairment	17.9	(12.3)%
Other	(1.0)	0.7 %
Malaysia		
Malaysia Pioneer tax holiday incentive	2.1	(1.4)%
Deferred tax true up	1.8	(1.2)%
Change in valuation allowance	(1.8)	1.2 %
Singapore		
Statutory tax rate difference between Singapore and U.S.	(2.0)	1.4 %
Development and expansion incentive tax rate	(2.2)	1.5 %
Other	0.7	(0.5)%
Other foreign jurisdictions	1.4	(1.0)%
Effect of cross-border tax laws		
Global intangible low-taxed income	13.6	(9.3)%
Subpart F income	2.2	(1.5)%
Other	0.5	(0.3)%
Tax credits		
R&D tax credit	(1.1)	0.8 %
Changes in valuation allowances	10.7	(7.4)%
Non-taxable or non-deductible items		
Equity Compensation	1.7	(1.2)%
Goodwill impairment	3.8	(2.6)%
Other	1.0	(0.7)%
Changes in unrecognized tax benefits	4.4	(3.0)%
Other Adjustments	0.4	(0.2)%
Effective Tax Rate	$ 25.9	(17.8)%

(1) California makes up the majority (greater than 50 percent) of the state income tax expense.

	Year Ended	
	December 27, 2024	**December 29, 2023**
Federal income tax provision at statutory rate	21.0 %	21.0 %
State income taxes, net of federal benefit	(8.1)%	48.5 %
Effect of foreign operations	(11.0)%	21.5 %
Change in valuation allowance	37.4 %	(34.0)%
Foreign income inclusions	18.9 %	(141.2)%
Nondeductible executive compensation	1.4 %	(7.0)%
Stock-based compensation	(0.5)%	(3.7)%
Acquisition related expenses	(9.1)%	(8.0)
Tax credits	(0.7)%	6.2 %
Tax reserves	(1.5)%	(0.1)%
Other	0.9 %	0.3 %
Effective Tax Rate	48.7 %	(96.5)%

Income taxes paid are as follows ($ in millions):

	Year Ended
(In millions)	**December 26, 2025**
Federal	$ 1.4
State	0.5
Foreign	
Czech Republic	11.6
China	14.0
Singapore	5.6
Korea	4.6
Israel	2.6
Foreign other	1.7
Total cash tax paid for income taxes (net of refunds)	$ 42.0

Significant components of deferred tax assets and liabilities are as follows:

(In millions)	Year Ended			
	December 26, 2025		December 27, 2024	
Deferred tax assets:				
Interest expense limitation	$	44.8	$	39.5
Operating lease liabilities		27.7		28.3
Tax loss carryforwards		39.5		40.4
Capitalized research and development costs		9.1		12.5
Inventory valuation and basis difference		6.8		7.4
Accruals		4.2		4.6
Tax credits		7.5		6.5
Other timing differences		6.2		8.2
		145.8		147.4
Valuation allowance		(104.2)		(96.3)
Total deferred tax assets		41.6		51.1
Deferred tax liabilities:				
Goodwill		(10.1)		(21.7)
Operating lease right-of-use assets		(25.4)		(27.2)
Intangibles		(7.6)		(9.6)
Depreciation		(6.6)		(3.6)
Other		(2.2)		(2.0)
Total deferred tax liabilities		(51.9)		(64.1)
Net deferred tax liabilities	$	(10.3)	$	(13.0)

As of December 26, 2025, the Company had undistributed earnings of foreign subsidiaries of approximately $596.7 million, approximately $577.3 million of which are considered indefinitely reinvested and on which we have not recognized deferred taxes. It is not practicable to determine the tax liability that might be incurred if these earnings were to be distributed. For undistributed earnings of foreign subsidiaries which are not considered indefinitely reinvested deferred taxes have been accrued.

As of December 26, 2025, a valuation allowance of $104.2 million was established for deferred tax assets related to U.S. federal and state assets and certain foreign assets. For fiscal 2025, the valuation allowance increased by $7.9 million. The increase in the valuation allowance is primarily due to an increase in deferred tax assets attributable to U.S. limitations on the deductibility of interest expense.

The Company's gross liability for unrecognized tax benefits as of December 26, 2025 and December 27, 2024 was $5.6 million and $2.3 million, respectively. If the remaining balance of unrecognized tax benefits were recognized in a future period, it would result in a tax benefit of $1.0 million as of December 26, 2025 ($1.4 million as of December 27, 2024) and a reduction in the effective tax rate. Increases or decreases to interest and penalties on uncertain tax positions are included in the income tax provision in the Consolidated Statements of Operations. Interest related to uncertain tax positions for the periods ended December 26, 2025, December 27, 2024 and December 29, 2023, was not material. There are no penalties accrued within the liability for unrecognized benefits.

The following table summarizes the activity related to the Company's unrecognized tax benefits (in millions):

Balance as of December 31, 2022	$	2.7
Increases related to current year tax positions		0.3
Settlements		(0.1)
Balance at December 29, 2023	$	2.9
Increases related to prior year tax positions		0.1
Increases related to current year tax positions		0.5
Reduction due to lapse statute of limitations		(1.2)
Balance at December 27, 2024	$	2.3
Increases related to prior year tax positions		3.7
Increases related to current year tax positions		0.6
Settlements		(1.0)
Balance at December 26, 2025	$	5.6

As of December 26, 2025, the Company had U.S. federal, state and foreign net operating loss carryforwards ("NOLs") of approximately $34.3 million, $197.8 million and $32.1 million, respectively. The Company's U.S. valuation allowance includes the deferred tax asset on the NOL carryforwards. The U.S. federal NOL's can be carried forward indefinitely. The state NOLs begin expiring after 2029 and the foreign NOLs begin expiring after 2026. The Company also had federal tax credit carryforwards of approximately $7.1 million which expire in various years from fiscal 2028 through 2045. As of December 26, 2025, the Company had a foreign capital loss carryforward of approximately $56.4 million which can be carried forward indefinitely. The Company's foreign valuation allowance includes the deferred tax asset on the capital loss carryforward.

The Company files federal, state and foreign income tax returns in several U.S. and foreign jurisdictions. The federal statute of limitation has closed for years prior to 2022. State statutes of limitation are generally closed for years prior to 2021. The statute of limitation for significant foreign jurisdictions has closed for years prior to 2021.

The Company is operating under a Development and Expansion Incentive ("DEI") in Singapore that is in effect through 2028. The DEI reduces the local tax on certain Singapore income from a statutory rate of 17% to 5% until December 31, 2025 and 6% from 2026 through 2028. The Company has also been granted a tax holiday in Malaysia, subject to certain conditions. The Malaysia tax holiday period which provides a zero rate of tax on qualifying income commenced in fiscal year 2022 and is effective through February 28, 2037. The tax holidays in Singapore and Malaysia are conditional upon meeting certain employment and investment thresholds. The Singapore DEI decreased foreign taxes by $2.4 million, $5.4 million, and $4.1 million for fiscal years 2025, 2024 and 2023, respectively. The tax benefit of the Singapore DEI on net income per share (diluted) was approximately $0.05, $0.12 and $0.09 in fiscal years 2025, 2024 and 2023, respectively. The benefit of the tax holiday in Malaysia is zero for fiscal years 2025, 2024 and 2023 due to losses incurred in these years.

8. RETIREMENT PLANS

Defined Benefit Plans

Cinos Korea has a noncontributory defined benefit pension plan covering substantially all of its employees upon their retirement. The Company's entities in Israel also have noncontributory defined benefit pension plans covering their employees upon their retirement. The benefits for these plans are based on expected years of service and average compensation. The net period costs are recognized as employees render the services necessary to earn the postretirement benefits. The Company records annual amounts relating to the pension plan based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases and turnover rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current and expected rates of return and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in accumulated other comprehensive income and amortized to net periodic cost over future periods using the corridor method. The Company believes that the assumptions utilized in recording its obligations under the plans are reasonable based on its experience and market conditions.

As of December 26, 2025, the benefit obligation of the plans was $15.2 million and the fair value of the benefit plan assets was $13.6 million which are invested in several fixed deposit accounts with financial institutions. As of December 26, 2025, the underfunded balance of the plans of $1.6 million has been recorded by the Company and is included in other liabilities.

Amounts recognized in the Consolidated Statement of Operations for the years ended December 26, 2025 and December 27, 2024 were $2.1 million and $1.7 million, respectively. The amount recognized in accumulated other comprehensive income was $0.2 million and $1.0 million for fiscal year ended December 26, 2025 and December 27, 2024, respectively. The Company and its subsidiaries contributed $2.3 million and $1.0 million during the fiscal year ended December 26, 2025 and December 27, 2024, respectively.

As of December 26, 2025, the Company's future payment obligations for the respective fiscal years are as follows:

(In millions)		
2026	$	2.1
2027		1.9
2028		2.9
2029		1.5
2030		1.4
Thereafter		12.8
Total	$	22.6

Employee Savings and Retirement Plan

The Company sponsors a 401(k) savings and retirement plan (the "401(k) Plan") for all U.S. employees who meet certain eligibility requirements. Participants can elect to contribute to the 401(k) Plan, on a pre-tax basis, up to 25% of their salary to a maximum of the IRS limit. The Company matches 50% of each employee's contribution up to a maximum of 6% of the employee's eligible earnings. The Company made discretionary employer contributions of approximately $3.8 million, $3.5 million and $3.2 million to the 401(k) Plan in 2025, 2024 and 2023, respectively.

9. COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases real estate and equipment under various non-cancelable operating leases. For additional information, see Note 13 of Notes to the Consolidated Financial Statements.

Contingencies

From time to time, the Company is subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. Although the outcome of the various legal proceedings and claims individually or in the aggregate cannot be predicted with certainty, the Company has not had a history of outcomes to date that have been material to the statement of operations and does not believe that any of these proceedings or other claims will have a material adverse effect on its consolidated financial condition, results of operations or cash flows.

10. STOCKHOLDERS' EQUITY AND NONCONTROLLING INTERESTS

Treasury Stock

On October 20, 2022, the Board of Directors approved a share repurchase program authorizing the Company to purchase up to an aggregate of $150.0 million of the Company's common stock over a three-year period.

In fiscal year 2025, the Company repurchased approximately 0.2 million shares under this program for an aggregate cost of $3.4 million and an average price of $18.64 per share. No shares were repurchased under this program in fiscal year 2024. In fiscal year 2023, approximately 1.1 million shares were repurchased under this program with an aggregate cost of $29.4 million and an average price of $29.16 per share.

As of December 26, 2025, 1.5 million shares had been repurchased under the program and they are held in treasury stock. The Company records treasury stock using the cost method. The Company may reissue these treasury shares as part of its stock-based compensation programs.

On October 23, 2025, the Board of Directors approved a renewal of the share repurchase program. The renewed program authorizes the Company to repurchase up to $150.0 million of the Company's common stock over a three-year period. As of December 26, 2025, no shares had been repurchased under the renewed program.

Non-controlling Interests

The Company owns part of the outstanding shares of Cinos Korea, a South Korean company that provides outsourced cleaning and recycling of precision parts for the semiconductor industry through its operating facilities in South Korea and through a partial interest in Cinos China.

The carrying value of the remaining interest held by another shareholder in Cinos Korea and the remaining interest in Cinos China are presented as noncontrolling interests in the accompanying Consolidated Financial Statements. Noncontrolling interests are calculated based on minority ownership percentages, representing the proportionate share of net assets in the balance sheet and net income (loss) in the income statement.

11. EMPLOYEE STOCK PLANS

Employee Stock Plans

The Company grants stock awards in the form of restricted stock units ("RSUs") and performance stock units ("PSUs") to its employees as part of the Company's long-term equity compensation plan. These stock awards are granted to employees with a unit purchase price of zero dollars and typically vest over three years, subject to the employee's continued service with the Company and, in the case of PSUs, subject to achieving certain performance goals and market conditions. The Company also grants common stock to its board members in the form of restricted stock awards ("RSAs"), which vest on the earlier of the next Annual Shareholder Meeting, or 365 days from date of grant. The aggregate number of shares authorized for issuance under the plan is 12.6 million.

Stock-based compensation expense includes compensation costs related to estimated fair values of awards granted. The estimated fair value of the Company's equity-based awards is amortized on a straight-line basis over the awards' vesting period and is adjusted for performance as it relates to PSUs.

The following table shows the Company's stock-based compensation expense included in the Consolidated Statements of Operations:

	Year Ended		
(In millions)	December 26, 2025	December 27, 2024	December 29, 2023
Cost of revenues (1)	$ 1.4	$ 1.6	$ 1.3
Research and development	0.5	0.3	0.3
Sales and marketing	1.7	1.9	1.5
General and administrative	15.6	13.6	9.0
Total stock-based compensation	$ 19.2	$ 17.4	$ 12.1

(1) Stock-based compensation expenses capitalized in inventory for fiscal years 2025, 2024 and 2023 were immaterial.

As of December 26, 2025, there was $29.1 million of unrecognized compensation cost related to employee awards which is expected to be recognized on a straight-line basis over a weighted average period of approximately 1.9 years, and will be adjusted for subsequent changes in future grants.

For each of the fiscal years ended 2025, 2024 and 2023, vested shares of 0.1 million were withheld to satisfy withholding tax obligations, resulting in the net issuance of 0.4 million, 0.5 million and 0.5 million shares, respectively.

Restricted Stock Units, Performance Stock Units and Restricted Stock Awards

The following table summarizes the Company's PSUs, RSUs and RSAs activities through the fiscal year ended December 26, 2025:

	Number of Shares	Aggregate Intrinsic Value (In millions)
Unvested restricted stock units and restricted stock awards at December 29, 2023	1.4	$ 46.1
Granted	0.7	
Vested	(0.5)	
Forfeited	(0.2)	
Unvested restricted stock units and restricted stock awards at December 27, 2024	1.4	$ 52.0
Granted	1.2	
Vested	(0.5)	
Forfeited	(0.5)	
Unvested restricted stock units and restricted stock awards at December 26, 2025	1.6	$ 42.3
Vested and expected to vest restricted stock units and restricted stock awards	1.6	$ 42.3

During the fiscal year ended December 26, 2025, the Company approved and granted 1.0 million RSUs to employees, with a total grant date fair value of $23.4 million and a weighted average grant date fair value of $23.27 per share. During the same period, the Company approved and granted 142 thousand PSUs, with a total grant date fair value of $3.4 million and a weighted average grant date fair value of $23.66 per share. The total fair value of shares vested during the fiscal year 2025 was $9.5 million for RSUs and no PSUs vested during the year.

During the fiscal year ended December 27, 2024, the Company approved and granted 0.6 million RSUs to employees, with a total grant date fair value of $22.8 million and a weighted average grant date fair value of 40.83 per share. During the same period, the Company approved and granted 0.1 million PSUs, with a total grant date fair value of $5.3 million and a weighted average grant date fair value of $42.23 per share. The total fair value of RSUs that vested during fiscal 2024 was $17.5 million, and the total fair value of PSUs that vested was $0.7 million.

Under the current PSU program, the number of PSUs earned and eligible to vest at the end of the performance period is determined based on the achievement of specified performance objectives. Performance is measured over a three-year performance period and is evaluated on an annual basis.

The number of PSUs earned is calculated by applying performance results to the participant's target award. Performance is based on (i) the Company's average annual GAAP revenue goal attainment percentage, (ii) a relative total shareholder return ("TSR") modifier percentage, and (iii) an average annual operating margin modifier percentage. The relative TSR modifier is based on the Company's stock price performance compared to a designated peer group, and the operating margin modifier reflects the average annual difference between non-GAAP operating margin achieved and the applicable operating plan.

The percentage of the target award earned may range from zero to 200%, depending on the level of performance achieved and the impact of the applicable performance modifiers. One-third of the target award is allocated to each year of the three-year performance period.

At the end of the three-year performance period, the total number of PSUs earned, if any, reflects the application of the performance formula to the target award, subject to a maximum payout cap of 200% of the target PSUs granted. Earned PSUs vest and are settled in shares of the Company's common stock in accordance with the terms of the applicable award agreements.

Recipients of PSU awards generally must remain employed by the Company on a continuous basis through the end of the three-year performance period in order to receive any amount of the PSUs covered by that award. In events such as death, disability or retirement, the recipient may be entitled to pro-rata amounts of PSUs as defined in the Plan. Target shares subject to PSU awards do not have voting rights of common stock until earned and issued following the end of the three-year performance period.

For awards that contain market conditions, compensation expense is measured using a Monte Carlo simulation model and recognized over the requisite service period based on the expected market performance as of the grant date. For the PSU

awards, the Company used the following inputs for the Monte Carlo simulation:

	Year Ended					
	December 26, 2025		December 27, 2024		December 29, 2023	
Stock price	$	22.17	$	40.82	$	28.19
Term		2.69 years		2.68 years		2.68 years
Expected volatilities		53.9 %		50.6 %		57.4 %
Risk-free rate		3.8 %		4.8 %		3.9 %

In fiscal year 2025, the Company granted 1,310 shares of common stock to a board member under the 2003 Incentive Plan, with a weighted average grant-date fair value of $24.96 per share. The total fair value of shares vested during the fiscal year 2025 was $0.5 million for RSAs. There was no unamortized expense related to the Company's unvested RSAs as of December 26, 2025.

Employee Stock Purchase Plan

The ESPP permits employees to purchase common stock at a discount through payroll withholdings at certain specified dates (purchase period) within a defined offering period. The purchase price is 85% of the fair market value of the common stock at the end of the purchase period and is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. The aggregate number of shares authorized for issuance under the plan is 1.1 million.

There were 0.1 million shares issued under the ESPP during the fiscal year ended December 26, 2025.

The Company recorded $0.9 million, $0.7 million and $0.4 million of stock-based compensation expense related to ESPP for fiscal years 2025, 2024 and 2023, respectively.

12. REVENUE RECOGNITION

Revenue is recognized when the Company satisfies the performance obligations as evidenced by the transfer of control of the promised goods or services to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company sells its products and services primarily to customers in the semiconductor capital equipment industry. The Company's revenues are highly concentrated and therefore highly dependent upon a small number of customers. Typical payment terms with our customers range from thirty to sixty days.

The Company's products are manufactured and services provided at the Company's locations throughout the Americas, Asia Pacific and Europe and the Middle East ("EMEA"). Sales to customers are initiated through a purchase order and are governed by our standard terms and conditions, written agreements, or both. Revenue is recognized when performance obligations under the terms of an agreement with a customer are satisfied; generally, this occurs with the transfer of control of the products or when the Company provides the services. Based on the enforceable rights included in our agreements or prevailing terms and conditions, products produced by the Company without an alternative use are not protected by an enforceable right of payment that includes a reasonable profit throughout the duration of the agreement. Consignment sales are recognized in revenue at the earlier of the period that the goods are consumed or after a period of time subsequent to receipt by the customer as specified by terms of the agreement, provided control of the promised goods or services has transferred.

Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. Sales, value-added, and other taxes we collect concurrent with revenue-producing activities are excluded from revenue. Certain of our customers may receive cash-based incentives, such as rebates or credits, which are accounted for as variable consideration. We estimate these amounts based on the expected amount to be provided to customers and reduce revenues recognized. Accruals for unpaid customer rebates of $1.9 million and $2.3 million as of December 26, 2025 and December 27, 2024, respectively, were netted against accounts receivable. The Company's disaggregated revenues are apportioned by segments within the Company's Consolidated Statement of Operations. Certain services performed by the Company related to products sold to customers are included in Products revenue in the Consolidated Statement of Operations. These services are not material for any of the years presented.

The Company's principal markets include Americas, Asia Pacific and EMEA. The Company's foreign operations are conducted primarily through its subsidiaries in China, Czechia, Israel, Malaysia, Singapore, South Korea, Taiwan, and the

United Kingdom. Revenues by geographic area are categorized based on the customer's location to which the products were shipped or services were performed. The following table sets forth revenue by geographic area (in millions):

| | Year Ended | | | | | |
	December 26, 2025		December 27, 2024		December 29, 2023	
Singapore	$	754.0	$	711.5	$	608.7
United States		495.4		566.5		526.8
Austria		221.5		178.4		124.9
China		143.1		214.7		118.1
South Korea		112.6		103.0		94.2
Malaysia		78.2		50.4		21.8
Taiwan		58.7		82.4		71.3
Others		190.5		190.7		168.7
Total	$	2,054.0	$	2,097.6	$	1,734.5

The Company's most significant customers (having individually accounted for 10% or more of revenues) are from Products segment and their related revenues as a percentage of total revenues were as follows:

| | Year Ended | | |
	December 26, 2025	December 27, 2024	December 29, 2023
Lam Research Corporation	37.0 %	31.9 %	34.0 %
Applied Materials, Inc.	21.7	22.6	23.4
Total	58.7 %	54.5 %	57.4 %

As of December 26, 2025, gross accounts receivable from Lam Research Corporation exceeded 10% of the Company's total gross accounts receivable, representing approximately 17.1% of the total.

Three customers' gross accounts receivable balances, Applied Materials, Inc., Lam Research Corporation and ASML Holding NV were individually greater than 10.0% of gross accounts receivable as of December 27, 2024, in the aggregate approximately 41.9% of accounts receivable.

13. LEASES

The Company leases land, offices, facilities and equipment in locations throughout the United States, Asia Pacific and EMEA. The Company's leases do not provide an implicit rate; thus, the Company uses an estimated incremental borrowing rate in determining the present value of lease payments. Renewal options are typically solely at our discretion and are only included within the lease obligation and right-of-use asset when we are reasonably certain that the renewal options would be exercised. The components of lease expense were summarized as follows:

| | Year Ended | | | |
(Dollars in millions)	December 26, 2025		December 27, 2024	
Operating lease cost	$	32.3	$	32.1
Short-term lease cost		2.9		2.5
Sublease income		(1.0)		(0.8)
Total lease cost	$	34.2	$	33.8
Operating cash flows used in operating leases	$	30.0	$	29.9
Weighted-average remaining lease term – operating leases		9.2 years		9.8 years
Weighted-average discount rate – operating leases		7.3%		7.2%

Future minimum payments under operating leases as of December 26, 2025 were summarized as follows:

(In millions)	Operating Leases
2026	$ 32.2
2027	31.2
2028	26.9
2029	24.4
2030	21.3
Thereafter	111.8
Total minimum lease payments	247.8
Less: imputed interest	(71.0)
Lease liability	$ 176.8

14. NET INCOME (LOSS) PER SHARE

The following is a reconciliation of the numerators and denominators used in computing basic and diluted net income (loss) per share:

	Year Ended		
(In millions, except share amounts)	December 26, 2025	December 27, 2024	December 29, 2023
Numerator:			
Net income (loss) attributable to UCT	$ (181.2)	$ 23.7	$ (31.1)
Denominator:			
Shares used in computation — basic:			
Weighted average common shares outstanding	45.3	44.9	44.7
Shares used in computation — diluted:			
Weighted average common shares outstanding	45.3	44.9	44.7
Dilutive effect of common shares outstanding subject to repurchase	—	0.4	—
Shares used in computing diluted net income (loss) per share	45.3	45.3	44.7
Net income (loss) per share attributable to UCT — basic	$ (4.00)	$ 0.53	$ (0.70)
Net income (loss) per share attributable to UCT — diluted	$ (4.00)	$ 0.52	$ (0.70)

Potential common shares from employee stock plans totaling 1.4 million, nominal, and 1.1 million for the fiscal years ended December 26, 2025, December 27, 2024 and December 29, 2023, respectively, were excluded from the computation of diluted loss per share as their effect would have been antidilutive.

15. REPORTABLE SEGMENTS

The Company's Chief Executive Officer is the Company's chief operating decision maker (CODM). The CODM primarily uses income from operations to evaluate each segment's performance and allocate resources, primarily through periodic budgeting and segment performance reviews. Significant expenses within segment operating profit include cost of revenue, research and development, and selling, general and administrative expenses, which are each separately presented on the Company's Consolidated Statements of Operations.

The Company's reportable segments are determined based on the nature of their revenue streams and the Company's internal organization structure.

In fiscal year 2025 and 2024, the Company prepared financial results based on two operating segments (Products and Services) and two reportable segments (Products and Services).

The following table describes each segment:

Segment	Product or Services	Primary Markets Served	Geographic Areas
Products	Assembly Weldments Machining Fabrication	Semiconductor	Americas Asia Pacific EMEA
Services	Cleaning Coating Analytics	Semiconductor	Americas Asia Pacific EMEA

The CODM uses segment operating profit or loss to evaluate performance and to allocate capital resources. Segment operating profit or loss is defined as a segment's income or loss from continuing operations before interest and other income (expense), net and provision for income taxes. Any intercompany sales and associated profit (and any other intercompany items) are eliminated from segment results.

	Year Ended		
(In millions)	December 26, 2025	December 27, 2024	December 29, 2023
Revenues:			
Products	$ 1,799.3	$ 1,853.7	$ 1,501.6
Services	254.7	243.9	232.9
Total segment revenues	$ 2,054.0	$ 2,097.6	$ 1,734.5
Cost of revenues:			
Products	$ 1,547.0	$ 1,569.7	$ 1,290.5
Services	184.1	171.6	166.7
Total segment cost of revenues	$ 1,731.1	$ 1,741.3	$ 1,457.2

Operating expenses:				
Products				
Research and development	$	21.3 $	18.8 $	17.8
Sales and marketing		48.1	46.7	41.4
General and administrative		151.5	139.1	122.0
Impairment of goodwill		77.6	—	—
Total Products operating expenses	$	298.5 $	204.6 $	181.2
Services				
Research and development	$	10.7 $	9.5 $	10.5
Sales and marketing		13.1	10.6	10.4
General and administrative		34.5	40.4	40.0
Impairment of goodwill		73.5	—	—
Total Services operating expenses		131.8	60.5	60.9
Total segment operating expenses	$	430.3 $	265.1 $	242.1
Segment operating profit:				
Products	$	(46.2) $	79.4 $	29.9
Services		(61.2)	11.8	5.3
Total segment operating profit	$	(107.4) $	91.2 $	35.2
Reconciliation of segment operating profit:				
Total segment operating profit	$	(107.4) $	91.2 $	35.2
Interest income		3.9	4.8	4.1
Interest expense		(38.3)	(46.5)	(48.8)
Other income (expense), net		(3.9)	17.7	(1.8)
Income (loss) before provision for income taxes	$	(145.7) $	67.2 $	(11.3)
Expenditures for segment property, plant and equipment				
Products	$	31.7 $	40.4 $	62.4
Services		18.6	23.1	13.4
Total expenditures for segment assets	$	50.3 $	63.5 $	75.8
Depreciation and amortization				
Products	$	50.7 $	51.3 $	36.4
Services		25.3	24.8	25.3
Total depreciation and amortization	$	76.0 $	76.1 $	61.7

(In millions)		December 26, 2025		December 27, 2024
Assets				
Products	$	1,446.0	$	1,657.0
Services		283.0		262.9
Total segment assets	$	1,729.0	$	1,919.9

Long-lived assets comprise of operating lease right-of-use assets and property, plant and equipment, net, reported based on the location of the asset. The carrying amount of long-lived assets in United States, Malaysia, Israel, South Korea and other foreign countries were $172.6 million, $81.0 million, $69.6 million, $50.0 million and $108.4 million, respectively as of December 26, 2025, and $176.9 million, $83.2 million, $75.2 million, $49.8 million and $101.8 million, respectively as of December 27, 2024.

16. GOVERNMENT SUBSIDIES

In September 2021, the Company's manufacturing operations in Singapore were awarded a grant of up to $1.7 million from the Singapore Economic Development Board, which provides incentive grant payments for research and innovation in Singapore. Under this agreement, the Company recorded subsidies of $0.3 million in fiscal year 2025, $0.2 million in fiscal year 2024 and $0.8 million in fiscal year 2023. These subsidies were recorded as an offset to cost of revenues and other operating expenses.

The Company also received unconditional subsidies from the Chinese government of $2.3 million, $0.4 million and $1.9 million in fiscal years 2025, 2024 and 2023, respectively. These subsidies were recognized as other income (expense), net in the Consolidated Statements of Operations.

In fiscal year 2025, the Company received an asset-related government grant of $2.9 million from the Israeli government, which was recorded as a reduction of the carrying amount of the related property, plant and equipment, and a grant of $0.4 million from the Irish government to support payroll expenses, which was recorded as an offset to cost of revenues and other operating expenses.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not Applicable

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the Company's disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Exchange Act. Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based upon this evaluation, our chief executive officer and our chief financial officer concluded the Company's disclosure controls and procedures were effective as of December 26, 2025, the end of the period covered by this Annual Report on Form 10-K.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Management of the Company has assessed the effectiveness of the Company's internal control over financial reporting as of December 26, 2025 using the criteria described in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 26, 2025.

The effectiveness of the Company's internal control over financial reporting as of December 26, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears under Item 8.

Remediation of Previously Reported Material Weaknesses

We previously disclosed material weaknesses in our internal control over financial reporting related to the following:

- The Company did not design and maintain effective controls relating to the: (i) sufficiency of processes related to identifying and analyzing risks to the achievement of objectives across the Company, (ii) sufficiency of competent personnel to analyze risks of material misstatement and develop internal control activities to support the achievement of the Company's internal control objectives; and (iii) monitoring of control activities in accordance with established policies in a timely manner.

- These material weaknesses contributed to the following additional material weaknesses:

  (a) The Company did not design and maintain effective information technology ("IT") general controls for certain information systems that are relevant to the preparation of its consolidated financial statements. Specifically, for certain of the Fluid Solutions operating subsidiaries in the Products segment which have not been migrated to the Company's primary ERP system, the Company did not design and maintain (i) program change management controls to ensure that IT program and data changes are identified, tested, authorized and implemented appropriately, and (ii) user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate company personnel.

  (b) The Company did not design and maintain effective controls for certain other international operating subsidiaries in the Products segment. Specifically, the Company did not design and maintain effective segregation of duties controls across various business processes, including journal entries.

During the quarter ended December 26, 2025, we completed the following activities as part of remediating the material weaknesses:

- Hired additional compliance personnel to support our remediation efforts.
- Monitored the effective performance of internal controls under remediation.
- Delivered training programs designed to support our internal controls.

In response to the material weakness "(a)" management has taken the following actions:

- We migrated the Fluid Solutions operating subsidiaries to our primary ERP system in the third quarter of 2025, including the utilization of existing IT general controls of our primary ERP system leveraging standard user access controls to ensure appropriate segregation of duties that adequately restrict user access to our financial applications and data to appropriate company personnel.

In response to the material weakness "(b)" management has taken the following actions:

- During the third quarter of 2025, we began operating the previously designed and implemented controls over segregation of duties assessment to identify key conflicts, established policies and procedures to maintain effective segregation of duties, and identified and implemented mitigating controls for key conflicts identified for certain other international operating subsidiaries in the Products segment which have not been migrated to the Company's primary ERP system.

During the quarter ended December 26, 2025, we completed our testing of both the design and operating effectiveness of these controls and have determined that controls operated for a sufficient period of time for management to conclude that these material weaknesses have been remediated as of December 26, 2025.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal fourth quarter ended December 26, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Pursuant to Paragraph G (3) of the General Instructions to Form 10-K, portions of the information required by Part III of Form 10-K are incorporated by reference from our definitive Proxy Statement to be filed with the SEC in connection with our December 26, 2025 Annual Meeting of Stockholders.

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this item concerning directors and corporate governance is incorporated by reference to the section entitled, "Election of Directors" in our Proxy Statement for the December 26, 2025 Annual Meeting of Stockholders.

For information with respect to Executive Officers, see Part I, Item 1 of this Annual Report on Form 10-K, under "Executive Officers."

The information required by this item with respect to Section 16(a) beneficial reporting compliance is incorporated by reference to the section entitled, "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement for the December 26, 2025 Annual Meeting of Stockholders.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that is designed to qualify as a "code of ethics" within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. This code of ethics is available on our website at *www.uct.com*. To the extent required by law, any amendments to, or waivers from, any provision of the code of ethics will be promptly disclosed to the public. To the extent permitted by such legal requirements, we intend to make such public disclosure by posting the relative material on our website in accordance with SEC rules.

Insider Trading Policies and Procedures

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, officers and employees that are designed to promote compliance with insider trading laws, rules and regulations, and applicable NASDAQ listing standards, as well as procedures designed to further the foregoing purposes. A copy of our insider trading policy is filed with this Annual Report on Form 10-K as Exhibit 19.1.

Item 11.   Executive Compensation

The information required by this item regarding the security ownership of certain beneficial owners is incorporated by reference to the sections entitled "Executive Officer Compensation" and "Election of Directors" in our Proxy Statement for the December 26, 2025 Annual Meeting of Stockholders.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the sections entitled "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement for the December 26, 2025 Annual Meeting of Stockholders.

The table below summarizes our equity plan information as of December 26, 2025:

(Shares in millions) Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) (1) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders	1.6	$ —	0.5

(1) Consists of the 2003 Stock Incentive Plan, as amended, and, for purposes of column (c), the Employee Stock Purchase Plan. Since restricted stock units do not have an exercise price, they are excluded from the calculations in column (b) of the table above.

Item 13.   Certain Relationships and Related Transactions

The information required by this item is incorporated by reference to the section entitled "Certain Relationships and Related Party Transactions" in our Proxy Statement for the December 26, 2025 Annual Meeting of Stockholders.

Item 14.   Principal Accountant Fees and Services

The information required by this item is incorporated by reference to the section entitled "Ratification of the Appointment of Our Independent Registered Public Accounting Firm" in our Proxy Statement for the December 26, 2025 Annual Meeting of Stockholders.

Auditor Firm Id: 238   Auditor Name: PricewaterhouseCoopers LLP   Auditor Location: San Jose, California

Part IV

Item 15. **Exhibits and Financial Statement Schedules**

(a) The following documents are filed as part of this Form 10-K:

1. Financial Statements:

	Form 10-K Page No.
Reports of Independent Registered Public Accounting Firms (PCAOB ID: 238 and PCAOB ID: 23)	43
Consolidated Balance Sheets	47
Consolidated Statements of Operations	48
Consolidated Statements of Comprehensive Income (Loss)	49
Consolidated Statements of Cash Flows	50
Consolidated Statements of Stockholders' Equity	52
Notes to Consolidated Financial Statements	55

2. Financial statement schedules not listed have been omitted because they are not applicable or required, or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

3. Exhibits

Exhibit Number	Description	Form	File No.	Filing Date	Exhibit	Filed Herewith
2.1	Agreement and Plan of Merger, dated as of July 24, 2018, among Quantum Global Technologies, LLC, Ultra Clean Holdings, Inc., Falcon Merger Subsidiary, LLC and G-Squared Partners, LLC (as the representative of the unitholders of the Company)	8-K	000-50646	July 25, 2018	2.1	
2.2	Agreement and Plan of Merger by and among Ultra Clean Holdings, Inc., Sir Daibus Ltd., Bealish Ltd. and Ham-Let (Israel – Canada) Ltd.	8-K	000-50646	December 17, 2020	2.1	
3.1	Amended and Restated Certificate of Incorporation of Ultra Clean Holdings, Inc.	S-1/A	333-11904	March 2, 2004	3.1	
3.2	Amended and Restated Bylaws of Ultra Clean Holdings, Inc.	10-Q	000-50646	May 2, 2016	3.1	
4.1	Specimen Stock Certificate	S-1/A	333-11904	March 8, 2004	4.1	
4.2	Description of Securities Registered Under Section 12 of the Exchange Act	10-K	000-50646	March 6, 2024	4.2	
10.1†	Ultra Clean Holdings, Inc. Amended and Restated Stock Incentive Plan (amended and restated as of May 17, 2023)	10-K	000-50646	March 6, 2024	10.1	
10.2†	Form of Stock Option Agreement	S-1/A	333-11904	March 8, 2004	10.6	
10.3†	Form of Award Agreement	S-1/A	333-11904	March 8, 2004	10.13	
10.4†	Form of Restricted Stock Unit Award Agreement	10-K	000-50646	March 12, 2008	10.18	
10.5†	Employee Stock Purchase Plan (amended and restated as of May 17, 2023)	10-K	000-50646	March 6, 2024	10.5	
10.6†	Form of Indemnification Agreement between Ultra Clean Holdings, Inc. and each of its directors and executive officers	S-1/A	333-11904	March 2, 2004	10.10	
10.7†	Promotion Letter between Ultra Clean Holdings, Inc. and Sheri Savage (previously Sheri Brumm) dated February 18, 2016	10-K	000-50646	March 9, 2016	10.18	
10.8†	Offer Letter between Ultra Clean Holdings, Inc. and Sheri Savage (previously Sheri Brumm) dated July 7, 2016	8-K	000-50646	July 12, 2016	99.1	

Exhibit Number	Description	Form	File No.	Filing Date	Exhibit	Filed Herewith
10.9†	Change in Control Severance Agreement between Ultra Clean Holdings, Inc. and Sheri Savage (previously Sheri Brumm) dated July 7, 2016	8-K	000-50646	July 12, 2016	99.2	
10.10†	Form of Change in Control Severance Agreement for Executive Officers	8-K	000-50646	November 1, 2018	10.2	
10.11†	Offer Letter between the Company and James Xiao	8-K	000-50646	August 7, 2025	10.1	
10.12†	Promotion Letter between the Company and Christopher S. Cook	8-K	000-50646	August 7, 2025	10.2	
10.13†	Severance Benefits for Executive Officers, dated as of August 1, 2025	10-Q	000-50646	October 29, 2025	10.1	
10.14†	Chief Executive Officer Change in Control Severance Plan, dated as of September 2, 2025	10-Q	000-50646	October 29, 2025	10.2	
10.15†	Chief Business Officer Change in Control Severance Plan, dated as of August 24, 2025	10-Q	000-50646	October 29, 2025	10.3	
10.16	Credit Agreement, dated as of August 27, 2018, among Ultra Clean Holdings, Inc., Barclays Bank PLC, as administrative agent, and the lenders party thereto	8-K	000-50646	August 31, 2018	10.1	
10.17	Guarantee and Collateral Agreement in favor of Barclays Bank PLC and the other Lenders party thereto, dated as of August 27, 2018, made by Ultra Clean Holdings, Inc. and the other Grantors referred to therein and from time to time party thereto	8-K	000-50646	August 31, 2018	10.2	
10.18	Amendment Agreement, dated as of October 1, 2018, among Ultra Clean Holdings, Inc., any Subsidiary Borrowers, Barclays Bank PLC, as administrative agent, and the lenders party thereto	8-K	000-50646	October 4, 2018	10.1	
10.19	Second Amendment, dated as of March 31, 2021, by and among Ultra Clean Holdings, Inc., the subsidiaries of Ultra Clean Holdings, Inc. party thereto, Barclays Bank PLC, as administrative agent and the lenders party thereto	8-K	000-50646	April 5, 2021	10.1	

Exhibit Number	Description	Form	File No.	Filing Date	Exhibit	Filed Herewith
10.20	Third Amendment, dated as of August 19, 2022, by and among Ultra Clean Holdings, Inc., the subsidiaries of Ultra Clean Holdings, Inc. party thereto, Barclays Bank PLC, as administrative agent and the lenders party thereto	8-K	000-50646	August 20, 2022	10.1	
10.21	Fourth Amendment, dated as of June 29, 2023, by and among Ultra Clean Holdings, Inc., the subsidiaries of Ultra Clean Holdings, Inc. party thereto, Barclays Bank PLC, as administrative agent and the lenders party thereto	8-K	000-50646	July 6, 2023	10.1	
10.22	Fifth Amendment, dated as of July 27, 2023, by and among Ultra Clean Holdings, Inc., the subsidiaries of Ultra Clean Holdings, Inc. party thereto, Barclays Bank PLC, as administrative agent and the lenders party thereto	8-K	000-50646	August 1, 2023	10.1	
10.23	Sixth Amendment, dated as of April 4, 2024, by and among Ultra Clean Holdings, Inc., Barclays Bank PLC, as administrative agent and the lenders party thereto	8-K	000-50646	April 9, 2024	10.1	
10.24	Seventh Amendment, dated as of October 8, 2024, by and among Ultra Clean Holdings, Inc., the subsidiaries of Ultra Clean Holdings, Inc. party thereto, Barclays Bank PLC, as administrative agent and the lenders party thereto	8-K	000-50646	October 10, 2024	10.1	
10.25	Eighth Amendment, dated as of September 15, 2025, by and among Ultra Clean Holdings, Inc., the subsidiaries of Ultra Clean Holdings, Inc. party thereto, Barclays Bank PLC, as administrative agent and the lenders party thereto.	8-K	000-50646	September 16, 2025	10.1	
19.1	Ultra Clean Holdings, Inc. Insider Trading Policy	10-K	000-50646	February 25, 2025	19.1	
21.1	Subsidiaries of Ultra Clean Holdings, Inc.					X
23.1	Consent of Pricewaterhouse Coopers LLP, Independent Registered Public Accounting Firm					X
23.2	Consent of Baker Tilly US LLP					X

Exhibit Number	Description	Form	File No.	Filing Date	Exhibit	Filed Herewith
24.1	Power of Attorney (included on signature page)					X
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
97.1	Compensation Recoupment Policy	10-K	000-50646	March 6, 2024	97.1	
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.					
101.SCH	Inline XBRL Taxonomy Extension Schema Document					
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)					

† Denotes management contract or compensatory plan.

Item 16. Form 10-K Summary

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ultra Clean Holdings, Inc.

By: /S/   JAMES XIAO

                    James Xiao

               Chief Executive Officer

Date: February 23, 2026

KNOW ALL PERSONS BY THESE PRESENTS , that each person whose signature appears below constitutes and appoints James Xiao and Sheri Savage, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission hereby ratifying and confirming that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ CLARENCE L. GRANGER Clarence L. Granger	Chairman	February 23, 2026
/S/ JAMES XIAO James Xiao	Chief Executive Officer and Director (Principal Executive Officer)	February 23, 2026
/S/ SHERI SAVAGE Sheri Savage	Chief Financial Officer (Principal Financial Officer)	February 23, 2026
/S/ BRIAN E. HARDING Brian E. Harding	Chief Accounting Officer (Principal Accounting Officer)	February 23, 2026
/S/ THOMAS T. EDMAN Thomas T. Edman	Director	February 23, 2026
/S/ DAVID T. IBNALE David T. IbnAle	Director	February 23, 2026
/S/ EMILY M. LIGGETT Emily M. Liggett	Director	February 23, 2026
/S/ ERNEST E. MADDOCK Ernest E. Maddock	Director	February 23, 2026
/S/ JACQUELINE A. SETO Jacqueline A. Seto	Director	February 23, 2026
/S/ JOANNE SOLOMON Joanne Solomon	Director	February 23, 2026

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